   As furnished to the Securities and Exchange Commission on October 11, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            ------------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                             Dated October 11, 2002

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                             ---------------------

                              Credit Suisse Group

             Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F     /X/                                         Form 40-F     / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes / /                                                   No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                Page
                                                                ----
Forward-Looking Statements..................................       1

Introduction................................................       3

Operating and Financial Review and Prospects................       4

Market Risk.................................................      37

Overview of Changes to Segments as a Result of
  Realignment...............................................      38

Notes to the Interim Financial Statements (unaudited).......      48

Supplemental Information Required by Industry Guide 3.......      85

Index to Consolidated Financial Statements for the
  Years Ended December 31, 2001, 2000 and 1999*.............     F-1

------------------------

* The audited consolidated financial statements beginning at page F-1 of this Form 6-K are included to provide a segment footnote (note 4) reflecting the realignment of our business effective January 1, 2002. No other changes have been made to the audited consolidated financial statements filed as part of our annual report on Form 20-F for the year ended December 31, 2001.

FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

- our plans, objectives or goals;

- our future economic performance or prospects;

- the potential effect on our future performance of certain contingencies; and

- assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- market and interest rate fluctuations;

- the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;

- the ability of counterparties to meet their obligations to us;

- the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

- political and social developments, including war, civil unrest or terrorist activity;

- the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

- the ability to maintain sufficient liquidity and access capital markets;

- operational factors such as systems failure, human error, or the failure properly to implement procedures;

- actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

- the effects of changes in laws, regulations or accounting policies or practices;

- competition in geographic and business areas in which we conduct our operations;

- the ability to retain and recruit qualified personnel;

- the ability to maintain our reputation and promote our brands;

- the ability to increase market share and control expenses;

- technological changes;

- the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

- acquisitions, including the ability to integrate successfully acquired businesses; and

- our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our annual report on Form 20-F for the year ended December 31, 2001 filed with the SEC on May 15, 2002.

INTRODUCTION

This report on Form 6-K includes:

- a discussion of our financial results for the six months ended June 30, 2002 compared to the six months ended June 30, 2001;

- an overview of the changes to our segment information for each of the years in the three-year period ended December 31, 2001 following the realignment of our business units effective January 1, 2002, which changed the composition of our reportable segments. We refer to the realignment elsewhere in this Form 6-K as the "realignment";

- a reconciliation of our financial results for the six months ended June 30, 2002 and 2001 to US generally accepted accounting principles and other additional notes to our interim financial statements; and

- our audited consolidated financial statements as of and for each of the years in the three-year period ended December 31, 2001, including a segment footnote reflecting the realignment, together with a report thereon of our independent auditors, KPMG Klynveld Peat Marwick Goerdeler SA.

This disclosure supplements the disclosure in, and should be read with, our Quarterly Reports for the first and second quarters of 2002, furnished to the SEC on Form 6-K on May 15, 2002 and August 14, 2002, respectively. The audited consolidated financial statements beginning on page F-1 of this Form 6-K are included to provide a segment footnote (note 4) reflecting the realignment of our business effective January 1, 2002. No other changes have been made to the audited consolidated financial statements filed as part of our annual report on Form 20-F for the year ended December 31, 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a global financial services company engaging in private banking, retail and corporate banking, insurance, investment banking and asset management. We conduct our activities through two business units, Credit Suisse Financial Services, or CSFS, and Credit Suisse First Boston, or CSFB.

CSFS includes four segments:

- Private Banking;

- Corporate & Retail Banking;

- Life & Pensions; and

- Insurance.

CSFB includes two segments:

- Investment Banking, which is operated through two principal divisions:

       - the Securities division, consisting of Equity and Fixed Income; and

       - the Investment Banking division; and

- CSFB Financial Services.

For the purposes of this discussion, unless the context otherwise requires, the terms "we," "us," "our" and the "Group" mean Credit Suisse Group and its consolidated subsidiaries.

Factors affecting results of operations

Our results of operations are affected, to a greater or lesser degree, by a variety of factors, including general economic and market conditions, exchange rate fluctuations, competition within the financial services industry, and government policy, legislation and regulation. In addition, acquisitions, dispositions and changes in the structure of our business have affected our results from year to year. For a discussion of additional factors affecting our results of operations, please refer to "Item 3 -- Key Information -- Risk factors" in our annual report on Form 20-F for the year ended December 31, 2001 filed with the SEC on May 15, 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Credit Suisse Group

In the first half of 2002, our operating income was CHF 15,977 million and net loss was CHF 211 million. We measure our business at the consolidated group level on the basis of net new asset growth and operating return on equity excluding amortization of acquired intangible assets and goodwill. At June 30, 2002, assets under management totaled CHF 1,293.2 billion, and for the half-year then ended net new asset growth was 1.2%. Operating return on equity was 2.2% in the first six months of 2002. Our results of operations reflect the results of our segments and certain corporate expenses and consolidation adjustments recorded at the Corporate Center.

The following table sets forth our condensed consolidated income statement for the six months ended June 30, 2002 and 2001: 1)

                                                              6 months      6 months
in CHF m                                                          2002          2001
------------------------------------------------------------------------------------
Net interest income                                              4,029         3,151
Net commission and service fee income                            8,732         9,741
Net trading income                                               2,105         6,105
Net income from the insurance business 2)                        1,449         3,419
Other ordinary income/(expenses), net                             (338)         (143)
------------------------------------------------------------------------------------
Operating income                                                15,977        22,273
------------------------------------------------------------------------------------
Personnel expenses                                               9,653        11,989
Other operating expenses                                         3,413         4,168
------------------------------------------------------------------------------------
Operating expenses                                              13,066        16,157
------------------------------------------------------------------------------------
Gross operating profit                                           2,911         6,116
------------------------------------------------------------------------------------
Depreciation of non-current assets 3)                              947           985
Amortization of acquired intangible assets                         366           393
Amortization of goodwill                                           393           356
Valuation adjustments, provisions and losses from the
  banking business                                               1,033           650
------------------------------------------------------------------------------------
Depreciation, valuation adjustments and losses                   2,739         2,384
------------------------------------------------------------------------------------
Profit before extraordinary items, taxes and minority
  interests                                                        172         3,732
------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                               105            22
Taxes                                                             (504)         (907)
------------------------------------------------------------------------------------
Net (loss)/profit before minority interests                       (227)        2,847
------------------------------------------------------------------------------------
Minority interests                                                  16          (131)
------------------------------------------------------------------------------------
Net (loss)/profit                                                 (211)        2,716
------------------------------------------------------------------------------------

Reconciliation to net operating profit
Amortization of acquired intangible assets                         366           393
Amortization of goodwill 4)                                        373           356
Tax impact                                                        (127)         (128)
------------------------------------------------------------------------------------
Net operating profit                                               401         3,337
------------------------------------------------------------------------------------

Other data
Operating return on equity 5)                                     2.2%         16.0%
Net new asset growth                                              1.2%          3.0%
------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2) For the purpose of the consolidated financial statements, operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from insurance business.

3) Includes amortization of Present Value of Future Profits, or PVFP, from the insurance businesses.

4)   Excluding a CHF 20 million write-off relating to a participation.

5)   Excluding amortization of acquired intangible assets and goodwill.

Six months ended June 30, 2002 compared to six months ended June 30, 2001

Operating income decreased CHF 6,296 million, or 28.3%, in the first half of 2002 compared to the first six months of 2001. This decrease was primarily due to a decrease of CHF 4,000 million, or 65.5%, in net trading income in the first half of 2002 primarily within CSFB due to weak market conditions. CSFB's operating income decreased CHF 3,525 million, or 24.1%, in the first half of 2002 compared to the first six months of 2001 as a result of significantly lower operating income from the Investment Banking segment's Equity and Fixed Income businesses, reflecting the depressed markets and low new issue activity. The decline in operating income includes a CHF 1,970 million, or 57.6%, decrease in income from the insurance business, which was primarily attributable to a significant decrease in investment income from the insurance businesses as a result of continuing financial market weakness, which affected both investment income and dividends to policyholders. The decline in investment income from the insurance business of CHF 3,897 million includes realization of losses on securities sold as well as the recognition of realized losses from other than temporary impairments in our insurance businesses' investment portfolio. Compared with the first six months of 2001, net interest income increased
CHF 878 million, or 27.9%, and net commission and service fee income decreased CHF 1,009 million, or 10.4%. This reflects the shift in Fixed Income business from commission- to interest-based activity within the Investment Banking segment during the first half of 2002 due to a relatively stable interest rate environment. Other ordinary income/(expenses), net decreased CHF 195 million, or 136.4%, to an expense of CHF 338 million in the first half of 2002, mainly due to unrealized losses on financial investments held at the Corporate Center.

Operating expenses decreased CHF 3,091 million, or 19.1%, in the first half of 2002 compared to the first six months of 2001 mainly reflecting CSFB's cost reduction initiatives, which reduced CSFB's operating expenses by CHF 2,769 million, or 24.4%. Personnel expenses decreased CHF 2,336 million, or 19.5%, primarily as a result of a reduction in incentive compensation and headcount reductions at CSFB. Amortization of retention payments was CHF 359 million in the first half of 2002 compared to CHF 403 million in the first six months of 2001. Other operating expenses decreased CHF 755 million, or 18.1%, in the first half 2002 primarily as a result of declines in variable expenses.

Amortization of acquired intangible assets decreased CHF 27 million primarily as a result of divestitures at CSFB. Amortization of goodwill increased CHF 37 million in the first half of 2002 primarily due to acquisitions at CSFB and a CHF 20 million write-off of a participation.

Valuation adjustments, provisions and losses from the banking business increased CHF 383 million, or 58.9%, in the first half of 2002 compared to the first half of 2001, primarily as a result of higher corporate credit provisions at CSFB due to a deterioration in credit market conditions and provisioning for CSFB's discontinued real estate held for sale.

Extraordinary income/(expenses), net increased CHF 83 million to CHF 105 million for the first six months of 2002 compared to the first six months of 2001. This increase resulted primarily from the divestiture of our insurance branch in France and a realized gain from the sale of a participation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The effective tax rate increased from 24.2% for the six month period ended
June 30, 2001 to 181.9% for the six months ended June 30, 2002. The main reasons were the higher net operating losses for which no deferred tax assets could be recognized and impairments on investments that are not tax deductible in certain countries.

A key driver of our revenue is net new asset growth, which is a key performance indicator, or KPI, for measuring the progress of our asset gathering strategy. The following tables provide details of assets under management at June 30, 2002 and December 31, 2001 and for the six months ended June 30, 2002 and 2001: 1)

in CHF bn                                                       30.06.02    31.12.01
------------------------------------------------------------------------------------
Advisory                                                          638.6       723.5
Discretionary                                                     654.6       707.1
------------------------------------------------------------------------------------
Total assets under management                                   1,293.2     1,430.6
------------------------------------------------------------------------------------

                                                                6 months    6 months
                                                                    2002        2001
------------------------------------------------------------------------------------
Net new assets                                                     17.7        41.8
------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation.

Assets under management decreased CHF 137.4 billion, or 9.6%, as of June 30, 2002 compared to December 31, 2001. This includes CHF 17.7 billion in net new assets offset by CHF 36.9 billion of outflows related to divestitures and a decrease of CHF 118.2 billion primarily due to the substantial deterioration of the equity markets worldwide.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following table sets forth the results by segment of Credit Suisse Group for the six months ended June 30, 2002 and 2001: 1)

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Operating income
  Private Banking                                                3,544      3,828
  Corporate & Retail Banking                                     1,245      1,247
  Life & Pensions 2)                                               608      1,416
  Insurance 2)                                                     627      1,811
---------------------------------------------------------------------------------
Credit Suisse Financial Services                                 6,024      8,302
---------------------------------------------------------------------------------
  Investment Banking                                             9,317     12,521
  CSFB Financial Services                                        1,786      2,107
---------------------------------------------------------------------------------
Credit Suisse First Boston                                      11,103     14,628
---------------------------------------------------------------------------------
Acquisition interest                                              (325)      (476)
Corporate Center 3)                                               (825)      (181)
---------------------------------------------------------------------------------
Credit Suisse Group                                             15,977     22,273
---------------------------------------------------------------------------------
Net operating profit/(loss) before minority interests 4)
  Private Banking                                                1,120      1,221
  Corporate & Retail Banking                                       215        181
  Life & Pensions 2)                                              (412)       434
  Insurance 2)                                                    (637)       405
---------------------------------------------------------------------------------
Credit Suisse Financial Services                                   286      2,241
---------------------------------------------------------------------------------
  Investment Banking                                               844      1,643
  CSFB Financial Services                                          231        194
---------------------------------------------------------------------------------
Credit Suisse First Boston                                       1,075      1,837
---------------------------------------------------------------------------------
Net profit/(loss)
Credit Suisse Financial Services                                   295      2,112
Credit Suisse First Boston                                          69        669
Corporate Center 3)                                               (575)       (65)
---------------------------------------------------------------------------------
Credit Suisse Group                                               (211)     2,716
---------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation.

2) For the purpose of the consolidated financial statements, operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from insurance business.

3)   Including consolidation adjustments.

4) Represents net profit/(loss) excluding acquisition-related costs and minority interests which are reported at the business unit level only. For reconciliation of net operating profit to net profit please refer to the business unit discussions below.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Credit Suisse Financial Services

CSFS's income statement is presented on an "operating basis," which differs from our consolidated income statement presentation by excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses. This item is reported separately in the income statement. A separate table presenting line items on a basis consistent with our consolidated income statement and after giving effect to amortization of acquired intangible assets and goodwill is also set forth below. Although we also present CSFS's income statement on this basis, we discuss its results on an operating basis. Management uses the operating basis to assess the financial results and key performance indicators of CSFS.

The following table sets forth the results of CSFS on an operating basis for the six months ended June 30, 2002 and 2001: 1)

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Operating income                                                 6,024      8,302
---------------------------------------------------------------------------------
Personnel expenses                                               2,917      2,923
Other operating expenses                                         1,723      1,801
---------------------------------------------------------------------------------
Operating expenses                                               4,640      4,724
---------------------------------------------------------------------------------
Gross operating profit                                           1,384      3,578
---------------------------------------------------------------------------------
Depreciation of non-current assets                                 336        241
Amortization of present value of future profits (PVFP)              86         86
Valuation adjustments, provisions and losses from the
  banking business                                                 194        251
---------------------------------------------------------------------------------
Net operating profit before extraordinary items and taxes          768      3,000
---------------------------------------------------------------------------------
Extraordinary income/(expenses), net                                18         11
Taxes 3)                                                          (500)      (770)
---------------------------------------------------------------------------------
Net operating profit before minority interests                     286      2,241
Amortization of acquired intangible assets and goodwill            (75)       (42)
Tax impact                                                           1          1
---------------------------------------------------------------------------------
Net profit before minority interests                               212      2,200
---------------------------------------------------------------------------------
Minority interests                                                  83        (88)
---------------------------------------------------------------------------------
Net profit                                                         295      2,112
---------------------------------------------------------------------------------

Reconciliation to net operating profit
Amortization of acquired intangible assets and goodwill 4)          55         42
Tax impact                                                          (1)        (1)
---------------------------------------------------------------------------------
Net operating profit                                               349      2,153
---------------------------------------------------------------------------------

Other data
Growth in net operating profit                                  (83.8%)     (7.8%)
---------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The operating basis income statement differs from the presentation of the Group's consolidated results in excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses.
    Acquisition-related costs are reported separately in the income statement.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2) For the purpose of the consolidated financial statements, operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from insurance business.

3) Excluding tax impact on amortization of acquired intangible assets and goodwill.

4)  Excluding a CHF 20 million write-off relating to a participation.

The following table sets forth the results of CSFS for the six months ended
June 30, 2002 and 2001, and the percentage change from period to period, including the effects of amortization of acquired intangible assets and goodwill. For a reconciliation of the results on an operating basis to the basis consistent with our reported results please refer to note 1 "Segment reporting by operating segments" in the notes to the interim financial statements: 1)

                                                              6 months   6 months
in CHF m                                                          2002       2001     Change
--------------------------------------------------------------------------------------------
Operating income                                                 6,024      8,302    (27.4%)
--------------------------------------------------------------------------------------------
Personnel expenses                                               2,917      2,923     (0.2%)
Other operating expenses                                         1,723      1,801     (4.3%)
--------------------------------------------------------------------------------------------
Operating expenses                                               4,640      4,724     (1.8%)
--------------------------------------------------------------------------------------------
Gross operating profit                                           1,384      3,578    (61.3%)
--------------------------------------------------------------------------------------------
Depreciation of non-current assets 2)                              422        327     29.1%
Amortization of acquired intangible assets and goodwill             75         42     78.6%
Valuation adjustments, provisions and losses                       194        251    (22.7%)
--------------------------------------------------------------------------------------------
Profit before extraordinary items and taxes                        693      2,958    (76.6%)
--------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                                18         11     63.6%
Taxes                                                             (499)      (769)   (35.1%)
--------------------------------------------------------------------------------------------
Net profit before minority interests                               212      2,200    (90.4%)
--------------------------------------------------------------------------------------------
Minority interests                                                  83        (88)       --
--------------------------------------------------------------------------------------------
Net profit                                                         295      2,112    (86.0%)
--------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation.

2)  Including amortization of PVFP from the insurance businesses.

Six months ended June 30, 2002 compared to six months ended June 30, 2001

CSFS measures performance based on growth in net operating profit. Net operating profit excludes amortization of acquired intangible assets and goodwill. In the first six months of 2002, net operating profit declined 83.8% compared to the first six months of 2001.

In the first six months of 2002, operating income decreased CHF 2,278 million, or 27.4%, compared to the first six months of 2001. This was primarily due to the significantly reduced investment income in our insurance segments as a result of continuing financial market weakness. Specifically, our insurance businesses recognized losses on the sale of securities and impairments on investments. This had a negative impact of approximately CHF 2.6 billion on operating income. Primarily in the Private Banking segment, yields on loans to customers decreased faster than interest rates on customer savings and investment deposits, which resulted in lower net interest income. In addition, a reduced asset base as a consequence of adverse market conditions resulted in lower net commission and service fee income.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating expenses decreased CHF 84 million, or 1.8%, in the first six months of 2002. While personnel expenses remained stable, other operating expenses decreased CHF 78 million, or 4.3%, mainly due to efforts to achieve a stable or reduced cost base.

Depreciation of non-current assets increased CHF 95 million, or 39.4%, in the first six months of 2002 compared with the same period in 2001. This was primarily related to a partial write-off of the operational assets of "Europe Life", an e-distribution platform of Life & Pensions. In addition, increased capital expenditure in 2001 related to business expansion (principally the European Financial Services Initiative, or EFSI) led to increased assets and therefore higher depreciation in 2002.

Amortization of acquired intangible assets and goodwill increased CHF
33 million, or 78.6%, in the first six months of 2002. This was primarily due to a CHF 20 million write-off on a participation.

Valuation adjustments, provisions and losses decreased CHF 57 million, or 22.7%, in the first six months of 2002. This decline was principally the result of lower credit risk and reduced losses from operations and litigation.

Extraordinary income/(expenses), net increased CHF 7 million, or 63.6%, in the first six months of 2002. This was primarily related to extraordinary income from the Private Banking segment as described under "-- Private Banking" below.

Private Banking

The Private Banking segment of CSFS provides personal investment counseling and professional asset management services for an affluent and high-net-worth clientele and has offices in Switzerland and numerous international markets. Operating income of the Private Banking segment consists primarily of transaction-based and asset-based fee income from assets under management.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following table sets forth the results of the Private Banking segment for the six months ended June 30, 2002 and 2001: 1)

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Net interest income                                                877      1,018
Net commission and service fee income                            2,329      2,384
Net trading income                                                 305        348
Other ordinary income                                               33         78
---------------------------------------------------------------------------------
Operating income                                                 3,544      3,828
---------------------------------------------------------------------------------
Personnel expenses                                               1,252      1,278
Other operating expenses                                           731        756
---------------------------------------------------------------------------------
Operating expenses                                               1,983      2,034
---------------------------------------------------------------------------------
Gross operating profit                                           1,561      1,794
---------------------------------------------------------------------------------
Depreciation of non-current assets                                 109         68
Valuation adjustments, provisions and losses 2)                     43        102
---------------------------------------------------------------------------------
Net operating profit before extraordinary items and taxes        1,409      1,624
---------------------------------------------------------------------------------
Extraordinary income/(expenses), net                                19          2
Taxes                                                             (308)      (405)
---------------------------------------------------------------------------------
Net operating profit before minority interests                   1,120      1,221
---------------------------------------------------------------------------------

Other data
Increased/(decreased) credit-related valuation adjustments
  2)                                                               (10)        (9)
Growth in net new assets                                          2.7%       4.1%
Net operating profit before minority interests on average
  assets under management                                         41.1bp     44.4bp
---------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses.
    Acquisition-related costs and minority interests are reported separately at the business unit level only.

2) Increased/(decreased) valuation adjustments taken at the Group level resulting from the difference between the statistical and actual credit provisions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Six months ended June 30, 2002 compared to six months ended June 30, 2001

Private Banking reported a net operating profit before minority interests of CHF 1,120 million in the six months ended June 30, 2002 compared to CHF
1,221 million in the six months ended June 30, 2001. Private Banking measures performance based on growth in net new assets and net operating profit before minority interests on average assets under management. In the first half of 2002, net new asset growth decreased from 4.1% to 2.7% and net operating profit before minority interests on average assets under management decreased 3.3 basis points to 41.1 basis points.

The following table illustrates the operating income by geographic location, separately branded companies in Switzerland and product centers for the periods presented. This distribution does not necessarily reflect the location of the customer.

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Switzerland                                                      2,241      2,460
International                                                      650        599
Private Banking subsidiaries 1)                                    497        577
Product centers                                                    156        192
---------------------------------------------------------------------------------
Operating income                                                 3,544      3,828
---------------------------------------------------------------------------------

1) The Private Banking subsidiaries principally include Bank Leu, Clariden Bank, Bank Hofmann and BGP Banca di Gestione Patrimoniale.

Operating income decreased CHF 284 million, or 7.4%, in the first six months of 2002. Of the total operating income of CHF 3,544 million in the six months ended June 30, 2002, 67% was asset-based, 21% was transaction-based and the remaining 12% was from other income components including lending, trading and income from asset and liability management. Transaction-based fees decreased
CHF 149 million primarily due to a decline in the brokerage and fund distribution businesses. This decline was partially offset by an increase in new issue distribution of alternative investment products. Asset-based income decreased CHF 50 million, due to a decrease in net interest income of CHF 141 million, or 13.9%, in the first six months of 2002. The decrease in net interest income was primarily a result of rates on loans to customers decreasing faster than interest rates on customer savings and investment deposits. The decrease in net interest income was partially offset by an increase in commission income on assets, primarily as a result of an increase in the volume of assets under management for alternative investment products.

Operating expenses decreased CHF 51 million, or 2.5%, in the first six months of 2002. Increased salaries and social benefits, caused by higher headcount numbers related to the expansion of European Financial Services Initiative, or EFSI, were partially offset by lower bonus accruals.

Depreciation of non-current assets increased CHF 41 million, or 60.3%, principally as a result of increased capital expenditure in 2001 related to business expansion (principally EFSI), which led to increased assets and therefore higher depreciation in 2002.

Valuation adjustments, provisions and losses decreased CHF 59 million in the first six months of 2002. This decline was principally the result of lower credit risk and reduced losses from operations and litigation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Extraordinary income/(expenses), net increased CHF 17 million in the first six months of 2002. This increase was primarily related to a realized gain on the sale of a participation of CHF 29 million partially offset by restructuring costs of CHF 13 million.

A key factor influencing Private Banking's results is the amount of assets under management. The following tables provide details of assets under management at June 30, 2002 and December 31, 2001 and for the six months ended June 30, 2002 and 2001: 1)

in CHF bn                                                     30.06.02   31.12.01
---------------------------------------------------------------------------------
Advisory                                                         388.6      415.3
Discretionary                                                    128.7      131.5
---------------------------------------------------------------------------------
Assets under management                                          517.3      546.8
---------------------------------------------------------------------------------

                                                              6 months   6 months
                                                                  2002       2001
---------------------------------------------------------------------------------
Net new assets (in CHF bn)                                        14.8       22.0
Growth in net new assets                                          2.7%       4.1%
Market movement and structural effects                           (8.1%)      1.6%
Acquisitions/(Divestitures)                                         --       0.7%
Growth in assets under management                                (5.4%)      6.4%
---------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation.

Assets under management decreased CHF 29.5 billion, or 5.4%, as of June 30, 2002 compared to December 31, 2001. Net new assets of CHF 14.8 billion in the first six months of 2002 were more than offset by a decline in market values of CHF 44.3 billion. At June 30, 2002, equities were 19.5% of total assets under management, debt securities were 25.5%, the shares in investment funds were 31.9% and the remaining 23.1% was invested in money market products and other investments. Other investments include alternative investments, which increased in the first six months of 2002 as clients invested approximately
CHF 8.4 billion in this product category.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Corporate & Retail Banking

The Corporate & Retail Banking segment of CSFS includes our operations for retail banking and corporate clients in Switzerland.

The following table sets forth the results of the Corporate & Retail Banking segment for the six months ended June 30, 2002 and 2001: 1)

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Net interest income                                               831        833
Net commission and service fee income                             250        262
Net trading income                                                127        131
Other ordinary income                                              37         21
---------------------------------------------------------------------------------
Operating income                                                1,245      1,247
---------------------------------------------------------------------------------
Personnel expenses                                                468        508
Other operating expenses                                          307        338
---------------------------------------------------------------------------------
Operating expenses                                                775        846
---------------------------------------------------------------------------------
Gross operating profit                                            470        401
---------------------------------------------------------------------------------
Depreciation of non-current assets                                 37         24
Valuation adjustments, provisions and losses 2)                   151        149
---------------------------------------------------------------------------------
Net operating profit before extraordinary items and taxes         282        228
---------------------------------------------------------------------------------
Extraordinary income/(expenses), net                               (1)         9
Taxes                                                             (66)       (56)
---------------------------------------------------------------------------------
Net operating profit before minority interests                    215        181
---------------------------------------------------------------------------------

Other data
Increased/(decreased) credit-related valuation
  adjustments 2)                                                   14          5
Return on average allocated capital (operating) 3)              10.9%       9.3%
---------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results by excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses.
    Acquisition-related costs and minority interests are reported separately at the business unit level only.

2) Increased/(decreased) valuation adjustments taken at the Group level resulting from the difference between the statistical and actual credit provisions.

3)  Excluding amortization of acquired intangible assets and goodwill.

Six months ended June 30, 2002 compared to six months ended June 30, 2001

Corporate & Retail Banking reported a net operating profit before minority interests of CHF 215 million in the six months ended June 30, 2002 compared to CHF 181 million in the six months ended June 30, 2001. The increase of 18.8% was mainly the result of reduced operating expenses. Corporate & Retail Banking measures performance based on operating return on average allocated capital. In the first six months of 2002 operating return on average allocated capital was 10.9% compared to 9.3% in the first six months of 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following table outlines the distribution of operating income by customer segment for Corporate & Retail Banking for the six months ended June 30, 2002 and 2001:

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Retail clients                                                     411        390
Corporate clients                                                  825        845
Other client business 1)                                             9         12
---------------------------------------------------------------------------------
Operating income                                                 1,245      1,247
---------------------------------------------------------------------------------

1)  Income from transactions with non-account holders.

Total operating income was flat at CHF 1,245 million compared to the first six months of 2001. The decrease in operating income in the corporate client segment was mainly due to lower interest margins.

Operating expenses decreased CHF 71 million, or 8.4%, in the first six months of 2002. Personnel expenses decreased CHF 40 million or 7.9% primarily due to lower bonus accruals and efficiency improvements. Other operating expenses decreased CHF 31 million, or 9.2%, primarily as a result of cost reduction initiatives.

Depreciation of non-current assets increased CHF 13 million, or 54.2%, in the first six months of 2002, reflecting the higher investment level especially in information technology in 2001.

The following tables provide details of assets under management at June 30, 2002 and December 31, 2001 and for the six months ended June 30, 2002 and 2001: 1)

in CHF bn                                                     30.06.02   31.12.01
---------------------------------------------------------------------------------
Advisory                                                          51.3       54.2
Discretionary                                                      1.6        1.7
---------------------------------------------------------------------------------
Assets under management                                           52.9       55.9
---------------------------------------------------------------------------------

                                                              6 months   6 months
                                                                  2002       2001
---------------------------------------------------------------------------------
Net new assets (in CHF bn)                                        (1.1)      (0.7)
Growth in net new assets                                         (2.0%)     (1.3%)
Market movement and structural effects                           (3.4%)     (5.0%)
Growth in assets under management                                (5.4%)     (6.3%)
---------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation.

Assets under management decreased 5.4% to CHF 52.9 billion as of June 30, 2002 compared to December 31, 2001. Net asset outflow was CHF 1.1 billion primarily due to maturing time deposits of large corporate customers. Market performance was negatively affected by the decline in the equity markets worldwide. Assets under management held in retail client accounts fell CHF 0.8 billion, or 2.8%, to CHF 26.8 billion. Of total assets under management, 50.7% was for retail clients and 49.3% was for corporate clients.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following tables provide details of the loan portfolio at June 30, 2002 and December 31, 2001 and for the six months ended June 30, 2002 and 2001:

in CHF m                                                      30.06.02   31.12.01
---------------------------------------------------------------------------------
Due from customers                                              28,635     28,889
Mortgages                                                       35,316     34,279
---------------------------------------------------------------------------------
Total loans                                                     63,951     63,168
---------------------------------------------------------------------------------

                                                              6 months   6 months
                                                                  2002       2001
---------------------------------------------------------------------------------
Mortgage growth                                                   3.0%      (0.1%)
Total loan growth 1)                                              1.2%       2.8%
---------------------------------------------------------------------------------

1)  Including loan valuation allowances.

Total loans increased CHF 783 million, or 1.2%, as a result of a CHF 1.0 billion increase in mortgages, partially offset by a decrease of CHF 254 million in other loans due from customers.

Life & Pensions

Life & Pensions is our provider of life and pension solutions for private and corporate clients worldwide. Reflecting its growth strategy, Life & Pensions has benefited from several acquisitions in recent years. In April 2000, Life & Pensions entered the Japanese market by acquiring Nicos Life, renamed Credit Suisse Life Insurance Co. Ltd., offering asset accumulation products to private clients. In July 2000, Life & Pensions acquired Colonial, a closed block of business in the United Kingdom. In January 2001, Life & Pensions acquired Vojensky Otevreny Penzijni Fond, or VOPF, for a total purchase price of CHF
125 million.

At the end of 2001, Life & Pensions sold its French branch and its Austrian subsidiaries. In the first half of 2002, Life & Pensions signed an agreement to acquire Premier Life's life insurance business in Luxembourg and the portfolio of Premier's business in Bermuda subject to regulatory approval. The acquisition represents a further step in the implementation of its strategy to expand its position in select markets where earnings and growth potential are believed to be high.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Swiss group pension plans that are part of the "second pillar" of the Swiss retirement savings program are subject to a minimum return set by the Swiss federal law on occupational benefit plans (second pillar). This rate currently is 4%. The portion of Life & Pensions' business subject to this rate represents 23.5% of the technical reserves. In the current investment environment, characterized by enduring low interest rates and weak equity markets, the 4% return represents a constraint on the profitability of this line of business. The Swiss Government is currently discussing a reduction of the minimum return from 4% to 3.5%; however, the outcome of this discussion is uncertain.

The following table sets forth the results of the Life & Pensions segment for the six months ended June 30, 2002 and 2001: 1)

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Gross premiums written                                          10,258      9,376
Reinsurance ceded                                                 (197)       (58)
---------------------------------------------------------------------------------
Net premiums written                                            10,061      9,318
---------------------------------------------------------------------------------
Change in provision for unearned premiums                          (41)       (11)
---------------------------------------------------------------------------------
Net premiums earned                                             10,020      9,307
---------------------------------------------------------------------------------
Death and other benefits incurred                               (6,647)    (6,373)
Change in provision for future policyholder benefits
  (technical)                                                   (4,360)    (3,747)
Change in provision for future policyholder benefits
  (separate account) 2)                                            546        448
Dividends to policyholders incurred                                813       (631)
Operating expenses, net (including commissions paid)              (919)      (953)
Investment income general account                                  796      3,160
Investment income separate account                                (546)      (448)
Other income/(expenses) (including foreign exchange impact)         (6)      (200)
---------------------------------------------------------------------------------
Net operating (loss)/profit before taxes and minority
  interests                                                       (303)       563
---------------------------------------------------------------------------------
Taxes                                                             (109)      (129)
---------------------------------------------------------------------------------
Net operating (loss)/profit before minority interests             (412)       434
---------------------------------------------------------------------------------
Other data
Growth in gross premiums written                                  9.4%       9.5%
---------------------------------------------------------------------------------

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Amortization of goodwill is excluded from net operating expenses. Acquisition-related costs and minority interests are reported at the business unit level only.
2) This represents the market impact for separate account (or unit-linked) business, where the investment risk is borne by the policyholder.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Six months ended June 30, 2002 compared to six months ended June 30, 2001

Net premiums earned increased CHF 713 million, or 7.7%, in the first half of 2002. Net operating profit before minority interests decreased CHF 846 million to a net operating loss before minority interests of CHF 412 million. This was primarily due to the significant reduction in investment income. Despite the current unfavorable economic environment, Life & Pensions experienced gross premium growth of 9.4% benefiting from acquisitions as well as organic growth.

The following table shows a breakdown of direct gross premiums written by Life & Pension's market units for the six months ended June 30, 2002 and 2001:

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Switzerland                                                      5,515      5,154
Germany                                                          1,368      1,321
United Kingdom                                                   1,049        908
Rest of Europe and Asia                                          2,184      2,002
---------------------------------------------------------------------------------
Direct gross premiums written                                   10,116      9,385
---------------------------------------------------------------------------------
Assumed business                                                   142         (9)
---------------------------------------------------------------------------------
Gross premiums written                                          10,258      9,376
---------------------------------------------------------------------------------

Direct gross premiums written increased CHF 731 million, or 7.8%, in the first half of 2002. Excluding the effect of acquisitions and divestitures, direct gross premiums written increased CHF 918 million, or 10.0%, primarily due to growth in Italy of CHF 434 million driven by a tax amnesty, and in Switzerland of CHF 322 million, resulting from a strong position in the local market compared to our main competitors. The sale of the French branch and the Austrian subsidiaries led to a reduction in premium volume of CHF 202 million, which was partially offset by premiums of CHF 15 million from the newly formed company in Liechtenstein.

In Switzerland, premium growth was CHF 361 million, or 7.0%, in the first half of 2002. Of this amount, CHF 322 million was due to growth in individual traditional single premium business. Premiums from separate account business decreased CHF 85 million primarily as a result of the decline in the worldwide capital markets, while group traditional business grew CHF 146 million, or 3.4%, resulting from new business. In Germany, premium growth of CHF 47 million, or 3.6%, in the first half of 2002 was primarily due to an increase in premiums from separate account business. In the United Kingdom, premium growth was CHF 141 million, or 15.5%, in the first half of 2002 primarily due to strong growth of single premium products. This growth was primarily attributable to increased distribution, various marketing campaigns, an improved selling environment for group personal pensions due to the launch of stakeholder pensions (a low cost pension developed by the Government with special requirements) and the shift from defined benefit to defined contribution plans. Within the Rest of Europe and Asia, premium growth was CHF 182 million, or 9.1%, in the first half of 2002. Excluding the impact of the sale of the French branch and the Austrian subsidiaries and premiums of CHF 15 million from the newly formed company in Liechtenstein, premium growth was CHF 369 million, or 20.5%. In Italy, premium growth was CHF 434 million in the first half of 2002 mainly driven by an increase in individual traditional single premium business as a result of the tax amnesty that ended on May 15, 2002. In Iberia, premiums decreased by CHF
277 million, or 51.3% primarily due to a one-off high volume contract in the first half of 2001 as well as strong competitive market conditions. In the other countries reported under Rest of

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Europe and Asia, premium growth of CHF 212 million was primarily due to the introduction of new products and an increase in traditional business as policyholders moved away from separate account business.

Death and other benefits incurred increased CHF 274 million, or 4.3%, in the first half of 2002. Excluding the impact of the sale of the French branch and the Austrian subsidiaries, death and other benefits increased CHF 439 million, or 7.1%. In Switzerland, an increase of CHF 259 million, or 6.7%, was mainly due to higher maturities in individual traditional business. In the United Kingdom, an increase of CHF 115 million, or 13.1%, was due to a prior year reinsurance adjustment of CHF 319 million partially offset by a decrease of approximately CHF 205 million due to a high level of Colonial staff pensions scheme surrenders occurring in 2001. In Rest of Europe and Asia, death and other benefits incurred increased CHF 78 million, or 11.6%, primarily due to premium growth.

Change in provision for future policyholder benefits (technical) increased CHF 613 million, or 16.4%, in the first half of 2002. Excluding the impact of the sale of the French branch and the Austrian subsidiaries, the change in provision for future policyholder benefits increased CHF 663 million, or 17.8%. In Switzerland, an increase of CHF 478 million resulted primarily from an increase in premiums written. In Germany, an increase of CHF 149 million was mainly due to the increase in new business single premiums and an increase in the reserve for terminal bonus. A decrease in the United Kingdom of CHF 149 million resulted from a one time reinsurance adjustment which contributed CHF 761 million in part offset by an increase of CHF 612 million primarily due to premium growth. In Rest of Europe and Asia, the increase of CHF 185 million was primarily due to premium growth.

Dividends to policyholders incurred decreased CHF 1,444 million in the first half of 2002. Excluding the impact of the sale of the French branch and the Austrian subsidiaries, dividends to policyholders incurred decreased CHF
1,415 million. The dividends paid to policyholders remained stable compared with the first six months of 2001; however, the provision for future dividends decreased in countries with legal or contractual obligations for which the allocation to provision for future dividends is directly linked to the underlying investment result. The primary impact was in Germany with a decrease of CHF 1,099 million, of which CHF 959 million was due to the release of the deferred bonus reserve in response to the decrease in investment income. Compared to the first half year 2001, the dividends paid decreased 4.8% because of the change in the participation rate for the year 2002 that was declared at the end of 2001. Dividends to policyholders incurred decreased CHF 273 million in Switzerland due to bonus rate reductions in all business lines.

Operating expenses, net, including commissions paid, decreased CHF 34 million, or 3.6%, in the first half of 2002. Excluding the impact of the sale of the French branch and the Austrian subsidiaries, operating expenses, net decreased by CHF 2 million. This was reflected in the expense ratio, which improved from 10.2% in the first half of 2001 to 9.2% in the first half of 2002 as a result of cost reduction initiatives.

Investment income general account decreased CHF 2,364 million, or 74.8%, in the first half of 2002. Excluding the impact of the sale of the French branch and the Austrian subsidiaries, investment income general account decreased CHF
2,259 million, or 73.9%. As a result of the significant decline in the worldwide equity markets, Life & Pensions recognized CHF 1,406 million of other than temporary impairments on the investment portfolio. Of the impairment amount recognized in the first six months of 2002, approximately 53% was in Switzerland, 28% was in the United Kingdom and 7% was in Germany.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The remaining decrease of CHF 853 million was due to losses recorded from equity securities sold during the year in an effort to minimize exposure to further declines in the equity markets and lower dividends received on equity securities.

Other income and expenses decreased CHF 194 million to an expense of CHF
6 million in the first half of 2002. Of this amount, approximately CHF
74 million resulted from a realized gain from the sale of the French branch. The final gain will be determined in the third quarter of 2002 when the net asset value of the business sold at the closing date has been confirmed by both parties. In addition, losses on foreign exchange were significantly lower in the first six months of 2002.

Insurance

Insurance is our provider of non-life insurance solutions for private and small corporate clients worldwide. In recent years, Insurance has made a number of acquisitions. In 2001, the most significant was the acquisition of the non-life insurance operations of Commercial General Union plc, or CGU, in Belgium, for a total purchase price of EUR 117 million (CHF 178 million). In addition, Insurance entered into a strategic alliance with AMP/Pearl and Prudential plc to underwrite and administer their branded general insurance products in the United Kingdom.

Effective June 30, 2001, the Group sold Winterthur International, or WI, to XL Capital Ltd. WI conducts mainly large account commercial property and casualty business. The all-cash transaction was valued at approximately USD 405 million (CHF 678 million). In December 2001, Insurance sold its subsidiaries in Austria and Hong Kong and its French branch.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following table sets forth the results of the Insurance segment for the six months ended June 30, 2002 and 2001: 1)

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Gross premiums written                                          10,790     11,113
Reinsurance ceded                                                 (619)    (1,046)
---------------------------------------------------------------------------------
Net premiums written                                            10,171     10,067
---------------------------------------------------------------------------------
Change in provision for unearned premiums and in provision
  for future policy benefits (health)                           (2,437)    (2,563)
---------------------------------------------------------------------------------
Net premiums earned                                              7,734      7,504
---------------------------------------------------------------------------------
Claims and annuities incurred, net                              (5,795)    (5,855)
Dividends to policyholders incurred, net                            50       (183)
Operating expenses, net (including commissions paid)            (2,234)    (2,221)
---------------------------------------------------------------------------------
Underwriting result, net                                          (245)      (755)
---------------------------------------------------------------------------------
Net investment income                                             (179)     1,354
Other income/(expense) (including foreign exchange impact)        (196)       (14)
---------------------------------------------------------------------------------
Net operating (loss)/profit before taxes and minority
  interests                                                       (620)       585
---------------------------------------------------------------------------------
Taxes                                                              (17)      (180)
---------------------------------------------------------------------------------
Net operating (loss)/profit before minority interests             (637)       405
---------------------------------------------------------------------------------
Other data
Combined ratio (excluding dividends to policyholders)           103.8%     107.6%
---------------------------------------------------------------------------------

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Amortization of goodwill is excluded from net operating expenses. Acquisition-related costs and minority interests are reported at the business unit level only.

Six months ended June 30, 2002 compared to six months ended June 30, 2001

Net premiums earned increased CHF 230 million, or 3.1%, in the first half of 2002 compared to the first half of 2001. The net underwriting result improved by CHF 510 million, or 67.5%, in the first half of 2002, reflecting a reduction in dividends to policyholders as a direct result of the realization of losses as well as continuing improvements in claims reduction. Net operating profit before minority interests decreased by CHF 1,042 million in the first half of 2002 compared to the first half of 2001 primarily as a result of other than temporary impairments on investments and lower realized gains resulting from the decline of equity markets.

Insurance measures performance based on the combined ratio. This ratio is intended to enable Insurance to measure the net underwriting result by comparing the claims and operating expenses incurred with the insurance premiums earned. At June 30, 2002, the combined ratio was 103.8%, an improvement of
3.8 percentage points compared to the ratio for the six months ended June 30, 2001, benefiting from an improved claims ratio and the implementation of cost saving initiatives in 2001.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following table shows a breakdown of direct gross premiums written by Insurance's market units for the six months ended June 30, 2002 and 2001:

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Switzerland                                                      2,577      2,607
Germany                                                          1,490      1,616
Italy                                                              894        903
Iberia (Spain and Portugal)                                        810        731
United Kingdom                                                   2,637      1,760
Belgium                                                            506        342
North America                                                    1,804      1,944
Other                                                              146        799
---------------------------------------------------------------------------------
Direct gross premiums written                                   10,864     10,702
---------------------------------------------------------------------------------
Reinsurance assumed                                                (74)       411
---------------------------------------------------------------------------------
Gross premiums written                                          10,790     11,113
---------------------------------------------------------------------------------

Direct gross premiums written increased CHF 162 million, or 1.5%, in the first half of 2002. Excluding the effect of acquisitions and divestitures, direct gross premiums written increased CHF 865 million, or 9.3%, as a result of rate increases, new products and a focus on more profitable regions. The sale of WI and the combined sales of the Austrian and Hong Kong subsidiaries and the French branch at the end of 2001 led to reductions in premium volume of CHF 1,073 million and CHF 312 million respectively. These reductions were in part offset by increases in premiums of CHF 503 million from the strategic alliances with Prudential plc and AMP/Pearl in the United Kingdom and CHF 179 million from the acquisition of CGU in Belgium.

In Switzerland, excluding the impact of premiums related to the sale of WI, premiums increased CHF 118 million, or 4.8% in the first half of 2002, resulting from higher tariffs in motor and new product initiatives. In Germany, excluding the impact of WI, premium growth was CHF 36 million, or 2.5%, in the first half of 2002. This increase was primarily driven by the motor business, which had a growth rate of 10.3%, 5.3 percentage points of which resulted from tariff increases. In Iberia, excluding the impact of WI, premium growth was CHF
95 million, or 13.3%, mainly driven by tariff increases. In the United Kingdom, excluding the impact of WI and premium contribution in the first half of 2002 of CHF 503 million resulting from the strategic alliance with Prudential plc and AMP/Pearl, Insurance recorded premium growth of CHF 485 million, or 29.4%. This was primarily due to organic growth in both motor insurance due to the strong Churchill brand and commercial lines. In Belgium, excluding the impact of WI and premium contribution of CHF 179 million in the first half of 2002 related to the acquisition of CGU, premium growth was CHF 2 million, or 0.6%. In North America, excluding the impact of premiums of CHF 309 million related to the sale of WI, premiums increased CHF 169 million, or 10.3%, in the first half of 2002. The majority of this growth was due to rate increases, partly offset by a decline in the number of policies in force. This decrease in the number of policies was largely due to more stringent underwriting management to address profitability. In Other, excluding the impact of premiums of CHF 287 million related to the sale of WI and CHF 312 million related to the sale of the subsidiaries in Austria and Hong Kong and the French branch, premiums decreased CHF 54 million, or 27.0%, in the first half of 2002. This was primarily due to a decrease in premiums written in Asia and Eastern Europe as a result of difficult market conditions in the first half of 2002.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reinsurance assumed decreased CHF 485 million in the first half of 2002 primarily due to the sale of WI. Assumed business was primarily in the United Kingdom and Switzerland.

Claims and annuities incurred, net decreased CHF 60 million, or 1.0%, in the first six months of 2002. Excluding the impact of claims associated with WI in the first half of 2001, claims and annuities incurred, net decreased CHF
368 million, or 6.8%. This decrease was largely due to improved claims management, with the largest decrease in the claims ratio occurring in North America and Spain. The improvement in claims management in Switzerland was offset by large losses relating to hail storms in the second quarter of 2002, while the German business saw an increase in the claims ratio due to negative developments in the health business and a deterioration in the non-motor lines resulting from storms in January and February 2002. In the United Kingdom, strong performance in motor business was offset by claims due to adverse weather conditions at the beginning of 2002, while in Belgium, claims increased reflecting several large fire claims at the beginning of 2002. The general decrease in claims led to an overall improvement in the claims ratio from 78.0% in the first half of 2001 to 74.9% in the first half of 2002.

Dividends to policyholders incurred, net decreased CHF 233 million in the first half of 2002. In Germany, dividends to policyholders was an expense of CHF
125 million in the first half of 2001 compared to income of CHF 102 million in the first half of 2002. CHF 104 million of the change was related to the health business. The decrease was mainly due to the decline in the worldwide capital markets, which resulted in the realization of losses on investments through either sale or other than temporary impairment. These losses directly affected the amount of dividends payable to policyholders and led to a reversal of the reserve for future policyholder dividends.

Operating expenses, net, including commissions paid, increased CHF 13 million, or 0.6%, in the first half of 2002. Increased acquisition expenses from premium growth were offset to a large extent by reductions due to cost saving initiatives. This resulted in an improvement in the expense ratio from 29.6% in the first half of 2001 to 28.9% in the first half of 2002.

Net investment income decreased CHF 1,533 million to a negative CHF 179 million in the first half of 2002. The result reflected the recognition in 2002 of losses for other than temporary impairments of CHF 393 million. Of the impairment amount recognized in 2002, approximately 27% was in Switzerland, 17% was in North America, 15% was in the United Kingdom and 15% was in Belgium. In addition, in 2002, Insurance sold a significant portfolio of equity securities in an effort to minimize exposure to further declines in the equity markets, which resulted in realization of net losses of CHF 379 million.

Other income/(expenses), net decreased CHF 182 million in the first half of 2002. In the first half of 2001, other income included the realized gain of CHF 35 million on the sale of WI. In 2002, other income/(expense) included CHF
29 million expenses for restructuring costs and the write-off of a participation, both associated with the Bermuda operations and CHF 25 million restructuring costs primarily in Italy and Spain. The sale of the French branch resulted in a net loss of CHF 11 million in the first six months of 2002.

Investments for Insurance Business

Investment portfolios are managed within a defined process and set of guidelines to meet diversification, credit quality, yield and liquidity requirements of policy liabilities. Investments include debt instruments,

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

such as government bonds, loans and mortgage loans, real estate and equities and alternative assets. The weighting of asset classes within the investment portfolios is determined by Investment Committee meetings, which are held periodically. For additional information on investment strategy, please refer to "Item 4 -- Asset liability management for Life & Pensions and Insurance," and "Item 11 -- Quantitative and qualitative disclosures about market risk" in our annual report on Form 20-F for the year ended December 31, 2001, filed with the SEC on May 15, 2002.

Net investment income from insurance business, excluding income from separate accounts, decreased CHF 3,897 million in the first half of 2002. Of this amount, CHF 1,799 million was due to the recognition of impairments on investment securities for other than temporary declines in the market value below cost as a result of the general decline in the worldwide equity markets, CHF
1,774 million was due to the recognition of net losses from the sales of equity securities in an effort to minimize the exposure to further declines in the equity markets and CHF 361 million was due to a decline in current investment income. Loss from separate account business was CHF 546 million for the six months ended June 30, 2002. This was primarily due to a significant portion of the separate account business being invested in the equity markets, which were negatively impacted during the first half of 2002.

The following table illustrates the net investment income by investment type and investment return for the six months ended June 30, 2002 and 2001:

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Investment income                                                2,671      3,032
Realized gains and losses                                       (1,840)     1,733
Depreciation on real estate                                        (76)       (71)
Investment expenses                                               (138)      (180)
---------------------------------------------------------------------------------
Net investment income, excluding separate account business         617      4,514
---------------------------------------------------------------------------------
Separate account income 1)                                        (546)      (448)
---------------------------------------------------------------------------------
Net investment income                                               71      4,066
---------------------------------------------------------------------------------
Net investment income/(loss) by segment:
Insurance                                                         (179)     1,354
Life & Pensions                                                    250      2,712
---------------------------------------------------------------------------------
Net investment income                                               71      4,066
---------------------------------------------------------------------------------
Return on invested assets (excluding separate accounts): 2)
Current income                                                    4.3%       4.6%
Other than current income/(expenses), net                        (3.3%)      2.2%
Total 3)                                                          1.0%       6.8%
---------------------------------------------------------------------------------

1) Includes investment income/(loss) and realized gains and losses on separate account business.

2) Prior-period ratios have been recalculated to conform with the current year. Other interest bearing assets not previously included in the investment category, such as policy loans, are now included in calculating the investment return.

3) Total investment return includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following table shows a breakdown of the Insurance and Life & Pensions investment portfolio at: 1)

in CHF bn                                                     30.06.02   31.12.01
---------------------------------------------------------------------------------
Debt securities                                                   68.5       68.4
Equity securities                                                 15.2       22.6
Mortgage loans                                                    10.1        9.8
Loans                                                              4.4        4.6
Real estate                                                        7.3        7.5
Other investments                                                  8.6        3.8
---------------------------------------------------------------------------------
Investments, excluding separate account business                 114.1      116.7
---------------------------------------------------------------------------------
Investments for separate account business                         11.8       12.2
---------------------------------------------------------------------------------
Investments                                                      125.9      128.9
---------------------------------------------------------------------------------
Insurance investments                                             27.4       27.6
Life & Pensions investments                                       98.5      101.3
---------------------------------------------------------------------------------
Investments                                                      125.9      128.9
---------------------------------------------------------------------------------

1) Amounts exclude separate account business acquired as part of SLC Pooled Pensions Limited.

Total investments decreased CHF 3.0 billion, or 2.3%, in the first half of 2002. Excluding investments of CHF 4.0 billion associated with the sale of the Austrian subsidiaries and the French branch, total investments increased CHF
1.0 billion. This increase primarily reflects new premium income partially offset by a decrease in the fair value of equities resulting from a decline of equity markets worldwide. Excluding the impact of CHF 2.0 billion associated with the sale of the Austrian subsidiaries and the French branch, debt securities increased CHF 2.1 billion in the first half of 2002 primarily due to increased investment from premium income as well as higher investment in debt securities due to the reduction in exposure to equity securities. Equity securities decreased CHF 7.4 billion, or 32.7%, in the first half of 2002. Excluding the decrease of CHF 1 billion associated with the sale of the Austrian subsidiaries and the French branch, the primary decrease was due to the sale of equities in an effort to reduce exposure to further declines in equity markets. In addition, those securities where the decline in value below cost was considered to be other than temporary were deemed to be impaired and written-down through earnings. The proceeds of the sale of equity securities were invested primarily in short-term deposits, which resulted in an increase of CHF 4.8 billion.

Investments for separate account business decreased CHF 0.4 billion, or 3.3%, in the six-month period ended June 30, 2002 primarily due to the sale of the Austrian subsidiaries and the French branch. The majority of investments for separate account business support the non-traditional separate account life insurance products. The return to policyholders from these products is based on the performance of investments as defined by contracts. The performance of the unit-linked investments is offset by a corresponding adjustment in separate account provision. Of the total amount of separate account life business, 78.4% was in the United Kingdom and Switzerland, with funds invested predominantly in equities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Credit Suisse First Boston

CSFB's income statement is presented below on an "operating basis," which differs from our consolidated income statement presentation by excluding, among other things, acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses. These items are reported separately in the income statement. A separate table presenting line items on a basis consistent with our consolidated income statement and after giving effect to these acquisition-related costs is also set forth below. Although we also present CSFB's income statement on this basis, we discuss its results on an operating basis. Management uses the operating basis to assess the financial results and key performance indicators of CSFB.

Although the amounts for CSFB and its segments are presented in Swiss francs, the US dollar is CSFB's functional currency.

The following table sets forth the results of CSFB on an operating basis for the six months ended June 30, 2002 and 2001: 1)

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Operating income                                                11,103     14,628
---------------------------------------------------------------------------------
Personnel expenses                                               6,115      8,226
Other operating expenses                                         2,474      3,132
---------------------------------------------------------------------------------
Operating expenses                                               8,589     11,358
---------------------------------------------------------------------------------
Gross operating profit                                           2,514      3,270
---------------------------------------------------------------------------------
Depreciation of non-current assets                                 392        454
Valuation adjustments, provisions and losses                       758        390
---------------------------------------------------------------------------------
Net operating profit before extraordinary items,
  acquisition-related costs and taxes                            1,364      2,426
---------------------------------------------------------------------------------
Extraordinary income/(expenses), net                                26         (2)
Taxes 2)                                                          (315)      (587)
---------------------------------------------------------------------------------
Net operating profit before acquisition-related costs and
  minority interests                                             1,075      1,837
---------------------------------------------------------------------------------
Acquisition interest                                              (325)      (476)
Amortization of retention payments                                (359)      (403)
Amortization of acquired intangible assets and goodwill           (687)      (709)
Tax impact                                                         365        420
---------------------------------------------------------------------------------
Net profit                                                          69        669
---------------------------------------------------------------------------------
Reconciliation to net operating profit
Amortization of acquired intangible assets and goodwill            687        709
Tax impact                                                        (126)      (127)
---------------------------------------------------------------------------------
Net operating profit                                               630      1,251
---------------------------------------------------------------------------------
Other data
Pre-tax margin (operating) 3)4)                                  12.5%      16.6%
Return on average allocated capital (operating) 3)                8.5%      15.4%
---------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The operating basis income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income,
    b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    adjustments and losses and d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income. Acquisition-related costs are reported separately in the income statement.

2)   Excluding tax impact on acquisition-related costs.

3)   Excluding amortization of acquired intangible assets and goodwill.

4)   Excluding acquisition interest and amortization of retention payments.

The following table sets forth the results of CSFB for the six months ended
June 30, 2002 and 2001, and the percentage change from period to period, including the effects of acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill. For a reconciliation of the results on an operating basis to the basis consistent with our reported results please refer to note 1 "Segment reporting by operating segments" in the notes to the interim financial statements: 1)

                                                              6 months   6 months
in CHF m                                                          2002       2001   Change
------------------------------------------------------------------------------------------
Operating income                                                10,778     14,152   (23.8%)
------------------------------------------------------------------------------------------
Personnel expenses                                               6,474      8,629   (25.0%)
Other operating expenses                                         2,474      3,132   (21.0%)
------------------------------------------------------------------------------------------
Operating expenses                                               8,948     11,761   (23.9%)
------------------------------------------------------------------------------------------
Gross operating profit                                           1,830      2,391   (23.5%)
------------------------------------------------------------------------------------------
Depreciation of non-current assets                                 392        454   (13.7%)
Amortization of acquired intangible assets and goodwill            687        709    (3.1%)
Valuation adjustments, provisions and losses                       758        390    94.4%
------------------------------------------------------------------------------------------
(Loss)/Profit before extraordinary items,
  acquisition-related costs and taxes                               (7)       838       --
------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                                26         (2)      --
Taxes                                                               50       (167)      --
------------------------------------------------------------------------------------------
Net profit                                                          69        669   (89.7%)
------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. This table differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income, b) reporting contractor costs as part of other operating expenses instead of personnel expenses and c) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income.

Six months ended June 30, 2002 compared to six months ended June 30, 2001

CSFB measures performance based on operating return on average allocated capital, operating pre-tax margin and growth in market share/ranking. Operating return on average allocated capital excludes amortization of acquired intangible assets and goodwill. For the six months ended June 30, 2002, operating return on average allocated capital was 8.5%, a decrease of 6.9 percentage points from June 30, 2001. Operating pre-tax margin excludes acquisition-related costs (acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill). For the six months ended June 30, 2002, operating pre-tax margin was 12.5%, a decrease of 4.1 percentage points from June 30, 2001.

Operating income decreased CHF 3,525 million, or 24.1%, to CHF 11,103 million in the first six months of 2002 compared to the first six months of 2001. This decrease was primarily due to a CHF 3,204 million, or 25.6%, decrease in the Investment Banking segment that resulted from weaker Equity

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

results, reflecting difficult equity markets, and lower Fixed Income results, reflecting stable, rather than declining, interest rates. A CHF 321 million, or 15.2%, decline in the CSFB Financial Services segment, as a result of the sale of CSFBDIRECT and Autranet and continuing weak equity markets, also contributed to the decrease. Approximately 60% of CSFB's operating income was generated in North America, 30% in Europe and 10% in Asia/South America, which is generally consistent with the geographic distribution in 2001. The source of such operating income shifted slightly, however, with an increase in Fixed Income revenue in North America, offset by increased CSFB Financial Services segment revenue in Europe.

Operating expenses fell CHF 2,769 million, or 24.4%, to CHF 8,589 million, reflecting the continuing results of CSFB's cost-cutting initiatives. Personnel expenses decreased CHF 2,111 million, or 25.7%, primarily as a result of headcount reduction and reduced incentive compensation. CSFB's ratio of compensation to operating income on an operating basis decreased to 55.1% in the six months ended June 30, 2002 from 56.2% in the six months ended June 30, 2001. Other operating expenses decreased CHF 658 million, or 21.0%, to CHF
2,474 million, primarily as a result of significantly reduced variable expenses.

Valuation adjustments, provisions and losses increased CHF 368 million, or 94.4%, to CHF 758 million in the six months ended June 30, 2002 compared to the same period in 2001. The increase was primarily related to increased credit provisions for non-continuing real estate and commercial lending in the Investment Banking segment.

Acquisition interest decreased CHF 151 million, or 31.7%, to CHF 325 million. The decrease was attributable to lower interest rates and a decrease in the amount of interest expense allocated to the acquisition. This corresponds with the decline in the goodwill balance following the sale of CSFBDIRECT and Autranet. Amortization of retention payments decreased CHF 44 million, or 10.9%, to CHF 359 million, primarily because of forfeitures under the terms of the retention awards, and amortization of acquired intangible assets and goodwill decreased CHF 22 million, or 3.1%, to CHF 687 million, primarily because of the sale of CSFBDIRECT and Autranet.

Investment Banking

The Investment Banking segment of CSFB provides financial advisory, lending and capital raising services and sales and trading for users and suppliers of capital globally and is operated and managed through two principal divisions:

- the Securities division, which is active in sales, trading and research in fixed income, equity and equity-linked products, including foreign exchange, listed and over-the-counter derivatives and risk management products and securities lending and borrowing; and

- the Investment Banking division, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments.

Operating income for the Investment Banking segment consists primarily of realized and unrealized net trading gains, net interest income from trading and lending activities, fee-based earnings from capital market activities and commissions on customer transactions. The results of certain non-continuing activities are recorded within Other. For divisional reporting of operating income, equity capital market underwriting fees are shared between the Investment Banking division and the Equity business, and debt capital market underwriting fees are shared between the Investment Banking division and the Fixed

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Income business. In 2002, corporate derivatives income was shared among the Investment Banking division, the Fixed Income business and the Equity business based upon client relationships. Income from corporate lending was shared between the Investment Banking division and the Fixed Income business in 2001 and among the Investment Banking division, the Fixed Income business and the Equity business in 2002.

In 2002, CSFB determined that certain non-continuing businesses, including real estate and distressed assets aggregating approximately CHF 2.5 billion and CHF
1.3 billion, respectively, would no longer be managed as part of the Fixed Income business, and, accordingly, the related results for the current and prior periods were reclassified from Fixed Income to Other. These assets will be managed together with the already existing non-continuing real estate portfolios held for disposition and previously reported in Other. These assets include real estate and related loans and distressed assets, such as debt and equity positions in companies that have experienced, or may experience, debt restructuring.

The following table sets forth the results of the Investment Banking segment for the six months ended June 30, 2002 and 2001: 1)

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Securities Division
  Fixed Income 2)                                                4,153      5,226
  Equity                                                         2,648      4,249
Investment Banking Division                                      2,568      2,678
Other 2)                                                           (52)       368
---------------------------------------------------------------------------------
Operating income                                                 9,317     12,521
---------------------------------------------------------------------------------
Personnel expenses                                               5,268      7,106
Other operating expenses                                         1,947      2,452
---------------------------------------------------------------------------------
Operating expenses                                               7,215      9,558
---------------------------------------------------------------------------------
Gross operating profit                                           2,102      2,963
---------------------------------------------------------------------------------
Depreciation of non-current assets                                 320        366
Valuation adjustments, provisions and losses                       739        384
---------------------------------------------------------------------------------
Net operating profit before extraordinary items,
  acquisition-related costs and taxes                            1,043      2,213
---------------------------------------------------------------------------------
Extraordinary income/(expenses), net                                26         (1)
Taxes                                                             (225)      (569)
---------------------------------------------------------------------------------
Net operating profit before acquisition-related costs              844      1,643
---------------------------------------------------------------------------------
Other data
Pre-tax margin (operating) 3)                                    11.5%      17.7%
---------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income,
    b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and
    d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income. Acquisition-related costs are reported separately at the business unit level only.

2) Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other.

3)   Excluding acquisition-related costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Six months ended June 30, 2002 compared to six months ended June 30, 2001

Investment Banking reported a net operating profit before acquisition-related costs of CHF 844 million in the six months ended June 30, 2002 compared to CHF 1,643 million in the six months ended June 30, 2001. Investment Banking measures performance based on operating pre-tax margin and growth in market share/ranking. Operating pre-tax margin excludes acquisition-related costs (acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill). At June 30, 2002, operating pre-tax margin was 11.5%, a decrease of 6.2 percentage points from June 30, 2001.

Operating income decreased CHF 3,204 million, or 25.6%, to CHF 9,317 million in the six months ended June 30, 2002, primarily due to decreases in the Securities division. Equity operating income declined CHF 1,601 million as a result of weak equity markets, and Fixed Income operating income declined CHF 1,073 million primarily due to stable, rather than declining, interest rates.

Operating income from the Fixed Income business decreased CHF 1,073 million, or 20.5%, to CHF 4,153 million in the six months ended June 30, 2002 compared to the strong first half of 2001. The decrease was primarily a result of an approximate 35% decrease in interest rate products reflecting stable, rather than declining, interest rates in the first six months of 2002, and reduced proprietary trading in Europe. In addition, operating income from emerging markets fell in Brazil, as a result of repayment uncertainty, in South Africa, which experienced reduced liquidity due to the low level of government bond issuance, and in Turkey, where the business reduced its exposure in response to political uncertainty. This decrease was offset in part by increased income from the Asia/Pacific region. Leveraged and bank finance operating income declined approximately 25% from the six months ended June 30, 2001 due to decreases in secondary trading and underwriting. Operating income from the foreign exchange group also declined as a result of lower volume in the options markets and write-downs of derivative exposures. In contrast, operating income from credit products increased, primarily in mortgages and asset-backed securities.

Operating income from the Equity business decreased CHF 1,601 million, or 37.7%, to CHF 2,648 million in the six months ended June 30, 2002. Operating income from derivatives business fell approximately 50%, most significantly in convertible instruments, as a result of ratings downgrades due to the general widening of credit spreads, index arbitrage due to low market volatility and reduced activity, and over-the-counter business, reflecting reduced client activity, reduced option volatility and declining underlying stock prices. The customer trading revenues and fees from capital markets activities also declined. The reduction in customer business was consistent with lower volume in the US markets as well as in Europe and Latin America and a decline in equity new issuances.

Operating income from the Investment Banking division decreased CHF
110 million, or 4.1%, primarily due to a 31% decline in merger and acquisition fee revenue. Fees from equity new issuances fell slightly, while fees from debt new issuances increased slightly as a result of an increase in corporate issuances to take advantage of low interest rates. The declines in the Investment Banking division were partially offset by a new revenue-sharing arrangement with Fixed Income and Equity for certain derivatives transactions. Private equity improved significantly, reporting net gains (realized gains adjusted for unrealized gains and unrealized losses) of CHF 199 million in the six months ended June 30, 2002 compared to net losses of CHF 103 million in 2001. The gain reflects reduced net write-downs of investments as well as CHF 366 million of gains on the sale of a portion of the strategic investment in

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Swiss Re compared to gains of CHF 250 million on the sale of a portion of the Swiss Re investment during the six months ended June 30, 2001. CSFB began to explore the sale of certain private equity investments during the second quarter of 2002, including investments in mature third party leveraged buyout funds. During the first half of 2002, the private equity business incurred a loss of CHF 135 million primarily related to unrealized gains/losses on these funds. Management and performance fees were CHF 190 million in the six months ended June 30, 2002 compared to CHF 203 million during the six months ended June 30, 2001, a decline of 6%.

For divisional reporting of operating income, equity capital market underwriting fees are shared between the Investment Banking division and the Equity business, and debt capital market underwriting fees are shared between the Investment Banking division and the Fixed Income business. For the six months ended
June 30, 2002 and 2001, these capital markets revenues (before such sharing) were as follows:

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Equity Capital Markets                                             820        995
Debt Capital Markets                                               643        633
---------------------------------------------------------------------------------

Other operating income decreased CHF 420 million to a loss of CHF 52 million, primarily as a result of losses on non-continuing real estate and distressed assets held for disposition. At June 30, 2002, real estate-related assets under contract for sale totalled CHF 394 million. Excluding the assets under contract for sale, the full exposure, including unfunded commitments, of the non-continuing real estate portfolio was CHF 3.8 billion, of which CHF
2.3 billion was held for sale. This total was down from a peak of CHF
14.3 billion, of which CHF 12.0 billion was held for sale, as of January 1, 2000. At June 30, 2002, the amount of impaired assets in the non-continuing real estate portfolio totalled CHF 1.5 billion, reflecting a decrease of CHF
0.4 billion from December 31, 2001, after giving effect to write-downs and provisions. At June 30, 2002, the carrying amount of distressed portfolio assets totalled CHF 1.3 billion, a decrease of CHF 593 million from December 31, 2001 and down from CHF 3.2 billion as of January 1, 2000. The aggregate amount of charges related to these non-continuing businesses in the first six months of 2002 totalled CHF 531 million, of which CHF 345 million was reflected as a loss in operating income and CHF 186 million was reflected as provisions.

Operating expenses decreased CHF 2,343 million, or 24.5%, to CHF 7,215 million in the first six months of 2002 compared to the first six months of 2001, as a result of CSFB's continuing cost-cutting initiatives. Personnel expenses decreased CHF 1,838 million, or 25.9%, primarily due to reduced incentive compensation accruals reflecting reduced operating income and reduced headcount. Other operating expenses decreased CHF 505 million, or 20.6%, due to reductions in discretionary expenses.

Depreciation on non-current assets decreased CHF 46 million, or 12.6%, to CHF 320 million as a result of reduced capital expenditures and reduced leasehold improvements.

Valuation adjustments, provisions and losses increased CHF 355 million, or 92.4%, to CHF 739 million. During 2002, credit quality deteriorated, with ratings for corporate credits more often downgraded than upgraded. In response, credit provisions related to commercial lending increased by 31% compared to the first six months of 2001. Non-performing loans declined 29% to CHF 2.5 billion, and impaired assets increased 15% to CHF 4,248 million. Investment Banking had aggregate credit reserves related to loans outstanding of CHF 2,359 million at June 30, 2002, including CHF 1,122 million in the Americas, CHF 823 million in Europe and the remainder in Asia. In addition, credit provisions against

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

non-continuing real estate lending activities increased substantially. At
June 30, 2002 and 2001, credit reserves related to the proprietary real estate business totalled approximately CHF 672 million and CHF 728 million, respectively. Aggregate credit provisions charged totalled CHF 600 million for the first six months of 2002 compared to CHF 261 million for the first six months of 2001.

CSFB Financial Services

The CSFB Financial Services segment provides international asset management to institutional, mutual fund and private investors through Credit Suisse Asset Management, financial services to broker-dealers and investment managers through Pershing, and financial advisory services to high-net-worth individuals and corporate investors through Private Client Services. Its main sources of operating income are asset-based fee income and transaction fees from investment advisory business.

In December 2001, CSFB Financial Services acquired SLC Asset Management Limited, SLC Pooled Pensions Limited and Sun Life of Canada Unit Managers Limited, the principal UK asset management subsidiaries of Sun Life Financial Services of Canada Inc., which we refer to collectively as SLCAM. The companies are asset management companies with contracts for the management of the insurance assets (including property) of their former affiliate, Sun Life Assurance Company of Canada (U.K.) Limited and third-party institutional and retail funds. In the fourth quarter of 2001, CSFB announced the sale of its CSFBDIRECT business in the United States and the United Kingdom and its brokerage service subsidiary Autranet Inc. The sales closed during the first quarter of 2002. Because of the acquisition of SLCAM and the disposition of CSFBDIRECT and Autranet, the results for the six months ended June 30, 2002 are not fully comparable with the results for the six months ended June 30, 2001. Beginning in the second quarter of 2002, CSFB Financial Services results included the Swiss transaction services business, which provides transactional services (cash clearing, payments, custody) and solutions to financial institutions.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following table sets forth the results of CSFB Financial Services for the six months ended June 30, 2002 and 2001: 1)

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Net interest income                                                191        318
Net commission and service fee income                            1,452      1,650
Net trading income                                                 104        138
Other ordinary income                                               39          1
---------------------------------------------------------------------------------
Operating income                                                 1,786      2,107
---------------------------------------------------------------------------------
Personnel expenses                                                 847      1,120
Other operating expenses                                           527        680
---------------------------------------------------------------------------------
Operating expenses                                               1,374      1,800
---------------------------------------------------------------------------------
Gross operating profit                                             412        307
---------------------------------------------------------------------------------
Depreciation of non-current assets                                  72         88
Valuation adjustments, provisions and losses                        19          6
---------------------------------------------------------------------------------
Net operating profit before extraordinary items,
  acquisition-related costs and taxes                              321        213
---------------------------------------------------------------------------------
Extraordinary income/(expenses), net                                 0         (1)
Taxes                                                              (90)       (18)
---------------------------------------------------------------------------------
Net operating profit before acquisition-related costs              231        194
---------------------------------------------------------------------------------
Other data
Growth in discretionary institutional assets under
  management                                                    (11.6%)      3.4%
  of which net new assets                                        (2.9%)      2.2%
Growth in net new assets Private Client Services                  5.5%       8.7%
---------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) reporting contractor costs as part of other operating expenses instead of personnel expenses, and
    b) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses. Acquisition-related costs are reported separately in the business unit level only.

Six months ended June 30, 2002 compared to six months ended June 30, 2001

CSFB Financial Services measures business performance based on growth of discretionary institutional net new assets and Private Client Services net new assets. As a result of negative economic and market conditions, discretionary institutional assets under management fell CHF 42.3 billion, or 11.6%, during the six months ended June 30, 2002, compared to an increase of CHF 12.3 billion, or 3.4%, in the six months ended June 30, 2001. Private Client Services net new assets grew CHF 5.3 billion, or 5.5%, during the six months ended June 30, 2002, compared to CHF 9.4 billion, or 8.7%, in the six months ended June 30, 2001.

Operating income decreased CHF 321 million, or 15.2%, to CHF 1,786 million, primarily as a result of the disposition of CSFBDIRECT as well as the negative impact of weak equity markets. Consequently, net commission and service fee income decreased CHF 198 million, or 12.0%, and net interest income decreased CHF 127 million, or 39.9%. In addition, Pershing's operating income fell 12.4% because of reduced trade volume and tighter interest rate spreads. In
June 2002, CSFB Financial Services agreed

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

to provide clearing services to the private client business of Deutsche Bank Alex. Brown and to acquire certain assets of Deutsche Bank Securities Inc. 's clearing business for retail broker-dealers.

Operating expenses decreased CHF 426 million, or 23.7%. Personnel expenses decreased CHF 273 million, or 24.4%, and other operating expenses decreased
CHF 153 million, or 22.5%, primarily due to the sales of CSFBDIRECT and Autranet and cost reduction measures.

The following tables provide details of assets under management at June 30, 2002 and December 31, 2001 and for the six months ended June 30, 2002 and 2001: 1)

in CHF bn                                                     30.06.02   31.12.01
---------------------------------------------------------------------------------
Advisory                                                         195.3      246.9
Discretionary                                                    346.1      393.6
---------------------------------------------------------------------------------
Assets under management                                          541.4      640.5
---------------------------------------------------------------------------------

                                                              6 months   6 months
                                                                  2002       2001
---------------------------------------------------------------------------------
Net new assets                                                   (2.9%)      2.2%
Market movement and other effects                                (8.7%)      1.2%
Growth/(decline) in discretionary institutional assets under
  management                                                    (11.6%)      3.4%
---------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation.

Assets under management decreased CHF 99.1 billion, or 15.5%, in the six months ended June 30, 2002, with institutional discretionary assets decreasing
CHF 42.3 billion, or 11.6%. The majority of the decrease in assets under management was due to adverse market movements, including the weakening of the US dollar against the Swiss franc.

Corporate Center

The results presented as Corporate Center include our parent company operations including Group financing initiatives as well as income and expense items related to centrally managed, own use real estate, mainly comprised of bank premises within Switzerland. In addition, it includes consolidation adjustments and adjustments to segment accounts related to management reporting policies and reclassifications. For a discussion of these adjustments, please refer to "Item 5 -- Operating and Financial Review and Prospects -- Reporting principles" in our annual report on Form 20-F for the year ended December 31, 2001 filed with the SEC on May 15, 2002.

The Corporate Center performs typical parent company functions for the benefit of the Group as a whole. Overhead costs attributable to operating businesses are allocated to the respective segments. Certain Corporate Center expenses, primarily if they are associated with Group-sponsored projects, as well as restructuring provisions are not allocated to the segments.

Typically, the Corporate Center reports negative operating income, which is primarily related to an offset of a reclassification between operating income and expenses within the Investment Banking segment. Investment Banking's operating income and expenses differ from the Group's consolidated operating income and expenses because brokerage, execution and clearing expenses are included in operating expenses instead of netted against operating income. This allows CSFB's presentation of the income statement to be more consistent with certain of its US competitors. Please refer to "--Credit Suisse First Boston" for further information. The reclassification from operating income to operating expenses

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

recorded at the Corporate Center was CHF 390 million for the six months ended June 30, 2002 compared to CHF 346 million in the first half 2001.

The following table sets forth the results of the Corporate Center for the six months ended June 30, 2002 and 2001:

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Operating income                                                  (825)      (181)
Personnel expenses                                                 262        437
Other operating expenses                                          (784)      (765)
---------------------------------------------------------------------------------
Operating expenses                                                (522)      (328)
---------------------------------------------------------------------------------
Gross operating profit/(loss)                                     (303)       147
---------------------------------------------------------------------------------
Depreciation of non-current assets                                 130        202
Valuation adjustments, provisions and losses                        81          9
---------------------------------------------------------------------------------
Loss before extraordinary items and taxes                         (514)       (64)
---------------------------------------------------------------------------------
Extraordinary income/(expenses), net                                61         13
Taxes                                                              (55)        29
---------------------------------------------------------------------------------
Net loss before minority interests                                (508)       (22)
---------------------------------------------------------------------------------
Minority interests                                                 (67)       (43)
---------------------------------------------------------------------------------
Net loss                                                          (575)       (65)
---------------------------------------------------------------------------------

Six months ended June 30, 2002 compared to six months ended June 30, 2001

Because of the offsetting reclassifications from operating income to operating expenses mentioned above, a comparison of the gross operating profit/(loss) is more meaningful than discussing operating income and operating expenses on a gross basis.

Gross operating loss was CHF 303 million in the first half of 2002 compared to a gross operating profit of CHF 147 million in the first half of 2001. This was primarily due to the income statement recognition of significantly lower valuations of investments held at the Corporate Center. In addition, a realized gain from the sale of our insurance branch in France was recorded as operating income at Life & Pensions and Insurance and was reclassified to extraordinary income/(expense), net within the Corporate Center result in line with the treatment of other dispositions within the Group.

Depreciation of non-current assets decreased CHF 72 million, or 35.6%, in the first half of 2002 compared to the first half of 2001. For the six months ended June 30, 2001, we recorded a restructuring charge of CHF 48 million associated with the closing of the Luxembourg-based Pan-European online brokerage platform. In addition, depreciation on own use real estate decreased CHF 18 million.

Valuation adjustments, provisions and losses increased CHF 72 million in the first half of 2002 primarily due to an increase of CHF 76 million related to a valuation adjustment on a participation and increased loan provisions.

Extraordinary income/(expenses), net increased CHF 48 million in the first half of 2002. This was primarily due to the sale of our insurance branch in France. In the first half of 2001 extraordinary income/ (expenses) included a gain in connection with the sale of WI which was partially offset by extraordinary expenses related to the closing of the online brokerage platform.

For a discussion of our critical accounting policies please refer to "Item 5 -- Operating and Financial Review and Prospects" in our annual report on Form 20-F for the year ended December 31, 2001 filed with the SEC on May 15, 2002.

MARKET RISK

Market risk exposures in trading portfolios

The following table provides an overview of the value at risk, or VaR, estimates in our material trading portfolios at:

in CHF m                                                      30.06.02   31.12.01
---------------------------------------------------------------------------------
Interest rates                                                      83         58
Foreign exchange rates                                              28         18
Equity prices                                                       25         47
Commodity prices                                                     1          4
---------------------------------------------------------------------------------
Subtotal                                                           137        127
---------------------------------------------------------------------------------
Diversification benefit                                            (70)       (55)
---------------------------------------------------------------------------------
Total market risk exposure                                          67         72
---------------------------------------------------------------------------------

We compute the VaR estimates separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total loan portfolio. Estimates are based on VaR methodology for a 99% confidence level with a one-day holding period.

CSFB and other businesses with trading portfolios use "backtesting" for the assessment of the accuracy of the VaR model. Actual daily profit and loss is compared to VaR with a one-day holding period. The one-day VaR measure is intended to be larger than all but a certain fraction--as determined by the confidence level--of trading outcomes. Backtesting is performed at various levels, from segment level down to more specific trading areas. Results of the backtesting process at the business unit and aggregate levels demonstrated no exceptions in the six month period ended June 30, 2002.

Market risk exposures in other than trading portfolios

In the other than trading portfolios, including all non-trading books of the banking segments and the financial investments of the Insurance segments, the major elements of our market risk were exposures to changes in the CHF to USD and EUR exchange rates and interest rates as well as equity instrument price levels in Western Europe and North America.

The following table summarizes the market risk exposures in our material other than trading portfolios at:

in CHF m                                                      30.06.02   31.12.01
---------------------------------------------------------------------------------
Interest rates                                                     675        530
Foreign exchange rates                                             443        561
Equity prices                                                    1,485      2,676
Commodity prices                                                     0          8
---------------------------------------------------------------------------------
Subtotal                                                         2,603      3,775
---------------------------------------------------------------------------------
Diversification benefit                                         (1,125)    (1,444)
---------------------------------------------------------------------------------
Total market risk exposure                                       1,478      2,331
---------------------------------------------------------------------------------

(ESTIMATES ARE BASED ON VAR METHODOLOGY FOR A 99% CONFIDENCE LEVEL WITH A TEN-DAY HOLDING PERIOD)

The Corporate Center undertakes certain corporate financing activities such as the funding of business initiatives and holding of investments in other financial services companies. The market risks associated with the Corporate Center are managed according to the underlying objectives.

OVERVIEW OF CHANGES TO SEGMENTS AS A RESULT OF REALIGNMENT

Overview

Effective January 1, 2002, we realigned our existing operations into two business units, CSFS and CSFB.

CSFS includes:

- Private Banking, constituting Credit Suisse Private Banking, or CSPB, Credit Suisse Personal Finance, or CSPF, now called European Financial Services Initiative, and the affluent client business of Credit Suisse Banking, or CSB;

- Corporate & Retail Banking, which includes CSB (excluding the affluent client business) and youtrade, which was previously part of CSPF;

- Life & Pensions, formerly called Winterthur Life & Pensions, or WLP; and

- Insurance, formerly called Winterthur Insurance, or WIN.

CSFB includes:

- Investment Banking, which consists of the former CSFB but excludes Pershing and Private Client Services; and

- CSFB Financial Services, which includes Credit Suisse Asset Management, or CSAM, Pershing and Private Client Services.

OVERVIEW OF CHANGES TO SEGMENTS AS A RESULT OF REALIGNMENT

The following chart summarizes the changes in our reporting structure following the realignment effective January 1, 2002:

                                   [GRAPHIC]

The following tables present the results for the years ended December 31, 2001, 2000 and 1999 for the CSFS and CSFB business units on an operating basis and on a basis consistent with our consolidated income statement. The results of the CSFS business unit reflect the combined results of the former business units WIN, WLP, CSB, CSPF and CSPB. The results of the CSFB business unit reflect the combined results of the former business units CSFB and CSAM.

OVERVIEW OF CHANGES TO SEGMENTS AS A RESULT OF REALIGNMENT

Credit Suisse Financial Services

The following table sets forth the results of CSFS on an operating basis for the years ended December 31: 1)

in CHF m                                                          2001       2000       1999
--------------------------------------------------------------------------------------------
Operating income                                               15,382     15,771     11,559
--------------------------------------------------------------------------------------------
Personnel expenses                                              5,639      5,361      4,619
Other operating expenses                                        3,686      3,390      2,834
--------------------------------------------------------------------------------------------
Operating expenses                                              9,325      8,751      7,453
--------------------------------------------------------------------------------------------
Gross operating profit                                          6,057      7,020      4,106
--------------------------------------------------------------------------------------------
Depreciation of non-current assets                                581        384        232
Amortization of present value of future profit (PVFP)             237         14          0
Valuation adjustments, provisions and losses from the
  banking business 2)                                             383        723        665
--------------------------------------------------------------------------------------------
Net operating profit before extraordinary items and taxes       4,856      5,899      3,209
--------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                               25         21         52
Taxes 3)                                                       (1,113)    (1,313)      (692)
--------------------------------------------------------------------------------------------
Net operating profit before minority interests                  3,768      4,607      2,569
--------------------------------------------------------------------------------------------
Amortization of acquired intangible assets and goodwill          (116)       (55)       (29)
Tax impact                                                          2          0          0
--------------------------------------------------------------------------------------------
Net profit before minority interests                            3,654      4,552      2,540
--------------------------------------------------------------------------------------------
Minority interests                                                (69)      (176)       (62)
--------------------------------------------------------------------------------------------
Net profit                                                      3,585      4,376      2,478
--------------------------------------------------------------------------------------------

Reconciliation to net operating profit
Amortization of acquired intangible assets and goodwill           116         55         29
Tax impact                                                         (2)         0          0
--------------------------------------------------------------------------------------------
Net operating profit                                            3,699      4,431      2,507
--------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The operating basis income statement differs from the presentation of the Group's consolidated results in excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses.
    Acquisition-related costs are reported separately in the income statement.

2) Includes a valuation adjustment taken at Group level of CHF 22 million for 2001 and negative adjustments of CHF 191 million and CHF 99 million for
    2000 and 1999, respectively, resulting from the difference between the statistical and the actual credit provisions.

3) Excluding tax impact on amortization of acquired intangible assets and goodwill.

OVERVIEW OF CHANGES TO SEGMENTS AS A RESULT OF REALIGNMENT

The following table presents the results of CSFS for each of the years in the three-year period ended December 31, 2001 including the effects of amortization of acquired intangible assets and goodwill: 1)

in CHF m                                                          2001       2000       1999
--------------------------------------------------------------------------------------------
Operating income                                               15,382     15,771     11,559
--------------------------------------------------------------------------------------------
Personnel expenses                                              5,639      5,361      4,619
Other operating expenses                                        3,686      3,390      2,834
--------------------------------------------------------------------------------------------
Operating expenses                                              9,325      8,751      7,453
--------------------------------------------------------------------------------------------
Gross operating profit                                          6,057      7,020      4,106
--------------------------------------------------------------------------------------------
Depreciation of non-current assets 2)                             818        398        232
Amortization of acquired intangible assets and goodwill           116         55         29
Valuation adjustments, provisions and losses from the
  banking business 3)                                             383        723        665
--------------------------------------------------------------------------------------------
Profit before extraordinary items and taxes                     4,740      5,844      3,180
--------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                               25         21         52
Taxes                                                          (1,111)    (1,313)      (692)
--------------------------------------------------------------------------------------------
Net profit before minority interests                            3,654      4,552      2,540
--------------------------------------------------------------------------------------------
Minority interests                                                (69)      (176)       (62)
--------------------------------------------------------------------------------------------
Net profit                                                      3,585      4,376      2,478
--------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation.

2)   Includes amortization of PVFP from the insurance business.

3) Includes a valuation adjustment taken at Group level of CHF 22 million for 2001 and negative adjustments of CHF 191 million and CHF 99 million for
    2000 and 1999, respectively, resulting from the difference between the statistical and the actual credit provisions.

OVERVIEW OF CHANGES TO SEGMENTS AS A RESULT OF REALIGNMENT

Credit Suisse First Boston

The following table sets forth the results of CSFB on an operating basis for the years ended December 31: 1)

in CHF m                                                          2001       2000       1999
--------------------------------------------------------------------------------------------
Operating income                                               25,262     22,151     15,702
--------------------------------------------------------------------------------------------
Personnel expenses                                             13,731     12,015      8,073
Other operating expenses                                        6,512      4,586      3,484
--------------------------------------------------------------------------------------------
Operating expenses                                             20,243     16,601     11,557
--------------------------------------------------------------------------------------------
Gross operating profit                                          5,019      5,550      4,145
--------------------------------------------------------------------------------------------
Depreciation of non-current assets                                951        673        393
Valuation adjustments, provisions and losses 2)                 1,541        537        786
--------------------------------------------------------------------------------------------
Net operating profit before extraordinary items,
  acquisition-related costs, exceptional items and taxes        2,527      4,340      2,966
--------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                              (15)        (1)        (2)
Taxes 3)                                                         (524)    (1,107)      (739)
--------------------------------------------------------------------------------------------
Net operating profit before acquisition-related costs,
  exceptional items and minority interests                      1,988      3,232      2,225
--------------------------------------------------------------------------------------------
Acquisition interest                                             (828)      (225)       (21)
Amortization of retention payments                               (812)      (181)         0
Amortization of acquired intangible assets and goodwill        (1,455)      (349)       (90)
Exceptional items                                              (1,428)         0          0
Tax impact                                                      1,148        167          2
--------------------------------------------------------------------------------------------
Net (loss)/profit before minority interests                    (1,387)     2,644      2,116
--------------------------------------------------------------------------------------------
Minority interests                                                 (1)        (3)        (1)
--------------------------------------------------------------------------------------------
Net (loss)/profit                                              (1,388)     2,641      2,115
--------------------------------------------------------------------------------------------

Reconciliation to net operating profit
Amortization of acquired intangible assets and goodwill         1,455        349         90
Exceptional items 4)                                            1,428          0          0
Tax impact                                                       (602)       (43)        (2)
--------------------------------------------------------------------------------------------
Net operating profit                                              893      2,947      2,203
--------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The operating basis income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income, b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses, d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income and e) excluding exceptional items from operating income, personnel expenses, depreciation of non-current assets and valuation adjustments, provisions and losses. Acquisition-related costs and exceptional items are reported separately in the income statement.

2) Includes valuation adjustments taken at the Group level of CHF 194 million, CHF 6 million and CHF 0 million for 2001, 2000 and 1999, respectively, resulting from the difference between the statistical and the actual credit provisions. In 2001, CSFB recorded credit provisions of CHF 800 million in addition to the statistically derived provision level due to substantial deterioration in the economic environment.

OVERVIEW OF CHANGES TO SEGMENTS AS A RESULT OF REALIGNMENT

3) Excluding tax impact on acquisition-related costs and exceptional items. Prior to 2001, deferred tax assets for net operating loss carry-forwards were not recorded. In 2001, the accounting policy was changed to allow such deferred tax assets to be recorded in the event of sales of businesses at a taxable gain, where realization of the deferred tax assets is certain. The impact on the financial statements was a tax benefit of CHF 303 million in 2001. Prior-period financial statements disclosed herein would be unchanged under the new policy.

4) Certain exceptional items are excluded from the calculation of the Group's net operating profit. In 2001 these items included cost reduction initiatives of CHF 1,259 million and a settlement of CHF 169 million with the SEC and the NASDR regarding their investigations into certain IPO allocation practices.

The following table presents the results of CSFB for each of the years in the three-year period ended December 31, 2001 including the effects of acquisition interest, amortization of retention payments, amortization of acquired intangible assets and goodwill and the exceptional items described under "--Year ended December 31, 2001 compared to year ended December 31, 2000" in the annual report on Form 20-F for the year ended December 31, 2001: 1)

in CHF m                                                          2001       2000       1999
--------------------------------------------------------------------------------------------
Operating income                                               24,400     21,926     15,681
--------------------------------------------------------------------------------------------
Personnel expenses                                             15,528     12,196      8,073
Other operating expenses                                        6,512      4,586      3,484
--------------------------------------------------------------------------------------------
Operating expenses                                             22,040     16,782     11,557
--------------------------------------------------------------------------------------------
Gross operating profit                                          2,360      5,144      4,124
--------------------------------------------------------------------------------------------
Depreciation of non-current assets                                963        673        393
Amortization of acquired intangible assets and goodwill         1,455        349         90
Valuation adjustments, provisions and losses 2)                 1,938        537        786
--------------------------------------------------------------------------------------------
(Loss)/Profit before extraordinary items and taxes             (1,996)     3,585      2,855
--------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                              (15)        (1)        (2)
Taxes                                                             624       (940)      (737)
--------------------------------------------------------------------------------------------
Net (loss)/profit before minority interests                    (1,387)     2,644      2,116
--------------------------------------------------------------------------------------------
Minority interests                                                 (1)        (3)        (1)
--------------------------------------------------------------------------------------------
Net (loss)/profit                                              (1,388)     2,641      2,115
--------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. This table differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in common with certain US competitors rather than netted against operating income, b) reporting contractor costs as part of other operating expenses instead of personnel expenses and c) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income.

2)   Includes valuation adjustments taken at the Group level of CHF
     194 million, CHF 6 million, CHF 0 million for 2001, 2000 and 1999, respectively, resulting from the difference between the statistical and the actual credit provisions. In 2001, CSFB recorded credit provisions of CHF 800 million in addition to the statistically derived provision level due to substantial deterioration in the economic environment.

OVERVIEW OF CHANGES TO SEGMENTS AS A RESULT OF REALIGNMENT

The following tables present the results for the years ended December 31, 2001, 2000 and 1999 for the Private Banking and Corporate & Retail Banking segments of the CSFS business unit and the Investment Banking and CSFB Financial Services segments of the CSFB business unit on the original reported basis and on the new basis, after giving effect to the realignment. In the tables for Investment Banking and CSFB Financial Services, we have also reclassified contractor costs from personnel expenses to other operating expenses to conform to the presentation for the six months ended June 30, 2002. The Investment Banking table also reflects the movement of the results of certain non-continuing real-estate and distressed assets from Fixed Income to Other, to conform to Investment Banking's presentation for the six months ended June 30, 2002. The results of the Life & Pensions and Insurance segments of CSFS were not affected by the realignment and, accordingly, are omitted.

                                      Private Banking                        CSPB                       CSPF 2)
                                       new reporting                   former reporting             former reporting
                               ------------------------------   ------------------------------   ----------------------
in CHF m 1)                        2001       2000       1999       2001       2000       1999       2001          2000
-----------------------------------------------------------------------------------------------------------------------
Net interest income              1,976      2,121      1,655      1,171      1,247        898        --            --
Net commission and service
  fee income                     4,519      4,869      3,625      3,939      4,171      3,187        --            --
Net trading income                 640        837        649        568        752        592        --            --
Other ordinary income              110         86        110        103         81         38        --            --
-----------------------------------------------------------------------------------------------------------------------
Operating income                 7,245      7,913      6,039      5,781      6,251      4,715        56            61
-----------------------------------------------------------------------------------------------------------------------
Personnel expenses               2,502      2,420      1,947      1,706      1,734      1,418       194           113
Other operating expenses         1,522      1,350      1,006      1,001        883        768       290           223
-----------------------------------------------------------------------------------------------------------------------
Operating expenses               4,024      3,770      2,953      2,707      2,617      2,186       484           336
-----------------------------------------------------------------------------------------------------------------------
Gross operating profit/(loss)    3,221      4,143      3,086      3,074      3,634      2,529      (428)         (275)
-----------------------------------------------------------------------------------------------------------------------
Depreciation of non-current
  assets                           215        101         60         66         41         39        43            13
Valuation adjustments,
  provisions and losses             75        213        112         36        160         55         4             1
-----------------------------------------------------------------------------------------------------------------------
Net operating profit/(loss)
  before extraordinary items
  and taxes                      2,931      3,829      2,914      2,972      3,433      2,435      (475)         (289)
-----------------------------------------------------------------------------------------------------------------------
Extraordinary
  income/(expenses), net            12          1         18         15          1         18        (5)            0
Taxes 3)                          (642)      (865)      (623)      (631)      (766)      (516)       97            67
-----------------------------------------------------------------------------------------------------------------------
Net operating profit/(loss)
  before minority interests      2,301      2,965      2,309      2,356      2,668      1,937      (383)         (222)
-----------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The segment income statement differs from the presentation of the Group's consolidated results in excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses. Acquisition-related costs and minority interests are reported separately at the business unit level only.

2) As CSPF was a new initiative and not a separate operating segment, no financial information was separately disclosed for 1999.

3) Excluding tax impact on amortization of acquired intangible assets and goodwill.

OVERVIEW OF CHANGES TO SEGMENTS AS A RESULT OF REALIGNMENT

                                                          Corporate & Retail Banking                  CSB
                                                                new reporting                   former reporting
                                                        ------------------------------   ------------------------------
in CHF m 1)                                                 2001       2000       1999       2001       2000       1999
-----------------------------------------------------------------------------------------------------------------------
Net interest income                                       1,658      1,513      1,470      2,456      2,379      2,227
Net commission and service fee income                       461        506        436      1,005      1,159        946
Net trading income                                          250        263        173        318        342        230
Other ordinary income                                        29         42         75         27         45         75
-----------------------------------------------------------------------------------------------------------------------
Operating income                                          2,398      2,324      2,154      3,806      3,925      3,478
-----------------------------------------------------------------------------------------------------------------------
Personnel expenses                                        1,000        940        872      1,602      1,513      1,401
Other operating expenses                                    620        673        628        851        917        866
-----------------------------------------------------------------------------------------------------------------------
Operating expenses                                        1,620      1,613      1,500      2,453      2,430      2,267
-----------------------------------------------------------------------------------------------------------------------
Gross operating profit                                      778        711        654      1,353      1,495      1,211
-----------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                           84         37         17        190         84         38
Valuation adjustments, provisions and losses                308        510        553        343        562        610
-----------------------------------------------------------------------------------------------------------------------
Net operating profit before extraordinary items and
  taxes                                                     386        164         84        820        849        563
-----------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                         13         20         34         15         20         34
Taxes 2)                                                    (94)       (42)       (23)      (202)      (208)      (130)
-----------------------------------------------------------------------------------------------------------------------
Net operating profit before minority interests              305        142         95        633        661        467
-----------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The segment income statement differs from the presentation of the Group's consolidated results in excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses. Acquisition-related costs and minority interests are reported separately at the business unit level only.

2) Excluding tax impact on amortization of acquired intangible assets and goodwill.

OVERVIEW OF CHANGES TO SEGMENTS AS A RESULT OF REALIGNMENT

                                                           Investment Banking                      CSFB
                                                             new reporting                   former reporting
                                                     ------------------------------   ------------------------------
in CHF m 1)                                              2001       2000       1999       2001       2000       1999
--------------------------------------------------------------------------------------------------------------------
Fixed Income 2)                                        9,488      4,894      5,792      9,611      4,874      6,651
Equity                                                 6,581      8,477      4,786      6,581      8,477      4,786
Investment Banking                                     4,697      6,147      3,454      4,696      6,148      3,453
Financial Services                                        --         --         --      2,569        447         --
Other 2)                                                 451        574        500        172        593       (358)
--------------------------------------------------------------------------------------------------------------------
Operating income                                      21,217     20,092     14,532     23,629     20,539     14,532
--------------------------------------------------------------------------------------------------------------------
Personnel expenses                                    11,764     11,224      7,619     13,582     11,830      7,999
Other operating expenses                               5,176      3,905      3,095      5,543      3,634      2,714
--------------------------------------------------------------------------------------------------------------------
Operating expenses                                    16,940     15,129     10,714     19,125     15,464     10,713
--------------------------------------------------------------------------------------------------------------------
Gross operating profit                                 4,277      4,963      3,818      4,504      5,075      3,819
--------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                       772        596        371        919        644        371
Valuation adjustments, provisions and losses           1,514        536        786      1,541        537        786
--------------------------------------------------------------------------------------------------------------------
Net operating profit before extraordinary items,
  acquisition-related costs, exceptional items and
  taxes                                                1,991      3,831      2,661      2,044      3,894      2,662
--------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                      (1)         0          0         (1)         0          0
Taxes 3)                                                (439)    (1,033)      (715)      (455)    (1,050)      (715)
--------------------------------------------------------------------------------------------------------------------
Net operating profit before acquisition-related
  costs, exceptional items and minority interests      1,551      2,798      1,946      1,588      2,844      1,947
--------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The segment income statement differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income, b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses, d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income and e) excluding exceptional items from operating income, personnel expenses, depreciation of non-current assets and valuation adjustments, provisions and losses. Acquisition-related costs, exceptional items and minority interests are reported separately at the business unit level only.

2) Reflects the movement of the results of certain non-continuing real estate and distressed assets from Fixed Income to Other.

3)   Excluding tax impact on acquisition-related costs and exceptional items.

OVERVIEW OF CHANGES TO SEGMENTS AS A RESULT OF REALIGNMENT

                                                               CSFB Financial Services                    CSAM
                                                                    new reporting                   former reporting
                                                            ------------------------------   ------------------------------
in CHF m 1)                                                     2001       2000       1999       2001       2000       1999
---------------------------------------------------------------------------------------------------------------------------
Operating income                                              4,045      2,059      1,170      1,633      1,612      1,170
---------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                            1,967        791        454        646        656        467
Other operating expenses                                      1,336        681        389        472        481        377
---------------------------------------------------------------------------------------------------------------------------
Operating expenses                                            3,303      1,472        843      1,118      1,137        844
---------------------------------------------------------------------------------------------------------------------------
Gross operating profit                                          742        587        327        515        475        326
---------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                              179         77         22         32         29         22
Valuation adjustments, provisions and losses                     27          1          0          0          0          0
---------------------------------------------------------------------------------------------------------------------------
Net operating profit before extraordinary items,
  acquisition-related costs, exceptional items and taxes        536        509        305        483        446        304
---------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                            (14)        (1)        (2)       (14)        (1)        (2)
Taxes 2)                                                        (85)       (74)       (24)       (69)       (57)       (24)
---------------------------------------------------------------------------------------------------------------------------
Net operating profit before acquisition-related costs,
  exceptional items and minority interests                      437        434        279        400        388        278
---------------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The segment income statement differs from the presentation of the Group's consolidated results in a) reporting contractor costs as part of other operating expenses instead of personnel expenses, b) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses, and c) excluding exceptional items from operating income, personnel expenses, depreciation of non-current assets and valuation adjustments, provisions and losses. Acquisition-related costs, exceptional items and minority interests are reported separately at the business unit level only.

2)   Excluding tax impact on acquisition-related costs and exceptional items.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

The following notes for the six months ended June 30, 2002 and 2001, including the reconciliation to accounting principles generally accepted in the United States, should be read in conjunction with the financial statements presented in the Credit Suisse Group Q2 Quarterly Report 2002, furnished to the SEC on
Form 6-K on August 14, 2002.

                               TABLE OF CONTENTS

1     Segment reporting by operating segments.....................     49
2     Differences between Swiss and US accounting
        principles--Interim period six months ended June 30, 2002
        and 2001..................................................     56
3a.   Reconciliation of Swiss GAAP and US GAAP net profit.........     66
3b.   Reconciliation of Swiss GAAP and US GAAP shareholders'
        equity....................................................     67
4a.   Condensed consolidated statements of income.................     68
4b.   Condensed consolidated balance sheets.......................     69
5.    Earnings per share..........................................     71
6.    Consolidated cash flows.....................................     72
7.    US GAAP consolidated changes in shareholders' equity........     74
8.    US GAAP accumulated other comprehensive income..............     75
9.    Recently issued US accounting standards.....................     76
10.   Income taxes................................................     79
11.   Derivatives financial information...........................     80
12.   Litigation..................................................     81

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

1  Segment reporting by operating segments

The activities of the Group are managed and organized based on the different types of products and services that the Group offers to its customers. Operating income includes income directly attributable to the individual segments as further described below.

The following presentation shows the Group's segment results for the six months ended June 30, 2002 and 2001. Based on the Group's management reporting principles, the Group reported results for six segments: Private Banking, Corporate & Retail Banking, Life & Pensions, Insurance, Investment Banking and CSFB Financial Services. The Credit Suisse Financial Services business unit totals the results of the Private Banking, Corporate & Retail Banking, Life & Pensions and Insurance segments. The Credit Suisse First Boston business unit totals the results of the Investment Banking and CSFB Financial Services segments.

The Group's consolidated results comprise the results of the segments and of the Corporate Center. Corporate Center costs and revenues attributable to operating businesses have been allocated to the respective segments. The Corporate Center records expenses relating to projects sponsored by the Group, restructuring costs, the difference between provisions for expected credit risk recorded by each segment and actual credit loss experience, as well as other items as set out in note 4.1 of our audited consolidated financial statements as of and for each of the years in the three-year period ended December 31, 2001 beginning on page F-1 of this Form 6-K.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

Segment income statement for the six months ended June 30, 2002 1)

                                                Corporate &                                                         Credit Suisse
                                      Private        Retail     Life &                                                  Financial
in CHF m                              Banking       Banking   Pensions   Insurance   Subtotal   Reclassifications        Services
---------------------------------------------------------------------------------------------------------------------------------
Operating income 2)                     3,544         1,245        608         627      6,024                 --           6,024
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                      1,252           468        432         765      2,917                 --           2,917
Other operating expenses                  731           307        285         400      1,723                 --           1,723
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses                      1,983           775        717       1,165      4,640                 --           4,640
---------------------------------------------------------------------------------------------------------------------------------
Gross operating profit/(loss)           1,561           470       (109)       (538)     1,384                 --           1,384
---------------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets
  3)                                      109            37        194          82        422                 --             422
Amortization of acquired intangible
  assets and goodwill                      --            --         --          --         --                 75              75
Valuation adjustments, provisions
  and losses                               43           151         --          --        194                 --             194
---------------------------------------------------------------------------------------------------------------------------------
Net operating profit/(loss) before
  extraordinary items, acquisition-
  related costs and taxes               1,409           282       (303)       (620)       768                (75)            693
---------------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses),
  net                                      19            (1)         0           0         18                 --              18
Taxes                                    (308)          (66)      (109)        (17)      (500)                 1            (499)
---------------------------------------------------------------------------------------------------------------------------------
Net operating profit/(loss) before
  acquisition-related costs and
  minority interests                    1,120           215       (412)       (637)       286                (74)            212
---------------------------------------------------------------------------------------------------------------------------------
Amortization of acquired intangible
  assets and goodwill                                                                     (75)                75               0
Tax impact                                                                                  1                 (1)              0
---------------------------------------------------------------------------------------------------------------------------------
Net profit before minority
  interests                                                                               212                 --             212
---------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                         83                 --              83
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                295                 --             295
---------------------------------------------------------------------------------------------------------------------------------

1) The presentation of segment results differs from the presentation of the Group's consolidated results in excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses. Acquisition-related costs and minority interests are reported separately at the business unit level only.

2) For the purpose of the consolidated financial statements, operating income for the insurance businesses is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from insurance business.

3) Including amortization of Present Value of Future Profits, or PVFP, from the insurance businesses.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

Segment income statement for the six months ended June 30, 2002 1) (continued)

                                                                CSFB
                                              Investment   Financial                                  Credit Suisse
in CHF m                                         Banking    Services   Subtotal   Reclassifications    First Boston
-------------------------------------------------------------------------------------------------------------------
Operating income                                   9,317      1,786      11,103               (325)         10,778
-------------------------------------------------------------------------------------------------------------------
Personnel expenses                                 5,268        847       6,115                359           6,474
Other operating expenses                           1,947        527       2,474                 --           2,474
-------------------------------------------------------------------------------------------------------------------
Operating expenses                                 7,215      1,374       8,589                359           8,948
-------------------------------------------------------------------------------------------------------------------
Gross operating profit/(loss)                      2,102        412       2,514               (684)          1,830
-------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                   320         72         392                 --             392
Amortization of acquired intangible assets
  and goodwill                                        --         --          --                687             687
Valuation adjustments, provisions and losses         739         19         758                 --             758
-------------------------------------------------------------------------------------------------------------------
Net operating profit/(loss) before
  extraordinary items, acquisition-related
  costs and taxes                                  1,043        321       1,364             (1,371)             (7)
-------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                  26          0          26                 --              26
Taxes                                               (225)       (90)       (315)               365              50
-------------------------------------------------------------------------------------------------------------------
Net operating profit before acquisition-
  related costs                                      844        231       1,075             (1,006)             69
-------------------------------------------------------------------------------------------------------------------
Acquisition interest                                                       (325)               325               0
Amortization of retention payments                                         (359)               359               0
Amortization of acquired intangible assets
  and goodwill                                                             (687)               687               0
Tax impact                                                                  365               (365)              0
-------------------------------------------------------------------------------------------------------------------
Net profit                                                                   69                 --              69
-------------------------------------------------------------------------------------------------------------------

1) The presentation of segment results differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income, b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income. Acquisition-related costs are reported separately at the business unit level only.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

Business unit income statement for the six months ended June 30, 2002
  (continued)

                                           Credit Suisse
                                               Financial   Credit Suisse                Corporate   Credit Suisse
in CHF m                                        Services    First Boston     Subtotal      Center           Group
-----------------------------------------------------------------------------------------------------------------
Operating income                                  6,024          10,778        16,802        (825)        15,977
-----------------------------------------------------------------------------------------------------------------
Personnel expenses                                2,917           6,474         9,391         262          9,653
Other operating expenses                          1,723           2,474         4,197        (784)         3,413
-----------------------------------------------------------------------------------------------------------------
Operating expenses                                4,640           8,948        13,588        (522)        13,066
-----------------------------------------------------------------------------------------------------------------
Gross operating profit/(loss)                     1,384           1,830         3,214        (303)         2,911
-----------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                  422 1)          392           814         133            947
Amortization of acquired intangible
  assets and goodwill                                75             687           762          (3)           759
Valuation adjustments, provisions and
  losses                                            194             758           952          81          1,033
-----------------------------------------------------------------------------------------------------------------
Profit/(loss) before extraordinary items
  and taxes                                         693              (7)          686        (514)           172
-----------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                 18              26            44          61            105
Taxes                                              (499)             50          (449)        (55)          (504)
-----------------------------------------------------------------------------------------------------------------
Net profit/(loss) before minority
  interests                                         212              69           281        (508)          (227)
-----------------------------------------------------------------------------------------------------------------
Minority interests                                   83               0            83         (67)            16
-----------------------------------------------------------------------------------------------------------------
Net profit/(loss)                                   295              69           364        (575)          (211)
-----------------------------------------------------------------------------------------------------------------
Other data
Total assets as of June 30, 2002 2)             396,687         652,673     1,049,360     (61,775)       987,585
-----------------------------------------------------------------------------------------------------------------

1)  Including amortization of PVFP from the insurance businesses.

2)  Intersegment consolidation items have been eliminated in Corporate Center.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

Segment income statement for the six months ended June 30, 2001 1)

                                            Corporate &                                                         Credit Suisse
                                  Private        Retail     Life &                                                  Financial
in CHF m                          Banking       Banking   Pensions   Insurance   Subtotal   Reclassifications        Services
-----------------------------------------------------------------------------------------------------------------------------
Operating income 2)                 3,828         1,247      1,416       1,811      8,302                 --           8,302
-----------------------------------------------------------------------------------------------------------------------------
Personnel expenses                  1,278           508        395         742      2,923                 --           2,923
Other operating expenses              756           338        300         407      1,801                 --           1,801
-----------------------------------------------------------------------------------------------------------------------------
Operating expenses                  2,034           846        695       1,149      4,724                 --           4,724
-----------------------------------------------------------------------------------------------------------------------------
Gross operating profit              1,794           401        721         662      3,578                 --           3,578
-----------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current
  assets 3)                            68            24        158          77        327                 --             327
Amortization of acquired
  intangible assets and
  goodwill                             --            --         --          --         --                 42              42
Valuation adjustments,
  provisions and losses               102           149         --          --        251                 --             251
-----------------------------------------------------------------------------------------------------------------------------
Net operating profit before
  extraordinary items,
  acquisition-related costs and
  taxes                             1,624           228        563         585      3,000                (42)          2,958
-----------------------------------------------------------------------------------------------------------------------------
Extraordinary
  income/(expenses), net                2             9          0           0         11                 --              11
Taxes                                (405)          (56)      (129)       (180)      (770)                 1            (769)
-----------------------------------------------------------------------------------------------------------------------------
Net operating profit before
  acquisition-related costs and
  minority interests                1,221           181        434         405      2,241                (41)          2,200
-----------------------------------------------------------------------------------------------------------------------------
Amortization of acquired
  intangible assets and
  goodwill                                                                            (42)                42               0
Tax impact                                                                              1                 (1)              0
-----------------------------------------------------------------------------------------------------------------------------
Net profit before minority
  interests                                                                         2,200                 --           2,200
-----------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                    (88)                --             (88)
-----------------------------------------------------------------------------------------------------------------------------
Net profit                                                                          2,112                 --           2,112
-----------------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses.
    Acquisition-related costs and minority interests are reported separately at the business level only.

2) For the purpose of the consolidated financial statements, operating income for the insurance businesses is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business.

3)  Including amortization of PVFP from the insurance businesses.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

Segment income statement for the six months ended June 30, 2001 1) (continued)

                                                                CSFB
                                              Investment   Financial                                  Credit Suisse
in CHF m                                         Banking    Services   Subtotal   Reclassifications    First Boston
-------------------------------------------------------------------------------------------------------------------
Operating income                                  12,521      2,107      14,628               (476)         14,152
-------------------------------------------------------------------------------------------------------------------
Personnel expenses                                 7,106      1,120       8,226                403           8,629
Other operating expenses                           2,452        680       3,132                 --           3,132
-------------------------------------------------------------------------------------------------------------------
Operating expenses                                 9,558      1,800      11,358                403          11,761
-------------------------------------------------------------------------------------------------------------------
Gross operating profit                             2,963        307       3,270               (879)          2,391
-------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                   366         88         454                 --             454
Amortization of acquired intangible assets
  and goodwill                                        --         --          --                709             709
Valuation adjustments, provisions and losses         384          6         390                 --             390
-------------------------------------------------------------------------------------------------------------------
Net operating profit before extraordinary
  items, acquisition-related costs and taxes       2,213        213       2,426             (1,588)            838
-------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                  (1)        (1)         (2)                --              (2)
Taxes                                               (569)       (18)       (587)               420            (167)
-------------------------------------------------------------------------------------------------------------------
Net operating profit before acquisition-
  related costs                                    1,643        194       1,837             (1,168)            669
-------------------------------------------------------------------------------------------------------------------
Acquisition interest                                                       (476)               476               0
Amortization of retention payments                                         (403)               403               0
Amortization of acquired intangible assets
  and goodwill                                                             (709)               709               0
Tax impact                                                                  420               (420)              0
-------------------------------------------------------------------------------------------------------------------
Net profit                                                                  669                 --             669
-------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income,
    b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and
    d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income. Acquisition-related costs are reported separately at the business unit level only.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

Business unit income statement for the six months ended June 30, 2001 1)
  (continued)

                                                    Credit Suisse
                                                        Financial   Credit Suisse              Corporate   Credit Suisse
in CHF m 1)                                              Services    First Boston   Subtotal      Center           Group
------------------------------------------------------------------------------------------------------------------------
Operating income                                           8,302          14,152      22,454        (181)        22,273
------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                         2,923           8,629      11,552         437         11,989
Other operating expenses                                   1,801           3,132       4,933        (765)         4,168
------------------------------------------------------------------------------------------------------------------------
Operating expenses                                         4,724          11,761      16,485        (328)        16,157
------------------------------------------------------------------------------------------------------------------------
Gross operating profit                                     3,578           2,391       5,969         147          6,116
------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                           327 2)          454         781         204            985
Amortization of acquired intangible assets and
  goodwill                                                    42             709         751          (2)           749
Valuation adjustments, provisions and losses                 251             390         641           9            650
------------------------------------------------------------------------------------------------------------------------
Profit before extraordinary items and taxes                2,958             838       3,796         (64)         3,732
------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                          11              (2)          9          13             22
Taxes                                                       (769)           (167)       (936)         29           (907)
------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                       2,200             669       2,869         (22)         2,847
------------------------------------------------------------------------------------------------------------------------
Minority interests                                           (88)              0         (88)        (43)          (131)
------------------------------------------------------------------------------------------------------------------------
Net profit                                                 2,112             669       2,781         (65)         2,716
------------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation.

2)  Including amortization of PVFP from the insurance businesses.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

2 Differences between Swiss and US accounting principles -- for the six months ended June 30, 2002 and 2001

The following narratives provide additional details to support the tabular reconciliation of net profit and shareholders' equity prepared under Swiss generally accepted accounting principles, or Swiss GAAP, to net profit and shareholders' equity prepared under US generally accepted accounting principles, or US GAAP. For those reconciling items where the differences between the methods under Swiss GAAP and US GAAP accounting are significant to a particular segment, the segment has been identified. For a definition of Swiss GAAP please refer to note 1 "Summary of significant accounting policies" in the notes to the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999.

Valuation and income recognition differences between Swiss and US accounting principles

a)  Debt and equity securities

VALUATION

Under Swiss GAAP, debt and equity securities for the banking business that are held for sale and which do not constitute trading balances are carried at the lower of cost or market value (LOCOM). Unrealized losses are recorded through the income statement when market value is lower than cost. When market value increases, unrealized gains are only recorded to the extent losses were previously recognized.

Debt securities held until final maturity are valued at amortized cost (accrual method). Premiums and discounts are deferred and accrued over the term of the instrument until final maturity. Realized gains or losses that are interest related and that arise from the early disposal or redemption of the instrument are deferred and accrued over the remaining term of that instrument.

Under US GAAP, debt and equity securities must be classified as either:

- trading, which are valued at fair value with changes in fair value recorded through earnings;

- held to maturity, which are carried at amortized cost (debt securities only);
  or

- available-for-sale, which are carried at fair value, with changes in fair value recorded in other comprehensive income--a separate component of shareholders' equity.

In addition, premiums and discounts are amortized to interest income using the effective yield method over the contractual life of the securities. Gains or losses on the sales of debt and equity securities are recognized into income at the time of sale on a specific identified cost basis.

The US GAAP adjustments to net profit attributable to securities valuation differences were a decrease of CHF 100 million and an increase of CHF
48 million for the six months ended June 30, 2002 and 2001. The US GAAP adjustments to shareholders' equity attributable to securities valuation differences were an increase of CHF 1,497 million at June 30, 2002 and an increase of CHF 2,269 million at December 31, 2001.

PRIVATE EQUITY

Under Swiss GAAP, private equity investments are carried at LOCOM.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

2 Differences between Swiss and US accounting principles -- for the six months ended June 30, 2002 and 2001 (continued)
Under US GAAP, in accordance with specialized industry accounting principles, private equity investments, held by subsidiaries, that are considered investment companies that engage exclusively in venture capital activities and other similar activities, are carried at estimated fair value, with changes in fair value recorded through current net profit.

The US GAAP adjustments to net profit attributable to private equity investments were a decrease of CHF 7 million in the first half of 2002 and a decrease of CHF 230 million in the six months ended June 30, 2001. The US GAAP adjustments to shareholders' equity attributable to private equity investments were an increase of CHF 181 million as of June 30, 2002 and an increase of CHF 209 million as of December 31, 2001.

b)  Consolidation

SPECIAL PURPOSE ENTITIES

Under Swiss GAAP, consolidation of a special purpose entity (SPE) is required if the Group holds more than 50% of the voting rights of the entity, or where it has the ability to exercise control of the SPE. Consolidation would also be required if the Group has a legal or de facto obligation to support the entity, or the SPE is dependent on the Group for funding. Consolidation may be required by application of the principle of substance over form.

Under US GAAP, a sponsored SPE must be considered for consolidation unless it meets the criteria of a qualifying SPE as defined in the Statement of Financial Accounting Standard (SFAS) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. If the SPE is not a qualifying SPE then the following factors must be considered to determine if the SPE has to be consolidated. The three criteria to be considered are:
(1) independent third parties have made a substantive equity investment;
(2) independent third parties control the SPE; and (3) independent third parties have the substantive risks and rewards of the assets of the SPE throughout its term. These criteria are subjective and must be analyzed together with all relevant facts and circumstances to determine whether consolidation is required.

The US GAAP adjustments to net profit attributable to the consolidation of SPEs not consolidated under Swiss GAAP were a decrease of CHF 3 million for the first half of 2002 and a decrease of CHF 42 million in the first half of 2001. The US GAAP adjustments to shareholders' equity attributable to the consolidation of SPEs not consolidated under Swiss GAAP were a increase of CHF 14 million as of June 30, 2002 and a decrease of CHF 15 million as of December 31, 2001.

DETERMINATION OF CONSOLIDATED SUBSIDIARIES AND EQUITY METHOD SUBSIDIARIES

Under Swiss GAAP, majority owned subsidiaries that do not operate in the core business of the Group may be accounted for using the equity method. US GAAP has no such exception to consolidating majority owned subsidiaries.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

2 Differences between Swiss and US accounting principles -- for the six months ended June 30, 2002 and 2001 (continued)
Additionally, under Swiss GAAP, the accounting for investments using the equity method is generally the same as under US GAAP; however, US GAAP has stricter guidelines for determining whether an entity has the ability to exercise significant influence over the operating and financial policies of the investee.

The US GAAP adjustments to net profit attributable to differences in the determination of consolidated subsidiaries and equity method subsidiaries were a decrease of CHF 116 million in the first half of 2002 and a decrease of CHF
52 million in the first half of 2001. The US GAAP adjustments to shareholders' equity attributable to differences in determination of consolidated subsidiaries and equity method subsidiaries were a decrease of CHF 90 million as of June 30, 2002 and an increase of CHF 35 million as of December 31, 2001.

c)  Transfer of financial assets

Swiss GAAP requires that, in transferring financial assets, the assets should be removed from the transferor's balance sheet and a gain or loss should be recognized when the following conditions are met:

- the securities are isolated from the transferor;

- the transferee obtains the right to pledge or exchange the transferred securities; and

- the transferor does not maintain effective control.

In addition, under Swiss GAAP, repurchase and reverse repurchase transactions held in the trading book (matched book repo transactions) are recorded at fair value.

Under US GAAP, the accounting for transfers of financial assets that are considered sales generally are based on the same conditions as under Swiss GAAP. However, meeting the US GAAP criteria is dependent on a "true sale" legal opinion, which is more stringent than Swiss GAAP. The resulting adjustment for transfers not deemed as sales is that the assets securitized remain on the balance sheet and the transaction is treated as a secured borrowing.

Under US GAAP, income from matched book repo transactions is recorded on an accrual basis.

The US GAAP adjustments to net profit attributable to differences in the accounting treatment of transfers of financial assets were a decrease of CHF
109 million in the first half of 2002 and a decrease of CHF 64 million in the first half of 2001. The US GAAP adjustments to shareholders' equity attributable to such differences in accounting treatment were a decrease of CHF 125 million as of June 30, 2002 and a decrease of CHF 29 million as of December 31, 2001.

d)  Real estate

Under Swiss GAAP, banking segments' real estate held for own use, which has been designated as held for disposal, is carried at lower of cost less accumulated depreciation or market. Until a contract for sale is executed, depreciation continues on these properties.

Under US GAAP, real estate that is classified as held for disposal is carried at the lower of carrying amount or fair value less costs to sell. No depreciation is recorded on real estate held for disposal.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

2 Differences between Swiss and US accounting principles -- for the six months ended June 30, 2002 and 2001 (continued)

e)  General provisions

Under Swiss GAAP, valuation adjustments and reserves are permitted to be recorded when economically necessary or legally required. In accordance with Swiss banking regulations, a reserve for general banking risks is recorded as a separate component of shareholders' equity. Changes in shareholders' equity must be recorded as an extraordinary item in the income statement or result from a reclassification from valuation adjustments and provisions no longer required.

US GAAP does not allow general unallocated provisions. Probable and estimable costs, which can be identified with an event or set of events that have occurred prior to the balance sheet date, are accrued. The criteria for establishing such liabilities under US GAAP are more stringent than under Swiss GAAP.

The balance sheet line item VALUATION ADJUSTMENTS AND PROVISIONS includes provisions for restructuring, litigation, technology and other operational risks. Reserve for general banking risks is recorded as a separate component of shareholders' equity. For purposes of the US GAAP reconciliation, certain of these provisions are not allowed and have been reversed.

The US GAAP adjustments to net profit attributable to general provisions not allowed under US GAAP were a decrease of CHF 6 million in the first half 2002 and an increase of CHF 67 million in the first half of 2001. The US GAAP adjustments to shareholders' equity attributable to such provisions were an increase of CHF 163 million as of June 30, 2002 and an increase of CHF 169 million as of December 31, 2001.

f)  Business combinations

Under Swiss GAAP, prior to January 1, 1997, goodwill was charged to shareholders' equity in the year of acquisition. For acquisitions after January 1, 1997, the Group capitalizes goodwill and amortizes it over its estimated useful life on a straight-line basis.

Upon adoption of SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, all business combinations effected after June 30, 2001 are accounted for using the purchase method. The associated goodwill and intangible assets with an indefinite life will not be amortized. Effective January 1, 2002, for business combinations completed prior to June 30, 2001, goodwill and intangible assets with an indefinite life are no longer amortized. Instead, goodwill and intangible assets associated with all business combinations are subject to an annual impairment test. To comply with this standard the amortization amounts recorded under Swiss GAAP are reversed for US GAAP presentation. For further detail please refer to the SFAS 142 transitional disclosure in note 9.

Further US GAAP adjustments are the result of: (1) capitalization of goodwill for pre-1997 acquisitions net of accumulated depreciation; (2) differences in the valuation of net assets at the date of acquisition including certain amounts which are expensed under US GAAP but capitalized under Swiss GAAP, including adjustments for items such as retention payments and certain restructuring charges; and differences related to share options plans.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

2 Differences between Swiss and US accounting principles -- for the six months ended June 30, 2002 and 2001 (continued)
The US GAAP adjustments to net profit attributable to the accounting for business combinations were an increase of CHF 496 million in the first half of 2002 and a decrease of CHF 458 million for the six months ended June 30, 2001. The US GAAP adjustments to shareholders' equity attributable to the accounting for business combinations were an increase of CHF 1,378 million at June 30, 2002 and an increase of CHF 976 million at December 31, 2001.

g)  Share-based compensation

Under Swiss GAAP, no expenses are recognized for share option plans upon grant or exercise. For share awards the market value of shares granted for the reporting period and for which no future service is required is accrued in the period in which the service is rendered. For shares granted under the requirement to provide future services the market value granted is deferred over the required future service period and at each balance sheet date the accrued cost is adjusted for the fair value change of the share price during the reporting period. The accrual is recognized within liabilities.

US GAAP permits the recognition of compensation expense based on the estimated fair value of the equity instruments issued or based on the intrinsic value of the equity instruments issued with the disclosure of pro forma effects of share compensation plans on net profit and earnings per share, as if the fair value had been recorded. The Group has chosen to record its obligation for stock compensation using the intrinsic value method. For share option plans, which have no intrinsic value at the date of grant and which have no cash settlement feature and no performance-based vesting requirements the fixed plan accounting is applied and no compensation expenses are recognized. Credit Suisse Group also has option plans outstanding, primarily related to the years 2000 and before, which have either a cash settlement feature or which are linked to performance-based vesting requirements. For those plans, variable plan accounting is applied until settlement. For share awards, the market value of shares granted for the reporting period and for which no future service is required is accrued in the period in which the service is rendered. If shares are granted under the requirement to provide future services the market value at the grant date is recognized over the required future service period. For US GAAP purposes, the Group's obligation to deliver shares in the future is recognized in additional paid-in capital.

The US GAAP adjustments to net profit related to share-based compensation were a decrease of CHF 32 million in the first half of 2002 and a decrease of CHF 75 million in the first half of 2001, and the related US GAAP adjustments to shareholders' equity were increases of CHF 2,430 million as of June 30, 2002 and CHF 3,421 million as of December 31, 2001.

h)  Pension benefits

Most pension funds of Credit Suisse Group are separate legal entities and employees have to pay contributions to a specific pension fund. The Group also makes contributions to the pension plans.

Under Swiss GAAP, pension expense is equal to the amounts to be contributed by the employer based on the scheme. However, certain plans record pension expense based on a specific method of actuarial valuation of projected plan liabilities for accrued service. Plan assets are recorded at fair value. Certain assumptions, such as future salary increases, are not considered in the Swiss GAAP valuation.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

2 Differences between Swiss and US accounting principles -- for the six months ended June 30, 2002 and 2001 (continued)
Under US GAAP, pension expense and liabilities for defined benefit plans are valued based on specific actuarial assumptions such as future salary increases, expected return on plan assets, employee turnover, mortality, retirement age and administrative expenses of the pension plan. In calculating the current pension benefit obligation, estimated future pension benefits are discounted to the current period. The discount rate was established by examining the rates of return of both high-quality, long-term corporate bonds and long-term government bonds. The methodology for determination of appropriate discount rates has been applied consistently groupwide.

The US GAAP adjustments attributable to pension benefits were increases of CHF 207 million in the first half of 2002 and CHF 120 million in the first half of 2001. The US GAAP adjustments to shareholders' equity attributable to pension benefits were an increase of CHF 149 million at June 30, 2002 and a decrease of CHF 65 million at December 31, 2001.

i)  Taxation

Under Swiss GAAP, we generally do not recognize deferred tax assets for net operating loss carry-forwards. Deferred tax assets on net operating losses are recorded in the event management's assessment is that their realization in a future period is certain, based on contracts existing at the balance sheet date to sell businesses at a taxable gain.

Under US GAAP, a deferred tax asset is recognized for net operating loss carry-forwards, net of an allowance for the estimated unrealizable amount.

The US GAAP adjustments to net profit attributable to the recognition of the tax effect of net operating loss carry-forwards were an increase of CHF 676 million in the first half of 2002 and an increase of CHF 31 million in the first half of 2001. The US GAAP adjustments to shareholders' equity attributable to the recognition of the tax effect of net operating loss carry-forwards were an increase of CHF 1,044 million as of June 30, 2002 and an increase of CHF 368 as of December 31, 2001.

An additional adjustment arises from the aggregate differences between Swiss GAAP and US GAAP accounting principles that will result in taxable or deductible amounts in future years (temporary differences).

The US GAAP adjustment to net profit for such temporary differences were an increase of CHF 136 million in the first half of 2002 and a decrease of CHF 101 million in the first half of 2001, and the related US GAAP adjustments to shareholders' equity were increases of CHF 159 million as of June 30, 2002 and CHF 104 million as of December 31, 2001.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

2 Differences between Swiss and US accounting principles -- for the six months ended June 30, 2002 and 2001 (continued)
j)  Loans

LOAN FEES AND COSTS

Under Swiss GAAP, loan origination fee income is deferred but direct loan origination costs are normally expensed.

Under US GAAP, certain qualifying direct loan origination costs must be deferred and amortized over the life of the loan using the effective interest method.

LOAN IMPAIRMENT

Under Swiss GAAP, provisions for impaired loans are recorded based on either the fair value of the underlying collateral or the undiscounted future cash flows if the loans are not collateralized.

For certain non-collateral dependent impaired loans, US GAAP requires measurement of impairment using the present value of future cash flows.

The Group has estimated that the difference to net profit or shareholders' equity between impaired loan valuation recognized for Swiss GAAP and impaired loan valuation that would have been recognized for US GAAP is not material.

k)  Leasing

For Swiss GAAP purposes, the Group, as lessor, classifies lease contracts as financial leases and records a leasing receivable based on the leased asset's underlying value at lease inception. This balance is amortized over the life of the lease using the interest method.

For US GAAP purposes, certain of these lease contracts are classified as operating leases. The underlying leased asset is recorded as a fixed asset and depreciated on a straight-line basis over its useful life. This adjustment relates to the difference between the interest amortization of the lease receivable under Swiss GAAP and the straight-line depreciation of leased assets under US GAAP.

l)  Derivatives

Under Swiss GAAP, trading derivatives are recorded on the balance sheet at fair value as positive and negative replacement values. Changes in fair value are reported in earnings unless the derivative is designated and qualifies as a hedge. Gains and losses on hedging derivative instruments are recognized in income on the same basis as the underlying item being hedged. There is no requirement for an external transaction to lay off all risks associated with intercompany hedges on a one-to-one basis.

Effective January 1, 2001 the Group adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of SFAS No. 133. Under SFAS No. 133, all derivatives are required to be recognized as assets or liabilities in the consolidated balance sheet at fair value. The recognition of the changes in the fair value depends upon the intended use and designation of the derivative. If the derivative instrument is not a hedge, then changes in fair value are recognized in earnings. If a derivative

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

2 Differences between Swiss and US accounting principles -- for the six months ended June 30, 2002 and 2001 (continued)
qualifies as a hedge, depending on the nature of the hedge, changes in fair value of the derivative will either be offset against the change in fair value of the hedge asset, liability, or firm commitment through earnings or recognized in other comprehensive income.

The US GAAP adjustments attributable to derivatives related to net profit were a decrease of CHF 309 million in the first half of 2002 and an increase of CHF 889 million in the first half of 2001, and the related US GAAP adjustments to shareholders' equity were a decrease of CHF 162 million as of June 30, 2002 and an increase of CHF 33 million as of December 31, 2001.

m)  Own shares and own bonds

OWN SHARES

Under Swiss GAAP, own shares included in securities trading portfolio and financial investments are carried at fair value and LOCOM, respectively. Derivatives on own shares are carried at fair value and are reported as positive and negative replacement values in other assets and other liabilities, respectively. Gains and losses on sales, dividends received and changes in market value are recorded in net profit.

Under US GAAP, own shares are recorded at cost and reported as treasury shares resulting in a reduction to total shareholders' equity. Derivatives on own shares are classified as assets, liabilities or in shareholders' equity depending on the manner of settlement. Unrealized and realized gains and losses on own shares and derivatives on own shares where the Group has the choice or obligation to settle in shares and dividends received on own shares are excluded from net profit.

The US GAAP adjustments to net profit for own shares were an increase of CHF 640 million in the first half of 2002 and a decrease of CHF 55 million in the first half of 2001, and the related US GAAP adjustments to shareholders' equity were decreases of CHF 4,158 million as of June 30, 2002 and CHF 5,165 million as of December 31, 2001.

OWN BONDS

Under Swiss GAAP, the Group's own bonds included in securities trading portfolio are recorded at fair value with changes in fair value recorded in net profit.

Under US GAAP, the purchase of own bonds is treated as a reduction of the debt outstanding. Any difference between the cost of repurchase and the carrying value of the liability is treated as an extraordinary gain or loss during the period. Any gain or loss on resale is treated as a premium or discount and amortized over the remaining term of the liability.

The Group has estimated that the differences between own bond transactions recognized under Swiss GAAP and own bond transactions that would have been recognized under US GAAP is not material to net profit or shareholders' equity.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

2 Differences between Swiss and US accounting principles -- for the six months ended June 30, 2002 and 2001 (continued)
n)  Foreign currency

Accounting for foreign currency is similar under Swiss and US GAAP. Specifically, each Group entity must choose and document a functional currency in which its financial statements will be prepared. Transactions denominated in currencies other than the functional currency are considered foreign currency transactions and result in gains and/or losses recognized in earnings. Foreign currency gains and losses related to trading activity are included in trading income. Foreign currency translation adjustments, resulting from consolidation of financial statements with different functional currencies, are recorded in equity.

For Swiss GAAP, the determination of the functional currency is generally the same as under US GAAP. Under Swiss GAAP, the local currency is normally assumed to be the functional currency. US GAAP has stricter guidelines and the determination of the functional currency is made based on evaluation of the primary economic environment in which the entity operates using specific salient economic indicators. This difference results in certain Group affiliates having different functional currencies for US GAAP than for Swiss GAAP and, consequently, different amounts of foreign currency gains and losses reported in the Group's consolidated net profit.

o)  Capitalization of software

Under Swiss GAAP, certain costs related to the acquisition and development of internal use computer software have been expensed as incurred. Beginning January 1, 2002, such costs are capitalized and depreciated over the estimated useful life of the software. This treatment is in line with the treatment under US GAAP.

The US GAAP adjustments attributable to capitalization of software were a decrease of CHF 134 million in the first half of 2002 compared to an increase of CHF 175 million in the first half of 2001. The US GAAP adjustments to shareholders' equity attributable to capitalization of software were an increase of CHF 562 million at June 30, 2002 and an increase of CHF 700 million at December 31, 2001.

p)  Winterthur purchase accounting

Under Swiss GAAP, the Group accounted for the merger of Credit Suisse Group and "Winterthur" Swiss Insurance Company using the pooling of interests method. The balance sheets and income statements of the companies were combined and no adjustments to carrying values of the assets and liabilities were made.

Under US GAAP, the business combination is accounted for under the purchase method of accounting with Credit Suisse Group as the acquirer. Under the purchase method, the acquirer reports the assets and liabilities of the acquired company at fair market value on the date of acquisition. Any excess of the fair market value of the consideration given over the fair market value of the net tangible assets acquired

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

2 Differences between Swiss and US accounting principles -- for the six months ended June 30, 2002 and 2001 (continued)
is allocated first to identifiable intangible assets based on their fair value, if determinable, with the remainder allocated to goodwill.

                                                              Shareholders'   Shareholders'   Net profit   Net profit
                                                                     equity          equity     6 months     6 months
in CHF m                                                           30.06.02        31.12.01         2002         2001
---------------------------------------------------------------------------------------------------------------------
Investments                                                          2,548           2,713         (609)      (1,543)
Life insurance                                                         236             148           96            2
Goodwill                                                             3,489           3,681         (191)        (268)
Retirement benefits                                                    164             164            0            0
Taxation                                                              (841)           (867)         156          408
---------------------------------------------------------------------------------------------------------------------
Total purchase accounting adjustments                                5,596           5,839         (548)      (1,401)
---------------------------------------------------------------------------------------------------------------------

Investments

Under purchase accounting, investments are restated to fair value at the date of acquisition. The unrealized gains and losses on available-for-sale securities existing before the date of acquisition are reclassified in shareholders' equity from net unrealized gains to retained earnings. The fair value at the date of acquisition becomes the new cost basis for the investments and the realized gains and losses on disposal of investments, depreciation on real estate and the unrealized gains and losses on available-for-sale securities are adjusted for the new cost basis.

Life insurance

DEFERRED POLICY ACQUISITION COSTS

Under purchase accounting, the deferred policy acquisition costs for life insurance existing at the date of acquisition are eliminated.

PRESENT VALUE OF FUTURE PROFITS

The Present Value of Future Profits (PVFP) is the present value of anticipated profits embedded in the life and health insurance in force at the date of the merger with "Winterthur" Swiss Insurance Company. Interest accrues on the unamortized PVFP based upon the policy liability rate or contract rate. The PVFP asset is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for participating traditional life products and non-traditional life products, respectively, and over the premium paying period in proportion to premiums for other traditional life products.

Any PVFP from previous acquisitions by Winterthur existing at the date of acquisition is eliminated.

TECHNICAL PROVISIONS

Under purchase accounting, life insurance technical provisions are revalued at the date of acquisition, using current assumptions at such date.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

2 Differences between Swiss and US accounting principles -- for the six months ended June 30, 2002 and 2001 (continued)
Goodwill

The excess of consideration paid of CHF 14,600 million for Winterthur over the fair value of the net tangible assets received has been recorded as goodwill which is subject to an annual impairment test.

A decrease of CHF 191 million has been recorded as goodwill adjustments in the first half of 2002. This is related to the disposals of our insurance operations in France and Austria.

Retirement benefits

Under purchase accounting, the projected benefit obligation and fair value of plan assets are remeasured at the date of acquisition.

Taxation

This adjustment represents the tax effect of the purchase accounting adjustments that result in temporary differences.

3a  Reconciliation of Swiss GAAP and US GAAP net profit

                                                                 References    6 months    6 months
in CHF m                                                      are to note 2        2002        2001
---------------------------------------------------------------------------------------------------
Swiss GAAP net (loss)/profit before minority interests                             (227)      2,847
Swiss GAAP minority interests                                                        16        (131)
---------------------------------------------------------------------------------------------------
Swiss GAAP net (loss)/profit                                                       (211)      2,716
---------------------------------------------------------------------------------------------------
Adjustments in respect of
Debt and equity securities                                          (a)            (107)       (182)
Consolidation                                                       (b)            (119)        (94)
Transfer of financial assets                                        (c)            (109)        (64)
Real estate                                                         (d)               1           8
General provisions                                                  (e)              (6)         67
Business combinations                                               (f)             496        (458)
Share-based compensation                                            (g)             (32)        (75)
Pension plans                                                       (h)             207         120
Taxation                                                            (i)             812         (70)
Loans                                                               (j)             (37)          6
Leasing                                                             (k)              50          18
Derivatives                                                         (l)            (309)        889
Own shares and own bonds                                            (m)             640         (55)
Foreign currency                                                    (n)             (23)         27
Capitalization of software                                          (o)            (134)        175
Winterthur purchase accounting                                      (p)            (548)     (1,401)
---------------------------------------------------------------------------------------------------
Total adjustments                                                                   782      (1,089)
---------------------------------------------------------------------------------------------------
US GAAP net profit                                                                  571       1,627
---------------------------------------------------------------------------------------------------
US GAAP minority interests                                                           18        (123)
---------------------------------------------------------------------------------------------------
US GAAP net profit before minority interests                                        553       1,750
---------------------------------------------------------------------------------------------------

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

3b  Reconciliation of Swiss GAAP and US GAAP shareholders' equity

                                                              References
                                                                  are to
in CHF m                                                          note 2   30.06.02   31.12.01
----------------------------------------------------------------------------------------------
Swiss GAAP shareholders' equity before minority interests                    36,458     38,921
Swiss GAAP minority interests                                                (2,892)    (3,121)
----------------------------------------------------------------------------------------------
Swiss GAAP shareholders' equity                                              33,566     35,800
----------------------------------------------------------------------------------------------
Adjustments in respect of
Debt and equity securities                                           (a)      1,678      2,478
Consolidation                                                        (b)        (76)        20
Transfer of financial assets                                         (c)       (125)       (29)
Real estate                                                          (d)          2          1
General provisions                                                   (e)        163        169
Business combinations                                                (f)      1,378        976
Share-based compensation                                             (g)      2,430      3,421
Pension plans                                                        (h)        149        (65)
Taxation                                                             (i)      1,203        472
Loans                                                                (j)        236        274
Leasing                                                              (k)         22        (28)
Derivatives                                                          (l)       (162)        33
Own shares and own bonds                                             (m)     (4,158)    (5,165)
Foreign currency                                                     (n)          0          0
Capitalization of software                                           (o)        562        700
Winterthur purchase accounting                                       (p)      5,596      5,839
----------------------------------------------------------------------------------------------
Total adjustments                                                             8,898      9,096
----------------------------------------------------------------------------------------------
US GAAP shareholders' equity                                                 42,464     44,896
----------------------------------------------------------------------------------------------
US GAAP minority interests                                                   (2,919)    (3,155)
----------------------------------------------------------------------------------------------
US GAAP shareholders' equity before minority interests                       45,383     48,051
----------------------------------------------------------------------------------------------

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

4a  Condensed consolidated statements of income

The following are condensed consolidated statements of income for the six months ended June 30, 2002 and 2001. In the following table US GAAP amounts reflect adjustments for the valuation and income recognition differences as described in note 2 and presentation differences described in note 46.3 of the audited consolidated financial statements beginning on page F-1 of this Form 6-K. Swiss GAAP has been reformatted to reflect US GAAP presentation.

                                                                                          Swiss GAAP     Swiss GAAP
                                                              US GAAP        US GAAP     reformatted    reformatted
                                                             6 months       6 months        6 months       6 months
in CHF m                                                         2002           2001            2002           2001
-------------------------------------------------------------------------------------------------------------------
Interest income                                                16,492         25,105          16,537         25,743
Commissions and fees                                            9,245         10,235           9,301         10,239
Trading revenue                                                 1,377          5,724           1,438          5,437
Realized gains/(losses) from sales of investments, net         (2,572)            49          (2,067)         1,625
Insurance premiums                                             15,427         15,083          15,427         15,083
Other revenue                                                   2,252          2,990           1,935          1,855
-------------------------------------------------------------------------------------------------------------------
Total revenue                                                  42,221         59,186          42,571         59,982
-------------------------------------------------------------------------------------------------------------------
Interest expense                                               10,840         20,489          10,774         20,294
-------------------------------------------------------------------------------------------------------------------
Revenues, net of interest expense                              31,381         38,697          31,797         39,688
-------------------------------------------------------------------------------------------------------------------
Provision for credit losses                                       844            237             853            405
Policyholder benefits and claims                               14,101         13,736          14,165         13,790
-------------------------------------------------------------------------------------------------------------------
Total provisions for benefits, claims and credit
  losses                                                       14,945         13,973          15,018         14,195
-------------------------------------------------------------------------------------------------------------------
Insurance underwriting and acquisition expenses                 2,023          2,223           1,982          2,093
Dividends to policyholders                                       (827)           808            (787)           886
Salaries and employee benefits                                  9,177         11,957           9,611         11,956
Premises and equipment expenses, net                            1,881          1,992           1,886          1,929
Restructuring charges                                              13             43              13             36
Other expenses                                                  4,212          5,607           3,840          4,896
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                                       16,479         22,630          16,545         21,796
-------------------------------------------------------------------------------------------------------------------
(Loss)/profit before taxes, extraordinary items,
  cumulative effect of changes in accounting
  principles and minority interests                               (43)         2,094             234          3,697
-------------------------------------------------------------------------------------------------------------------
Income taxes                                                     (538)           492             461            851
-------------------------------------------------------------------------------------------------------------------
Profit/(loss) before extraordinary items, cumulative
  effect of changes in accounting principles and
  minority interests                                              495          1,602            (227)         2,846
-------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                                0              1               0              1
Cumulative effect of changes in accounting principles              58            147               0              0
-------------------------------------------------------------------------------------------------------------------
Net profit/(loss) before minority interests                       553          1,750            (227)         2,847
Minority interests                                                (18)           123             (16)           131
-------------------------------------------------------------------------------------------------------------------
Net profit/(loss)                                                 571          1,627            (211)         2,716
-------------------------------------------------------------------------------------------------------------------

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

4b  Condensed consolidated balance sheets

The following are condensed consolidated balance sheets of the Group at June 30, 2002 and December 31, 2001. In the following table US GAAP amounts reflect adjustments for the valuation and income recognition differences as described in note 2 and the presentation differences described in note 46.3 of the audited consolidated financial statements beginning on page F-1 of this Form 6-K. Swiss GAAP has been reformatted to reflect US GAAP presentation.

                                                                                       Swiss GAAP    Swiss GAAP
                                                                US GAAP      US GAAP  reformatted   reformatted
in CHF m                                                       30.06.02     31.12.01     30.06.02      31.12.01
---------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                        20,985        9,524       20,950         9,361
Interest-bearing deposits with banks                             35,723       34,055       29,055        28,176
Brokerage receivables                                            29,485       33,863       35,068        35,601
Investment securities 1)                                        120,189      130,217      120,678       130,012
Trading account assets                                          161,569      180,707      134,091       150,797
Encumbered assets                                               157,839      141,632      157,839       141,632
Real estate held for investment                                  10,131       10,395        7,708         7,938
Federal funds sold, securities purchased under resale
  agreements,
  and securities borrowing transactions                         265,502      298,810      209,486       230,604
Loans, net of allowance for credit losses 2)                    174,746      173,534      171,446       169,998
Tangible fixed assets                                             9,740       10,133        8,427         9,027
Premiums and insurance balances receivable, net                   7,819        8,024        7,815         8,021
Reinsurance recoverables                                          3,821        4,509        3,821         4,509
Goodwill                                                         18,301       17,997       12,000        13,664
Present value of future profits                                   4,540        4,749        2,186         2,335
Deferred policy acquisition costs                                 5,470        4,237        6,924         5,662
Other assets                                                     44,877       58,067       45,840        59,429
Assets held for separate accounts                                13,760       14,519       13,760        14,519
---------------------------------------------------------------------------------------------------------------
Total assets                                                  1,084,497    1,134,972      987,094     1,021,285
---------------------------------------------------------------------------------------------------------------

1) Including venture capital of CHF 13,591 million and CHF 13,985 million for US GAAP in 2002 and 2001, respectively, and CHF 13,956 million and CHF
    14,457 million for Swiss GAAP reformatted for 2002 and 2001, respectively.

2)  Net of allowance for credit losses of CHF 7,829 million and CHF
     9,245 million for US GAAP in 2002 and 2001, respectively, and CHF
    7,840 million and CHF 9,234 million for Swiss GAAP reformatted in 2002 and 2001, respectively.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

                                                                                        Swiss GAAP    Swiss GAAP
                                                                US GAAP      US GAAP   reformatted   reformatted
in CHF m                                                       30.06.02     31.12.01      30.06.02      31.12.01
----------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Deposits                                                        261,244     270,690       260,777       269,076
Short-term borrowings                                            14,133      24,957        14,135        27,397
Brokerage payables                                               33,815      44,013        36,826        38,073
Trading account liabilities                                     184,452     161,997       170,080       154,100
Insurance policy and claims reserves                            102,392     100,946       102,058       100,555
Provision for dividends to policyholders                          4,052       5,917         3,886         5,782
Provision for unearned premiums                                   8,783       6,914         8,783         6,914
Policyholder funds                                               14,673      15,028        14,667        15,021
Federal funds purchased, securities sold under repurchase
  agreements, and securities lending transactions               236,606     276,621       191,293       209,019
Other liabilities                                                55,426      62,149        37,262        52,215
Long-term debt                                                  109,625     102,591        96,956        89,114
Liabilities held for separate accounts                           13,913      15,098        13,913        15,098
----------------------------------------------------------------------------------------------------------------
Total liabilities                                             1,039,114   1,086,921       950,636       982,364
----------------------------------------------------------------------------------------------------------------
Minority interests                                                2,919       3,155         2,892         3,121
----------------------------------------------------------------------------------------------------------------
Common shares                                                     3,591       3,590         3,591         3,590
Additional paid in capital                                       24,388      25,490        19,931        19,886
Common shares in treasury, at cost                               (5,281)     (5,602)            0             0
Retained earnings                                                18,925      19,612        10,803         9,198
Accumulated other comprehensive income                              270       2,493          (548)        1,539
Net income after minority interests                                 571        (687)         (211)        1,587
----------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                       42,464      44,896        33,566        35,800
----------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                    1,084,497   1,134,972       987,094     1,021,285
----------------------------------------------------------------------------------------------------------------

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

5 Earnings per share

                                                                   6 months         6 months
                                                                       2002             2001
--------------------------------------------------------------------------------------------
Net (loss)/profit available for common shares (in CHF m)
Swiss GAAP--basic                                                      (211)          2,716
Interest on convertible debt                                              1               1
--------------------------------------------------------------------------------------------
Swiss GAAP--diluted                                                    (210)          2,717
--------------------------------------------------------------------------------------------
US GAAP--basic                                                          571           1,627
Interest on convertible debt                                              0               0
--------------------------------------------------------------------------------------------
US GAAP--diluted                                                        571           1,627
--------------------------------------------------------------------------------------------
Weighted-average number of shares outstanding
Swiss GAAP--basic                                             1,189,147,860   1,198,959,740
Potential dilutive common shares
  Contingent issuable stock                                               0         132,594
Incremental shares from assumed conversions
  Convertible bonds                                                 616,805         815,108
  Share options                                                   5,740,345      10,338,615
--------------------------------------------------------------------------------------------
Potential dilutive common shares                                  6,357,150      11,286,317
--------------------------------------------------------------------------------------------
Swiss GAAP--diluted                                           1,195,505,010   1,210,246,057
--------------------------------------------------------------------------------------------
US GAAP--basic 1)                                             1,117,857,440   1,090,726,679
Potential dilutive common shares
  Contingent issuable stock                                      56,198,604      61,832,167
Incremental shares from assumed conversions
  Convertible bonds                                                 616,805         815,108
  Share options                                                   5,614,388       9,700,316
--------------------------------------------------------------------------------------------
Potential dilutive common shares                                 62,429,797      72,347,591
--------------------------------------------------------------------------------------------
US GAAP--diluted                                              1,180,287,237   1,163,074,270
--------------------------------------------------------------------------------------------
Earnings per share (in CHF)
Swiss GAAP--basic
Earnings before extraordinary items                                   (0.27)           2.25
Extraordinary items                                                    0.09            0.02
--------------------------------------------------------------------------------------------
Net earnings per share--basic                                         (0.18)           2.27
--------------------------------------------------------------------------------------------
Swiss GAAP--diluted
Earnings before extraordinary items                                   (0.26)           2.23
Extraordinary items                                                    0.08            0.01
--------------------------------------------------------------------------------------------
Net earnings per share--diluted                                       (0.18)           2.24
--------------------------------------------------------------------------------------------
US GAAP basic
Earnings before extraordinary items                                    0.46            1.36
Effect of cumulative change in accounting principles                   0.05            0.13
Extraordinary items                                                    0.00            0.00
--------------------------------------------------------------------------------------------
US GAAP--basic                                                         0.51            1.49
--------------------------------------------------------------------------------------------
US GAAP diluted
Earnings before extraordinary items                                    0.43            1.27
Effect of cumulative change in accounting principles                   0.05            0.13
Extraordinary items                                                    0.00            0.00
--------------------------------------------------------------------------------------------
US GAAP--diluted                                                       0.48            1.40
--------------------------------------------------------------------------------------------

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001.

1) Own shares are deducted in the computation of the weighted-average number of shares outstanding.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

6  Consolidated cash flows

The following table of consolidated cash flows was prepared based on changes in the Swiss GAAP balance sheet amounts presented in the categories specified by US GAAP.

                                                                   6 months         6 months
in CHF m                                                               2002             2001
--------------------------------------------------------------------------------------------
Cash flows from operating activities
Net (loss)/profit                                                      (211)          2,716
Adjustments to reconcile net profit/(loss) to net cash from
  operating activities
Depreciation and amortization                                         1,779           1,802
Provision for losses                                                    876             601
Provision for deferred taxes                                           (745)            568
Other provisions                                                       (700)           (458)
Change in technical provisions for the insurance business             3,385           6,817
Loss/(gain) from investing activities, net                            2,150          (1,621)
Equity in earnings of non-consolidated participations                   (62)             (7)
Gain from disposal of non-consolidated participations, net              (59)             (4)
Change in minority interests                                           (131)            241
Receivables from the insurance business                                 148          (2,543)
Payables from the insurance business                                   (509)          1,460
Securities and precious metals trading positions                    (23,894)        (30,987)
Deferred policy acquisition costs                                    (1,078)           (526)
(Increase)/decrease in accrued income and other assets               (2,640)          2,403
Increase/(decrease) in accrued expenses and other
  liabilities                                                         2,188          (9,726)
Amortization of premiums/(accretion) of discounts, net                  193            (173)
--------------------------------------------------------------------------------------------
Total adjustments                                                   (19,099)        (32,153)
--------------------------------------------------------------------------------------------
Net cash used in operating activities                               (19,310)        (29,437)
--------------------------------------------------------------------------------------------
Cash flows from investing activities
Decrease in money market papers                                         915           4,699
(Increase)/decrease in due from banks                               (19,253)         16,873
(Increase)/decrease in due from customers/mortgages                   5,626         (35,112)
Investments in subsidiaries and participations                         (234)           (551)
Disposal of subsidiaries and participations                             378             225
Purchase of investments                                             (63,086)        (56,730)
Maturities of investments                                             3,345           6,198
Disposal of investments                                              55,496          45,994
Capital expenditures on tangible and intangible assets                 (663)         (1,074)
Disposal of tangible and intangible assets                               91             608
Other, net                                                              (92)            (68)
--------------------------------------------------------------------------------------------
Net cash used in investing activities                               (17,477)        (18,938)
--------------------------------------------------------------------------------------------

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

                                                                6 months    6 months
in CHF m                                                            2002        2001
------------------------------------------------------------------------------------
Cash flows from financing activities
Decrease in money market papers issued                            (1,022)     (3,069)
Increase in due to banks                                           6,905      14,763
Increase in due to customers                                      13,010      36,393
Issuance of medium-term notes and bonds                           28,554       3,412
Repayments of medium-term notes and bonds                        (13,295)     (2,542)
Deposits to policyowner account balances                           1,578       1,008
Withdrawals from policyowner account balances                     (1,164)     (1,061)
Increase from issuance / retirement of common shares               4,042          70
Dividends paid (including minority interests)                       (127)       (144)
Other, net                                                            75         (18)
------------------------------------------------------------------------------------
Net cash provided by financing activities                         38,556      48,812
------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                             (218)          7
------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                          1,551         444
------------------------------------------------------------------------------------
Cash and other liquid assets at beginning of financial year        3,092       2,928
------------------------------------------------------------------------------------
Cash and other liquid assets at end of the period                  4,643       3,372
------------------------------------------------------------------------------------

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

7  US GAAP consolidated changes in shareholders' equity

The following table for the changes in shareholders' equity is in accordance with US GAAP.

                                                                                             Accumulated       Common
                                                 Common            Additional                      other    shares in
                                                 shares   Common      paid in   Retained   comprehensive    treasury,
in CHF m (except number of shares)       outstanding 1)   shares   capital 2)   earnings       income 3)   at cost 4)     Total
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000             1,103,882,156     6,009       25,497     19,439           6,236       (7,275)   49,906
-------------------------------------------------------------------------------------------------------------------------------
Net profit                                          --        --           --      1,627              --           --     1,627
Other comprehensive income, net of tax              --        --           --         --            (581)          --      (581)
Issuance of common shares                    1,847,328         9           60         --              --           --        69
Share-based compensation                            --        --          147         --              --           --       147
Accrual for earned share compensation               --        --          944         --              --           --       944
Release of treasury shares for share
  compensation                              22,035,769        --       (1,670)        --              --        1,670         0
Sale of treasury shares                    120,383,439        --          228         --              --        9,337     9,565
Repurchase of treasury shares             (150,869,392)       --          (69)        --              --      (11,655)  (11,724)
Dividend on treasury shares                         --        --           --        (14)             --           --       (14)
-------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2001                 1,097,279,300     6,018       25,137     21,052           5,655       (7,923)   49,939
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001             1,120,723,235     3,590       25,490     18,925           2,493       (5,602)   44,896
-------------------------------------------------------------------------------------------------------------------------------
Net profit                                          --        --           --        571              --           --       571
Other comprehensive income, net of tax              --        --           --         --          (2,223)          --    (2,223)
Issuance of common shares                      440,073         1           14         --              --           --        15
Share-based compensation                            --        --           21         --              --           --        21
Accrual for earned share compensation               --        --          632         --              --           --       632
Release of treasury shares for share
  compensation                              21,081,221        --       (1,592)        --              --        1,592         0
Sale of treasury shares                      3,004,662        --         (163)        --              --          124       (39)
Repurchase of treasury shares              (19,768,000)       --            0         --              --       (1,395)   (1,395)
Net premium/discount on treasury share
  and own share derivative activity                 --        --          (14)        --              --           --       (14)
-------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2002                 1,125,481,191     3,591       24,388     19,496             270       (5,281)   42,464
-------------------------------------------------------------------------------------------------------------------------------

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001.

1)  At par value CHF 3 each, fully paid.

2) Balances include the accrued cost for shares to be delivered under the share award plans. The cost attributable to share award plans at June 30, 2002 and 2001 amounted to CHF 2,292 million and CHF 2,578 million, respectively.

3) Unrealized investment gains and losses have been reduced to the extent that there is a legal or contractual obligation to pass those gains and losses to policyholders when recognized. As a result, unrealized gains and losses have been reduced by CHF 506 m and CHF 11 in 2002 and 2001, respectively.

4) Comprising 71,568,693 and 106,319,988 treasury shares at June 30, 2002 and 2001, respectively. In addition to the treasury shares, a maximum of
    229,611,840 and 191,718,152 unissued shares (conditional and authorized capital) at June 30, 2002 and 2001, respectively, were available for issuance without the approval of the shareholders.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

8  US GAAP accumulated other comprehensive income

The following table of accumulated other comprehensive income is in accordance with US GAAP.

                                           Foreign       Unrealized       Unrealized      Minimum     Accumulated
                                          currency   gains/(losses)   gains/(losses)      pension           other
                                       translation               on          on cash    liability   comprehensive   Comprehensive
in CHF m                               adjustments       securities      flow hedges   adjustment          income          income
---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 2000                       347           5,890                0             (1)         6,236
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                     --              --               --             --             --           1,627
Other comprehensive income, net of
  tax:
Foreign currency translation
  adjustments                               1,517              --               --             --          1,517              --
Unrealized gains/(losses) on
  securities:
Unrealized holding gains/(losses)
  arising during period, net of tax
  of CHF 112 m                                 --          (1,304)              --             --         (1,304)             --
Reclassification adjustment for
  (gains)/losses included in net
  income, net of tax of CHF 58 m               --            (711)              --             --           (711)             --
Unrealized gains/(losses) on cash
  flow hedges:
Unrealized holding gains/(losses)
  arising during periods, net of tax
  of CHF 1 m                                   --              --              (60)            --            (60)             --
Reclassification adjustment for
  (gains)/losses included in net
  income, net of tax of CHF 0 m                --              --                0             --              0              --
Cumulative effect of changes in
  accounting principles, net of tax 0
  m                                            --              --              (23)            --            (23)             --
---------------------------------------------------------------------------------------------------------------------------------
Changes in other comprehensive income       1,517          (2,015)             (83)             0           (581)           (581)
---------------------------------------------------------------------------------------------------------------------------------
As of June 30, 2001                         1,864           3,875              (83)            (1)         5,655              --
---------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income for the
  six months ended June 30, 2001               --              --               --             --             --           1,046

---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 2001                       299           2,508              (98)          (216)         2,493
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                     --              --               --             --             --             571
Other comprehensive income, net of
  tax:
Foreign currency translation
  adjustments                              (1,598)             --               --             --         (1,598)             --
Unrealized gains/(losses) on
  securities:
Unrealized holding gains/(losses)
  arising during period, net of tax
  of CHF 999 m                                 --          (2,024)              --             --         (2,024)             --
Reclassification adjustment for
  (gains)/losses included in net
  income, net of tax of CHF (956) m            --           1,404               --             --          1,404              --
Unrealized gains/(losses) on cash
  flow hedges:
Unrealized holding gains/(losses)
  arising during period, net of tax
  of CHF 0 m                                   --              --              (25)            --            (25)             --
Reclassification adjustment for
  (gains)/losses included in net
  income, net of tax of CHF 0 m                --              --               34             --             34              --
Cumulative effect of changes in
  accounting principles, net of tax 0
  m                                            --              --                0                             0              --
Minimum pension liability adjustment,
  net of tax of CHF 8 m                        --              --               --            (14)           (14)             --
---------------------------------------------------------------------------------------------------------------------------------
Changes in other comprehensive income      (1,598)           (620)               9            (14)        (2,223)         (2,223)
---------------------------------------------------------------------------------------------------------------------------------
As of June 30, 2002                        (1,299)          1,888              (89)          (230)           270              --
---------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income for the
  six months ended June 30, 2002               --              --               --             --             --          (1,652)
---------------------------------------------------------------------------------------------------------------------------------

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

9  Recently issued US accounting standards

Accounting for business combinations, goodwill and other intangible assets

In July 2001, the FASB issued SFAS No. 141, Business Combinations (SFAS
No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142).

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. The use of the pooling of interests is prohibited. This statement is effective for business combinations initiated after June 30, 2001 and for purchase method of accounting business combinations completed after June 30, 2001. In addition, SFAS 141 requires certain intangible assets to be recognized apart from goodwill and sets forth specific criteria relating to the recognition of intangible assets acquired in business combinations.

SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. Accordingly, amortization of goodwill and intangible assets with indefinite lives, including goodwill recorded in prior business combinations, has ceased upon adoption of SFAS No. 142. Other intangible assets with finite lives will continue to be amortized over their assigned useful lives. For the Group and other calendar year companies, this statement is effective for financial years beginning after December 15, 2001.

Effective July 1, 2001, the Group adopted the provisions of SFAS 141 and certain provisions of SFAS 142 as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. Effective
January 1, 2002, the Group adopted the remaining provisions of SFAS 142.

The Group completed the required transitional impairment test of goodwill and indefinite life intangible assets as of January 1, 2002, and determined that there was no impairment to goodwill or intangible assets and no effect on the Group's consolidated financial condition or results of operations as of January 1, 2002. Additionally, upon adoption, the Group reclassified certain intangible assets as follows: CHF 1,946 million from finite life intangibles to goodwill and CHF 71 million from goodwill to finite life intangibles. See below for more information on goodwill and identifiable intangible assets.

The following table presents the net profit and earnings per share for the first six months of 2002 and 2001 and the full years 2001, 2000 and 1999 adjusted to exclude amortization expense (net of taxes)

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited) related to goodwill which is no longer amortized. For the periods presented there was no amortization of indefinite life intangible assets which, under SFAS No. 142, are no longer amortized.

                                                           6 months   6 months   Full year   Full year   Full year
in CHF m, except per share amounts                             2002       2001        2001        2000        1999
------------------------------------------------------------------------------------------------------------------
Net profit/(loss)
  Reported net profit/(loss) under US GAAP                      571      1,627        (687)      4,487       2,775
  Goodwill amortization                                           0        796       1,587         671         433
------------------------------------------------------------------------------------------------------------------
  Adjusted net profit under US GAAP                             571      2,423         900       5,158       3,208
------------------------------------------------------------------------------------------------------------------

Basic earnings per share
  Reported basic earnings per share                            0.51       1.49       (0.62)       4.27        2.67
  Goodwill amortization                                        0.00       0.73        1.44        0.64        0.42
------------------------------------------------------------------------------------------------------------------
  Adjusted basic earnings per share                            0.51       2.22        0.82        4.91        3.09
------------------------------------------------------------------------------------------------------------------

Diluted earnings per share
  Reported diluted earnings per share                          0.48       1.40       (0.59)       4.12        2.58
  Goodwill amortization                                        0.00       0.68        1.36        0.62        0.40
------------------------------------------------------------------------------------------------------------------
  Adjusted diluted earnings per share                          0.48       2.08        0.77        4.74        2.98
------------------------------------------------------------------------------------------------------------------

During the first six months of 2002, a goodwill write-off of CHF 220 million was recorded in connection with the disposal of CSFBDIRECT and Autranet, Inc. A
CHF 191 million write-off resulted from the disposals of our insurance operations in France and Austria. The Group recorded goodwill of CHF 110 million during the first half of 2002 in connection with CSFB's acquisition of HOLT Value Associates LP, a provider of independent research and valuation services to asset managers based in Chicago, and other acquisitions.

The changes in goodwill during the first six months of 2002 were as follows:

                                                                                Goodwill
                                                                   Goodwill    disposed/
                                                                   acquired     impaired
                                                    Balance at   during the   during the                  Balance at
in CHF m                                       January 1, 2002       period       period   Other 1)    June 30, 2002
--------------------------------------------------------------------------------------------------------------------
Private Banking                                           582             1            0       (21)             562
Corporate & Retail Banking                                182            14            0        (1)             195
Life & Pensions                                         2,216             1          (17)       (8)           2,192
Insurance                                               2,540            36         (174)      (12)           2,390
Investment Banking                                     13,478            58         (220)   (1,302)          12,014
CSFB Financial Services                                   874             0            0        74              948
--------------------------------------------------------------------------------------------------------------------
Total                                                  19,872           110         (411)   (1,270)          18,301
--------------------------------------------------------------------------------------------------------------------

1) Includes foreign exchange impact on non-CHF denominated goodwill and other reclassifications.

At June 30, 2002, CHF 6 million of the Group's acquired intangible assets were considered to be indefinite life and not subject to amortization. All other acquired intangible assets are subject to amortization. During the first six months of 2002, the Group recorded CHF 80 million of intangible

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited) assets with amortization periods from three to six years. The components of intangible assets were as follows:

                                                30.06.02                                       31.12.01
                              --------------------------------------------   --------------------------------------------
                              Gross carrying    Accumulated   Net carrying   Gross carrying    Accumulated   Net carrying
in CHF m                              amount   amortization         amount           amount   amortization         amount
-------------------------------------------------------------------------------------------------------------------------
Present value of future
  profits                             5,900          1,360          4,540            5,904          1,155          4,749
Capitalization of software            3,833          1,441          2,392            3,886            997          2,889
Trade names / Trademarks              1,379            145          1,234            1,650            136          1,514
Client relationships                    362             44            318            3,137            196          2,941
Other                                   196             88            108            1,130            271            859
-------------------------------------------------------------------------------------------------------------------------
Total amortizing intangible
  assets                             11,670          3,078          8,592           15,707          2,755         12,952
Indefinite life intangible
  assets                                                                6                                              6
-------------------------------------------------------------------------------------------------------------------------
Total intangible assets                                             8,598                                         12,958
-------------------------------------------------------------------------------------------------------------------------

Intangible assets amortization expense was CHF 646 million and CHF 791 million for the six months ended June 30, 2002 and 2001, respectively. Intangible assets amortization expense is estimated to be CHF 717 million for the remainder of 2002, CHF 1,295 million in 2003, CHF 1,164 million in 2004, CHF 889 million in 2005, CHF 494 million in 2006, and CHF 474 million in 2007.

Accounting for the impairment or disposal of long-lived assets

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144).

SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of (SFAS 121), and the accounting and reporting provisions of APB opinion No. 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (APB
30). This statement also amends ARB 51, Consolidated Financial Statements (ARB
51), to eliminate the exception to consolidation for a temporarily controlled subsidiary.

SFAS No. 144 requires all long-lived assets to be disposed of and discontinued operations to be measured at the lower of the carrying amount or fair value less costs to sell. SFAS No. 144 establishes additional criteria for determining when a long-lived asset is held-for-sale. It also broadens the definition of discontinued operations but does not allow for the accrual of future operating losses, as was previously permitted.

The Group adopted SFAS No. 144 on January 1, 2002. The provisions of the new standard are generally to be applied prospectively. There was no impact on the Group's consolidated financial condition or results of operations as a result of adopting SFAS No. 144.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

Future Application of Accounting Standards

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements
No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS No. 145). SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt (SFAS No. 4), and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements (SFAS No. 64). This statement amends SFAS No. 13, Accounting for Leases (SFAS
No. 13), to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The statement is effective for fiscal years beginning after May 15, 2002. Management believes that the adoption of SFAS 145 will not have a significant impact on the Group's consolidated financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS No. 146), which requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. In addition, SFAS No. 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with restructuring, a discontinued operation, plant closing, or other exit or disposal activity. The statement is effective for exit or disposal activities initiated after December 31, 2002. The Group believes that the adoption of SFAS 146 will not have a significant impact on the Group's consolidated financial condition or results of operations.

10  Income taxes

The Group is incorporated in Switzerland and operates in various countries with differing tax laws and rates. A substantial amount of the Group's income before taxes and related taxes are generated outside of Switzerland. Consequently, the effective tax rate may vary from period to period to reflect the generation of taxable income in tax jurisdictions.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

A reconciliation of taxes computed at the statutory rate of 25% to the actual taxes is shown in the following table based on Swiss GAAP.

                                                  6 months 2002   6 months 2002   12 months 2001   12 months 2001
                                                       in CHF m            in %         in CHF m             in %
-----------------------------------------------------------------------------------------------------------------
Statutory tax/tax rate                                     (69)           25.0             (575)            25.0
Increase/(decrease) in taxes resulting from
  effects of different tax rates                            68           (24.5)             681            (29.6)
Net operating losses (NOL) for which no deferred
  tax
  asset is recognized                                     (933)          337.1             (846)            36.8
Utilization of NOL                                          38           (13.8)             181             (7.9)
Changes in deferred tax valuation allowance                182           (65.8)             (64)             2.8
Lower taxed income                                         311          (112.4)             487            (21.2)
Non deductible expenses, allowances and
  deductions                                              (436)          157.7             (616)            26.8
Other                                                      336          (121.4)             266            (11.6)
-----------------------------------------------------------------------------------------------------------------
Effective tax/tax rate                                    (503)          181.9             (486)            21.1
-----------------------------------------------------------------------------------------------------------------

At June 30, 2002 and December 31, 2001, deferred tax assets based on Swiss GAAP totaled CHF 5,894 million and CHF 6,910 million, respectively, while deferred tax liabilities based on Swiss GAAP totaled CHF 5,037 million and CHF 5,740 million at June 30, 2002 and December 31, 2001, respectively.

The gross deferred tax assets in accordance with US GAAP were CHF 12,398 million at June 30, 2002 and CHF 10,256 million at December 31, 2001. The valuation allowance in accordance with US GAAP was CHF 1,579 million at June 30, 2002 and CHF 1,400 million at December 31, 2001. The valuation allowance on the deferred tax assets on net operating losses from the Investment Banking segment increased. The valuation allowance for our insurance businesses remained unchanged. As a result, the total deferred tax assets net of valuation allowance were CHF 10,819 million at June 30, 2002. Total deferred tax liabilities were CHF 9,035 million and net deferred tax assets were CHF 1,784 million at June 30, 2002.

11  Derivatives financial information

In the first half of 2002, Winterthur significantly increased the amount of derivatives held compared to previous periods. This was primarily due to the put options entered into in early June 2002 linked to equity market indices in an effort to partially hedge the exposure to the equity markets for equity securities held as available-for-sale, which were significantly impacted by the decline in the equity markets worldwide.

These hedges are considered to be economic hedges but do not qualify for hedge accounting under SFAS No. 133. Therefore, the hedged securities are accounted for as available-for-sale while the derivatives are marked to market with the gain/loss recognized through the income statement. This accounting treatment is expected to result in a temporary mismatch between economic gain/loss and reported investment result.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

12  Litigation

Certain significant legal proceedings and matters have been previously disclosed in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and in other reports furnished to the SEC on Form 6-K. The following is an update of such proceedings.

World War II Settlement

Several post-settlement disputes have arisen regarding the implementation of the settlement, including a dispute that involves an assertion, contested by us and the other Swiss bank, that they owe approximately USD 4.8 million in additional interest because of an alleged shortfall of interest payments on the Escrow Fund. In addition, while the Group has received certain contributions from other Swiss companies that did not participate in the litigation, it no longer expects to receive significant additional contributions. On July 11, 2002, the Winters/Schenker case against Life & Pensions was dismissed for lack of personal jurisdiction.

Litigation Relating to South Africa

A purported class action claim has been filed in the United States District Court for the Southern District of New York against us and two other banks alleging that the defendants are liable under international law by virtue of their business in South Africa during the apartheid era prior to 1995. Similar suits have been filed against other companies, and the suits are being consolidated. The Group believes it has meritorious dispositive motions, which are due to be filed in the fall of this year.

IPO Allocation-related Litigation and Inquiries

IN RE INITIAL PUBLIC OFFERING ANTITRUST LITIGATION

On May 24, 2002, Credit Suisse First Boston Corporation, or CSFB Corp., moved to dismiss the amended complaint filed in the US District Court for the Southern District of New York alleging violations of the federal and state antitrust laws in connection with alleged initial public offering, or IPO, allocation practices.

IN RE INITIAL PUBLIC OFFERING SECURITIES LITIGATION

On July 1, 2002, CSFB Corp., Donaldson, Lufkin & Jenrette Securities Corporation and several other investment banks moved to dismiss the consolidated amended class action complaints filed in the US District Court for the Southern District of New York in connection with alleged IPO allocation practices.

MDCM HOLDINGS, INC. LITIGATION

On June 25, 2002, the Court denied CSFB Corp.'s motion to dismiss the amended complaint in the action pending in the US District Court for the Southern District of New York brought by a putative class of issuers in IPOs in which CSFB Corp. acted as lead manager.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

INQUIRIES

CSFB Corp. has received requests for information from a US Congressional committee and the National Association of Securities Dealers Inc., as well as a subpoena from the Secretary of the Commonwealth of Massachusetts Securities Division, as part of their investigations into the practice known as "spinning," in connection with the allocation of IPOs. We are cooperating fully with these inquiries.

Securities and Exchange Board of India Interim Order

On June 13, 2002, the Securities and Exchange Board of India, or SEBI, suspended the stockbroker registration of CSFB India for two years, with the term of the suspension beginning to run on April 18, 2001.

Enron-related Litigation and Inquiries

NEWPOWER HOLDINGS, INC. LITIGATION

On July 31, 2002, plaintiffs filed a consolidated complaint alleging violations of the federal securities laws due to alleged material misrepresentations in, and omissions of material fact from, the registration statement and prospectus issued in connection with NewPower's October 5, 2000 IPO, and for alleged misrepresentations and omissions regarding NewPower after the IPO. One former CSFB employee, who was a director of NewPower, is also named as a defendant in the consolidated complaint.

TITTLE V. ENRON CORP., ET AL.

On May 8, 2002, CSFB Corp. moved to dismiss this matter.

NEWBY V. ENRON CORP., ET AL.

On May 8, 2002, CSFB Corp. moved to dismiss the consolidated putative class action complaint in this matter.

THE RETIREMENT SYSTEMS OF ALABAMA V. MERRILL LYNCH & CO., ET AL.

This matter has been remanded to Alabama state court, and on July 18, 2002, CSFB Corp. moved to dismiss plaintiff's third amended complaint. On August 19, 2002, the Court denied all defendants' motions to dismiss.

HUDSON SOFT CO., LTD., ET AL. V. CREDIT SUISSE FIRST BOSTON CORP., ET AL.

This lawsuit was filed on July 22, 2002, in the US District Court for the Southern District of New York, by a purchaser of certain credit-linked notes against certain executives and directors of Enron, Arthur Andersen and certain partners, executives and employees of Arthur Andersen, the law firm of Vinson & Elkins, L.L.P. and certain of its partners, CSFB Corp., Credit Suisse First Boston International, Credit Suisse First Boston (Europe) Limited, Donaldson, Lufkin & Jenrette and certain other investment banks. Three CSFB employees (as well as certain employees of other investment banks) were also named as

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited) defendants in the complaint. The complaint alleges violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, in connection with various offerings of credit-linked notes.

BRAZOS ELECTRIC POWER COOPERATIVE, INC. V. PONDEROSA PINE ENERGY, L.L.C., ET AL.

On July 12, 2002, CSFB Corp. was named as an additional defendant in an action brought by a non-profit electric power cooperative against various defendants, including certain energy and power companies, financial institutions, other investment banks and one individual, in the District Court of Johnson County in the State of Texas. On July 25, 2002, certain defendants removed the case to the US District Court for the Northern District of Texas. The complaint alleges violations of Texas statutory and common law in connection with the purchase of an electric generating plant in Texas by an Enron designee.

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, ET AL. V. FASTOW, ET AL.

On September 4, 2002, certain executives and directors of Enron, Arthur Andersen, the law firm of Vinson & Elkins, L.L.P., CSFB Corp. and certain other investment banks were named in an action filed in the Court of Common Pleas of Franklin County, Ohio by four Ohio state retirement systems. The complaint alleges violations of the Texas Securities Act, as well as violations of statutory and common law due to alleged misstatements and omissions of material fact from certain registration statements and prospectuses issued in connection with the sales of certain Enron debt securities and common stock, alleged material misstatements and omissions regarding the financial condition of Enron, and alleged conspiracy in connection with the dissemination of such statements and omissions.

WASHINGTON STATE INVESTMENT BOARD, ET AL. V. LAY, ET AL.

On September 9, 2002, certain executives and directors of Enron, Arthur Andersen and certain partners, executives and employees of Arthur Andersen, the law firms of Vinson & Elkins, L.L.P. and Kirkland & Ellis, and CSFB Corp. and certain other investment banks, were named in a putative class action filed in the US District Court for the Southern District of Texas by purchasers of Enron publicly traded equity and debt securities between September 9, 1997 and October 18, 1998. Although the complaint contains other allegations, CSFB Corp. has been named only in connection with the claims under the federal securities laws for alleged misstatements and omissions of material fact regarding the financial condition of Enron and for controlling person liability.

INQUIRIES

CSFB Corp. has received additional requests for information from certain US Congressional committees and additional requests for information and/or subpoenas from governmental and regulatory agencies regarding certain transactions and business relationships with Enron and its affiliates, including certain Enron-related special purpose entities. We are cooperating fully with such inquiries.

Research-related Litigation and Inquiries

On April 17, 2002, the claims against CSFB Corp. and four other investment banks, in the Fadem trust putative class action filed with the US District Court for the Southern District of New York alleging

NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited) violations of the federal securities laws resulting from the issuance of research reports on certain internet and technology company stocks, were dismissed without prejudice.

COVAD COMMUNICATIONS LITIGATION

On August 30, 2002, CSFB Corp. and two other investment banks were named in an action filed in the US District Court for the Southern District of New York by a putative class consisting of individuals and entities who purchased shares in Covad Communications Company. The defendants are alleged to have violated federal securities law by issuing false and misleading analyst reports in an effort to obtain investment banking business from Covad and other issuers.

INQUIRIES

CSFB Corp. has received a subpoena from the US Department of Justice and from the Commonwealth of Massachusetts as well as a request for information from a US Congressional Committee relating to research departments. On September 19, 2002, the Commonwealth of Massachusetts through the Office of the Secretary referred this matter to the New York State Attorney General for consideration as to whether a criminal proceeding should be initiated. We are cooperating fully with these inquiries.

Other

The Group and its subsidiaries are involved in a number of judicial, regulatory and arbitration proceedings, including those described above, concerning matters arising in connection with the conduct of the businesses of the Group and its subsidiaries. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and indeterminate amounts. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the financial condition of the Group as a whole, but could be material to the Group's operating results for any particular period.

We intend to defend ourselves vigorously against all of the claims asserted in these matters.

SUPPLEMENTAL INFORMATION REQUIRED BY INDUSTRY GUIDE 3

Banking average balances and interest rates

The following tables set forth average interest-earning assets, average interest-bearing liabilities and average rates for our banking businesses for the six months ended June 30, 2002 and 2001. Month-end balances were predominately used in computing the averages disclosed below. We believe these amounts approximate daily averages.

                                                             6 months 2002                         6 months 2001
                                                  ------------------------------------   ---------------------------------
                                                     Average     Interest      Average     Average    Interest     Average
                                                     balance       income         rate     balance      income        rate
                                                    in CHF m     in CHF m         in %    in CHF m    in CHF m        in %
--------------------------------------------------------------------------------------------------------------------------
Money market papers
  Switzerland                                          2,857           26         1.8%       2,464          50        4.1%
  Foreign                                             26,061          368         2.8%      26,659         799        6.0%
Due from banks
  Switzerland                                          8,905          137         3.1%      11,510         350        6.1%
  Foreign                                            191,721        3,537         3.7%     216,602       7,743        7.2%
Due from customers
  Switzerland                                         38,697          801         4.1%      42,099       1,031        4.9%
  Foreign                                            122,063        2,207         3.6%     116,252       4,067        7.0%
Mortgages
  Switzerland                                         71,080        1,525         4.3%      72,572       1,650        4.5%
  Foreign                                             17,737          628         7.1%      20,668         778        7.5%
Interest-earning trading portfolios
  Switzerland                                         10,834          107         2.0%      20,358         242        2.4%
  Foreign                                            206,089        5,151         5.0%     207,914       6,374        6.1%
Interest-earning financial investments
  Switzerland                                          4,960           84         3.4%       4,373          68        3.1%
  Foreign                                             31,559          195         1.2%      21,270         145        1.4%
Net interest income/(expenses) on swaps
  Switzerland                                             --           48           --          --          78          --
  Foreign                                                 --            1           --          --           0          --
--------------------------------------------------------------------------------------------------------------------------
Interest-earning assets                              732,563       14,815         4.0%     762,741      23,375        6.1%
--------------------------------------------------------------------------------------------------------------------------
Specific allowance for losses                         (9,085)                              (10,246)
Participations                                         3,992                                 2,880
Non-interest earning assets                          159,827                               154,421
--------------------------------------------------------------------------------------------------------------------------
Total assets                                         887,297       14,815         3.3%     909,796      23,375        5.1%
--------------------------------------------------------------------------------------------------------------------------
Percentage of assets attributable to foreign
  activities                                           81.4%                                 80.8%
--------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION REQUIRED BY INDUSTRY GUIDE 3

                                                             6 months 2002                         6 months 2001
                                                  ------------------------------------   ---------------------------------
                                                     Average     Interest      Average     Average    Interest     Average
                                                     balance     expenses         rate     balance    expenses        rate
                                                    in CHF m     in CHF m         in %    in CHF m    in CHF m        in %
--------------------------------------------------------------------------------------------------------------------------
Money market papers issued
  Switzerland                                            111            2         3.6%          --          --          --
  Foreign                                             21,142          276         2.6%      29,606         742        5.0%
Due to banks
  Switzerland                                         47,788          357         1.5%      59,142         983        3.3%
  Foreign                                            268,409        5,357         4.0%     313,470      10,200        6.5%
Due to customers in savings and investment
  deposits
  Switzerland                                         32,894          229         1.4%      35,065         282        1.6%
  Foreign                                              3,073           12         0.8%       3,505          17        1.0%
Due to customers, other
  Switzerland                                         51,721          369         1.4%      54,700         660        2.4%
  Foreign                                            182,515        2,259         2.5%     161,142       5,379        6.7%
Swiss cash bonds
  Switzerland                                          3,027           54         3.6%       3,155          57        3.6%
  Foreign                                                 --           --           --          --          --          --
Bonds and mortgage-backed bonds
  Switzerland                                         10,397          229         4.4%      11,729         268        4.6%
  Foreign                                             78,522        1,728         4.4%      56,725       1,650        5.8%
Net interest income/(expenses) on swaps
  Switzerland                                             --           17           --          --           6          --
  Foreign                                                 --          (66)          --          --           6          --
--------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities                         699,599       10,823         3.1%     728,239      20,250        5.6%
--------------------------------------------------------------------------------------------------------------------------
Non-interest bearing liabilities                     155,654                               145,154
--------------------------------------------------------------------------------------------------------------------------
Total liabilities                                    855,253       10,823         2.5%     873,393      20,250        4.6%
--------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                  32,044                                36,403
--------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity           887,297                               909,796
--------------------------------------------------------------------------------------------------------------------------
Percentage of liabilities attributable to
  foreign activities                                   79.3%                                 79.5%

SUPPLEMENTAL INFORMATION REQUIRED BY INDUSTRY GUIDE 3

The average rates earned and paid on related assets and liabilities can fluctuate within wide ranges and are influenced by several key factors; the most significant factor is the changes in global interest rates. Additional factors include changes in the mix of business of the Group, both geographic and product types, and foreign exchange rate movements between the Swiss franc and the currency of the underlying individual assets and liabilities.

                                                                 6 months 2002          6 months 2001
                                                              --------------------   -------------------
                                                                    Net   Interest        Net   Interest
                                                               interest       rate   interest       rate
Net interest income/                                             income     spread     income     spread
Interest rate spread                                           in CHF m       in %   in CHF m       in %
--------------------------------------------------------------------------------------------------------
Switzerland                                                       1,471       2.3%      1,213       1.7%
Foreign                                                           2,521       0.6%      1,912       0.1%
--------------------------------------------------------------------------------------------------------
Total net                                                         3,992       0.9%      3,125       0.5%
--------------------------------------------------------------------------------------------------------

The following table shows selected margin information applicable to our banking businesses for the six months ended June 30, 2002 and 2001:

                                                              Average rate   Average rate
                                                                  6 months       6 months
in %                                                                  2002           2001
-----------------------------------------------------------------------------------------
Switzerland                                                          2.1%           1.6%
Foreign                                                              0.8%           0.6%
-----------------------------------------------------------------------------------------
Net interest margin                                                  1.1%           0.8%
-----------------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION REQUIRED BY INDUSTRY GUIDE 3

Analysis of changes in net interest income

The following table allocates, by categories of interest-earning assets and interest-bearing liabilities, changes in net interest income due to changes in volume and in rates for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. Volume and rate variances have been calculated in movements in average balances and changes in average rates. Changes due to a combination of volume and rate have been allocated to the change due to average rate.

                                                                         6 months 2002 vs. 6 months 2001
                                                                   Increase/(decrease) due to changes in
                                                              ------------------------------------------
in CHF m                                                      Average volume   Average rate   Net change
--------------------------------------------------------------------------------------------------------
Money market papers
  Switzerland                                                             8            (32)         (24)
  Foreign                                                               (18)          (413)        (431)
Due from banks
  Switzerland                                                           (79)          (134)        (213)
  Foreign                                                              (889)        (3,317)      (4,206)
Due from customers
  Switzerland                                                           (83)          (147)        (230)
  Foreign                                                               203         (2,063)      (1,860)
Mortgages
  Switzerland                                                           (34)           (91)        (125)
  Foreign                                                              (110)           (40)        (150)
Interest-earning trading portfolios
  Switzerland                                                          (113)           (22)        (135)
  Foreign                                                               (56)        (1,167)      (1,223)
Interest-earning financial investments
  Switzerland                                                             9              7           16
  Foreign                                                                70            (20)          50
--------------------------------------------------------------------------------------------------------
Interest-earning assets
  Switzerland                                                          (292)          (419)        (711)
  Foreign                                                              (800)        (7,020)      (7,820)
--------------------------------------------------------------------------------------------------------
Change in interest income excluding swaps                            (1,092)        (7,439)      (8,531)
--------------------------------------------------------------------------------------------------------
Swaps
  Switzerland                                                                                       (30)
  Foreign                                                                                             1
--------------------------------------------------------------------------------------------------------
Change in interest income                                                                        (8,560)
--------------------------------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION REQUIRED BY INDUSTRY GUIDE 3

                                                                         6 months 2002 vs. 6 months 2001
                                                                   Increase/(decrease) due to changes in
                                                              ------------------------------------------
in CHF m                                                      Average volume   Average rate   Net change
--------------------------------------------------------------------------------------------------------
Money market papers issued
  Switzerland                                                             0              2            2
  Foreign                                                              (212)          (254)        (466)
Due to banks
  Switzerland                                                          (189)          (437)        (626)
  Foreign                                                            (1,466)        (3,377)      (4,843)
Due to customers in savings and investment deposits
  Switzerland                                                           (17)           (36)         (53)
  Foreign                                                                (2)            (3)          (5)
Due to customers, other
  Switzerland                                                           (36)          (255)        (291)
  Foreign                                                               713         (3,833)      (3,120)
Swiss cash bonds
  Switzerland                                                            (2)            (1)          (3)
  Foreign                                                                --             --           --
Bonds and mortgage-backed bonds
  Switzerland                                                           (30)            (9)         (39)
  Foreign                                                               634           (556)          78
--------------------------------------------------------------------------------------------------------
Interest-bearing liabilities
  Switzerland                                                          (274)          (736)      (1,010)
  Foreign                                                              (333)        (8,023)      (8,356)
--------------------------------------------------------------------------------------------------------
Change in interest expenses excluding swaps                            (607)        (8,759)      (9,366)
--------------------------------------------------------------------------------------------------------
Swaps
  Switzerland                                                                                        11
  Foreign                                                                                           (72)
--------------------------------------------------------------------------------------------------------
Change in interest expenses                                                                      (9,427)
--------------------------------------------------------------------------------------------------------
Change in net interest income
  Switzerland                                                           (18)           317          299
  Foreign                                                              (467)         1,003          536
--------------------------------------------------------------------------------------------------------
Change in net interest income excluding swaps                          (485)         1,320          835
--------------------------------------------------------------------------------------------------------
Swaps
  Switzerland                                                                                       (41)
  Foreign                                                                                            73
--------------------------------------------------------------------------------------------------------
Net change in swaps                                                                                  32
--------------------------------------------------------------------------------------------------------
Change in net interest income
  Switzerland                                                                                       258
  Foreign                                                                                           609
--------------------------------------------------------------------------------------------------------
Total change in net interest income                                                                 867
--------------------------------------------------------------------------------------------------------

SUPPLEMENTAL INFORMATION REQUIRED BY INDUSTRY GUIDE 3

Gross write-offs of loans by industry

The following table summarizes gross write-offs of loans by industry for the six months ended June 30, 2002 and 2001:

                                                              6 months   6 months
in CHF m                                                          2002       2001
---------------------------------------------------------------------------------
Due from banks                                                       1         11

Commercial:
  Financial services                                                80        534
  Real estate companies                                            380        430
  Other services including technology companies                    180        199
  Manufacturing                                                    153        147
  Wholesale and retail trade                                       181        120
  Construction                                                     112        110
  Transportation and communication                                 395         43
  Health and social services                                        26         44
  Hotels and restaurants                                            43         53
  Agriculture and mining                                           162         13
  Non-profit and international organizations                         1          7
---------------------------------------------------------------------------------
Commercial                                                       1,713      1,700
---------------------------------------------------------------------------------
Consumers                                                          389        275
Public authorities                                                   0          0
Lease financings                                                     8          0
---------------------------------------------------------------------------------
Total gross write-offs                                           2,111      1,986
---------------------------------------------------------------------------------

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

Index to financial statements

Credit Suisse Group

Report of the independent auditors................................    F-4

Consolidated financial statements

Consolidated income statement.....................................    F-5
Consolidated balance sheet........................................    F-6
Consolidated statement of source and application of funds.........    F-7
Consolidated off-balance sheet and fiduciary business.............    F-8

Notes to the consolidated financial statements

1     Summary of significant accounting policies..................   F-10
2     Changes to accounting policies..............................   F-19
3     Acquisitions and divestitures...............................   F-19
4     Segment reporting...........................................   F-20
4.1   Segment reporting by operating segments.....................   F-20
4.2   Segment reporting by geographic segments....................   F-31
5     Subsequent events...........................................   F-33

Income statement

6     Income statement of the banking and insurance business......   F-34
7     Income statement by origin..................................   F-35
8     Net interest income.........................................   F-36
9     Net trading income..........................................   F-36
10    Depreciation and amortization...............................   F-37
11    Valuation adjustments, provisions and losses from the
        banking business..........................................   F-37
12    Extraordinary income........................................   F-38
13    Extraordinary expenses......................................   F-38
14    Taxes.......................................................   F-39
15    Income statement of the insurance business..................   F-39
16    Insurance premiums, claims and related reinsurance..........   F-41
17    Net investment income from the insurance business...........   F-42

Balance sheet: Assets

18    Money market papers.........................................   F-43
19    Loans.......................................................   F-44
19.1  Due from banks..............................................   F-44
19.2  Due from customers and mortgages............................   F-44
19.3  Collateral of due from customers and mortgages..............   F-45
19.4  Loan valuation allowance....................................   F-45
19.5  Impaired loans..............................................   F-45
20    Securities and precious metals trading portfolios...........   F-47
21    Own shares included in securities trading portfolios........   F-48

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

22    Financial investments from the banking business.............   F-48
23    Investments from the insurance business.....................   F-49
24    Own shares included in financial investments from the
        banking and insurance business............................   F-51
25    Non-consolidated participations.............................   F-51
26    Tangible fixed assets.......................................   F-51
27    Operating leases............................................   F-52
28    Intangible assets...........................................   F-53
29    Other assets................................................   F-53
30    Assets pledged or assigned and assets subject to ownership
        reservation...............................................   F-54

Balance sheet: Liabilities and shareholders' equity

31    Medium-term notes and bonds.................................   F-54
32    Other liabilities...........................................   F-55
33    Valuation allowances and provisions.........................   F-55
34    Technical provisions for the insurance business.............   F-56
35    Statement of shareholders' equity...........................   F-57

Other information

36    Liabilities due to own pension funds........................   F-58
37    Loans to members of the Group's governing bodies............   F-59
38    Maturity structure of current assets and borrowed funds.....   F-59
39    Securities lending and borrowing and repurchase
        agreements................................................   F-60
40    Balance sheet by origin.....................................   F-61
41    Balance sheet by currencies.................................   F-62
42    Share-based compensation....................................   F-63
43    Foreign currency translation rates..........................   F-67
44    Principle participations....................................   F-68
45    Bonds issued................................................   F-75
46    Differences between Swiss and US accounting principles......   F-86

Additional disclosures required under US GAAP

47.1   Earnings per share..........................................  F-109
47.2   Consolidated cash flows.....................................  F-110
47.3   US GAAP consolidated changes in shareholders' equity........  F-112
47.4   US GAAP accumulated other comprehensive income..............  F-114
47.5   Recently issued US accounting standards.....................  F-115
47.6   Investments.................................................  F-116
47.7   Real estate held for investment from the insurance            F-119
         business..................................................
47.8   Brokerage receivables and brokerage payables................  F-120
47.9   Securities borrowed, lent and subject to repurchase           F-120
         agreements................................................
47.10  Income taxes................................................  F-123
47.11  Reinsurance.................................................  F-124
47.12  Present value of future profits.............................  F-126
47.13  Deferred policy acquisition costs...........................  F-127
47.14  Real estate.................................................  F-127
47.15  Fair value of financial instruments.........................  F-128

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

47.16  Derivative financial instruments............................  F-130
47.17  Financial instruments with off-balance sheet risk...........  F-136
47.18  Concentrations of credit risk...............................  F-143
47.19  Deposits....................................................  F-144
47.20  Liabilities for loss and loss adjustment expenses from the    F-144
         non-life insurance business...............................
47.21  Participating policies of insurance business................  F-146
47.22  Business combinations.......................................  F-147
47.23  Related party transactions..................................  F-150
47.24  Pension and post-retirement benefits........................  F-151
47.25  Capital requirements........................................  F-154
47.26  Credit Suisse Group (parent company only)...................  F-157
Schedule I - Schedule of investments from the insurance business...  F-161
Schedule III - Schedule of supplementary insurance information.....  F-162
Schedule IV - Schedule of reinsurance..............................  F-163

[KPMG LOGO]
                     KPMG Klynveld Peat Marwick Goerdeler SA           Telephone +41 1 249 31 31
                     Badenerstrasse 172       P.O. Box                 Fax +41 1 249 30 41
                     CH-8004 Zurich           CH-8026 Zurich           www.kpmg.ch

Report of the Independent Auditors

THE BOARD OF DIRECTORS OF CREDIT SUISSE GROUP

We have audited the accompanying consolidated balance sheets of Credit Suisse Group and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and source and application of funds for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of Credit Suisse Group management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Credit Suisse Group and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, and source and application of funds for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in Switzerland and comply with Swiss law.

Accounting principles generally accepted in Switzerland vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of December 31, 2001 and 2000 and the results of operations for each of the three years then ended, to the extent summarised in Note 46 to the consolidated financial statements.

Zurich, March 1, 2002, except Notes 46 and 47 which are as of April 26, 2002

KPMG Klynveld Peat Marwick Goerdeler SA

[LOGO]                                             [LOGO]
Brendan R. Nelson                                  Peter Hanimann
Chartered accountant                               Certified accountant

Member Firm of
KPMG International                                 Member of the Swiss Institute of Certified
/ / / / / / / /                                         Accountants and Tax Consultants

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

in CHF m                                                             Notes       2001       2000       1999
-----------------------------------------------------------------------------------------------------------
Interest and discount income                                             8     28,687     30,181     19,380
Interest and dividend income from trading portfolios                     8     13,078      8,021      4,127
Interest and dividend income from financial investments                  8        514        706        471
Interest expenses                                                        8    (35,528)   (33,595)   (18,640)
-----------------------------------------------------------------------------------------------------------
Net interest income                                                   6, 7      6,751      5,313      5,338
-----------------------------------------------------------------------------------------------------------
Commission income from lending activities                                         780        717        594
Commissions income from securities and investment
  transactions                                                                 16,609     16,039     10,504
Commissions income from other services                                          1,421        669        393
Commission expenses                                                              (965)      (829)      (635)
-----------------------------------------------------------------------------------------------------------
Net commission and service fee income                                 6, 7     17,845     16,596     10,856
-----------------------------------------------------------------------------------------------------------
Net trading income                                                 6, 7, 9      9,183      8,791      6,578
-----------------------------------------------------------------------------------------------------------
Premiums earned, net                                                    15     32,195     28,690     26,146
Claims incurred and actuarial provisions                                16    (29,731)   (28,900)   (26,893)
Commission expenses, net                                                       (2,040)    (2,113)    (1,743)
Investment income from the insurance business                                   5,876      8,489      6,656
-----------------------------------------------------------------------------------------------------------
Net income from the insurance business                                6, 7      6,300      6,166      4,166
-----------------------------------------------------------------------------------------------------------
Income from the sale of financial investments                                   1,146      1,023        505
Income from investments in associates                                             166        199         78
Income from other non-consolidated participations                                  24         18         12
Real estate income                                                                171        140         24
Sundry ordinary income                                                          1,091      1,243        574
Sundry ordinary expenses                                                       (3,523)    (2,258)    (1,487)
-----------------------------------------------------------------------------------------------------------
Other ordinary income/(expenses), net                                 6, 7       (925)       365       (294)
-----------------------------------------------------------------------------------------------------------
Operating income                                                               39,154     37,231     26,644
-----------------------------------------------------------------------------------------------------------
Personnel expenses                                                    6, 7     21,890     18,503     13,554
Other operating expenses                                              6, 7      8,394      6,645      5,227
-----------------------------------------------------------------------------------------------------------
Operating expenses                                                             30,284     25,148     18,781
-----------------------------------------------------------------------------------------------------------
Gross operating profit                                                          8,870     12,083      7,863
-----------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                                      10      2,186      1,353        981
Amortization of acquired intangible assets                              10        793        157          0
Amortization of goodwill                                                10        770        246        110
Valuation adjustments, provisions and losses from the
  banking business                                                      11      2,592      1,265      1,540
-----------------------------------------------------------------------------------------------------------
Depreciation, valuation adjustments and losses                        6, 7      6,341      3,021      2,631
-----------------------------------------------------------------------------------------------------------
Profit before extraordinary items, taxes and minority
  interests                                                                     2,529      9,062      5,232
-----------------------------------------------------------------------------------------------------------
Extraordinary income                                              6, 7, 12         52        105         93
Extraordinary expenses                                            6, 7, 13       (281)    (1,796)      (152)
Taxes                                                             6, 7, 14       (486)    (1,349)      (855)
-----------------------------------------------------------------------------------------------------------
Net profit before minority interests                                            1,814      6,022      4,318
-----------------------------------------------------------------------------------------------------------
Minority interests                                                    6, 7       (227)      (237)       (68)
-----------------------------------------------------------------------------------------------------------
Net profit                                                                      1,587      5,785      4,250
-----------------------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

The accompanying notes are an integral part of these financial statements.

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheet
in CHF m
                                                                   Notes       31.12.01      31.12.00
-----------------------------------------------------------------------------------------------------
Assets
Cash and other liquid assets                                          38          3,092         2,928
Money market papers                                               18, 38         32,027        30,127
Due from banks                                                    19, 38        203,785       218,521
Receivables from the insurance business                               38         11,823         9,871
Due from customers                                                19, 38        186,151       170,428
Mortgages                                                         19, 38         92,655        92,432
Securities and precious metals trading portfolios                 20, 38        208,374       198,917
Financial investments from the banking business                   22, 38         37,306        25,574
Investments from the insurance business                               23        131,291       132,632
Non-consolidated participations                                       25          1,846         1,829
Tangible fixed assets                                              4, 26          9,422         9,913
Intangible assets                                                     28         22,850        23,299
Accrued income and prepaid expenses                                              18,095        16,294
Other assets                                                          29         63,796        54,668
-----------------------------------------------------------------------------------------------------
Total assets                                                   4, 40, 41      1,022,513       987,433
-----------------------------------------------------------------------------------------------------
Subordinated assets                                                               1,578         4,876
Receivables due from non-consolidated participations                                276           771
-----------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity
Money market papers issued                                            38         19,252        23,176
Due to banks                                                          38        335,932       359,441
Payables from the insurance business                                  38         11,864         8,807
Due to customers in savings and investment deposits                   38         38,547        39,233
Due to customers, other                                               38        261,752       213,549
Medium-term notes (cash bonds)                                    31, 38          3,019         3,225
Bonds and mortgage-backed bonds                                   31, 38         81,505        65,524
Accrued expenses and deferred income                                             25,512        28,021
Other liabilities                                                     32         56,493        57,653
Valuation adjustments and provisions                                  33         11,362        13,107
Technical provisions for the insurance business                       34        138,354       132,175
-----------------------------------------------------------------------------------------------------
Total liabilities                                                               983,592       943,911
-----------------------------------------------------------------------------------------------------
Reserve for general banking risks                                     35          2,319         2,319
Share capital                                                         35          3,590         6,009
Capital reserve                                                       35         19,446        19,282
Revaluation reserves for the insurance business                       35            749         4,789
Reserve for own shares                                                35          2,469           600
Retained earnings                                                     35          5,640         2,167
Minority interests                                                    35          3,121         2,571
Net profit                                                            35          1,587         5,785
-----------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       38,921        43,522
-----------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                        40, 41      1,022,513       987,433
-----------------------------------------------------------------------------------------------------
Subordinated liabilities                                                         20,892        21,801
Liabilities due to non-consolidated participations                                1,098           779
-----------------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

The accompanying notes are an integral part of these financial statements.

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of source and application of funds

in CHF m                                                         2001        2000       1999
--------------------------------------------------------------------------------------------
Net profit                                                      1,587      5,785      4,250
Provisions for credit and other risks                           2,732      2,736      1,423
Losses                                                             59        144         79
Provisions for taxes                                              486      1,349        855
Depreciation and amortization                                   3,749      1,756      1,091
Extraordinary income                                               (4)       (10)       (32)
Extraordinary expenses                                            238        190        101
Participations valued according to the equity method             (166)      (199)       (78)
Accrued income and prepaid expenses                            (1,801)    (4,480)       673
Accrued expenses and deferred income                           (2,509)    13,069      2,552
--------------------------------------------------------------------------------------------
Operating activities                                            4,371     20,340     10,914
--------------------------------------------------------------------------------------------
Share capital (including par value reduction)                  (2,419)       565         62
Capital surplus and retained earnings                          (4,407)     7,478        225
Dividends paid                                                   (175)    (1,986)    (1,430)
Foreign currency translation impact                               112       (703)     1,318
Minority interests                                                701      1,517       (381)
--------------------------------------------------------------------------------------------
Equity transactions                                            (6,188)     6,871       (206)
--------------------------------------------------------------------------------------------
Investments in companies                                         (171)       145       (463)
Real estate                                                      (134)       186       (267)
Other tangible fixed and intangible assets                     (2,588)   (21,391)    (4,585)
--------------------------------------------------------------------------------------------
Investments in long-term assets                                (2,893)   (21,060)    (5,315)
--------------------------------------------------------------------------------------------
Financial investments from the banking business               (11,799)    (6,746)    (1,361)
Investments from the insurance business                         1,341    (14,861)    (7,575)
Valuation adjustments and provisions                           (4,395)    (3,941)      (591)
Technical provisions for the insurance business 1)              6,179     18,194     11,213
Other assets                                                   (8,074)    (3,554)     7,072
Other liabilities                                              (1,160)     6,426     (5,124)
--------------------------------------------------------------------------------------------
Financial investments, provisions, other assets and
  liabilities                                                 (17,908)    (4,482)     3,634
--------------------------------------------------------------------------------------------
From operations, equity transactions and investments          (22,618)     1,669      9,027
--------------------------------------------------------------------------------------------
Money market papers                                            (1,900)    (1,133)    (2,401)
Due from banks                                                 14,759    (53,585)   (24,647)
Receivables from the insurance business                        (1,952)    (2,719)     1,042
Due from customers                                            (17,293)   (65,573)    (2,324)
Mortgages                                                        (291)   (15,696)    (6,089)
--------------------------------------------------------------------------------------------
Assets                                                         (6,677)  (138,706)   (34,419)
--------------------------------------------------------------------------------------------
Money market papers issued                                     (3,924)     1,056      7,385
Due to banks                                                  (23,509)   160,598     44,494
Payables from the insurance business                            3,057      2,452     (2,109)
Due to customers in savings and investment deposits              (686)    (4,774)    (2,611)
Due to customers, other                                        48,203     31,467      3,521
Medium-term notes and bonds                                    15,775     18,196       (244)
--------------------------------------------------------------------------------------------
Liabilities                                                    38,916    208,995     50,436
--------------------------------------------------------------------------------------------
From other balance sheet items                                 32,239     70,289     16,017
--------------------------------------------------------------------------------------------
Change in liquid assets                                         9,621     71,958     25,044
--------------------------------------------------------------------------------------------
Securities and precious metals trading portfolios              (9,457)   (72,171)   (24,231)
Cash and other liquid assets                                     (164)       213       (813)
--------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

1) In line with insurance practice, the change in the technical provisions is shown as a total amount under changes in provisions affecting the cash flow.

The accompanying notes are an integral part of these financial statements.

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

Consolidated off-balance sheet and fiduciary business

                                                                   Maturity
                                                       Maturity     greater      Total      Total
                                                         within        than      gross      gross         Book        Book
                                                         1 year      1 year     amount     amount     Value 1)    Value 1)
in CHF m                                               31.12.01    31.12.01   31.12.01   31.12.00     31.12.01    31.12.00
--------------------------------------------------------------------------------------------------------------------------
Credit guarantees in form of bills of exchange and
  other guarantees                                       28,684       2,846     31,530     8,550        29,789 2)     7,013
Bid bonds, delivery and performance bonds, letters
  of indemnity, other performance-related guarantees      4,432       1,024      5,456     5,256         5,056       4,824
Irrevocable commitments in respect of documentary
  credits                                                 4,201         180      4,381     3,221         3,257       3,142
Other contingent liabilities                              3,956       1,528      5,484     5,026         5,484       5,026
--------------------------------------------------------------------------------------------------------------------------
Contingent liabilities                                   41,273       5,578     46,851    22,053        43,586      20,005
--------------------------------------------------------------------------------------------------------------------------
Irrevocable commitments                                  92,727      37,137    129,864   126,998       129,864     126,998
Liabilities for calls on shares and other equity
  instruments                                               167         627        794       305           794         305
Confirmed credits                                            75           1         76       150            76         150
--------------------------------------------------------------------------------------------------------------------------
Total off-balance sheet                                 134,242      43,343    177,585   149,506       174,320     147,458
--------------------------------------------------------------------------------------------------------------------------
Fiduciary transactions                                                                                  41,448      41,974
--------------------------------------------------------------------------------------------------------------------------

1) Book value for off-balance sheet positions represents the amount at risk, meaning gross amount less any subparticipations.
2)  Including credit guarantees of securities lent as arranger of CHF 21,148 m.

Off-balance sheet collateral
                                                              Mortgage      Other    Without       Total
in CHF m                                                      collateral collateral collateral  31.12.01
--------------------------------------------------------------------------------------------------------
Credit guarantees in form of bills of exchange and other
  guarantees                                                        30     25,537      4,222      29,789
Bid bonds, delivery and performance bonds, letters of
  indemnity, other performance-related guarantees                  130      2,484      2,442       5,056
Irrevocable commitments in respect of documentary credits            1      1,504      1,752       3,257
Other contingent liabilities                                        76      1,850      3,558       5,484
--------------------------------------------------------------------------------------------------------
Contingent liabilities                                             237     31,375     11,974      43,586
--------------------------------------------------------------------------------------------------------
Irrevocable commitments                                            832     68,585     60,447     129,864
Liabilities for calls on shares and other equity instruments         0          0        794         794
Confirmed credits                                                    0          1         75          76
--------------------------------------------------------------------------------------------------------
Total off-balance sheet                                          1,069     99,961     73,290     174,320
--------------------------------------------------------------------------------------------------------
As of December 31, 2000                                          7,374     85,306     54,778     147,458
--------------------------------------------------------------------------------------------------------

Other information
in CHF m                                                      31.12.01   31.12.00
---------------------------------------------------------------------------------
Outstanding commitments
to fund loans at fixed rates                                     7,677     7,803
to fund loans at variable rates                                104,976   110,722
to sell loans                                                        0       221
---------------------------------------------------------------------------------
Unused lines of credit granted to customers                     12,598     7,314
---------------------------------------------------------------------------------
Exposure with respect to the debts of other guaranteed          21,122     8,425
---------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

Derivative instruments

                                                             Positive       Negative                    Positive       Negative
                                               Nominal    replacement    replacement       Nominal   replacement    replacement
                                                 value          value          value         value         value          value
in CHF bn                                     31.12.01       31.12.01       31.12.01      31.12.00      31.12.00       31.12.00
-------------------------------------------------------------------------------------------------------------------------------
Forward rate agreements                          243.3            0.2            0.2         109.0           0.1            0.1
Swaps                                          5,469.0           80.1           79.8       3,674.8          55.0           54.4
Options bought and sold (OTC)                  1,647.7           14.1           16.2         886.9          10.2           10.7
Forwards                                          74.7            2.3            2.3         268.8           1.1            1.1
Futures                                          581.1            0.1            0.1         466.9           0.0            0.0
Options bought and sold (traded)               1,105.0            0.2            0.1         386.9           0.0            0.1
-------------------------------------------------------------------------------------------------------------------------------
Interest rate products                         9,120.8           97.0           98.7       5,793.3          66.4           66.4
-------------------------------------------------------------------------------------------------------------------------------
Forwards 1)                                    1,125.3           19.1           16.6         558.0          11.5           12.2
Swaps 2)                                         389.2           14.6           17.9         305.9          15.1           16.1
Options bought and sold (OTC)                    419.9            5.8            5.7         273.4           3.8            3.8
Futures                                            1.3            0.0            0.0           1.7           0.0            0.0
Options bought and sold (traded)                   0.6            0.1            0.0           0.4           0.0            0.0
-------------------------------------------------------------------------------------------------------------------------------
Foreign exchange products                      1,936.3           39.6           40.2       1,139.4          30.4           32.1
-------------------------------------------------------------------------------------------------------------------------------
Forwards 1)                                       19.5            0.6            0.7          18.5           0.8            0.7
Options bought and sold (OTC)                     10.0            0.7            1.1          16.1           0.7            1.3
Futures                                            0.0            0.0            0.0           0.1           0.0            0.0
Options bought and sold (traded)                   0.0            0.0            0.0           0.1           0.0            0.0
-------------------------------------------------------------------------------------------------------------------------------
Precious metals products                          29.5            1.3            1.8          34.8           1.5            2.0
-------------------------------------------------------------------------------------------------------------------------------
Forwards                                          38.3            3.5            1.5          22.6           1.9            2.6
Options bought and sold (OTC)                    185.5            9.3           11.9         265.8          13.3           15.5
Futures                                           39.2            0.6            0.0          44.6           0.8            0.1
Options bought and sold (traded)                 130.9            0.7            0.2         140.9           1.1            1.4
-------------------------------------------------------------------------------------------------------------------------------

Equity/index-related products                    393.9           14.1           13.6         473.9          17.1           19.6
-------------------------------------------------------------------------------------------------------------------------------
Forwards                                         110.3            2.8            3.1          69.8           2.1            2.7
Options bought and sold (OTC)                      6.6            0.6            0.2           6.4           0.6            0.6
Futures                                            1.7            0.0            0.0           2.4           0.0            0.0
Options bought and sold (traded)                   2.1            0.1            0.2           1.8           0.1            0.0
-------------------------------------------------------------------------------------------------------------------------------

Other products                                   120.7            3.5            3.5          80.4           2.8            3.3
-------------------------------------------------------------------------------------------------------------------------------

Total derivative instruments                  11,601.2          155.5          157.8       7,521.8         118.2          123.4
-------------------------------------------------------------------------------------------------------------------------------
Netting agreements                                             (104.3)        (104.3)                      (73.1)         (73.1)
Replacement values from the insurance
  business 3)                                                    (0.2)          (0.3)                       (0.1)          (0.2)
-------------------------------------------------------------------------------------------------------------------------------

Total replacement values according to
  the balance sheet (other assets/
  liabilities)                                                   51.0           53.2                        45.0           50.1
-------------------------------------------------------------------------------------------------------------------------------

1)  Including outstanding spot transactions.
2)  Cross-currency interest rate swaps.
3)  Included in the investments from the insurance business.

The accompanying notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1  Summary of significant accounting policies

BASIS FOR ACCOUNTING

The Credit Suisse Group (the Group) consolidated financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks and the respective Implementing Ordinance, the Federal Banking Commission guidelines and Swiss GAAP FER Financial Reporting Standards for the insurance business of the Group, which collectively are the generally accepted accounting principles for banks and insurance companies, respectively, in Switzerland, or Swiss GAAP. The consolidation and valuation policies of the Group are in compliance with the Swiss stock exchange listing regulations. The financial year for the Group ends on December 31. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

CONSOLIDATION

The consolidated financial statements include the accounts of Credit Suisse Group and its subsidiaries. The Group consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights of an entity or where it has the ability to exercise control over an entity. The effects of inter-company transactions are eliminated in preparing the consolidated financial statements. Minority interests in shareholders' equity and net profit are disclosed separately.

The Group accounts for participations in which it holds 20% to 50% of the voting rights and/or has the ability to exercise a significant influence using the equity method of accounting. The Group's profit or loss share is included in OTHER ORDINARY INCOME. Certain majority-owned participations which operate outside of the Group's core business are accounted for according to the equity method.

Participations in which the Group holds less than 20% of the voting rights and/or does not have the ability to exercise significant influence are held at cost, less provision for other than temporary impairment. These items are included in NON-CONSOLIDATED PARTICIPATIONS.

FOREIGN CURRENCY TRANSLATION

For the purpose of consolidation, the balance sheets of foreign Group companies are translated into Swiss francs using the year-end exchange rate, and their income statements are translated using the average exchange rate prevailing throughout the year. Translation adjustments arising on consolidation are recorded directly in shareholders' equity.

In the annual accounts of the individual Group companies, assets, liabilities and off-balance sheet items denominated in foreign currencies are translated into the relevant reporting currency using the year-end exchange rate. Income and expense items denominated in foreign currencies are translated into the reporting currency using the exchange rate as of the transaction date. Resulting exchange differences are included in the consolidated income statement, except for differences relating to debt and equity securities held as available-for-sale by the insurance business, which are recorded directly in shareholders' equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OFFSETTING

In the banking business, receivables and payables are offset when all the following conditions are met: receivables and payables arise from transactions of similar nature, with the same counterparty, with the same or earlier maturity of the receivable and in the same currency and which cannot lead to a counterparty risk. Positive and negative replacement values are offset with the same counterparty when bilateral agreements exist that are recognized and legally enforceable. In the insurance business, receivables and payables are offset when the Group has a legal right to offset amounts with the same counterparty and transactions are expected to be settled on a net basis.

TRADE DATE/SETTLEMENT DATE ACCOUNTING

Proprietary and customer securities spot transactions are recorded on a trade date basis. Foreign exchange, money market and precious metals transactions are recorded on settlement (value) date. Prior to the settlement (value) date, foreign exchange and precious metals transactions are reported with their replacement values in OTHER ASSETS and OTHER LIABILITIES, respectively.

CASH, DUE FROM BANKS AND MONEY MARKET PAPERS

Cash and due from banks are accounted for at nominal value. Money market instruments held for trading are carried at fair value. Money market instruments not held for trading or for sale are recorded net of unamortized premiums/discounts. The necessary provisions for recognizable risks and potential losses are normally deducted from the appropriate asset items in the balance sheet.

LOANS (DUE FROM CUSTOMERS AND MORTGAGES)

Loans are initially recorded at cost, which is for originated loans generally equal to the principal amount. Loans held-to-maturity are recorded net of unamortized premiums/discounts. Loans held-for-sale are recorded at lower of cost or market value. Interest income is accrued as earned.

Loans are carried net of any provisions for impairment. The Group provides for credit losses based on regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. If uncertainty exists as to the repayment of either principal or interest, a provision is either established or adjusted accordingly.

The Group considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. In the banking business, a loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. The Group continues to accrue interest for collection purposes; however, a corresponding provision is set up against interest income. In addition, for any accrued but unpaid interest at the date the loan is placed on non-performing status, a corresponding provision is booked against the accrual through the income statement. At this time and on a periodic basis going forward, the remaining principal is evaluated for collectibility and a provision is established for the shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed not necessary and is ceased. At this time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. Only loans classified as non-interest earning can

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

be written-off (both principal and interest). Write-off of a loan occurs when the Group is certain that there is no possibility to recover the principal.

Interest collected on non-performing loans is accounted for using the cash basis, cost recovery method or a combination of both, as appropriate. Interest collected on non-interest earning loans is accounted for using the cost recovery method only. Generally, an impaired loan may be restored to performing status when all delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain creditworthiness performance criteria are met.

SECURITIES AND PRECIOUS METALS TRADING PORTFOLIOS

Debt and equity securities and precious metals held in the trading portfolio are carried at fair value.

Fair value is determined using quoted market prices, where a price-efficient and liquid market exists. In the absence of such a market, the fair value is established on the basis of a valuation model. Unrealized and realized gains and losses on these positions are recognized in NET TRADING INCOME. Interest and dividend income from the trading portfolio is recorded in NET INTEREST INCOME.

FINANCIAL INVESTMENTS FROM THE BANKING BUSINESS

This position includes securities, private equity investments, real estate held-for-sale as well as debt securities held-to-maturity. Participations acquired and held for subsequent disposal are also included in FINANCIAL INVESTMENTS.

Debt and equity securities and real estate held-for-sale are valued at lower of cost or market. Unrealized losses are recorded in the income statement when the market value is lower than the cost. When the market value increases, unrealized gains are recorded only to the extent losses were previously recognized. Losses on debt securities due to impairment in creditworthiness are recorded in VALUATION ADJUSTMENTS, PROVISION AND LOSSES.

Debt securities held-to-maturity are carried at amortized cost (accrual method). Premiums and discounts are recognized over the term of the instrument until final maturity. Realized profits or losses, which are interest related and which arise from the early disposal or redemption of the instrument are recognized over the remaining term of the instrument sold. Losses due to impairment in creditworthiness are recorded in VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES.

DERIVATIVE INSTRUMENTS - BANKING BUSINESS

Positive and negative replacement values of all derivative instruments are reported within OTHER ASSETS and OTHER LIABILITIES, respectively.

Trading derivative instruments are carried at fair value as positive and negative replacement values. The replacement values are presented net by counterparty for transactions in those products where the Group has a legal right to set off; otherwise the replacement values are presented gross by contract. Realized and unrealized gains and losses are included in NET TRADING INCOME. The majority of the Group's derivative positions are trading related.

The Group uses derivatives to manage interest rate, foreign currency, equity market and credit risks. When applying hedge accounting, gains and losses on the derivative instruments are recognized in income on the same basis as the underlying exposure. Derivatives in the banking book not used for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

hedging purposes are typically valued at lower of cost or market. However, certain derivative instruments used for interest rate risk management are valued according to the accrual method. The interest component is accrued or deferred over the term of the instrument. Realized gains or losses, which are interest related and which arise from the early disposal or redemption of the instrument, are also accrued or deferred over the remaining term of the instrument.

Gains and losses related to qualifying hedges of firm commitments and probable anticipated transactions are deferred and recognized in income or as adjustments to carrying amounts when the hedged transactions occur.

INVESTMENTS FROM THE INSURANCE BUSINESS

Debt and equity securities held as available-for-sale are carried at fair value. Unrealized gains and losses including foreign exchange gains and losses are recorded within REVALUATION RESERVES FOR THE INSURANCE BUSINESS in shareholders' equity, net of deferred taxes. Realized gains and losses on securities are determined using the specific identification method. Realized gains and losses and the amortization of premiums and discounts relating to debt securities are included in INVESTMENT INCOME FROM THE INSURANCE BUSINESS.

Debt and equity securities held as trading are carried at fair value. Debt securities held-to-maturity are carried at amortized cost. Non-marketable securities are valued at fair value which normally equals cost. Gains and losses from the valuation of the trading portfolio and realized gains and losses on these positions are recorded in INVESTMENT INCOME FROM THE INSURANCE BUSINESS.

A decline in the market value of any available-for-sale or held-to-maturity securities below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to INVESTMENT INCOME FROM THE INSURANCE BUSINESS and a new cost basis for the security is established.

Real estate held for investment, including capital improvements, is carried at cost less accumulated depreciation over its estimated useful life, generally 40 to 67 years. In some of our operating regions, the economic useful lives are substantially longer than in other regions, based on the materials used and varying construction codes. Land is not depreciated. It is the Group's policy to evaluate for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of a property exceeds its expected future cash flows, computed undiscounted and without interest charges. Methods for measuring impairment include market appraisals and cash flow analyses and recognizing impairment results in a new cost basis. Depreciation and write-downs are included in INVESTMENT INCOME FROM THE INSURANCE BUSINESS.

Investments for the benefit of life insurance policyholders who bear the investment risk are carried at fair value.

Loans, mortgages and short-term investments are accounted for at nominal value, net of any provisions for impairment. The Group considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. The provision charge for credit losses is recorded in INVESTMENT INCOME FROM THE INSURANCE BUSINESS.

Derivatives are used to manage interest rate, foreign currency and equity market risks. Gains and losses on the hedging derivative instruments are recognized in income on the same basis as the underlying

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

exposure. All derivatives are recognized on the balance sheet at their fair value. The effective portion of derivative instruments used to hedge a position is recorded in the income statement with an offsetting entry related to the hedged item.

OWN SHARES AND OWN BONDS

The Group buys and sells own shares, own bonds and derivatives on own shares within its normal trading and market-making activities. In addition, the Group holds own shares to hedge commitments arising from employee compensation schemes. Own shares are included in the trading portfolio and are carried at fair value, or are held in FINANCIAL INVESTMENTS FROM THE BANKING BUSINESS and are carried at lower of cost or market, or are held in INVESTMENTS FROM THE INSURANCE BUSINESS and are carried at fair value. Own shares repurchased for cancellation are carried at cost. Changes in fair value and realized gains and losses on own shares and own bonds included in the trading portfolio are reported in NET TRADING INCOME. Changes in the fair value of own shares and bonds held in INVESTMENTS FROM THE INSURANCE BUSINESS are reported in shareholders' equity, net of tax, and the realized gains and losses from such investments are reported in INVESTMENTS INCOME FROM THE INSURANCE BUSINESS. Interest earned and dividends received are reported as INTEREST INCOME. Derivatives on own shares are carried at fair value and reported as positive and negative replacement values in OTHER ASSETS and OTHER LIABILITIES, respectively. Realized and unrealized gains and losses on derivatives on own shares are recognized in NET TRADING INCOME.

TANGIBLE FIXED ASSETS

Real estate held for own use, including capital improvements, is carried at cost less accumulated depreciation over its estimated useful life, generally 40 to 67 years. In some of our operating regions the economic useful lives are substantially longer than in other regions, based on the materials used and varying construction codes. Land is not depreciated. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment, as well as alterations and improvements to rented premises, are depreciated using the straight-line method over their estimated useful life, generally three to five years.

It is the Group's policy to evaluate for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of a tangible fixed asset exceeds its expected future cash flows, computed undiscounted and without interest charges. Methods for measuring impairment include market appraisals and cash flow analyses and recognizing impairment results in a new cost basis.

INTANGIBLE ASSETS

The Group capitalizes certain costs relating to the acquisition, installation and development of software. The Group depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, normally not exceeding three years.

Identifiable intangible assets are generally acquired through business combinations and other transfers of assets. Acquired intangible assets are initially recorded at fair value and depreciated over their estimated useful life, not to exceed 20 years. The useful life of intangible assets relating to individuals does not exceed five years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Goodwill represents the excess of purchase price over the estimated fair value of net assets acquired at the acquisition date. The goodwill included in this balance sheet position arises from acquisitions after January 1, 1997. Prior to January 1, 1997, goodwill was charged to equity. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 20 years.

The Present Value of Future Profits (PVFP) is the present value of anticipated profits embedded in each life and health insurance portfolio purchased. Interest accrues on the unamortized PVFP based upon the policy liability rate or contract rate. The PVFP asset is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for participating traditional life products and non-traditional life products, respectively, and over the premium-paying period in proportion to premiums for other traditional life products.

Expected future profits used in determining the PVFP are based on actuarial determinations of future premium collection, mortality, morbidity, surrenders, operating expenses, and yields on assets supporting policy liabilities as well as other factors.

The discount rate used to determine the PVFP is the rate of return required to invest in the business being acquired. Additionally, the PVFP asset is adjusted for the impact on estimated gross margins and profits net of unrealized gains and losses on securities.

Periodically, the PVFP asset is evaluated for recoverability. If the present value of future net cash flows from the blocks of business acquired is insufficient to recover the PVFP, the difference is charged to expense as an additional write-off of the PVFP.

It is the Group's policy to evaluate for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of an intangible asset exceeds its expected future cash flows, computed undiscounted and without interest charges. Methods for measuring impairment include where appropriate, market appraisals and cash flow analyses and recognizing impairment results in a new cost basis.

DEFERRED POLICY ACQUISITION COSTS

Deferred policy acquisition costs consist primarily of commissions, underwriting expense and policy issuance costs and are included in ACCRUED INCOME AND PREPAID EXPENSE. Acquisition costs, which vary with and are directly related to the acquisition of insurance contracts, are deferred to the extent they are deemed recoverable.

Deferred policy acquisition costs on participating traditional life products are amortized over the expected life of the contracts in proportion to the estimated gross margins. Deferred policy acquisition costs on other traditional life products are amortized over the premium paying period of the related policies in proportion to net premiums using assumptions consistent with those used in computing the provision for future policy benefits. Deferred policy acquisition costs on non-traditional life products are amortized over the expected life of the contracts as a constant percentage of the estimated gross profits.

The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross margins or profits for all contracts are reflected in the current period income statement. The deferred policy acquisition costs asset related to participating traditional life products and non-traditional life products is adjusted for the impact on estimated gross margins or profits net of unrealized gains and losses on securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred policy acquisition costs for non-life products are amortized over the periods in which the premiums are earned. Future investment income attributable to related premiums is taken into account in measuring the recoverability of the carrying value of this asset.

TAXES

Income tax expense is calculated on the basis of the annual results of the individual financial statements of the Group companies. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are calculated based on expected tax rates and are recorded in OTHER ASSETS and VALUATION ADJUSTMENTS AND PROVISIONS, respectively. Deferred income tax expense represents the net change in the deferred tax asset or liability balance during the year and is charged to tax expense, except to the extent the change relates to transactions recognized directly in shareholders' equity. This amount together with income taxes payable or receivable in the current year represents the total income tax expense for the year. Generally, deferred tax assets for net operating loss carry-forwards are not recognized. Deferred tax assets on net operating losses are recorded in the event management's assessment is that their realization in a future period is certain, based on contracts existing at the balance sheet date to sell businesses at a taxable gain. Other deferred tax assets are recognized subject to management's judgment that realization is more likely than not. No provision is made for non-recoverable withholding taxes on undistributed profits of Group companies.

RESERVE FOR GENERAL BANKING RISKS

In accordance with Swiss banking regulations, the reserve for general banking risks is recorded as a separate component of shareholders' equity. Changes to this equity component are disclosed as an extraordinary item in the income statement.

REPURCHASE AND REVERSE REPURCHASE AGREEMENTS (REPOS)

The Group enters into purchases of securities under agreements to resell as well as sales of securities under agreements to repurchase substantially identical securities. Such agreements normally do not constitute economic sales and are therefore treated as financing transactions. Securities sold subject to such agreements continue to be recognized in the balance sheet. The proceeds from the sale of these securities are treated as liabilities. Securities purchased under agreements to resell are recognized as loans collateralized by securities. Receivables and liabilities are valued using the accrual method. Those held in the trading book (matched book repo trading) are carried at fair value. Transactions in which economic control over the securities transferred has been relinquished are reported as either purchases or sales together with a related forward commitment to resell or repurchase.

SECURITIES LENDING AND BORROWING

Securities borrowed and lent with cash collateral and daily margining are reported as repurchase and reverse repurchase transactions. All other securities borrowed and lent that are collateralized by cash are included in the balance sheet at amounts equal to the cash advanced or received. Securities lent or securities provided as collateral for securities borrowed continue to be recognized in the balance sheet at their carrying value if control over the securities transferred is not relinquished. Securities borrowed and securities received as collateral for securities lent are only recognized in the balance sheet if control

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

over the securities transferred is relinquished. Lending fees earned or incurred are recognized as interest income and interest expense, respectively for the banking business and as INVESTMENT INCOME FROM THE INSURANCE BUSINESS for the insurance business.

PENSION PLANS

The Group sponsors various retirement benefit plans for its employees worldwide. These plans include both defined benefit and defined contribution plans, as well as other retirement benefits such as post-retirement life insurance and post-employment medical benefits. Pension expense is recorded in PERSONNEL EXPENSES and is based on either actual contributions or actuarial valuation methods and projected plan liabilities for accrued service.

PREMIUM INCOME AND RELATED EXPENSES

Premiums from traditional life products, both participating and non-participating, are recognized as revenue when due from the policyholder. Profit for contracts with a limited number of premium payments is deferred and recognized over the period that coverage is provided.

Premiums from non-traditional life products are recognized as revenue when due from the policyholder. For contracts with front-end fees, any excess front-end fees are deferred and recognized in proportion to the estimated gross profits. These deferred fees are adjusted for the impact on estimated gross profits net of unrealized gains and losses on securities.

Premiums from non-life products are recorded at inception of the contract and are earned primarily on a pro-rata basis over the term of the related policy coverage with the unearned portion deferred in the balance sheet as unearned premiums.

REINSURANCE

Contracts providing for indemnification against loss or liability relating to insurance risk are accounted for as reinsurance. Reinsurance contracts that do not transfer significant insurance risk are accounted for as deposits.

Gains on retroactive reinsurance ceded are deferred and amortized over the estimated remaining settlement period.

TECHNICAL PROVISIONS FOR THE INSURANCE BUSINESS

PROVISION FOR FUTURE POLICYHOLDER BENEFITS

The provision for future policyholder benefits for participating traditional life products is computed using the net level premium method, which represents the present value of future policy benefits less the present value of future net premiums. The method uses assumptions for mortality and interest rates guaranteed in the contracts or used in determining dividends.

The provision for future policyholder benefits for other traditional life products is computed using the net level premium method. The assumptions are based on the Group's experience and industry standards including provision for adverse deviations that were in effect as of the issue date of the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The provision for future policyholder benefits for non-traditional life products is equal to the account value, which represents premiums received and allocated investment return credited to the policy less deductions for mortality costs and expense charges.

When the provision for future policyholder benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future benefits and expenses for the line of business, deferred policy acquisition costs are written-off to income and, if required, a premium deficiency reserve is established by a charge to income. A premium deficiency reserve is adjusted for the impact of net unrealized gains and losses.

PROVISION FOR DEATH AND OTHER BENEFITS

Claim reserves represent amounts due on life and accident and health claims that have accrued as of the balance sheet date, but have not yet been paid. This includes incurred but not reported claims (IBNR) and claims expense liability. The interest rate used to discount future payments is impacted by the net unrealized gains and losses on securities, resulting in an adjustment to claim reserves.

PROVISION FOR FUTURE DIVIDENDS TO POLICYHOLDERS

Dividends on participating traditional life products are accrued when earned and calculated in accordance with local statutory or contractual regulations. The provision for policyholder dividends also includes a deferred bonus reserve
(DBR), which represents amounts that result from differences between these presented financial statements and the local statutory financial statements and that will reverse and enter into future policyholder dividends calculations. The calculation of the DBR reflects only the contractual or regulatory defined minimum distribution to policyholders.

The provision for policyholder dividends is adjusted for the impact of net unrealized gains and losses on securities to the extent that the policyholder will participate in such gains and losses on the basis of contractual or regulatory requirements when they are realized.

LIFE PRODUCTS, WHERE THE INVESTMENT RISK IS BORNE BY POLICYHOLDERS

Assets and liabilities are maintained separately for non-traditional life products designed to meet specific investment objectives of policyholders. The policyholder bears the investment risk associated with the products, and investment income and investment gains and losses accrue directly to the policyholders. Assets and liabilities associated with these products are carried at fair value. Changes in the fair value of assets and liabilities are recognized in INVESTMENT INCOME FROM THE INSURANCE BUSINESS and CLAIMS INCURRED AND ACTUARIAL PROVISIONS.

PROVISION FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

Claim and claim adjustment expenses are recorded as incurred. Claim provisions comprise estimates of the unpaid portion of the reported losses and estimates of the amount of losses incurred but not yet reported to the insurer. Management periodically reviews the estimates, which may change in light of new information. Any subsequent adjustments are recorded in the period in which they are determined.

Certain claim reserves for which the payment pattern and ultimate cost are fixed and reliably determinable on an individual claim basis are discounted at a maximum of the risk-free rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2  Changes to accounting policies

Prior to 2001, deferred tax assets for net operating loss carry-forwards were not recorded. The new policy only allows such deferred tax assets to be recorded in the event of a sale of a business at a taxable gain where the realization of the deferred tax asset is certain. The impact on the 2001 financial statements was a tax benefit of CHF 303 million (USD 179 million). The 2000 and 1999 consolidated financial statements would be unchanged had they been prepared under the new policy.

3  Acquisitions and divestitures

The scope of consolidation has undergone the following material changes:

Acquisitions

VOJENSKY OTEVRENY PENZIJNI FOND (VOPF)

On April 4, 2001, Winterthur Life & Pensions acquired one of the largest Czech pension funds, Vojensky Otevreny Penzijni Fond (VOPF). The Group acquired 93.28% of total capital on January 18, 2001 and 6.66% of total capital on May 9, 2001.

JO HAMBRO INVESTMENT MANAGEMENT LIMITED

On February 7, 2001, Credit Suisse Private Banking acquired JO Hambro Investment Management Ltd., an investment company targeting high-net-worth individuals.

COMMERCIAL GENERAL UNION

On September 30, 2001, Winterthur Insurance acquired the non-life insurance activities of Commercial General Union in Belgium.

SLC ASSET MANAGEMENT

On December 7, 2001, Credit Suisse Asset Management acquired SLC Asset Management Limited, SLC Pooled Pensions Limited and Sun Life of Canada Unit Managers Limited, the principal UK asset management subsidiaries of Sun Life Financial Services of Canada Inc. The companies are asset management companies with contracts for management of the insurance assets (including property) of their former affiliate Sun Life Assurances Company of Canada (UK) Limited and third-party institutional and retail funds.

Divestitures

WINTERTHUR INTERNATIONAL

Effective June 30, 2001, Winterthur Insurance sold its large multinational corporate insurance business Winterthur International to the Bermuda-based financial services group XL Capital Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CSFBDIRECT, INC.

On February 1, 2002, Credit Suisse First Boston (USA), Inc. completed the previously announced sale of CSFBDIRECT, Inc., its US-based online trading operations, to the Bank of Montreal.

DLJDIRECT, LTD.

On January 25, 2002, Credit Suisse First Boston (USA), Inc. completed the previously announced sale of DLJDIRECT, Ltd., its UK-based online trading operations, to TD Waterhouse.

AUTRANET

On February 1, 2002, Credit Suisse First Boston (USA), Inc. completed the previously announced sale of Autranet, a broker-dealer subsidiary active in the distribution to institutional investors of investment research products purchased from independent research specialists, to The Bank of New York.

4  Segment reporting

4.1  Segment reporting by operating segments

The activities of the Group are managed and organized based on the different types of products and services that the Group offers to its customers. Operating income includes income directly attributable to the individual segments as further described below.

The following presentation shows the Group's segment results for the years ended December 31, 2001, 2000 and 1999 based on the structure in effect from January 1, 2002. Based on the Group's management reporting principles after giving effect to the realignment, the Group reports six segments: Private Banking, Corporate & Retail Banking, Life & Pensions, Insurance, Investment Banking and CSFB Financial Services. The Credit Suisse Financial Services business unit totals the results of the Private Banking, Corporate & Retail Banking, Life & Pensions and Insurance segments. The Credit Suisse First Boston business unit totals the results of the Investment Banking and CSFB Financial Services segments.

The Group's consolidated results comprise the results of the segments and of the Corporate Center. Corporate Center costs and revenues attributable to operating businesses have been allocated to the respective segments. The Corporate Center also records expenses relating to projects sponsored by the Group, restructuring costs, the difference between provisions for expected credit risk recorded by each segment and actual credit loss experience, as well as other items as set out below.

INTER-SEGMENT REVENUE SHARING AND COST ALLOCATION

Responsibility for each of the Group's products is allocated to one of the segments. In cases where one segment contributes to the performance of another, revenue sharing agreements are in place to compensate for such efforts. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. Allocated revenues are added to, or deducted from, the revenue line item of the respective segments.

Certain administrative, processing and information technology services may be based in one segment but shared by other segments. The segment supplying the service receives compensation from the recipient

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS segment on the basis of service level agreements and transfer payments. Service level agreements are negotiated periodically by the relevant segments with regard to each individual product or service. The cost of shared services and their related allocations are added to, or deducted from, OTHER OPERATING EXPENSES in the respective segments.

The aim of the revenue sharing and cost allocation agreements is to reflect the pricing structure of an unrelated third-party transaction, although this is not achieved in all cases.

OWN USE REAL ESTATE

Own use real estate in Switzerland, which consists primarily of bank premises, is managed centrally. Real estate costs reflect market rent plus an additional charge if actual costs exceed market rent. These costs are included in the OTHER OPERATING EXPENSES line of each segment.

VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES

Provisions for credit risk at the segment level are generally based on expected credit losses, which are determined according to a statistical model derived from historical average losses. Management believes that the statistical model provides a long-term view of credit loss experience. In any year, statistically determined provisions may be higher or lower than the actual credit experience relating to the credit risks covered by this model, depending on the economic environment, interest rates and other factors. The segments record an expense item for statistically determined expected credit provisions. On a consolidated basis, the VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES line in the income statement reflects actual credit provisions for the year. To reflect the difference between the expected credit provisions recorded by the segment and the actual credit provisions for the year, an adjustment is recorded at the Corporate Center.

Non-credit related losses and counterparty defaults other than those relating to the lending business are not covered by the statistical model. Provisions for these losses and defaults are based on actual experience and are recorded by the relevant segment.

TAXES

Taxes are calculated individually for each segment, on the basis of average tax rates across its various geographic markets, as if the segment operated on a stand-alone basis. The difference between these average tax rates and the actual consolidated tax expense results in an adjustment to taxes at the Corporate Center.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Segment income statement for the year ended December 31, 2001 1)

                                                                                                                           Credit
                                                    Corporate &                                                            Suisse
                                          Private        Retail     Life &                                              Financial
in CHF m                                  Banking       Banking   Pensions   Insurance   Subtotal   Reclassifications    Services
---------------------------------------------------------------------------------------------------------------------------------
Operating income 2)                       7,245        2,398       2,503       3,236      15,382             --          15,382
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                        2,502        1,000         749       1,388       5,639             --           5,639
Other operating expenses                  1,522          620         671         873       3,686             --           3,686
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses                        4,024        1,620       1,420       2,261       9,325             --           9,325
---------------------------------------------------------------------------------------------------------------------------------
Gross operating profit                    3,221          778       1,083         975       6,057             --           6,057
---------------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets 3)       215           84         350         169         818             --             818
Amortization of acquired intangible
  assets and goodwill                        --           --          --          --          --            116             116
Valuation adjustments, provisions and
  losses                                     75          308          --          --         383             --             383
---------------------------------------------------------------------------------------------------------------------------------
Net operating profit before
  extraordinary items,
  acquisition-related costs and taxes     2,931          386         733         806       4,856           (116)          4,740
---------------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net         12           13           0           0          25                             25
Taxes                                      (642)         (94)       (153)       (224)     (1,113)             2          (1,111)
---------------------------------------------------------------------------------------------------------------------------------
Net operating profit before
  acquisition-related costs and
  minority interests                      2,301          305         580         582       3,768           (114)          3,654
---------------------------------------------------------------------------------------------------------------------------------
Amortization of acquired intangible
  assets and goodwill                                                                       (116)           116               0
Tax impact                                                                                     2             (2)              0
---------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                       3,654             --           3,654
---------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                           (69)            --             (69)
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                 3,585             --           3,585
---------------------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses.
    Acquisition-related costs and minority interests are reported separately at the business unit level only.

2) Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business.

3) Including amortization of Present Value of Future Profits, or PVFP from the insurance businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Segment income statement for the year ended December 31, 2001 (continued) 1)

                                                           CSFB                                  Reclassifications         Credit
                                         Investment   Financial                                        Exceptional   Suisse First
in CHF m                                    Banking    Services   Subtotal   Reclassifications               items         Boston
---------------------------------------------------------------------------------------------------------------------------------
Operating income                           21,217       4,045      25,262            (828)                (34)          24,400
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                         11,764       1,967      13,731             812                 985           15,528
Other operating expenses                    5,176       1,336       6,512              --                  --            6,512
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses                         16,940       3,303      20,243             812                 985           22,040
---------------------------------------------------------------------------------------------------------------------------------
Gross operating profit                      4,277         742       5,019          (1,640)             (1,019)           2,360
---------------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets            772         179         951              --                  12              963
Amortization of acquired intangible
  assets and goodwill                          --          --          --           1,455                  --            1,455
Valuation adjustments, provisions and
  losses                                    1,514          27       1,541              --                 397            1,938
---------------------------------------------------------------------------------------------------------------------------------
Net operating profit/(loss) before
  extraordinary items,
  acquisition-related costs,
  exceptional items and taxes               1,991         536       2,527          (3,095)             (1,428)          (1,996)
---------------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net           (1)        (14)        (15)             --                  --              (15)
Taxes                                        (439)        (85)       (524)            812                 336              624
---------------------------------------------------------------------------------------------------------------------------------
Net operating profit/(loss) before
  acquisition-related costs,
  exceptional items and minority
  interests                                 1,551         437       1,988          (2,283)             (1,092)          (1,387)
---------------------------------------------------------------------------------------------------------------------------------
Acquisition interest                                                 (828)            828                  --                0
Amortization of retention payments                                   (812)            812                  --                0
Amortization of acquired intangible
  assets and goodwill                                              (1,455)          1,455                  --                0
Exceptional items                                                  (1,428)             --               1,428                0
Tax impact                                                          1,148            (812)               (336)               0
---------------------------------------------------------------------------------------------------------------------------------
Net profit/(loss) before minority
  interests                                                        (1,387)             --                  --           (1,387)
---------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                     (1)             --                  --               (1)
---------------------------------------------------------------------------------------------------------------------------------
Net profit/(loss)                                                  (1,388)             --                  --           (1,388)
---------------------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income,
    b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses, d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income and e) excluding exceptional items from operating income, personnel expenses, depreciation of non-current assets and valuation adjustments, provisions and losses. Acquisition-related costs, exceptional items and minority interests are reported separately at the business unit level only.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Business unit income statement for the year ended December 31, 2001 (continued)
  1)

                                                              Credit
                                                              Suisse         Credit                                Credit
                                                           Financial   Suisse First                Corporate       Suisse
in CHF m                                                    Services         Boston     Subtotal      Center        Group
-------------------------------------------------------------------------------------------------------------------------
Operating income                                             15,382       24,400         39,782        (628)      39,154
-------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                            5,639       15,528         21,167         723       21,890
Other operating expenses                                      3,686        6,512         10,198      (1,804)       8,394
-------------------------------------------------------------------------------------------------------------------------
Operating expenses                                            9,325       22,040         31,365      (1,081)      30,284
-------------------------------------------------------------------------------------------------------------------------
Gross operating profit                                        6,057        2,360          8,417         453        8,870
-------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                              818 2)       963          1,781         405        2,186
Amortization of acquired intangible assets and goodwill         116        1,455          1,571          (8)       1,563
Valuation adjustments, provisions and losses                    383        1,938          2,321         271        2,592
-------------------------------------------------------------------------------------------------------------------------
Profit/(loss) before extraordinary items and taxes            4,740       (1,996)         2,744        (215)       2,529
-------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                             25          (15)            10        (239)        (229)
Taxes                                                        (1,111)         624           (487)          1         (486)
-------------------------------------------------------------------------------------------------------------------------
Net profit/(loss) before minority interests                   3,654       (1,387)         2,267        (453)       1,814
-------------------------------------------------------------------------------------------------------------------------
Minority interests                                              (69)          (1)           (70)       (157)        (227)
-------------------------------------------------------------------------------------------------------------------------
Net profit/(loss)                                             3,585       (1,388)         2,197        (610)       1,587
-------------------------------------------------------------------------------------------------------------------------

Other data
Total assets as of December 31, 2001 3)                     395,164      698,518      1,093,682     (71,169)   1,022,513
-------------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation.

2)  Including amortization of PVFP from the insurance businesses.

3)  Intersegment consolidation items have been eliminated in Corporate Center.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Segment income statement for the year ended December 31, 2000 1)

                                                                                                                           Credit
                                                    Corporate &                                                            Suisse
                                          Private        Retail     Life &                                              Financial
in CHF m                                  Banking       Banking   Pensions   Insurance   Subtotal   Reclassifications    Services
---------------------------------------------------------------------------------------------------------------------------------
Operating income 2)                       7,913        2,324       2,075       3,459      15,771            --           15,771
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                        2,420          940         664       1,337       5,361            --            5,361
Other operating expenses                  1,350          673         544         823       3,390            --            3,390
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses                        3,770        1,613       1,208       2,160       8,751            --            8,751
---------------------------------------------------------------------------------------------------------------------------------
Gross operating profit                    4,143          711         867       1,299       7,020            --            7,020
---------------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets 3)       101           37         101         159         398            --              398
Amortization of acquired intangible
  assets and goodwill                        --           --          --          --          --            55               55
Valuation adjustments, provisions and
  losses                                    213          510          --          --         723            --              723
---------------------------------------------------------------------------------------------------------------------------------
Net operating profit before
  extraordinary items,
  acquisition-related costs and taxes     3,829          164         766       1,140       5,899           (55)           5,844
---------------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net          1           20           0           0          21            --               21
Taxes                                      (865)         (42)       (101)       (305)     (1,313)           --           (1,313)
---------------------------------------------------------------------------------------------------------------------------------
Net operating profit before
  acquisition-related costs and
  minority interests                      2,965          142         665         835       4,607           (55)           4,552
---------------------------------------------------------------------------------------------------------------------------------
Amortization of acquired intangible
  assets and goodwill                                                                        (55)           55                0
---------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                       4,552            --            4,552
Minority interests                                                                          (176)           --             (176)
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                 4,376            --            4,376
---------------------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses.
    Acquisition-related costs and minority interests are reported separately at the business unit level only.

2) Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business.

3)  Including amortization of PVFP from the insurance businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Segment income statement for the year ended December 31, 2000 (continued) 1)

                                                                             CSFB                                        Credit
                                                           Investment   Financial                                  Suisse First
in CHF m                                                      Banking    Services   Subtotal   Reclassifications         Boston
-------------------------------------------------------------------------------------------------------------------------------
Operating income                                             20,092       2,059      22,151           (225)           21,926
-------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                           11,224         791      12,015            181            12,196
Other operating expenses                                      3,905         681       4,586             --             4,586
-------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                           15,129       1,472      16,601            181            16,782
-------------------------------------------------------------------------------------------------------------------------------
Gross operating profit                                        4,963         587       5,550           (406)            5,144
-------------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                              596          77         673             --               673
Amortization of acquired intangible assets and goodwill          --          --          --            349               349
Valuation adjustments, provisions and losses                    536           1         537             --               537
-------------------------------------------------------------------------------------------------------------------------------
Net operating profit before extraordinary items,
  acquisition-related costs and taxes                         3,831         509       4,340           (755)            3,585
-------------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                              0          (1)         (1)            --                (1)
Taxes                                                        (1,033)        (74)     (1,107)           167              (940)
-------------------------------------------------------------------------------------------------------------------------------
Net operating profit before acquisition-related costs and
  minority interests                                          2,798         434       3,232           (588)            2,644
-------------------------------------------------------------------------------------------------------------------------------
Acquisition interest                                                                   (225)           225                 0
Amortization of retention payments                                                     (181)           181                 0
Amortization of acquired intangible assets and goodwill                                (349)           349                 0
Tax impact                                                                              167           (167)                0
-------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                  2,644             --             2,644
-------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                       (3)            --                (3)
-------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                            2,641             --             2,641
-------------------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income,
    b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income, amortization of retention payments from personnel expenses and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and
    d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income. Acquisition-related costs and minority interests are reported separately at the business unit level only.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Business unit income statement for the year ended December 31, 2000 (continued)
  1)

                                                             Credit
                                                             Suisse         Credit                                Credit
                                                          Financial   Suisse First                  Corporate     Suisse
in CHF m 1)                                                Services         Boston     Subtotal        Center      Group
------------------------------------------------------------------------------------------------------------------------
Operating income                                            15,771       21,926         37,697         (466)     37,231
------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                           5,361       12,196         17,557          946      18,503
Other operating expenses                                     3,390        4,586          7,976       (1,331)      6,645
------------------------------------------------------------------------------------------------------------------------
Operating expenses                                           8,751       16,782         25,533         (385)     25,148
------------------------------------------------------------------------------------------------------------------------
Gross operating profit                                       7,020        5,144         12,164          (81)     12,083
------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                             398 2)       673          1,071          282       1,353
Amortization of acquired intangible assets and goodwill         55          349            404           (1)        403
Valuation adjustments, provisions and losses                   723          537          1,260            5       1,265
------------------------------------------------------------------------------------------------------------------------
Profit before extraordinary items and taxes                  5,844        3,585          9,429         (367)      9,062
------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                            21           (1)            20       (1,711)     (1,691)
Taxes                                                       (1,313)        (940)        (2,253)         904      (1,349)
------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                         4,552        2,644          7,196       (1,174)      6,022
------------------------------------------------------------------------------------------------------------------------
Minority interests                                            (176)          (3)          (179)         (58)       (237)
------------------------------------------------------------------------------------------------------------------------
Net profit                                                   4,376        2,641          7,017       (1,232)      5,785
------------------------------------------------------------------------------------------------------------------------

Other data
Total assets as of December 31, 2000 3)                    365,176      684,713      1,049,889      (62,456)    987,433
------------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation.

2)  Including amortization of PVFP from the insurance businesses.

3)  Intersegment consolidation items have been eliminated in Corporate Center.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Segment income statement for the year ended December 31, 1999 1)

                                                                                                                           Credit
                                                    Corporate &                                                            Suisse
                                          Private        Retail     Life &                                              Financial
in CHF m                                  Banking       Banking   Pensions   Insurance   Subtotal   Reclassifications    Services
---------------------------------------------------------------------------------------------------------------------------------
Operating income 2)                       6,039        2,154         626       2,740      11,559            --           11,559
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                        1,947          872         533       1,267       4,619            --            4,619
Other operating expenses                  1,006          628         413         787       2,834            --            2,834
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses                        2,953        1,500         946       2,054       7,453            --            7,453
---------------------------------------------------------------------------------------------------------------------------------
Gross operating profit/(loss)             3,086          654        (320)        686       4,106            --            4,106
---------------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets 3)        60           17          84          71         232            --              232
Amortization of acquired intangible
  assets and goodwill                        --           --          --          --          --            29               29
Valuation adjustments, provisions and
  losses                                    112          553          --          --         665            --              665
---------------------------------------------------------------------------------------------------------------------------------
Net operating profit/(loss) before
  extraordinary items,
  acquisition-related costs and taxes     2,914           84        (404)        615       3,209           (29)           3,180
---------------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net         18           34           0           0          52            --               52
Taxes                                      (623)         (23)        132        (178)       (692)           --             (692)
---------------------------------------------------------------------------------------------------------------------------------
Net operating profit/(loss) before
  acquisition-related costs and
  minority interests                      2,309           95        (272)        437       2,569           (29)           2,540
---------------------------------------------------------------------------------------------------------------------------------
Amortization of acquired intangible
  assets and goodwill                                                                        (29)           29                0
---------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                       2,540            --            2,540
---------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                           (62)           --              (62)
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                                 2,478            --            2,478
---------------------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in excluding acquisition-related costs of amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses.
    Acquisition-related costs and minority interests are reported separately at the business unit level only.

2) Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business.

3)  Including amortization of PVFP from the insurance businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Segment income statement for the year ended December 31, 1999 (continued) 1)

                                                                             CSFB                                        Credit
                                                           Investment   Financial                                  Suisse First
in CHF m                                                      Banking    Services   Subtotal   Reclassifications         Boston
-------------------------------------------------------------------------------------------------------------------------------
Operating income                                             14,532       1,170      15,702            (21)           15,681
-------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                            7,619         454       8,073             --             8,073
Other operating expenses                                      3,095         389       3,484             --             3,484
-------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                           10,714         843      11,557             --            11,557
-------------------------------------------------------------------------------------------------------------------------------
Gross operating profit                                        3,818         327       4,145            (21)            4,124
-------------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                              371          22         393             --               393
Amortization of acquired intangible assets and goodwill          --          --          --             90                90
Valuation adjustments, provisions and losses                    786           0         786             --               786
-------------------------------------------------------------------------------------------------------------------------------
Net operating profit before extraordinary items,
  acquisition-related costs and taxes                         2,661         305       2,966           (111)            2,855
-------------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                              0          (2)         (2)            --                (2)
Taxes                                                          (715)        (24)       (739)             2              (737)
-------------------------------------------------------------------------------------------------------------------------------
Net operating profit before acquisition-related costs and
  minority interests                                          1,946         279       2,225           (109)            2,116
-------------------------------------------------------------------------------------------------------------------------------
Acquisition interest                                                                    (21)            21                 0
Amortization of acquired intangible assets and goodwill                                 (90)            90                 0
Tax impact                                                                                2             (2)                0
-------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                                                  2,116             --             2,116
-------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                       (1)            --                (1)
-------------------------------------------------------------------------------------------------------------------------------
Net profit                                                                            2,115             --             2,115
-------------------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation. The presentation of segment results differs from the presentation of the Group's consolidated results in a) including brokerage, execution and clearing expenses as part of other operating expenses in line with certain US competitors, rather than netted against operating income,
    b) reporting contractor costs as part of other operating expenses instead of personnel expenses, c) excluding acquisition-related costs of acquisition interest from operating income and amortization of acquired intangible assets and goodwill from depreciation, valuation adjustments and losses and
    d) deducting expenses related to certain redeemable preferred securities classified as minority interests from operating income. Acquisition-related costs and minority interests are reported separately at the business unit level only.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Business unit income statement for the year ended December 31, 1999 (Continued)
  1)

                                                               Credit
                                                               Suisse         Credit                              Credit
                                                            Financial   Suisse First                Corporate     Suisse
in CHF m                                                     Services         Boston   Subtotal        Center      Group
------------------------------------------------------------------------------------------------------------------------
Operating income                                              11,559       15,681       27,240         (596)     26,644
------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                             4,619        8,073       12,692          862      13,554
Other operating expenses                                       2,834        3,484        6,318       (1,091)      5,227
------------------------------------------------------------------------------------------------------------------------
Operating expenses                                             7,453       11,557       19,010         (229)     18,781
------------------------------------------------------------------------------------------------------------------------
Gross operating profit                                         4,106        4,124        8,230         (367)      7,863
------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                               232 2)       393          625          356         981
Amortization of acquired intangible assets and goodwill           29           90          119           (9)        110
Valuation adjustments, provisions and losses                     665          786        1,451           89       1,540
------------------------------------------------------------------------------------------------------------------------
Profit before extraordinary items and taxes                    3,180        2,855        6,035         (803)      5,232
------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses), net                              52           (2)          50         (109)        (59)
Taxes                                                           (692)        (737)      (1,429)         574        (855)
------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                           2,540        2,116        4,656         (338)      4,318
------------------------------------------------------------------------------------------------------------------------
Minority interests                                               (62)          (1)         (63)          (5)        (68)
------------------------------------------------------------------------------------------------------------------------
Net profit                                                     2,478        2,115        4,593         (343)      4,250
------------------------------------------------------------------------------------------------------------------------

Other data
Total assets as of December 31, 1999 3)                      342,608      452,906      795,514      (66,492)    729,022
------------------------------------------------------------------------------------------------------------------------

1) Certain reclassifications have been made to conform to the current presentation.

2)  Including amortization of PVFP from the insurance businesses.

3)  Intersegment consolidation items have been eliminated in Corporate Center.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.2  Segment reporting by geographic segments

Segment reporting by geographic location

The geographic analysis of income and assets is provided in order to comply with the STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION and does not reflect the way the Group is managed. Management believes "Note 4.1 Segment reporting by operating segments" is a more meaningful representation of the way in which the Group is managed.

                                                                         Other                     Asia/
Gross operating income 2001 1)                                        European                  Pacific/
in CHF m                                               Switzerland   Countries     Americas       Africa       Total
--------------------------------------------------------------------------------------------------------------------
Interest income                                             7,188       10,999       22,324        1,768      42,279
Commission and service fee income                           5,099        3,263        9,634          814      18,810
Net trading income                                          1,386        3,541        3,582          674       9,183
Insurance premiums earned, net                             11,505       17,122        2,777          791      32,195
Investment income from the insurance business               3,373        2,266          276          (39)      5,876
Other ordinary income                                       1,030          822          155          591       2,598
--------------------------------------------------------------------------------------------------------------------
Gross operating income                                     29,581       38,013       38,748        4,599     110,941
--------------------------------------------------------------------------------------------------------------------
Expenses 2)                                                    --           --           --           --     (71,787)
--------------------------------------------------------------------------------------------------------------------
Operating income                                               --           --           --           --      39,154
--------------------------------------------------------------------------------------------------------------------

                                                                        Other                     Asia/
Gross operating income 2000 1)                                       European                  Pacific/
in CHF m                                              Switzerland   Countries     Americas       Africa       Total
-------------------------------------------------------------------------------------------------------------------
Interest income                                             7,474      10,508       19,444        1,482      38,908
Commission and service fee income                           5,492       3,445        7,627          861      17,425
Net trading income                                          1,790       3,477        2,311        1,213       8,791
Insurance premiums earned, net                             10,975      14,543        2,458          714      28,690
Investment income from the insurance business               3,962       4,358          338         (169)      8,489
Other ordinary income                                       1,379         645          336          263       2,623
-------------------------------------------------------------------------------------------------------------------
Gross operating income                                     31,072      36,976       32,514        4,364     104,926
-------------------------------------------------------------------------------------------------------------------
Expenses 2)                                                     -           -            -            -     (67,695)
-------------------------------------------------------------------------------------------------------------------
Operating income                                                -           -            -            -      37,231
-------------------------------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

1) The geographic analysis is based on the location of the office recording the transactions.
2) Includes interest expenses, commission expenses, claims incurred and technical provisions for the insurance business, commission expenses from the insurance business and sundry ordinary expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Other                     Asia/
Gross operating income 1999 1)                                       European                  Pacific/
in CHF m                                              Switzerland   Countries     Americas       Africa         Total
---------------------------------------------------------------------------------------------------------------------
Interest income                                            5,159        7,900        9,821        1,098      23,978
Commission and service fee income                          4,379        2,355        4,205          552      11,491
Net trading income                                         1,371        2,464        1,552        1,191       6,578
Insurance premiums earned, net                            10,851       12,876        2,072          347      26,146
Investment income from the insurance business              2,545        3,802          295           14       6,656
Other ordinary income                                        565          255          108          265       1,193
---------------------------------------------------------------------------------------------------------------------
Gross operating income                                    24,870       29,652       18,053        3,467      76,042
---------------------------------------------------------------------------------------------------------------------
Expenses 2)                                                    -            -            -            -     (49,398)
---------------------------------------------------------------------------------------------------------------------
Operating income                                               -            -            -            -      26,644
---------------------------------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

1) The geographic analysis is based on the location of the office recording the transactions.
2) Includes interest expenses, commission expenses, claims incurred and technical provisions for the insurance business, commission expenses from the insurance business and sundry ordinary expenses.

                                                              Tangible fixed assets       Total assets
Assets by countries/regions 1)                                ---------------------   --------------------
in CHF m                                                       31.12.01    31.12.00    31.12.01   31.12.00
----------------------------------------------------------------------------------------------------------
Switzerland                                                      4,692       4,708      208,427    210,704
United Kingdom                                                   1,270       1,330      146,415    107,480
Germany                                                            591         533       74,553     66,634
Other European countries                                           474         462      107,411    113,608
North America                                                    1,663       2,148      380,009    378,687
Central and South America                                          513         521       33,161     23,321
Asia/Pacific                                                       214         206       66,388     81,207
Middle Eastern countries                                             4           4        3,820      3,560
Africa                                                               1           1        2,329      2,232
----------------------------------------------------------------------------------------------------------
Total                                                            9,422       9,913    1,022,513    987,433
----------------------------------------------------------------------------------------------------------

1) The geographic analysis of tangible fixed assets is based on the location of the reporting entities, whereas the analysis of total assets is driven by the customers' domicile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5  Subsequent events

Acquisitions and divestitures

HOLT VALUE ASSOCIATES L.P.

On January 31, 2002, Credit Suisse First Boston (USA), Inc. acquired HOLT Value Associates, L.P., a leading provider of independent research and valuation services to asset managers.

Changes in capital structure

The Group's Board of Directors will propose a par value reduction of CHF 2 per share in lieu of a dividend to the Annual General Meeting on May 31, 2002. If approved by the Annual General Meeting, this capital reduction will be paid out on August 14, 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6 Income statement of the
banking and insurance
business 1)
                                        Banking business                Insurance business              Credit Suisse Group
                                 ------------------------------   ------------------------------   ------------------------------
in CHF m                             2001       2000       1999       2001       2000       1999       2001       2000       1999
---------------------------------------------------------------------------------------------------------------------------------
Net interest income                 6,680      5,239      5,252         --         --         --      6,751      5,313      5,338
Net commission and service
  income                           17,866     16,629     10,870         --         --         --     17,845     16,596     10,856
Net trading income                  9,183      8,791      6,578         --         --         --      9,183      8,791      6,578
Income from the insurance
  business 2)                          --         --         --      6,352      6,197      4,226      6,300      6,166      4,166
Other ordinary
  income/(expenses), net             (538)     1,046        577       (380)      (666)      (853)      (925)       365       (294)
---------------------------------------------------------------------------------------------------------------------------------
Operating income                   33,191     31,705     23,277      5,972      5,531      3,373     39,154     37,231     26,644
---------------------------------------------------------------------------------------------------------------------------------
Salaries and other compensation    17,414     14,616     10,331      1,675      1,523      1,298     19,089     16,139     11,629
Employee benefits                   1,452      1,159        908        358        359        297      1,810      1,518      1,205
Other personnel expenses              886        724        515        105        122        205        991        846        720
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses 2)              19,752     16,499     11,754      2,138      2,004      1,800     21,890     18,503     13,554
---------------------------------------------------------------------------------------------------------------------------------
Premises and real estate
  expenses                          1,155        811        731        238        248        132      1,394      1,059        863
Expenses for IT, machinery,
  furnishings, vehicles and
  other equipment                   1,536        985        898        325        250        287      1,853      1,212      1,152
Sundry operating expenses           4,162      3,483      2,397        984        868        782      5,147      4,374      3,212
---------------------------------------------------------------------------------------------------------------------------------
Other operating expenses 2)         6,853      5,279      4,026      1,547      1,366      1,201      8,394      6,645      5,227
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses                 26,605     21,778     15,780      3,685      3,370      3,001     30,284     25,148     18,781
---------------------------------------------------------------------------------------------------------------------------------
Gross operating profit              6,586      9,927      7,497      2,287      2,161        372      8,870     12,083      7,863
---------------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current
  assets                            1,667      1,092        828        519        261        153      2,186      1,353        981
Amortization of acquired
  intangible assets                   793        157          0          0          0          0        793        157          0
Amortization of goodwill              697        215        101         73         31          9        770        246        110
Valuation adjustments,
  provisions and losses from
  the banking business              2,592      1,265      1,540         --         --         --      2,592      1,265      1,540
---------------------------------------------------------------------------------------------------------------------------------
Depreciation, valuation
  adjustments and losses            5,749      2,729      2,469        592        292        162      6,341      3,021      2,631
---------------------------------------------------------------------------------------------------------------------------------
Profit before extraordinary
  items, taxes and minority
  interests                           837      7,198      5,028      1,695      1,869        210      2,529      9,062      5,232
---------------------------------------------------------------------------------------------------------------------------------
Extraordinary income                   52        105         93          0          0          0         52        105         93
Extraordinary expenses                (50)    (1,796)      (152)      (231)         0          0       (281)    (1,796)      (152)
Taxes                                (108)      (943)      (809)      (378)      (406)       (45)      (486)    (1,349)      (855)
---------------------------------------------------------------------------------------------------------------------------------
Net profit before minority
  interests                           731      4,564      4,160      1,086      1,463        165      1,814      6,022      4,318
---------------------------------------------------------------------------------------------------------------------------------
Minority interests                   (179)       (91)       (28)       (48)      (146)       (40)      (227)      (237)       (68)
---------------------------------------------------------------------------------------------------------------------------------
Net profit                            552      4,473      4,132      1,038      1,317        125      1,587      5,785      4,250
---------------------------------------------------------------------------------------------------------------------------------

1) Income statements for the banking and insurance business are presented on a stand-alone basis.
2) Expenses due to the handling of both claims and investments are allocated to the income from the insurance business, of which CHF 599 m (2000:
    CHF 525 m, 1999: CHF 579 m) are related to personnel expenses and CHF 371 m (2000: CHF 355 m, 1999: CHF 511 m) to other operating expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7 Income statement by origin 1)               Switzerland         Foreign   Switzerland       Foreign   Switzerland       Foreign
in CHF m                                             2001            2001          2000          2000          1999          1999
---------------------------------------------------------------------------------------------------------------------------------
Net interest income                                 2,921           3,830         3,357         1,956         2,718         2,620
Net commission and service fee income               4,699          13,146         5,344        11,252         4,211         6,645
Net trading income                                  1,386           7,797         1,790         7,001         1,371         5,207
Income from the insurance business                  2,426           3,874         2,574         3,592         1,651         2,515
Other ordinary income/(expenses), net                 114          (1,039)          261           104          (234)          (60)
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                   11,546          27,608        13,326        23,905         9,717        16,927
---------------------------------------------------------------------------------------------------------------------------------
Personnel expenses                                  4,370          17,520         4,386        14,117         3,780         9,774
Other operating expenses                            2,325           6,069         2,315         4,330         2,032         3,195
---------------------------------------------------------------------------------------------------------------------------------
Operating expenses                                  6,695          23,589         6,701        18,447         5,812        12,969
---------------------------------------------------------------------------------------------------------------------------------
Gross operating profit                              4,851           4,019         6,625         5,458         3,905         3,958
---------------------------------------------------------------------------------------------------------------------------------
% of total                                            55%             45%           55%           45%           50%           50%
---------------------------------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                    995           1,191           696           657           287           694
Amortization of acquired intangible assets              0             793             0           157             0             0
Amortization of goodwill                               85             685            47           199            48            62
Valuation adjustments, provisions and
  losses from the banking business                    616           1,976           706           559           732           808
---------------------------------------------------------------------------------------------------------------------------------
Depreciation, valuation adjustments and
  losses                                            1,696           4,645         1,449         1,572         1,067         1,564
---------------------------------------------------------------------------------------------------------------------------------
Profit before extraordinary items, taxes
  and minority interests                            3,155            (626)        5,176         3,886         2,838         2,394
---------------------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses)                      (225)             (4)         (152)       (1,539)           (6)          (53)
Taxes                                                (799)            313          (983)         (366)         (173)         (682)
---------------------------------------------------------------------------------------------------------------------------------
% of total                                           164%            (64%)          73%           27%           20%           80%
---------------------------------------------------------------------------------------------------------------------------------
Net profit before minority interests                2,131            (317)        4,041         1,981         2,659         1,659
---------------------------------------------------------------------------------------------------------------------------------
Minority interests                                    126            (353)           27          (264)            1           (69)
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                          2,257            (670)        4,068         1,717         2,660         1,590
---------------------------------------------------------------------------------------------------------------------------------
% of total                                           142%            (42%)          70%           30%           63%           37%
---------------------------------------------------------------------------------------------------------------------------------

1) The analysis is based on the location of the office recording the transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 Net interest income
in CHF m                                                            2001           2000           1999
------------------------------------------------------------------------------------------------------
Interest income on loans due from customers                      13,438         13,853         10,497
Interest income on loans due from banks                          13,179         14,225          7,526
Interest income from money market papers                          1,590          1,725          1,019
Credit commissions treated as interest earnings                     329            252            242
Interest income from leasing operations                             151            126             96
------------------------------------------------------------------------------------------------------
Interest and discount income                                     28,687         30,181         19,380
------------------------------------------------------------------------------------------------------
Interest income                                                  11,351          7,136          3,488
Dividend income                                                   1,727            885            639
------------------------------------------------------------------------------------------------------
Interest and dividend income from trading portfolios             13,078          8,021          4,127
------------------------------------------------------------------------------------------------------
Interest income                                                     352            345            339
Dividend income                                                     162            361            132
------------------------------------------------------------------------------------------------------
Interest and dividend income from financial investments             514            706            471
------------------------------------------------------------------------------------------------------
Interest income                                                  42,279         38,908         23,978
------------------------------------------------------------------------------------------------------
Interest expenses for liabilities due to customers              (15,786)       (15,475)       (12,268)
Interest expenses for liabilities due to banks                  (19,742)       (18,120)        (6,372)
------------------------------------------------------------------------------------------------------
Interest expenses                                               (35,528)       (33,595)       (18,640)
------------------------------------------------------------------------------------------------------
  of which interest expenses for subordinated liabilities          (916)          (879)          (833)
------------------------------------------------------------------------------------------------------
Total net interest income                                         6,751          5,313          5,338
------------------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

9 Net trading income
in CHF m                                                            2001           2000           1999
------------------------------------------------------------------------------------------------------
Debt instruments                                                  1,932          2,243          2,711
Equity instruments                                                4,897          4,963          2,368
Foreign exchange and banknote trading                             1,648          1,075          1,344
Precious metals                                                       3            123            114
Other                                                               703            387             41
------------------------------------------------------------------------------------------------------
Total net trading income                                          9,183          8,791          6,578
------------------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10 Depreciation and amortization
in CHF m                                                            2001           2000           1999
------------------------------------------------------------------------------------------------------
Real estate                                                         207            239            115
Other tangible fixed assets                                       1,269            933            790
Present value of future profits (PVFP) 1)                           237             14             39
Other intangible assets                                             387            151             37
Non-consolidated participations                                      86             16              0
------------------------------------------------------------------------------------------------------
Depreciation of non-current assets                                2,186          1,353            981
------------------------------------------------------------------------------------------------------
Amortization of acquired intangible assets                          793            157              0
Amortization of goodwill                                            770            246            110
------------------------------------------------------------------------------------------------------
Total depreciation and amortization                               3,749          1,756          1,091
------------------------------------------------------------------------------------------------------

1)  Interest accrued of CHF 157 m (2000: CHF 156 m, 1999: CHF 50 m) on the unamortized PVFP balance is presented net against amortization.

11 Valuation adjustments, provisions and losses from the banking business
in CHF m                                                            2001           2000
                                                                                                 1999
------------------------------------------------------------------------------------------------------
Valuation allowances                                              1,634            973          1,016
  of which losses from lending activities                            13             62             34
Balance sheet risks                                                   4            (83)            37
Off-balance sheet risks                                              80            (11)             7
Other provisions                                                    828            304            435
Losses on financial investments                                      46             82             45
------------------------------------------------------------------------------------------------------
Total valuation adjustments, provisions and losses from the
  banking business                                                2,592          1,265          1,540
------------------------------------------------------------------------------------------------------
Non-technical provisions for the insurance business 1)              136             95             96
------------------------------------------------------------------------------------------------------

1)  Included in other expenses from the insurance business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 Extraordinary income
in CHF m                                                          2001           2000           1999
----------------------------------------------------------------------------------------------------
Gains from the disposal of participations                            4             2             11
Release of reserve for general banking risks                         0             8             21
Other extraordinary income                                          48            95             61
----------------------------------------------------------------------------------------------------
Total extraordinary income                                          52           105             93
----------------------------------------------------------------------------------------------------

13 Extraordinary expenses
in CHF m                                                          2001           2000           1999
----------------------------------------------------------------------------------------------------
Losses from the disposal of participations                         238             0              0
Allocation to reserve for general banking risks                      0           190            101
Restructuring charges                                               19         1,501             12
Other extraordinary expenses                                        24           105             39
----------------------------------------------------------------------------------------------------
Total extraordinary expenses                                       281         1,796            152
----------------------------------------------------------------------------------------------------

Restructuring charges 1)
in CHF m                                                          2001           2000           1999
----------------------------------------------------------------------------------------------------
Personnel                                                           43           932             46
Premises 2)                                                          7           268              0
Other 3)                                                            13           342              0
----------------------------------------------------------------------------------------------------
Total restructuring charges                                         63         1,542             46
----------------------------------------------------------------------------------------------------
   of which included in extraordinary expenses                      19         1,501             12
   of which included in ordinary expenses                           44            41             34
----------------------------------------------------------------------------------------------------

1)  See note 33 "Valuation allowances and provisions" for further details.
2) Premises charges include lease termination costs, moving expenses and losses related to the closure and sale of property.
3) Other charges include technology write-offs, rebranding and advertising costs and consultancy fees.

In 2001, restructuring charges of CHF 44 million related to the insurance business and CHF 19 million related to e-business activities.

During 2000, the Group recorded restructuring charges of CHF 1,499 million related to the acqusition of Donaldson, Lufkin & Jenrette, Inc. Personnel charges of CHF 900 million included CHF 664 million for announced and anticipated termination benefits and CHF 236 million for other personnel-related expenses including retention awards. Substantially all of the remaining CHF 43 million of restructuring costs in 2000 related to Winterthur Life & Pensions' acquisition of Colonial UK.

In 1999, restructuring charges of CHF 34 million related to Credit Suisse Asset Management's acquisition of Warburg Pincus Asset Management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14  Taxes

in CHF m                                                                   2001       2000       1999
-----------------------------------------------------------------------------------------------------
Switzerland                                                                 659       953        382
Foreign                                                                     755     1,981      1,148
-----------------------------------------------------------------------------------------------------
Current taxes                                                             1,414     2,934      1,530
-----------------------------------------------------------------------------------------------------
Switzerland                                                                 140        30       (209)
Foreign                                                                  (1,068)   (1,615)      (466)
-----------------------------------------------------------------------------------------------------
Deferred taxes                                                             (928)   (1,585)      (675)
-----------------------------------------------------------------------------------------------------
Total taxes                                                                 486     1,349        855
-----------------------------------------------------------------------------------------------------

15  Income statement of the insurance business

in CHF m                                                                 2001       2000       1999
---------------------------------------------------------------------------------------------------
Non-life

Net premiums written                                                   16,840    14,632     12,604
Change in provision for unearned premiums
  and in provision for future policy benefits (health)                 (1,833)   (1,113)      (548)
---------------------------------------------------------------------------------------------------
Net premiums earned                                                    15,007    13,519     12,056
---------------------------------------------------------------------------------------------------
Claims and annuities paid                                             (10,311)  (10,108)    (8,835)
Change in provision for unpaid claims and annuities                    (1,198)     (324)      (310)
---------------------------------------------------------------------------------------------------
Claims and annuities incurred                                         (11,509)  (10,432)    (9,145)
---------------------------------------------------------------------------------------------------
Dividends paid to policyholder                                           (290)     (309)      (341)
Change in provision for future dividends to policyholders                 (21)      (66)       (46)
---------------------------------------------------------------------------------------------------
Dividends to policyholders incurred                                      (311)     (375)      (387)
---------------------------------------------------------------------------------------------------
Operating expenses                                                     (4,336)   (3,971)    (3,639)
---------------------------------------------------------------------------------------------------
Underwriting result                                                    (1,149)   (1,259)    (1,115)
---------------------------------------------------------------------------------------------------
Net investment income                                                   2,217     2,385      1,691
Interest received on deposits and bank accounts                            29        96         90
Interest paid                                                             (97)     (114)       (77)
Other income/(expenses), including foreign currency
  translation impact                                                     (165)       53         28
---------------------------------------------------------------------------------------------------
Profit before taxes and minority interests                                835     1,161        617
---------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

in CHF m                                                                    2001      2000      1999
----------------------------------------------------------------------------------------------------
Life

Net premiums written                                                      17,203    15,172    14,088
Change in provisions for unearned premiums                                   (15)       (1)        2
----------------------------------------------------------------------------------------------------
Net premiums earned                                                       17,188    15,171    14,090
----------------------------------------------------------------------------------------------------
Death and other benefits paid                                            (11,922)   (9,417)   (7,649)
Change in provisions for death and other benefits                           (245)     (317)     (384)
----------------------------------------------------------------------------------------------------
Death and other benefits incurred                                        (12,167)   (9,734)   (8,033)
----------------------------------------------------------------------------------------------------
Change in provision for future policy benefits                            (5,457)   (6,377)   (7,945)
----------------------------------------------------------------------------------------------------
Dividends paid to policyholders                                           (1,449)   (1,439)   (1,415)
Change in provision for future dividends to policyholders                  1,162      (543)       31
----------------------------------------------------------------------------------------------------
Dividends to policyholders incurred                                         (287)   (1,982)   (1,384)
----------------------------------------------------------------------------------------------------
Operating expenses                                                        (1,870)   (1,685)   (1,252)
Net investment income                                                      3,651     6,051     5,048
Interest received on deposits and bank accounts                               86        88       135
Interest on bonuses credited to policyholders                               (135)     (116)     (117)
Interest paid                                                               (193)     (215)     (220)
Other income/(expenses), including foreign currency
  translation impact                                                         (53)     (416)     (716)
----------------------------------------------------------------------------------------------------
Profit before taxes and minority interests                                   763       785      (394)
----------------------------------------------------------------------------------------------------

Combined
Profit before taxes and minority interests                                 1,598     1,946       223
Interest on debentures                                                       (61)      (46)       (4)
Amortization of goodwill                                                     (73)      (31)       (9)
Taxes                                                                       (378)     (406)      (45)
----------------------------------------------------------------------------------------------------
Profit before minority interests                                           1,086     1,463       165
----------------------------------------------------------------------------------------------------
Minority interests                                                           (48)     (146)      (40)
----------------------------------------------------------------------------------------------------
Net profit                                                                 1,038     1,317       125
----------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16  Insurance premiums, claims and related reinsurance

in CHF m                                                         2001       2000      1999
------------------------------------------------------------------------------------------
Non-life

Switzerland                                                     2,949      2,933     2,873
Other European countries                                       10,920      9,716     7,839
North America                                                   3,536      3,213     2,627
Asia-Pacific                                                      149        199       243
Other regions                                                      52         64        42
------------------------------------------------------------------------------------------
Direct written premiums                                        17,606     16,125    13,624
------------------------------------------------------------------------------------------
Assumed                                                           806        383       277
Ceded                                                          (1,572)    (1,876)   (1,297)
------------------------------------------------------------------------------------------
Net premiums written                                           16,840     14,632    12,604
------------------------------------------------------------------------------------------

Direct                                                         16,162     14,711    13,084
Assumed                                                           524        340       216
Ceded                                                          (1,679)    (1,532)   (1,244)
------------------------------------------------------------------------------------------
Net premiums earned                                            15,007     13,519    12,056
------------------------------------------------------------------------------------------

Direct                                                        (12,489)   (11,644)   (9,894)
Assumed                                                          (451)       141      (406)
Ceded                                                           1,431      1,071     1,155
------------------------------------------------------------------------------------------
Claims and annuities incurred, net                            (11,509)   (10,432)   (9,145)
------------------------------------------------------------------------------------------

Life

Switzerland                                                     8,340      7,814     7,813
Other European countries                                        8,146      7,059     6,223
Asia-Pacific                                                      707        564       148
------------------------------------------------------------------------------------------
Direct written premiums                                        17,193     15,437    14,184
------------------------------------------------------------------------------------------
Assumed                                                           220         15        20
Ceded                                                            (210)      (280)     (116)
------------------------------------------------------------------------------------------
Net premiums written                                           17,203     15,172    14,088
------------------------------------------------------------------------------------------

Direct                                                         17,190     15,438    14,178
Assumed                                                           208         14        20
Ceded                                                            (210)      (281)     (108)
------------------------------------------------------------------------------------------
Net premiums earned                                            17,188     15,171    14,090
------------------------------------------------------------------------------------------

Direct                                                        (12,189)    (9,788)   (8,086)
Assumed                                                           (52)       (48)       (4)
Ceded                                                              74        102        57
------------------------------------------------------------------------------------------
Death and other benefits incurred, net                        (12,167)    (9,734)   (8,033)
------------------------------------------------------------------------------------------

Combined
Direct written premiums                                        34,799     31,562    27,808
Assumed                                                         1,026        398       297
Ceded                                                          (1,782)    (2,156)   (1,413)
------------------------------------------------------------------------------------------
Net premiums written                                           34,043     29,804    26,692
------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17  Net investment income from the insurance business

in CHF m                                                        2001       2000    1999
---------------------------------------------------------------------------------------
Non-life

Debt securities and loans                                        974    1,029       933
Equity securities                                                161      160       115
Real estate                                                      127      120       128
Mortgages                                                         60       59        58
Short-term investments                                            95      109        79
Non-consolidated participations                                   15       48         6
---------------------------------------------------------------------------------------
Investment income                                              1,432    1,525     1,319
---------------------------------------------------------------------------------------
Realized gains/(losses) on real estate                           170       38        20
Realized gains/(losses) on other investments                     750    1,022       482
(Depreciation)/appreciation on investments                       (31)     (28)      (30)
---------------------------------------------------------------------------------------
Gains/(losses) on investments                                    889    1,032       472
---------------------------------------------------------------------------------------
Investment expenses                                             (104)    (172)     (100)
---------------------------------------------------------------------------------------
Net investment income                                          2,217    2,385     1,691
---------------------------------------------------------------------------------------

Life
Debt securities and loans                                      2,798    2,793     2,592
Equity securities                                                462      404       387
Real estate                                                      395      372       360
Mortgages                                                        421      398       408
Short-term investments                                            85       67        49
Non-consolidated participations                                   14        9         0
---------------------------------------------------------------------------------------
Investment income                                              4,175    4,043     3,796
---------------------------------------------------------------------------------------
Realized gains/(losses) on real estate                            31       40       (78)
Realized gains/(losses) on other investments                     926    2,670       930
(Depreciation)/appreciation on investments                      (123)    (105)      (86)
---------------------------------------------------------------------------------------
Gains/(losses) on investments                                    834    2,605       766
---------------------------------------------------------------------------------------
Investment income                                                224      214       111
Gains/(losses)                                                (1,338)    (544)      639
---------------------------------------------------------------------------------------
Net investment income where the investment risk is borne by
  policyholders                                               (1,114)    (330)      750
---------------------------------------------------------------------------------------
Investment expenses                                             (244)    (267)     (264)
---------------------------------------------------------------------------------------
Net investment income                                          3,651    6,051     5,048
---------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

in CHF m                                                        2001       2000       1999
------------------------------------------------------------------------------------------
Combined
Debt securities and loans                                      3,772    3,822      3,525
Equity securities                                                623      564        502
Real estate                                                      522      492        488
Mortgages                                                        481      457        466
Short-term investments                                           180      176        128
Non-consolidated participations                                   29       57          6
------------------------------------------------------------------------------------------
Investment income                                              5,607    5,568      5,115
------------------------------------------------------------------------------------------
Gains/(losses) on investments                                  1,723    3,637      1,238
Net investment income where the investment risk is borne by
  policyholders                                               (1,114)    (330)       750
Investment expenses                                             (348)    (439)      (364)
------------------------------------------------------------------------------------------
Net investment income from the insurance business              5,868    8,436      6,739
------------------------------------------------------------------------------------------

18  Money market papers

in CHF m                                                          31.12.01     31.12.00
---------------------------------------------------------------------------------------
Government treasury notes and bills                                 10,612        7,236
Money market placements                                             15,595       17,298
Other bills of exchange and money market papers                      5,820        5,593
---------------------------------------------------------------------------------------
Total money market papers                                           32,027       30,127
---------------------------------------------------------------------------------------
  of which rediscountable or pledgeable with central banks          12,698        9,162
---------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19  Loans

19.1 Due from banks
in CHF m                                                          31.12.01      31.12.00
----------------------------------------------------------------------------------------
Due from banks, gross                                              203,821       218,614
Valuation allowance                                                    (36)          (93)
----------------------------------------------------------------------------------------
Total due from banks, net                                          203,785       218,521
----------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

19.2 Due from customers and mortgages
in CHF m                                                         31.12.01      31.12.00
---------------------------------------------------------------------------------------
Due from customers, gross                                         192,349       176,627
Valuation allowance                                                (6,198)       (6,199)
---------------------------------------------------------------------------------------
Due from customers, net                                           186,151       170,428
---------------------------------------------------------------------------------------
Mortgages, gross                                                   95,685        96,926
Valuation allowance                                                (3,030)       (4,494)
---------------------------------------------------------------------------------------
Mortgages, net                                                     92,655        92,432
---------------------------------------------------------------------------------------
Total due from customers and mortgages, net                       278,806       262,860
---------------------------------------------------------------------------------------

Due from customers and mortgages by sector

in CHF m                                                          31.12.01      31.12.00
----------------------------------------------------------------------------------------
Financial services                                                  39,213        39,013
Real estate companies                                               17,627        16,870
Other services including technology companies                       22,860        22,000
Manufacturing                                                       12,791        12,536
Wholesale and retail trade                                          10,970        13,411
Construction                                                         3,676         3,970
Transportation and communication                                    10,904         5,005
Health and social services                                           1,854         2,813
Hotels and restaurants                                               2,866         3,103
Agriculture and mining                                               1,600         2,706
Non-profit and international organizations                              27           210
----------------------------------------------------------------------------------------
Commercial                                                         124,388       121,637
----------------------------------------------------------------------------------------
Consumers                                                           86,358        87,436
Public authorities                                                   5,000         4,817
Lease financings                                                     3,135         2,653
Professional securities transactions and securitized loans          69,153        57,010
----------------------------------------------------------------------------------------
Due from customers and mortgages, gross                            288,034       273,553
----------------------------------------------------------------------------------------
Valuation allowance                                                 (9,228)      (10,693)
----------------------------------------------------------------------------------------
Total due from customers and mortgages, net                        278,806       262,860
----------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.3 Collateral of due from customers and mortgages
                                                                                                              Total
                                                                 Mortgage         Other       Without
in CHF m                                                       collateral    collateral    collateral
                                                                                                           31.12.01
-------------------------------------------------------------------------------------------------------------------
Due from customers                                                  5,902       121,338        58,911       186,151
Residential properties                                             64,856
Business and office properties                                     11,487
Commercial and industrial properties                               11,117
Other properties                                                    5,195
-------------------------------------------------------------------------------------------------------------------
Mortgages                                                          92,655                                    92,655
-------------------------------------------------------------------------------------------------------------------
Total collateral                                                   98,557       121,338        58,911       278,806
-------------------------------------------------------------------------------------------------------------------
As of December 31, 2000                                            98,389       105,801        58,670       262,860
-------------------------------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

19.4 Loan valuation allowance
in CHF m                                                                                      31.12.01      31.12.00
--------------------------------------------------------------------------------------------------------------------
Due from banks                                                                                      36            93
Due from customers                                                                               6,198         6,199
Mortgages                                                                                        3,030         4,494
--------------------------------------------------------------------------------------------------------------------
Total loan valuation allowance                                                                   9,264        10,786
--------------------------------------------------------------------------------------------------------------------
  of which on principal                                                                          7,553         8,741
  of which on interest                                                                           1,711         2,045
--------------------------------------------------------------------------------------------------------------------

Roll forward of loan valuation allowance
in CHF m                                                                            2001          2000          1999
--------------------------------------------------------------------------------------------------------------------
At beginning of financial year                                                    10,786        12,489        13,307
Net additions charged to income statement                                          1,613           973         1,015
Net write-offs                                                                    (3,805)       (3,509)       (2,821)
Balances acquired/(sold)                                                              (3)          352             0
Provisions for interest                                                              400           248           489
Foreign currency translation impact and other                                        273           233           499
--------------------------------------------------------------------------------------------------------------------
At end of financial year                                                           9,264        10,786        12,489
--------------------------------------------------------------------------------------------------------------------

19.5 Impaired loans
in CHF m                                                                                      31.12.01      31.12.00
--------------------------------------------------------------------------------------------------------------------
With a specific allowance                                                                       12,957        14,493
Without a specific allowance                                                                       912         1,186
--------------------------------------------------------------------------------------------------------------------
Total impaired loans, gross                                                                     13,869        15,679
--------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.5 Impaired loans (continued)
in CHF m                                                                                      31.12.01      31.12.00
--------------------------------------------------------------------------------------------------------------------
Non-performing loans                                                                             7,992         7,989
Non-interest earning loans                                                                       2,808         3,615
Restructured loans                                                                                 114           268
Potential problem loans                                                                          2,955         3,807
--------------------------------------------------------------------------------------------------------------------
Total impaired loans, gross                                                                     13,869        15,679
--------------------------------------------------------------------------------------------------------------------

Impaired loans include non-performing loans, non-interest earning loans, troubled debt restructuring and potential problem loans. Troubled debt restructuring consists of: loans that are accruing at interest rates different from the original terms of such loans; restructurings involving the forgiveness of principal and/or accrued interest; or restructurings involving the receipt of an equity interest from the counterparty. On receipt of cash, suspended interest is recovered first, except when amounts are outstanding for costs and other late payment charges, in which case cash received is first applied to these costs and other late payment charges.

Potential problem loans consist of loans where interest payments are being made. However, there exists some doubt in the credit officer's assessment as to the timing and/or certainty of the repayment of contractual principal. At
December 31, 2001, the Group did not have any commitments to lend additional funds to debtors whose terms have been modified in troubled debt restructuring.

Other information
in CHF m                                                              2001          2000          1999
------------------------------------------------------------------------------------------------------
Average balance of impaired loans                                   14,197        16,545        20,398
Interest income which was recognized                                   184           314           245
Interest income recognized on a cash basis                             169           308           237
------------------------------------------------------------------------------------------------------

Recognized in connection with the sales of loans were CHF 162 million and CHF 39 million net losses during 2001 and 2000, respectively, and CHF 83 million net gains in 1999.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. Securities and precious metals trading portfolios
in CHF m                                                                        31.12.01      31.12.00
------------------------------------------------------------------------------------------------------
Listed on stock exchange                                                          66,308        63,684
Unlisted                                                                          91,434        65,678
------------------------------------------------------------------------------------------------------
Debt instruments                                                                 157,742       129,362
------------------------------------------------------------------------------------------------------
  of which own bonds and medium-term notes                                         1,037           837

Listed on stock exchange                                                          44,202        59,454
Unlisted                                                                           5,123         8,081
------------------------------------------------------------------------------------------------------
Equity instruments                                                                49,325        67,535
------------------------------------------------------------------------------------------------------
  of which own shares                                                              4,410         7,474

Precious metals                                                                    1,307         2,020
------------------------------------------------------------------------------------------------------
Total securities and precious metals trading portfolios                          208,374       198,917
------------------------------------------------------------------------------------------------------
  of which rediscountable or pledgeable with central banks                        77,306        72,618
------------------------------------------------------------------------------------------------------

Substantial assets and liabilities included
  in other balance sheet positions 1)
Lent trading positions (due from banks and customers)                                 76           183
Borrowed trading positions (due to banks and customers)                            2,996         2,613

Derivative instruments from trading activities
Positive replacement values (other assets)                                        49,651        43,919
Negative replacement values (other liabilities)                                   52,386        49,300
------------------------------------------------------------------------------------------------------

1) These are valued at fair value and any related profit/loss is shown in net trading income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21  Own shares included in securities trading portfolios

                                                                                2001                        2000
                                                                              No. of          2001        No. of          2000
                                                                              shares      in CHF m        shares      in CHF m
------------------------------------------------------------------------------------------------------------------------------
In registered share equivalents, including
  derivatives
At beginning of financial year                                             6,035,628           465       438,760            36
At end of financial year                                                     (92,891)           (7)    6,035,628           465
------------------------------------------------------------------------------------------------------------------------------

The number of shares has been adjusted for the 4-for-1 share split effective as of August 15, 2001.

22  Financial investments from the banking business

                                                                      Cost              Market value           Book value
                                                               -------------------   -------------------   -------------------
in CHF m                                                       31.12.01   31.12.00   31.12.01   31.12.00   31.12.01   31.12.00
------------------------------------------------------------------------------------------------------------------------------
Listed on stock exchange                                           --         --         --          --     14,055     12,230
Unlisted                                                           --         --         --          --      2,242      1,734
------------------------------------------------------------------------------------------------------------------------------
Debt instruments                                                    -          -          -           -     16,297     13,964
------------------------------------------------------------------------------------------------------------------------------
  of which valued according to the accrual method                  --          -         --           -     15,219     13,035
  of which valued at lower of cost or market                    1,176        965      1,098         946      1,078        929
  of which own bonds and medium-term notes                          -          -          -           -         31          1

Listed on stock exchange                                        3,849      3,564      5,706       6,758      3,537      3,360
Unlisted                                                           --          -         --           -     15,387      5,772
------------------------------------------------------------------------------------------------------------------------------
Equity instruments                                                 --          -         --           -     18,924      9,132
------------------------------------------------------------------------------------------------------------------------------
  of which own shares                                               -          -          -           -        773          0
  of which qualifying participations                                -          -          -           -      2,713      3,139

Repossessed commodities                                            16          0          6           0          6          0
Precious metals                                                     9          9          9           9          9          9
Real estate                                                     2,291      2,620      2,080       2,469      2,070      2,469
------------------------------------------------------------------------------------------------------------------------------
Total financial investments from the banking business              --         --         --          --     37,306     25,574
------------------------------------------------------------------------------------------------------------------------------
  of which valued at lower of cost or market                    7,341      7,158      8,899      10,182      6,700      6,767
  of which securities rediscountable or pledgeable with
    central banks                                                   -          -          -           -     13,275     11,056
------------------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23  Investments from the insurance business

                                                                                      Gross         Gross
December 31, 2001                                                   Amortized    unrealized    unrealized
in CHF m                                             Book value          cost         gains        losses     Fair value
------------------------------------------------------------------------------------------------------------------------
Debt securities issued by Swiss Federal Government,
  cantonal or local governmental entities                 8,287         8,205           152            70          8,287
Debt securities issued by foreign governments            19,503        19,252           474           223         19,503
Corporate debt securities                                22,947        22,542           672           267         22,947
Other                                                    15,823        15,409           543           129         15,823
------------------------------------------------------------------------------------------------------------------------
Debt securities                                          66,560        65,408         1,841           689         66,560
------------------------------------------------------------------------------------------------------------------------
Equity securities                                        22,332        22,145         2,406         2,219         22,332
------------------------------------------------------------------------------------------------------------------------
Total securities - available-for-sale                    88,892        87,553         4,247         2,908         88,892
------------------------------------------------------------------------------------------------------------------------
Debt securities                                           1,858            --            --            --             --
Equity securities                                            37            --            --            --             --
------------------------------------------------------------------------------------------------------------------------
Total securities - trading                                1,895            --            --            --             --
------------------------------------------------------------------------------------------------------------------------
Own shares                                                  184            --            --            --             --
Mortgage loans                                            9,811            --            --            --             --
Other loans                                               4,648            --            --            --             --
Real estate                                               7,549            --            --            --         10,376
Short-term investments and other                          3,793            --            --            --             --
------------------------------------------------------------------------------------------------------------------------
Investments from the insurance business                 116,772            --            --            --             --
------------------------------------------------------------------------------------------------------------------------
Equity securities                                        10,934            --            --            --             --
Debt securities                                           2,495            --            --            --             --
Short-term investments                                      794            --            --            --             --
Real estate                                                 296            --            --            --             --
------------------------------------------------------------------------------------------------------------------------
Investments where the investment risk is borne by
  the policyholders                                      14,519            --            --            --             --
------------------------------------------------------------------------------------------------------------------------
Total investments from the insurance business           131,291            --            --            --             --
------------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                                      Gross         Gross
December 31, 2000                                                   Amortized    unrealized    unrealized
in CHF m                                             Book value          cost         gains        losses     Fair value
------------------------------------------------------------------------------------------------------------------------
Debt securities issued by Swiss Federal
  Government, cantonal or local governmental
  entities                                                5,748         5,645           128            25          5,748
Debt securities issued by foreign governments            18,497        18,012           648           163         18,497
Corporate debt securities                                36,381        35,829         1,111           559         36,381
Other                                                     2,952         2,736           260            44          2,952
------------------------------------------------------------------------------------------------------------------------
Debt securities                                          63,578        62,222         2,147           791         63,578
------------------------------------------------------------------------------------------------------------------------
Equity securities                                        31,718        24,114         9,021         1,417         31,718
------------------------------------------------------------------------------------------------------------------------
Total securities - available-for-sale                    95,296        86,336        11,168         2,208         95,296
------------------------------------------------------------------------------------------------------------------------
Own shares                                                   59            --            --            --             --
Mortgage loans                                            9,424            --            --            --             --
Other loans                                               4,316            --            --            --             --
Real estate                                               7,098            --            --            --         10,072
Short-term investments and other                          3,550            --            --            --             --
------------------------------------------------------------------------------------------------------------------------
Investments from the insurance business                 119,743            --            --            --             --
------------------------------------------------------------------------------------------------------------------------
Equity securities                                        10,136            --            --            --             --
Debt securities                                           1,233            --            --            --             --
Short-term investments                                    1,402            --            --            --             --
Real estate                                                 118            --            --            --             --
------------------------------------------------------------------------------------------------------------------------
Investments where the investment risk is borne by
  the policyholders                                      12,889            --            --            --             --
------------------------------------------------------------------------------------------------------------------------
Total investments from the insurance business           132,632            --            --            --             --
------------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. Own shares included in financial investments from
the banking and insurance business
                                                                                                            2000
                                                                                  2001       2001         No. of       2000
                                                                         No. of shares   in CHF m         shares   in CHF m
---------------------------------------------------------------------------------------------------------------------------
In registered share equivalents, including derivatives
At beginning of financial year                                                 471,484         36         76,936          6
At end of financial year                                                    11,048,553        777        471,484         36
---------------------------------------------------------------------------------------------------------------------------

The number of shares has been adjusted for the 4-for-1 share split effective as of August 15, 2001.

25 Non-consolidated participations
                                                                                                             Foreign
                                                        Net                                                 currency
                                                       book                                      Balances   translation        Net
                                     Accumulated      value                                     acquired/        and   book value
in CHF m                      Cost   write-offs    31.12.00   Additions  Disposals  Write-offs     (sold)   transfers    31.12.01
---------------------------------------------------------------------------------------------------------------------------------
Investments in associates    1,459            0       1,459        173       (267)       (15)          (4)       133        1,479
Other non-consolidated
  participations               385          (15)        370        217        (86)       (71)           0        (63)         367
---------------------------------------------------------------------------------------------------------------------------------
Total non-consolidated
  participations             1,844          (15)      1,829        390       (353)       (86)          (4)        70        1,846
---------------------------------------------------------------------------------------------------------------------------------
Listed on stock exchange                                  0                                                                   178
Unlisted                                              1,829                                                                 1,668
---------------------------------------------------------------------------------------------------------------------------------

26. Tangible fixed assets                                 Own use   Real estate      Leasehold             Other      Total
in CHF m                                                 premises    investment   improvements   physical assets       2001
---------------------------------------------------------------------------------------------------------------------------
Historical cost
At beginning of financial year                              6,772          508          2,175            5,152       14,607
Additions                                                     349           22            377            1,154        1,902
Disposals and write-offs                                      (91)         (16)          (414)            (462)        (983)
Balances acquired/(sold)                                      (14)          (3)           (82)             (13)        (112)
Reclassifications 1)                                         (233)         (56)           (53)             (13)        (355)
Foreign currency translation impact                            (5)           7             41               28           71
---------------------------------------------------------------------------------------------------------------------------
At end of financial year                                    6,778          462          2,044            5,846       15,130
---------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation
At beginning of financial year                              1,186           61            471            2,976        4,694
Depreciation                                                  192           15            206            1,063        1,476
Disposals and write-offs                                      (39)           1            (56)            (224)        (318)
Balances acquired/(sold)                                       (9)          (3)             2               (6)         (16)
Reclassifications 1)                                         (116)          (6)             7              (27)        (142)
Foreign currency translation impact                            (3)          (1)             8               10           14
---------------------------------------------------------------------------------------------------------------------------
At end of financial year                                    1,211           67            638            3,792        5,708
---------------------------------------------------------------------------------------------------------------------------
Net book value at end of financial year                     5,567          395          1,406            2,054        9,422
---------------------------------------------------------------------------------------------------------------------------
Net book value at beginning of financial year               5,586          447          1,704            2,176        9,913
---------------------------------------------------------------------------------------------------------------------------

1) Including CHF 148 m transfer to real estate held for investment from the insurance business, CHF 45 m to real estate held for sale and CHF 33 m to intangible assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fire insurance values
in CHF m                                                      31.12.01   31.12.00
---------------------------------------------------------------------------------
Real estate (including investments from the insurance
  business)                                                    18,462     18,625
Other tangible fixed assets                                     3,911      3,889
---------------------------------------------------------------------------------

27. Operating leases
The following is a schedule of future minimum rental payments required under operating leases-lessee transactions that have initial or remaining non-cancelable lease terms in excess of one year, as of
December 31, 2001.
in CHF m                                                                                    31.12.01
----------------------------------------------------------------------------------------------------
2002                                                                                            803
2003                                                                                            715
2004                                                                                            649
2005                                                                                            601
2006                                                                                            534
Thereafter                                                                                    5,123
----------------------------------------------------------------------------------------------------
Future operating lease commitments                                                            8,425
Minimum non-cancelable sublease rentals                                                        (291)
----------------------------------------------------------------------------------------------------
Total net future minimum lease commitments                                                    8,134
----------------------------------------------------------------------------------------------------

The following shows the composition of total rent expense for all operating leases except those with a term of one month or less that were not renewed for the years ended December 31:
Rental expenses
in CHF m                                                                2001          2000          1999
--------------------------------------------------------------------------------------------------------
Minimum rentals                                                        860           585           507
Contingent rentals                                                       0             3             0
--------------------------------------------------------------------------------------------------------
Gross rental expenses                                                  860           588           507
Sublease rental income                                                 (43)          (17)          (38)
--------------------------------------------------------------------------------------------------------
Total net rental expenses                                              817           571           469
--------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28. Intangible assets
                                                                                 Present
                                                       Acquired                 value of                   Other
                                                     intangible                   future              intangible      Total
in CHF m                                                 assets   Goodwill    profits 1)   Software       assets       2001
---------------------------------------------------------------------------------------------------------------------------
Historical cost
At beginning of financial year                            7,291     13,201       2,575        1,084          144    24,295
Additions                                                    39      1,607          59          673           23     2,401
Disposals and write-offs                                   (739)      (283)          0         (196)          (3)   (1,221)
Unrealized gains/(losses)                                    --         --          31           --           --        31
Balances acquired/(sold)                                      0          0           0          (27)         (74)     (101)
Reclassifications 2)                                          0        (52)         11            1            0       (40)
Foreign currency translation impact                         199        247         (46)           1            1       402
---------------------------------------------------------------------------------------------------------------------------
At end of financial year                                  6,790     14,720       2,630        1,536           91    25,767
---------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation
At beginning of financial year                              171        332          53          331          109       996
Depreciation and amortization                               793        770         237 3)       377           10     2,187
Disposals and write-offs                                    (69)       (36)          0          (51)           0      (156)
Balances acquired/(sold)                                      0          0           0          (14)         (61)      (75)
Reclassifications 2)                                          0         (4)         11          (25)           0       (18)
Foreign currency translation impact                          (3)        (6)         (6)          (3)           1       (17)
---------------------------------------------------------------------------------------------------------------------------
At end of financial year                                    892      1,056         295          615           59     2,917
---------------------------------------------------------------------------------------------------------------------------
Net book value at end of financial year                   5,898     13,664       2,335          921           32    22,850
---------------------------------------------------------------------------------------------------------------------------
Net book value at beginning of financial year             7,120     12,869       2,522          753           35    23,299
---------------------------------------------------------------------------------------------------------------------------

1) PVFP: Present value of future profits embedded in each life and health insurance portfolio purchased, see note 1 Summary of significant accounting policies.
2)  Including CHF 33 m transfer from tangible assets and CHF 46 m to provisions.
3) Interest accrued of CHF 157 m on the unamortized PVFP balance is presented net against amortization.

29. Other assets
in CHF m                                                      31.12.01   31.12.00
---------------------------------------------------------------------------------
Trading derivative instruments                                 49,651     43,919
Other derivative instruments                                    1,378      1,118
---------------------------------------------------------------------------------
Positive replacement value of derivative instruments           51,029     45,037
---------------------------------------------------------------------------------
Deferred tax assets                                             6,910      6,883
Other                                                           5,857      2,748
---------------------------------------------------------------------------------
Total other assets                                             63,796     54,668
---------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. Assets pledged or assigned and assets subject to ownership reservation 1)
in CHF m                                                                       31.12.01   31.12.00
--------------------------------------------------------------------------------------------------
Assets pledged and assigned as collateral
  of which assets provided with the right to sell or repledge with respect to  141,993    108,770
  securities lending                                                           125,274     91,968
Actual commitments secured                                                     114,785     92,940
--------------------------------------------------------------------------------------------------

1) None of the Group's assets were under reservation of ownership, either in the current or in the previous year.

Other information
in CHF m                                                      31.12.01   31.12.00
---------------------------------------------------------------------------------
Cash restricted under Swiss and foreign banking regulations    13,529      9,872
---------------------------------------------------------------------------------

31. Medium-term notes and bonds
in CHF m                                                      31.12.01   31.12.00
---------------------------------------------------------------------------------
Medium-term notes (cash bonds)                                  3,019       3,225
Bonds issued by Credit Suisse Group and subsidiaries           80,015      63,985
Bond issued by central issuing office of the Association of
  Swiss Regional Banks                                              0          38
Mortgage bonds issued by the Swiss Mortgage Bond Bank           1,490       1,501
---------------------------------------------------------------------------------
Bonds and mortgage-backed bonds                                81,505      65,524
---------------------------------------------------------------------------------
Total medium-term notes and bonds                              84,524      68,749
---------------------------------------------------------------------------------
  of which subordinated bonds                                  20,746      21,769
---------------------------------------------------------------------------------

Maturity structure                                             Medium-term                 Total
in CHF m                                                             notes      Bonds   31.12.01
------------------------------------------------------------------------------------------------
2002                                                                  991     18,267      19,258
2003                                                                  986     11,000      11,986
2004                                                                  698      7,790       8,488
2005                                                                  183     11,166      11,349
2006                                                                  100     13,280      13,380
Thereafter                                                             61     20,002      20,063
------------------------------------------------------------------------------------------------
Total                                                               3,019     81,505      84,524
------------------------------------------------------------------------------------------------

For further details see note 45 bonds issued.

In addition, as of December 31, 2001, the Group had unused lines of credit for short-term financing arrangements of CHF 8,328 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32  Other liabilities

in CHF m                                                                                                   31.12.01      31.12.00
---------------------------------------------------------------------------------------------------------------------------------
Trading derivative instruments                                                                               52,386        49,300
Other derivative instruments                                                                                    808           782
---------------------------------------------------------------------------------------------------------------------------------
Negative replacement value of derivative instruments                                                         53,194        50,082
---------------------------------------------------------------------------------------------------------------------------------
Compensation account                                                                                            462           325
Other                                                                                                         2,837         7,246
---------------------------------------------------------------------------------------------------------------------------------
Total other liabilities                                                                                      56,493        57,653
---------------------------------------------------------------------------------------------------------------------------------

33  Valuation allowances and provisions

                                                                                                                             Total
                                      Provision       Provision         Provision              Provision                 excluding
                          Valuation  for credit       for other               for       Other        for      Total     allowances
in CHF m              allowances 1)    risks 2)  business risks  restructuring 3)  provisions      taxes       2001           2001
------------------------------------------------------------------------------------------------------------------------------------
At beginning of
  financial year             10,789         391             702             1,033       1,199      9,782     23,896         13,107
Net additions
  charged to income
  statement                   1,634          84             157                63         807      1,540 4)   4,285          2,651
Net additions
  charged to equity              --          --              --                --          --     (1,152 )5) (1,152)        (1,152)
Net write-offs               (3,805)        (14)           (180)             (844)       (582)    (1,108)    (6,533)        (2,728)
Balances
  acquired/(sold)                (3)          0              (1)                0          (1)        23         18             21
Provisions for
  interest                      402           0               0                 0           0          0        402              0
Change in definition
  of purpose
 (reclassifications)            252        (178)           (103)               (1)        107       (333)      (256)          (508)
Foreign currency
  translation impact             50           8               8                38           9        (92)        21            (29)
------------------------------------------------------------------------------------------------------------------------------------
At end of financial
  year                        9,319         291             583               289       1,539      8,660     20,681         11,362
------------------------------------------------------------------------------------------------------------------------------------

1) Including valuation allowances for money market papers and debt instruments included in financial investments from the banking business.
2)  Including off-balance sheet risks.
3) In 2001, the restructuring provision for Donaldson, Lufkin & Jenrette, Inc. declined by CHF 676 m from CHF 854 m to CHF 178 m.
4) The increase in deferred tax assets of CHF 1,054 m is not included in provisions for taxes and deferred taxes.
5) Change owing to deferred taxes on unrealized gains/(losses) on investments from the insurance business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34  Technical provisions for the insurance business

                                                                                        Gross         Net       Gross         Net
in CHF m                                                                             31.12.01    31.12.01    31.12.00    31.12.00
---------------------------------------------------------------------------------------------------------------------------------
Non-life
Provision for unearned premiums                                                         6,415       5,987       5,823       4,996
Provision for future policyholder benefits (health)                                     3,414       3,413       3,071       3,071
Provision for unpaid claims and claim adjustment expenses                              18,656      15,486      19,962      15,560
Actuarial provision for annuities                                                       1,507       1,409       1,330       1,324
Provision for future dividends to policyholders                                         1,454       1,443       1,702       1,702
---------------------------------------------------------------------------------------------------------------------------------
Technical provisions                                                                   31,446      27,738      31,888      26,653
---------------------------------------------------------------------------------------------------------------------------------
Life
Provision for unearned premiums                                                            15          13          24          21
Provision for future policyholder benefits                                             84,829      84,085      78,496      77,852
Provision for death and other benefits                                                  3,712       3,635       3,990       3,929
Provision for future dividends to policyholders                                         4,328       4,327       6,909       6,908
Bonuses held on deposit                                                                 3,458       3,458       3,395       3,395
---------------------------------------------------------------------------------------------------------------------------------
Technical provisions                                                                   96,342      95,518      92,814      92,105
---------------------------------------------------------------------------------------------------------------------------------
Provisions for insurance policies, where the investment risk is borne by
  policyholders                                                                        15,098      15,098      13,417      13,417
---------------------------------------------------------------------------------------------------------------------------------
Total technical provisions for the insurance business                                 142,886     138,354     138,119     132,175
---------------------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35  Statement of shareholders' equity

                                                        Reserve
                                                            for                                      Retained
                                                        general                                      earnings     Minority
                                                        banking      Share    Capital  Revaluation  including    interests
in CHF m                                                  risks    capital   reserves    reserves  net profit           1)
--------------------------------------------------------------------------------------------------------------------------
As of December 31, 1998                                   2,048      5,382     10,994       5,994         523        1,619
Dividends paid                                                                                         (1,375)         (55)
Capital increases, par value and capital surplus                        62        701                                    3
Transfer of reserves                                                                5                      (5)
Balances acquired/(sold)                                                                                               226
Acquisition of minority interests                                                                                     (643)
Change in revaluation reserves, net                                                          (479)                     (36)
Foreign currency translation impact                                                                     1,346          (28)
Reclassifications from provisions                             3
Allocation to reserve for general banking risks             101
Release of reserve for general banking risks                (21)
Net profit                                                                                              4,250           68
--------------------------------------------------------------------------------------------------------------------------
As of December 31, 1999                                   2,131      5,444     11,700       5,515       4,739        1,154
--------------------------------------------------------------------------------------------------------------------------
  of which reserve for own shares                                                 600                       0

Dividends paid                                                                                         (1,931)         (55)
Capital increases, par value and capital surplus                       565      8,151                                  911
Transfer of reserves                                                               31                     (31)
Balances acquired/(sold)                                                                                               190
Acquisition of minority interests                                                                                       (1)
Change in revaluation reserves, net                                                          (726)                     228
Foreign currency translation impact                                                                      (610)         (93)
Reclassifications from provisions                             6
Allocation to reserve for general banking risks             190
Release of reserve for general banking risks                 (8)
Net profit                                                                                              5,785          237
--------------------------------------------------------------------------------------------------------------------------
As of December 31, 2000                                   2,319      6,009     19,882       4,789       7,952        2,571
--------------------------------------------------------------------------------------------------------------------------
  of which reserve for own shares                                                 600                       0

Dividends paid                                                                                            (14)        (161)
Repayment out of share capital                                      (2,392)
Capital increases, par value and capital surplus                        11        164                                  985
Cancellation of repurchased shares                                     (38)      (531)
Balances acquired/(sold)                                                                                              (241)
Acquisition of minority interests                                                                                      (12)
Change in revaluation reserves, net                                                        (4,040)                    (258)
Foreign currency translation impact                                                                       102           10
Net profit                                                                                              1,587          227
--------------------------------------------------------------------------------------------------------------------------
As of December 31, 2001                                   2,319      3,590     19,515         749       9,627        3,121
--------------------------------------------------------------------------------------------------------------------------
  of which reserve for own shares                                                  69                   2,400
--------------------------------------------------------------------------------------------------------------------------


in CHF m                                                 Total
---------------------------------------------------
As of December 31, 1998                                 26,560
Dividends paid                                          (1,430)
Capital increases, par value and capital surplus           766
Transfer of reserves                                         0
Balances acquired/(sold)                                   226
Acquisition of minority interests                         (643)
Change in revaluation reserves, net                       (515)
Foreign currency translation impact                      1,318
Reclassifications from provisions                            3
Allocation to reserve for general banking risks            101
Release of reserve for general banking risks               (21)
Net profit                                               4,318
---------------------------------------------------
As of December 31, 1999                                 30,683
---------------------------------------------------
  of which reserve for own shares                          600
Dividends paid                                          (1,986)
Capital increases, par value and capital surplus         9,627
Transfer of reserves                                         0
Balances acquired/(sold)                                   190
Acquisition of minority interests                           (1)
Change in revaluation reserves, net                       (498)
Foreign currency translation impact                       (703)
Reclassifications from provisions                            6
Allocation to reserve for general banking risks            190
Release of reserve for general banking risks                (8)
Net profit                                               6,022
---------------------------------------------------
As of December 31, 2000                                 43,522
---------------------------------------------------
  of which reserve for own shares                          600
Dividends paid                                            (175)
Repayment out of share capital                          (2,392)
Capital increases, par value and capital surplus         1,160
Cancellation of repurchased shares                        (569)
Balances acquired/(sold)                                  (241)
Acquisition of minority interests                          (12)
Change in revaluation reserves, net                     (4,298)
Foreign currency translation impact                        112
Net profit                                               1,814
---------------------------------------------------
As of December 31, 2001                                 38,921
---------------------------------------------------
  of which reserve for own shares                        2,469
---------------------------------------------------

1)   For information relating to redeemable preferred securities see next page.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant shareholders

BZ Group Holding has notified Credit Suisse Group that it held as of December 31, 2001, on a consolidated basis 86,526,357 registered shares, corresponding to 7.2% of the total issued and outstanding registered shares of Credit Suisse Group, of which 1.3% were recorded for the benefit of BZ Group Holding in the share register of Credit Suisse Group with the right to vote.

Redeemable preferred securities

The Group has non-cumulative guaranteed perpetual preferred securities (preferred securities) outstanding as listed below. They are issued through fully owned special purpose subsidiaries in Guernsey, Channel Islands, that are established for the exclusive purpose of issuing such preferred securities and investing the gross proceeds in notes receivable of the Group. The preferred securities are classified as minority interests. The Group has made unsecured, subordinated guarantees for the benefit of the holders of the preferred securities.

                                                                                                                     Related notes
                                                                                                                     issued by CSG
                                                                  Notional         Liquidation                   solely redeemable
                                                    Issue          amount               value                            by issuer
Issuer                                               date   Currency        in m     in CHF m   Coupon rate           on and after
----------------------------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston Capital
  (Guernsey) I Ltd.                             June 1999        USD         125          209         3.683%1)       June 29, 2004
Credit Suisse Group Capital (Guernsey)
  II Ltd.                                       June 2000        EUR         250          371         7.974%         June 21, 2010
Credit Suisse Group Capital (Guernsey)
  III Ltd.                                      June 2000        GBP         150          364         8.514%         June 15, 2015
Credit Suisse Group Capital (Guernsey)
  IV Ltd.                                       June 2000        CHF         150          150         6.500%         June 30, 2010
Credit Suisse Group Capital (Guernsey)
  V Ltd.                                    November 2001        EUR         400          593         6.905%      November 7, 2011
Credit Suisse Group Capital (Guernsey)
  VI Ltd.                                   December 2001        JPY      30,500          389         3.570%     December 18, 2011
----------------------------------------------------------------------------------------------------------------------------------
Total as of December 31, 2001                                                           2,076
----------------------------------------------------------------------------------------------------------------------------------

1)   Based on six-month LIBOR as of December 29, 2001, plus 1.70%

36  Liabilities due to own pension funds

in CHF m                                                                                       31.12.01   31.12.00
-------------------------------------------------------------------------------------------------------------------
Liabilities due to own pension funds                                                               1,650        722
-------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37  Loans to members of the Group's governing bodies 1)

in CHF m                                                                                   31.12.01       31.12.00       31.12.99
---------------------------------------------------------------------------------------------------------------------------------
At beginning of financial year                                                                   88             75             57
Additions                                                                                         2             24             22
Reductions                                                                                      (36)           (11)            (4)
---------------------------------------------------------------------------------------------------------------------------------
At end of financial year                                                                         54             88             75
---------------------------------------------------------------------------------------------------------------------------------
Loans to companies controlled by members of the Group's governing bodies                          0            112            112
Contingent liabilities towards companies controlled by members of the Group's
  governing bodies                                                                                0            105            107
---------------------------------------------------------------------------------------------------------------------------------

1) Members of the Group's governing bodies are defined as members of the Credit Suisse Group Board of Directors and the Group Executive Board.

38  Maturity structure of current assets and borrowed funds

                                                           Due           Due    Due within           Due
                                      Redeemable      within 3   within 3 to     12 months         after            No         Total
in CHF m                  At sight     by notice        months     12 months    to 5 years       5 years      maturity      31.12.01
------------------------------------------------------------------------------------------------------------------------------------
Current assets
Cash and other
  liquid assets              3,092                                                                                             3,092
Money market papers         10,519           233        18,488         2,555           219            13                      32,027
Due from banks              18,774        64,790       103,754        14,688         1,508           271                     203,785
Receivables from the
  insurance business                      11,823                                                                              11,823
Due from customers          36,159        40,315        65,388        18,846        16,009         9,434                     186,151
Mortgages                        1        24,008         8,066        14,292        31,968        14,320                      92,655
Securities and
  precious metals
  trading portfolios       208,374                                                                                           208,374
Financial
  investments from
  the banking
  business                  18,940           476           423         4,301        10,715           381         2,070        37,306
------------------------------------------------------------------------------------------------------------------------------------
Total current assets       295,859       141,645       196,119        54,682        60,419        24,419         2,070       775,213
------------------------------------------------------------------------------------------------------------------------------------
As of December 31,
  2000                     276,648        54,012       291,022        45,958        50,180        28,509         2,469       748,798
------------------------------------------------------------------------------------------------------------------------------------

Borrowed funds
Money market papers
  issued                         0             0        16,479         1,603         1,160            10                      19,252
Due to banks               126,483        35,939       148,910        23,262           503           835                     335,932
Payables from the
  insurance business        11,864                                                                                            11,864
Due to customers in
  savings and
  investment
  deposits                      11        37,903           119            91           109           314                      38,547
Due to customers,
  other                     88,143        25,228       122,458         9,786        12,503         3,634                     261,752
Medium-term notes
  (cash bonds)                   0             0           140           851         1,967            61                       3,019
Bonds and
  mortgage-backed
  bonds                          0             0         4,224        14,043        43,236        20,002                      81,505
------------------------------------------------------------------------------------------------------------------------------------
Total borrowed funds       226,501        99,070       292,330        49,636        59,478        24,856                     751,871
------------------------------------------------------------------------------------------------------------------------------------
As of December 31,
  2000                     226,768        63,304       317,156        45,136        34,866        25,725                     712,955
------------------------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39 Securities lending and borrowing and repurchase agreements
in CHF m                                                       31.12.01  31.12.00
---------------------------------------------------------------------------------
Due from banks                                                       71       174
Due from customers                                                    5         9
---------------------------------------------------------------------------------
Securities lending                                                   76       183
---------------------------------------------------------------------------------
Due from banks                                                  163,666   179,494
Due from customers                                               66,921    53,100
---------------------------------------------------------------------------------
Reverse repurchase agreements                                   230,587   232,594
---------------------------------------------------------------------------------
Due to banks                                                      2,823     2,287
Due to customers                                                    173       326
---------------------------------------------------------------------------------
Securities borrowing                                              2,996     2,613
---------------------------------------------------------------------------------
Due to banks                                                    138,450   130,331
Due to customers                                                 67,688    40,844
---------------------------------------------------------------------------------
Repurchase agreements                                           206,138   171,175
---------------------------------------------------------------------------------

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

Other information
in CHF m
                                                              31.12.01
                                                                         31.12.00
---------------------------------------------------------------------------------
Collateral received at fair value with the right to sell or
repledge of which sold or repledged at fair value              368,020    300,929
                                                               362,962    291,539
---------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 Balance sheet by origin 1)                                 Switzerland   Foreign  Switzerland   Foreign
in CHF m                                                         31.12.01  31.12.01     31.12.00  31.12.00
----------------------------------------------------------------------------------------------------------
Assets
Cash and other liquid assets                                        2,725       367       2,589        339
Money market papers                                                 3,758    28,269       3,203     26,924
Due from banks                                                      3,829   199,956       6,510    212,011
Receivables from the insurance business                             5,734     6,089       3,751      6,120
Due from customers                                                 35,473   150,678      35,624    134,804
Mortgages                                                          74,740    17,915      72,012     20,420
Securities and precious metals trading portfolios                   8,962   199,412      15,108    183,809
Financial investments from the banking business                     5,100    32,206       4,109     21,465
Investments from the insurance business                            50,800    80,491      53,396     79,236
Non-consolidated participations                                       986       860         580      1,249
Tangible fixed assets                                               4,666     4,756       4,675      5,238
Intangible assets                                                     904    21,946         778     22,521
Accrued income and prepaid expenses                                 3,879    14,216       2,847     13,447
Other assets                                                        6,871    56,925       5,522     49,146
----------------------------------------------------------------------------------------------------------
Total assets                                                      208,427   814,086     210,704    776,729
----------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity
Money market papers issued                                            361    18,891         175     23,001
Due to banks                                                       34,032   301,900      42,051    317,390
Payables from the insurance business                                6,999     4,865       3,563      5,244
Due to customers in savings and investment deposits                35,152     3,395      35,555      3,678
Due to customers, other                                            76,070   185,682      58,215    155,334
Medium-term notes (cash bonds)                                      3,019         0       3,225          0
Bonds and mortgage-backed bonds                                    10,248    71,257      11,688     53,836
Accrued expenses and deferred income                                3,845    21,667       3,966     24,055
Other liabilities                                                   4,555    51,938       9,305     48,348
Valuation adjustments and provisions                                2,673     8,689       4,347      8,760
Technical provisions for the insurance business                    57,984    80,370      55,580     76,595
Shareholders' equity (excluding minority interests)                12,217    23,583      15,087     25,864
Minority interests                                                    306     2,815         128      2,443
----------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                        247,461   775,052     242,885    744,548
----------------------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

1)   The analysis is based on customers' domicile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41 Balance sheet by currencies                                                               Other       Total
in CHF m                                                      Swiss francs  US dollars  currencies    31.12.01
--------------------------------------------------------------------------------------------------------------
Assets
Cash and other liquid assets                                        2,475          63          554       3,092
Money market papers                                                 3,724      17,666       10,637      32,027
Due from banks                                                      6,636     118,093       79,056     203,785
Receivables from the insurance business                             5,734         870        5,219      11,823
Due from customers                                                 37,292     120,485       28,374     186,151
Mortgages                                                          75,879      16,076          700      92,655
Securities and precious metals trading portfolios                  10,351     110,666       87,357     208,374
Financial investments from the banking business                     9,858      16,994       10,454      37,306
Investments from the insurance business                            50,827       3,723       76,741     131,291
Non-consolidated participations                                       945         755          146       1,846
Tangible fixed assets                                               4,763       2,663        1,996       9,422
Intangible assets                                                     909      18,023        3,918      22,850
Accrued income and prepaid expenses                                 3,987       6,108        8,000      18,095
Other assets                                                        4,703      47,243       11,850      63,796
--------------------------------------------------------------------------------------------------------------
Total assets                                                      218,083     479,428      325,002   1,022,513
--------------------------------------------------------------------------------------------------------------
As of December 31, 2000                                           218,531     483,055      285,847     987,433
--------------------------------------------------------------------------------------------------------------

Liabilities and shareholders' equity
Money market papers issued                                            162      18,866          224      19,252
Due to banks                                                       28,600     173,822      133,510     335,932
Payables from the insurance business                                6,999         132        4,733      11,864
Due to customers in savings and investment deposits                38,252           0          295      38,547
Due to customers, other                                            53,667     160,422       47,663     261,752
Medium-term notes (cash bonds)                                      3,019           0            0       3,019
Bonds and mortgage-backed bonds                                    13,981      47,755       19,769      81,505
Accrued expenses and deferred income                                3,279      17,932        4,301      25,512
Other liabilities                                                   3,557      47,796        5,140      56,493
Valuation adjustments and provisions                                2,578       3,887        4,897      11,362
Technical provisions for the insurance business                    57,984       2,943       77,427     138,354
Shareholders' equity (excluding minority interests)                11,925      14,644        9,231      35,800
Minority interests                                                    448         278        2,395       3,121
--------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                        224,451     488,477      309,585   1,022,513
--------------------------------------------------------------------------------------------------------------
As of December 31, 2000                                           226,624     463,693      297,116     987,433
--------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

42  Share-based compensation

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001. The Group has adopted several share-based compensation programs, which are a key feature of the overall compensation package to employees and senior executives. These programs generally represent a portion of employee bonuses. They are also awarded as retention incentives or special awards. At December 31, 2001, the Group had conditional capital of 45,206,248 shares available for future share-based option and award programs. However, the Group is also able to satisfy its obligation for these programs through share repurchases.

INCENTIVE SHARE OPTION PLANS

The Group has share option plans under which incentive options may be periodically granted to key employees. The options are granted at an exercise price generally not less than the fair value of the shares at the date of grant, have a vesting term of between zero and three years following the date of grant, are generally blocked from exercise for four years following the date of grant and generally expire from four to ten years from the date of grant. Additionally, some plans are subject to performance-based vesting criteria.

Most of the options granted through and including the year 1999 have performance features that allow vesting upon the attainment of specified share prices or earnings levels. Options granted in 1996 included a five year performance-based feature and were granted at a price of CHF 33.13 per share, and options granted in 1998 included a five year performance-based feature and were granted at a price of CHF 67.50 per share. Options vesting due to the attainment of performance criteria totaled 3,780,000 and 13,180,000, respectively, during 1999 and 1998. At December 31, 2001, no outstanding options were subject to performance-based vesting requirements.

In connection with the acquisition of DLJ, the Group replaced certain outstanding options to purchase shares of DLJ previously granted by DLJ. Specifically, in November 2000, the Group granted 24,400,144 vested and unvested options to the holders of the DLJ options. The following tables and amounts include the effect of these grants. There were no compensation charges at the date of grant.

The Group recognized no other compensation expense related to options plans in 2001, 2000 or 1999. For certain share option plans, the employee may elect to receive cash in lieu of shares. In 2001, 2000 and 1999, options totaling 3,135,000, 5,264,000 and 3,604,000, respectively, were exercised in this manner. In January 2002, pursuant to the Group's incentive compensation plan, 32,181,261 options were granted at an exercise price of CHF 65.75.

During 2001, certain vesting schedules were accelerated according to the terms and conditions of the plans. As a consequence, 1,087,900 options vested and became immediately exercisable. In addition, 1,038,836 already vested options also became immediately exercisable. These options are included in the number of exercisable options and in the pro forma expenses for 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share option activities during the periods indicated are as follows: 1)

                                                             Weighted-                    Weighted-                    Weighted-
                                                               average                      average                      average
                                                Number of     exercise        Number       exercise     Number of       exercise
                                                  options        price    of options          price       options          price
in CHF (except no. of options)                       2001         2001          2000           2000          1999           1999
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of financial year     54,988,916        62.03    18,092,396          49.02    19,608,396          42.94
Granted during the year 2)                     39,890,090        68.21    47,977,904 3)        60.04    2,356,000          73.92
Exercised during the year                      (5,752,475)       39.53    (9,906,516)         30.46    (3,832,000)         33.13
Forfeited during the year                      (1,550,108)       34.42    (1,174,868)         46.11       (40,000)         61.65
--------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of financial year           87,576,423        66.81    54,988,916          62.03    18,092,396          49.02
--------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of financial year           15,742,784        45.45    11,547,612          29.18    10,100,000          34.96
--------------------------------------------------------------------------------------------------------------------------------

1) Certain restatements have been made to prior-period amounts to conform to the current presentation.
2) Includes a substantial amount of share options granted to employees subsequent to the financial year-end as part of the financial year compensation.
3) Includes options totaling 24,400,144, granted to former holders of DLJ options at a weighted-average exercise price of CHF 36.22.

The table below provides additional information for options outstanding as of December 31, 2001.

                                               Options outstanding                 Options excercisable
                                   -------------------------------------------  ---------------------------
                                                     Weighted-       Weighted-                    Weighted-
                         Range of    Number of         average         average    Number of         average
                   exercise price      options  remaining life  exercise price      options  exercise price
                           in CHF  outstanding        in years          in CHF  exercisable          in CHF
-----------------------------------------------------------------------------------------------------------
                    12.50 - 25.00    4,556,920            4.08           15.44    4,556,920           15.44
                    25.01 - 37.50    1,987,600            5.98           34.90    1,826,376           35.31
                    37.51 - 50.00    4,615,516            7.37           44.58    2,013,256           44.50
                    50.01 - 62.50    7,414,993            7.68           53.83    2,589,284           54.27
                    62.51 - 75.00   41,209,174            9.25           66.79    3,060,696           67.45
                   75.01 - 100.00   27,792,220            9.00           84.72    1,696,252           84.94
-----------------------------------------------------------------------------------------------------------
                                    87,576,423            8.60           66.81   15,742,784           45.45
-----------------------------------------------------------------------------------------------------------

Share option plans -- pro forma information

The Group has adopted the pro forma disclosure only requirement of SFAS
NO. 123, ACCOUNTING FOR STOCK BASED COMPENSATION (SFAS No. 123), which requires companies to measure and disclose pro forma employee share compensation based on the fair value based method of accounting. For option plans with a cash settlement feature the pro forma expense of the period is the change of the intrinsic value of the options outstanding during the period. The pro forma expense for option plans with no cash

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS settlement feature is calculated based on the fair value at the grant date for those options, which have vested during the period.

in CHF m, except the per share amounts                                              2001       2000       1999
--------------------------------------------------------------------------------------------------------------
Net profit                              As reported                                1,587      5,785      4,250
                                        Pro forma1) 2) 3)                          1,026      5,428      3,921
--------------------------------------------------------------------------------------------------------------
Earnings per share                      As reported                                 1.33       5.21       3.92
                                        Pro forma1) 2) 3)                           0.86       4.89       3.61
--------------------------------------------------------------------------------------------------------------
Earnings per share - diluted            As reported                                 1.32       5.19       3.89
                                        Pro forma1) 2) 3)                           0.85       4.87       3.59
--------------------------------------------------------------------------------------------------------------

1) The above pro forma amounts are not indicative of future reported net profits.
2) The pro forma net profit calculation includes options granted subsequent to the financial year-end as part of the financial year compensation.
3) Certain restatements have been made to prior-period amounts to conform to the current presentation.

The following amounts are the weighted-average of fair values of options at the date of grant relating to options whose exercise price was equal to the market price of the Group's shares at the date of grant. 1) 2)

in CHF                                                            2001    2000 3)       1999
--------------------------------------------------------------------------------------------
Weighted-average fair values of options at the date of grant     19.61      23.11      20.35
Weighted-average exercise prices per share option granted        68.21      84.69      73.92
--------------------------------------------------------------------------------------------

1) Weighted-average calculation includes options granted subsequent to the financial year-end as part of the financial year compensation.

2) Certain restatements have been made to prior-period amounts to conform to the current presentation.

3) For certain options which were granted during 2000, related to the DLJ acquisition, the exercise price was less than market price of the
    Group's shares at the date of grant. For these options, the per share weighted-average of both the fair values at the date of grant and the exercise prices were CHF 57.77 and CHF 36.22, respectively.

The fair values were estimated using the Black-Scholes option pricing model and the following weighted-average assumptions were made: 1) 2)

Share option plans                                                2001       2000       1999
--------------------------------------------------------------------------------------------
Expected dividend yield                                          2.75%      2.75%      2.27%
Expected life of share options, in years                             5          5          5
Expected volatility                                             37.70%     35.12%     32.54%
Expected CHF risk-free interest rates                            2.98%      3.19%      3.64%
--------------------------------------------------------------------------------------------

1) Weighted-average calculation includes options granted subsequent to the financial year-end as part of the financial year compensation.

2) Certain restatements have been made to prior-period amounts to conform to the current presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SHARE AWARD PLANS

The Group also has share award plans, which provide shares to its employees. Awards are generally a fixed monetary amount with the actual number of shares being determined by the Compensation and Appointments Committee on the date of the grant. The most significant plans are the CSG Swiss Share Plan and the CSG International Share Plan which includes the DLJ Retention Plan.

Awards under the CSG Swiss Share Plan vest 100% and are owned by the recipient upon grant. Awards under the CSG International Share Plan are subject to forfeiture provisions for two years. Longevity premium awards under both plans vest on the third anniversary of the date of the grant. Most of the shares granted under these plans cannot be sold before the fourth anniversary of the date of grant. Awards made in November 2000 under the DLJ Retention Plan vest over three years and can be sold upon vesting.

During 2001, certain vesting schedules were accelerated according to the terms and conditions of the plans. As a consequence 468,764 shares under the DLJ Retention Plan vested immediately and were delivered during 2001. Since these activities continued in 2002, 1,669,792 shares under the DLJ Retention Plan vested immediately and were delivered during 2002. The expenses due to accelerated vesting are included in the profit and loss of the respective period.

The table below shows the details of shares granted under all the share award plans during the periods indicated. 1)

                                                                     2001           2000           1999
-------------------------------------------------------------------------------------------------------
Shares awarded 1) 2)                                           23,504,774     50,381,996 3)   24,623,344
Weighted-average fair value at the date of grant, in
  CHF 1) 2)                                                         71.73          81.72          72.11
-------------------------------------------------------------------------------------------------------

1) Includes a substantial amount of shares granted to employees subsequent to the financial year-end as part of the financial year compensation.

2) Certain restatements have been made to prior-period amounts to conform to the current presentation.

3) Specifically, 25,782,568 shares were awarded under the DLJ Retention Plan in November 2000.

In January 2002, pursuant to the Group's share award plans, 7,120,931 shares were granted at a price of CHF 70.65 per share for 2001. The expense for share-based compensation for the years ended December 31, 2001, 2000 and 1999 was CHF 2.1 billion, CHF 2.0 billion and CHF 0.8 billion, respectively. These amounts include charges related to awards earned for the reporting period, but granted in the following years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

43  Foreign currency translation rates

                                     Year-end rate used in the            Average rate used in the
                                           balance sheet                      income statement
                                     --------------------------   ----------------------------------------
in CHF                                   31.12.01      31.12.00           2001          2000          1999
----------------------------------------------------------------------------------------------------------
  1  US dollar               (USD)         1.6754        1.6346         1.6900        1.6700        1.4900

  1  Euro                    (EUR)         1.4824        1.5242         1.5100        1.5400        1.5800

  1  British pound sterling  (GBP)         2.4282        2.4442         2.4300        2.5300        2.4000

  1  Canadian dollar         (CAD)         1.0534        1.0899         1.0900        1.1200        1.0000

  1  Singapore dollar        (SGD)         0.9056        0.9437         0.9400        0.9700        0.8800

  1  Hong Kong dollar        (HKD)         0.2149        0.2096         0.2165        0.2140        0.1910

100  German marks            (DEM)        75.7939       77.9311        77.2300       78.8000       81.0000

100  Dutch guilders          (NLG)        67.2684       69.1652        68.5500       69.9500       71.9000

100  French francs           (FRF)        22.5990       23.2363        23.0300       23.5000       24.1500

100  Italian lire            (ITL)         0.0766        0.0787         0.0780        0.0795        0.0820

100  Japanese yen            (JPY)         1.2759        1.4252         1.3900        1.5500        1.3100

100  Spanish pesetas         (ESP)         0.8909        0.9160         0.9080        0.9260        0.9520
----------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 Principal participations
Principal fully consolidated participations as of December 31, 2001
          % of equity                                                                                                   Capital
         capital held   Company name                                                              Domicile  Currency       in m
-------------------------------------------------------------------------------------------------------------------------------
Credit Suisse Group                                                                    Zurich, Switzerland
                  100   Credit Suisse                                                  Zurich, Switzerland       CHF    3,114.7
                  100   Credit Suisse First Boston                                     Zurich, Switzerland       CHF    4,399.7
                  100   "Winterthur" Swiss Insurance Company                       Winterthur, Switzerland       CHF      193.7
                   99   Neue Aargauer Bank                                              Aarau, Switzerland       CHF      273.8
                   50   Swisscard AECS AG                                              Zurich, Switzerland       CHF        0.1
                  100   Bank Leu AG                                                    Zurich, Switzerland       CHF      200.0
                  100 1) Bank Hofmann AG                                               Zurich, Switzerland       CHF       30.0
                   88   Clariden Holding AG                                            Zurich, Switzerland       CHF        8.1
                  100   BGP Banca di Gestione Patrimoniale S.A.                        Lugano, Switzerland       CHF       50.0
                  100   Bank Leu (Luxembourg) S.A.                                  Luxembourg, Luxembourg       CHF       25.0
                  100   Credit Suisse Fides                                            Zurich, Switzerland       CHF        5.0
                  100   Credit Suisse Trust AG                                         Zurich, Switzerland       CHF        5.0
                  100   Credit Suisse Trust Holdings Ltd.                         St. Peter Port, Guernsey       GBP        2.0
                  100   Credit Suisse IT Assets AG                                     Zurich, Switzerland       CHF        2.4
                  100   Fides Information Services                                     Zurich, Switzerland       CHF        1.0
                  100   Credit Suisse Group Finance (Guernsey) Ltd.               St. Peter Port, Guernsey       CHF        0.0
                  100   Credit Suisse Group Capital (Guernsey) II Ltd.            St. Peter Port, Guernsey       EUR        0.0
                  100   Credit Suisse Group Capital (Guernsey) III Ltd.           St. Peter Port, Guernsey       GBP        0.0
                  100   Credit Suisse Group Capital (Guernsey) IV Ltd.            St. Peter Port, Guernsey       CHF        0.0
                  100   Credit Suisse Group Capital (Guernsey) V Ltd.             St. Peter Port, Guernsey       EUR        0.0
                  100   Credit Suisse Group Capital (Guernsey) VI Ltd.            St. Peter Port, Guernsey       JPY        0.0
                  100   Credit Suisse Group Finance (US) Inc.                          Wilmington, DE, USA       USD      600.0
                  100   Credit Suisse Group Finance (Luxembourg) S.A.               Luxembourg, Luxembourg       EUR        0.1
                  100   Credit Suisse First Boston Private Equity                         Zug, Switzerland       CHF        0.0
                  100   Merban Equity                                                     Zug, Switzerland       CHF        0.0
                  100   CSFB IGP                                                          Zug, Switzerland       CHF        0.0
                  100   PE Portfolio Investment Holding                                   Zug, Switzerland       CHF        0.0
                  100   Credit Suisse Group PE Holding AG                                 Zug, Switzerland       CHF       12.0
                  100 2) Credit Suisse First Boston International                   London, United Kingdom       USD      682.3
                   88   Hotel Savoy Baur en Ville                                      Zurich, Switzerland       CHF        7.5
                  100   Wincasa                                                    Winterthur, Switzerland       CHF        1.5

1)    33.33% held by Credit Suisse.
2)    80% held by Credit Suisse First Boston.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 Principal participations (continued)
Principal fully consolidated participations as of December 31, 2001
 % of equity                                                                                                     Capital
capital held   Company name                                                                Domicile  Currency       in m
------------------------------------------------------------------------------------------------------------------------
         100   Credit Suisse                                                    Zurich, Switzerland       CHF    3,114.7
          94   City Bank                                                        Zurich, Switzerland       CHF        7.5
         100   Schweizerische Schiffshypothekenbank                              Basle, Switzerland       CHF       10.0
         100   Credit Suisse Immobilien Leasing AG                              Zurich, Switzerland       CHF        3.0
          50   Credit Suisse Fleetmanagement                                    Zurich, Switzerland       CHF        7.0
          94   Innoventure Capital AG                                           Zurich, Switzerland       CHF       10.0
         100   WECO Inkasso AG                                                  Zurich, Switzerland       CHF        0.5
         100   ABZ Finanz- und Beteiligungsgesellschaft AG                         Zug, Switzerland       CHF        4.0
         100   Credit Suisse (UK) Ltd.                                       London, United Kingdom       GBP       24.5
         100   Credit Suisse (Guernsey) Ltd.                               St. Peter Port, Guernsey       GBP        4.0
         100   Credit Suisse (Gibraltar) Ltd.                                 Marina Bay, Gibraltar       GBP        5.0
         100   Credit Suisse (Bahamas) Ltd.                                         Nassau, Bahamas       USD       12.0
         100   Credit Suisse Hottinguer S.A.                                          Paris, France       EUR       52.9
         100   Credit Suisse (Deutschland) Aktiengesellschaft                    Frankfurt, Germany       DEM       20.0
         100   Credit Suisse (Italy) S.p.A.                                            Milan, Italy       ITL   66,017.0
         100   Credit Suisse Gestion S.G.I.I.C. S.A.                                  Madrid, Spain       EUR        2.4
         100   Credit Suisse Asesoramiento y Servicios S.A.                           Madrid, Spain       EUR        0.1
         100   Credit Suisse Investment Consulting (Taiwan) Ltd.                     Taipei, Taiwan       TWD       30.0
         100   Credit Suisse Investment Advisory (Hong Kong) Ltd.                  Hong Kong, China       HKD        1.0
         100   Credit Suisse (Luxembourg) S.A.                               Luxembourg, Luxembourg       CHF       25.0
         100   Credit Suisse (Monaco) S.A.M.                                    Monte Carlo, Monaco       EUR       12.0
         100   Credit Suisse (Austria) Vermogensverwaltungs AG                      Vienna, Austria       EUR        0.1
         100   Credit Suisse Securities Ltd.                                 London, United Kingdom       GBP       10.0
         100   Swiss American Corporation                                         New York, NY, USA       USD       38.9
         100   JOHIM (Holdings) Ltd.                                         London, United Kingdom       GBP        0.0
         100   EFFUS AG                                                         Zurich, Switzerland       CHF       15.0
         100   General de Valores y Cambios, S.V.B., S.A. (GVC)                    Barcelona, Spain       EUR        5.4
         100   GVC, Gestion, S.G.I.I.C., S.A.                                      Barcelona, Spain       EUR        0.7
         100   Frye-Louis Capital Management Holding Co., Inc.                  Wilmington, DE, USA       USD       12.1
          60 1) Swiss Egyptian Portfolio Management                                    Cairo, Egypt       EGP        4.5
         100   Capital.e AG                                                        Zug, Switzerland       CHF        0.1
         100   Credit Suisse International Services Ltd.                   St. Peter Port, Guernsey       USD        0.0
         100   CSFB Non-Traditional Investments Ltd.                                Nassau, Bahamas       USD        0.1
         100   Pearl Investment Management Ltd.                                     Nassau, Bahamas       USD        0.0

         100   Credit Suisse First Boston                                       Zurich, Switzerland       CHF    4,399.7
         100 2) Credit Suisse First Boston, Inc.                                  New York, NY, USA       USD      187.0
         100   Credit Suisse First Boston Corp.                                   New York, NY, USA       USD        1.0
         100   Credit Suisse First Boston Mortgage Capital LLC                    New York, NY, USA       USD        0.0
         100   Credit Suisse First Boston Management Corp.                        New York, NY, USA       USD       30.3
         100   Credit Suisse First Boston (USA) Inc.                              New York, NY, USA       USD      389.6
         100   Donaldson, Lufkin & Jenrette Securities Corp.                      New York, NY, USA       USD        0.0
         100   Banco de Investimentos Credit Suisse First Boston S.A.                  Sao Paulo,         BRL      164.8
               Brazil
         100   Credit Suisse First Boston (Bahamas) Ltd.                            Nassau, Bahamas       USD       16.9
         100   Credit Suisse First Boston Canada                                    Toronto, Canada       CAD      157.3
         100   AJP Cayman Ltd.                                          George Town, Cayman Islands       USD      101.2
         100   Credit Suisse First Boston Aktiengesellschaft                     Frankfurt, Germany       EUR      109.9
         100   Bank Credit Suisse First Boston AO                                    Moscow, Russia       USD       37.8

1)  75% voting rights.
2)  43% voting rights held by Credit Suisse Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 Principal participations (continued)
Principal fully consolidated participations as of December 31, 2001
 % of equity                                                                                                     Capital
capital held   Company name                                                                Domicile  Currency       in m
------------------------------------------------------------------------------------------------------------------------
         100   Credit Suisse First Boston (Cyprus) Ltd.                            Limassol, Cyprus       USD      725.0
          75   Credit Suisse First Boston (India) Securities Ltd.                     Mumbai, India       INR      979.8
         100   Credit Suisse First Boston Investments (Guernsey)           St. Peter Port, Guernsey       USD      300.0
               Ltd.
         100   Credit Suisse First Boston Capital (Guernsey) I Ltd.        St. Peter Port, Guernsey       USD        0.0
          80 1) Credit Suisse First Boston International                     London, United Kingdom       USD      682.3
         100   Credit Suisse First Boston (International) Holding AG               Zug, Switzerland       CHF       37.5
         100   Credit Suisse First Boston International (Guernsey)         St. Peter Port, Guernsey       USD        0.2
               Ltd.
         100   Credit Suisse First Boston (Europe) Ltd.                      London, United Kingdom       USD       27.3
         100   Credit Suisse First Boston Equities Ltd.                      London, United Kingdom       GBP       15.0
         100   Credit Suisse First Boston Finance B.V.                   Amsterdam, The Netherlands       EUR        0.0
         100   Credit Suisse First Boston Pacific Capital Markets                 Sydney, Australia       AUD       10.0
               Ltd.
         100   Credit Suisse First Boston (Cayman) Ltd.                 George Town, Cayman Islands       USD        0.0
         100   Credit Suisse First Boston (Hong Kong) Ltd.                         Hong Kong, China       HKD      381.1
         100   Credit Suisse First Boston NZ Restructuring No. 1            Wellington, New Zealand       NZD       10.0
               Ltd.
         100   Credit Suisse First Boston (Singapore) Ltd.                     Singapore, Singapore       SGD      163.7
         100   Credit Suisse First Boston Singapore Futures Pte.               Singapore, Singapore       USD       11.1
               Ltd.
         100   Credit Suisse First Boston Australia (Holdings) Ltd.               Sydney, Australia       AUD       42.0
         100   Credit Suisse First Boston Australia Securities Ltd.               Sydney, Australia       AUD       29.9
         100   Credit Suisse First Boston Australia Ltd.                          Sydney, Australia       AUD       14.1
         100   Credit Suisse First Boston (Australia) Equities Ltd.            Melbourne, Australia       AUD       13.0
         100   Credit Suisse First Boston Securities (Japan) Ltd.                      Tokyo, Japan       USD      165.0
         100   Credit Suisse First Boston Latam Holdings, LLC           George Town, Cayman Islands       USD       29.6
         100   Credit Suisse First Boston Australia (Finance) Ltd.             Melbourne, Australia       AUD       10.0
         100   Credit Suisse First Boston Finance (Guernsey) Ltd.          St. Peter Port, Guernsey       USD        0.2
         100   Credit Suisse First Boston New Zealand Investments           Wellington, New Zealand       NZD        1.6
               Ltd.
         100   Credit Suisse Asset Management (Australia)                         Sydney, Australia       AUD        0.3
         100   Credit Suisse Asset Management (UK) Holding Ltd.              London, United Kingdom       GBP       16.0
         100   Credit Suisse Asset Management Ltd.                           London, United Kingdom       GBP        0.0
         100   Credit Suisse Trust & Banking Co. Ltd.                                  Tokyo, Japan       JPY    9,000.0
         100   Credit Suisse Asset Management LLC                                 New York, NY, USA       USD        0.0
         100   Credit Suisse Bond Fund Management Company S.A.               Luxembourg, Luxembourg       CHF        0.3
         100   Credit Suisse Equity Fund Management Company S.A.             Luxembourg, Luxembourg       CHF        0.3
         100   Credit Suisse Money Market Fund Management Company            Luxembourg, Luxembourg       CHF        0.3
               S.A.
         100   Credit Suisse Portfolio Fund Management Company S.A.          Luxembourg, Luxembourg       CHF        0.3
         100   Credit Suisse Asset Management Funds                             Zurich, Switzerland       CHF        7.0
         100   Credit Suisse Asset Management (Deutschland) GmbH                 Frankfurt, Germany       EUR        2.6
         100   Credit Suisse Asset Management SIM S.p.A.                               Milan, Italy       EUR        6.2
         100   Credit Suisse Asset Management (France) S.A.                           Paris, France       EUR       25.1
         100   Credit Suisse Asset Management Holding, Corp.                      New York, NY, USA       USD        0.0
         100   GTN Global Properties Holding Ltd.                                  Limassol, Cyprus       USD        0.0
         100   Credit Suisse First Boston S.A. Securities                    Parktown, South Africa       ZAR        1.0
               (Proprietary) Ltd.
         100   SLC Asset Management Ltd.                                     London, United Kingdom       GBP       19.5
         100   Sun Life of Canada Unit Managers Ltd.                         London, United Kingdom       GBP        0.2
         100   SLC Pooled Pensions Ltd.                                      London, United Kingdom       GBP        1.0
         100   Olympus Servicing LP                                                 Austin, TX, USA       USD       13.7
         100   Column Financial Inc.                                               Atlanta, GA, USA       USD        0.0
         100   DLJ Mortgage Capital Inc.                                          New York, NY, USA       USD        0.0
         100   Credit Suisse First Boston Finance (USA) LLC                     Wilmington, DE, USA       USD        0.0

1)  20% held by Credit Suisse Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 Principal participations (continued)
Principal fully consolidated participations as of December 31, 2001
 % of equity                                                                                                     Capital
capital held   Company name                                                                Domicile  Currency       in m
------------------------------------------------------------------------------------------------------------------------
         100   "Winterthur" Swiss Insurance Company                         Winterthur, Switzerland       CHF      193.7
         100   Winterthur Life                                              Winterthur, Switzerland       CHF      175.0
         100   The Federal                                                      Zurich, Switzerland       CHF       10.0
          67   Winterthur-ARAG Legal Assistance                             Winterthur, Switzerland       CHF        9.0
         100   Gartenhotel                                                  Winterthur, Switzerland       CHF        2.5
         100   Swissline                                                   Wallisellen, Switzerland       CHF        0.5
         100   Xenum Services                                                   Zurich, Switzerland       CHF        0.1
         100   Credit Suisse Life & Pensions                                   Vaduz, Liechtenstein       CHF       15.0
         100   Winterthur Beteiligungsgesellschaft m.b.H.                        Wiesbaden, Germany       EUR        0.3
         100   WINCOM Versicherungs-Holding AG                                   Wiesbaden, Germany       DEM      102.7
          70   DBV-Winterthur Group                                              Wiesbaden, Germany       EUR       87.2
         100   Credit Suisse Leasing Deutschland GmbH                            Wiesbaden, Germany       EUR        0.0
         100   Medvantis Group                                                   Wiesbaden, Germany       EUR        6.2
         100   Winterthur Insurance Health & Accident                            Wiesbaden, Germany       EUR        0.1
         100   Winterthur Italia Holding S.p.A.                                        Milan, Italy       EUR      132.6
         100   Winterthur Assicurazioni S.p.A.                                         Milan, Italy       ITL  250,882.2
         100   Winterthur Vita S.p.A.                                                  Milan, Italy       EUR       74.9
         100   Hispanowin S.A.                                                     Barcelona, Spain       ESP   16,165.4
         100   Winterthur Inmuebles 2                                              Barcelona, Spain       EUR       55.9
         100   Winterthur Seguros Generales                                        Barcelona, Spain       EUR       48.7
         100   Winterthur Inmuebles                                                Barcelona, Spain       EUR       56.8
         100   Winterthur Iberica                                                  Barcelona, Spain       ESP    4,423.5
         100   Winterthur Asistencia                                               Barcelona, Spain       EUR        4.0
         100   Winterthur Vida Espanola                                            Barcelona, Spain       EUR       35.0
         100   WINVALOR Agencia de Valores                                         Barcelona, Spain       EUR        0.9
          90   Winterthur Salud de Seguros                                         Barcelona, Spain       EUR        8.3
         100   Winterthur Pensiones                                                Barcelona, Spain       EUR        8.2
         100   Webinsurance Partners                                               Barcelona, Spain       EUR        0.0
          85   Winterthur-Europe Assurances                                       Brussels, Belgium       EUR      198.3
         100   Les Assures Reunis                                                 Brussels, Belgium       BEF      524.0
         100   Commercial General Union                                           Brussels, Belgium       EUR       23.7
          99   Sofimmocentrale                                                    Brussels, Belgium       BEF      471.9
          70   Touring Assurances                                                 Brussels, Belgium       BEF    1,000.0
         100   I.S.C.C. International Service Call Centre                         Brussels, Belgium       BEF        3.6
          51   Jean Verheyen                                                      Brussels, Belgium       BEF        5.0
         100   Winterthur-Europe Vie                                         Luxembourg, Luxembourg       EUR        8.7
         100   Winterthur (UK) Holdings                                      London, United Kingdom       GBP       42.6
         100   Churchill Insurance Group                                    Bromley, United Kingdom       GBP      159.4
         100   Churchill Insurance                                          Bromley, United Kingdom       GBP      312.0
          93   Churchill Management                                         Bromley, United Kingdom       GBP        2.6
         100   National Insurance & Guarantee Group                          London, United Kingdom       GBP      140.0
         100   Winterthur UK Financial Services Group Ltd.              Basingstoke, United Kingdom       GBP        0.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 Principal participations (continued)
Principal fully consolidated participations as of December 31, 2001
 % of equity                                                                                                     Capital
capital held   Company name                                                                Domicile  Currency       in m
------------------------------------------------------------------------------------------------------------------------
          80   Capital.e Ltd.                                               St Peter Port, Guernsey       CHF        4.4
         100   Winterthur Versicherungs AG                                          Vienna, Austria       ATS      127.5
         100   Winterthur Pensionskassen AG                                         Vienna, Austria       ATS       70.0
         100   Wintisa Management und Consulting AG                                 Vienna, Austria       ATS        1.0
         100   Credit Suisse Life & Pensions Management GmbH                        Vienna, Austria       EUR        0.4
         100   Companhia Europeia de Seguros                                       Lisbon, Portugal       PTE    5,936.1
         100   Winterthur Pensiones                                                Lisbon, Portugal       EUR        1.7
          97   Rhodia Assurance                                                        Lyon, France       EUR       18.3
          65   Winterthur pojist'ovna, a.s.                                  Prague, Czech Republic       CZK      374.0
          85   Winterthur penzijni fond, a.s.                                  Brno, Czech Republic       CZK      142.4
         100   Vojenski otevreny penzijni fond, a.s.                         Prague, Czech Republic       CZK       75.7
          65   Winterthur Elso Svajci-Magyar Pentarszolgaltato Rt.                Budapest, Hungary       HUF      700.0
          65   Winterthur Biztosito Resvenyt Rt.                                  Budapest, Hungary       HUF    3,600.0
         100   Winterthur, Towarzystwo Ubezpieczeniowe S.A.                          Warsaw, Poland       PLN       40.0
          66   Winterthur Zycie Towarzystwo Ubezpieczeniowe S.A.                     Warsaw, Poland       PLN      135.0
          70   Winterthur Powszechne Towarzystwo Enerytalne S.A.                     Warsaw, Poland       PLN      105.0
         100   Winterthur US Holdings                                           Wilmington, DE, USA       USD        0.0
         100   General Casualty                                                Sun Prairie, WI, USA       USD        3.0
         100   Republic Financial Services                                          Dallas, TX, USA       USD        0.0
         100   Southern Guaranty                                                Montgomery, AL, USA       USD        2.0
         100   Unigard                                                            Bellevue, WA, USA       USD        0.0
         100   Winterthur Canada Financial Corp.                                    Toronto, Canada       CAD        0.0
         100   The Citadel General                                                  Toronto, Canada       CAD       34.1
         100   L' Unique                                                             Quebec, Canada       CAD        7.0
         100   Winterthur Holdings Australia Ltd.                                 Sydney, Australia       AUD       23.2
          97   Winterthur Insurance (Far East)                                 Singapore, Singapore       SGD       25.0
          52   Winterthur Insurance (Asia)                                         Hong Kong, China       HKD      176.6
         100   Winterthur Insurance Services Asia Ltd.                             Hong Kong, China       HKD       38.8
          60   Winterthur Life Indonesia                                         Jakarta, Indonesia       IDR   44,500.0
         100   CS Life Japan                                                           Tokyo, Japan       JPY   16,725.0
         100   Winterthur Overseas                                                Hamilton, Bermuda       USD        0.3
         100   Winterthur Capital                                                 Hamilton, Bermuda       EUR        0.0
         100   Winterthur Atlantic                                                Hamilton, Bermuda       GBP        0.1
         100   SRS Holding Group                                                  Hamilton, Bermuda       USA       70.0
         100   Winterthur Swiss Insurance (Macau)                                      Macau, Macau       MOP       20.0
          78   Winterthur Alternative Investments Strategies Limited    George Town, Cayman Islands       USD      130.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 List of principal participations (continued)
Principal participations as of December 31, 2001, valued according to the equity method
                                                                                            Capital   Equity interest
Company name                                                      Domicile   Currency          in m              in %
---------------------------------------------------------------------------------------------------------------------
Credit Suisse Group                                    Zurich, Switzerland
Inreska Ltd.                                      St. Peter Port, Guernsey        GBP           3.0            100.0
Capital Union                                                   Dubai, UAE        USD          50.0             25.0
SECB Swiss Euro Clearing Bank GmbH                      Frankfurt, Germany        EUR           9.2             25.0

Credit Suisse                                          Zurich, Switzerland
Corner Banca S.A.                                      Lugano, Switzerland        CHF          12.0             27.3

Credit Suisse First Boston                             Zurich, Switzerland
Valcambi S.A.                                         Balerna, Switzerland        CHF          12.0            100.0
Innovent Capital Ltd.                          George Town, Cayman Islands        CHF          10.6             13.1
Banco Comercial S.A.                                   Montevideo, Uruguay        UYP          39.8             19.9 1)

"Winterthur" Swiss Insurance Company               Winterthur, Switzerland
Norwich Winterthur Holdings                        Norwich, United Kingdom        GBP          54.5             48.5
Norwich Winterthur Reinsurance                     Norwich, United Kingdom        GBP          57.8             46.5
Expertisa                                          Winterthur, Switzerland        CHF           0.2            100.0
Technopark Immobilien                                  Zurich, Switzerland        CHF          40.0             25.0
Wincare Versicherungen                             Winterthur, Switzerland        CHF           0.1            100.0
Winterthur Financial Services                      Winterthur, Switzerland        CHF           0.5            100.0
Zurcher Freilager                                      Zurich, Switzerland        CHF           4.0             36.2
Zentrum Regensdorf                                 Regensdorf, Switzerland        CHF           4.5             50.0
Swiss Prime Site                                        Olten, Switzerland        CHF         604.0             23.3
Allgemeine Hypothekenbank                               Frankfurt, Germany        EUR         100.0              7.1
Winterthur Fund Management Co.                      Luxembourg, Luxembourg        EUR           0.1            100.0
Winterthur Research S.A.                                  Barcelona, Spain        EUR           0.1            100.0
Bahosa                                                    Barcelona, Spain        ESP       1,536.2             38.2
Winterthur-Service S.A.                                   Barcelona, Spain        EUR           0.2            100.0
Seguros Atlas                                          Mexico City, Mexico        MXN         125.0             30.0
---------------------------------------------------------------------------------------------------------------------

1)  27.4% voting rights

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

44 List of principal participations (continued)
Principal participations as of December 31, 2001 valued at cost
                                                                                            Capital   Equity interest
Company name                                                      Domicile   Currency          in m              in %
---------------------------------------------------------------------------------------------------------------------
Credit Suisse Group                                    Zurich, Switzerland
GSTP Global Straight Through Processing AG             Zurich, Switzerland        CHF         139.8              5.7

Credit Suisse                                          Zurich, Switzerland
Swiss Mortgage Bond Bank                               Zurich, Switzerland        CHF         300.0              9.5
Swiss Steel AG                                          Emmen, Switzerland        CHF         137.7             30.7

Credit Suisse First Boston                             Zurich, Switzerland
Telekurs Holding AG                                    Zurich, Switzerland        CHF          45.0             17.4
Swiss Financial Services Group AG                      Zurich, Switzerland        CHF          26.0             20.0
SNOC Swiss Nominee Company                             Zurich, Switzerland        CHF           2.0             25.0
Euro-Clear Clearance System Ltd.                    London, United Kingdom        USD           2.5              4.8
Central Banco Investimento S.A.                           Lisbon, Portugal        EUR           9.4              5.0
SWIFT                                                    La Hulpe, Belgium        EUR          10.8              1.7
Banco General de Negocios                          Buenos Aires, Argentina        ARS         163.0             26.4 1)
---------------------------------------------------------------------------------------------------------------------

1)  12.1% voting rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45  Bonds issued

All underlying cashflows related to bonds denominated in currencies superseded by the Euro will take place in Euro from January 1, 2002.

as of December 31, 2001

                                                                                   Year   Earliest date                  Par value
Maturity date           Interest rate                                          of issue        callable       Currency        in m

----------------------------------------------------------------------------------------------------------------------------------
Bonds issued by Credit Suisse Group
15.12.2003              6.00%                                                      1994                            CHF        250 1)
04.10.2004              4.13%                                                      2000                            CHF        600
31.10.2006              4.00%                                                      1997                            CHF        800
23.05.2007              4.00%                                                      1997                            CHF      1,000
15.09.2008              3.50%                                                      1998                            CHF        500
02.07.2009              3.50%                                                      1999                            CHF        500

Bonds issued by subsidiaries

Credit Suisse Group Finance (Guernsey) Ltd., St. Peter Port
----------------------------------------------------------------------------------------------------------------------------------
19.11.2002              4.88% Convertible Bond                                     1992                            USD         11 1)
24.02.2003              5.50%                                                      1999                            USD        250
17.02.2004              3.75%                                                      1999                            EUR        250
04.03.2004              2.50%                                                      1999                            CHF        250
07.06.2013              6.38%                                                      2001                            EUR        750
29.07.2019              floating                                                   1999                            EUR        400
All bonds issued by Credit Suisse Group Finance (Guernsey) Ltd. are guaranteed by Credit Suisse Group.

Credit Suisse Group Finance (US) Inc., Wilmington
----------------------------------------------------------------------------------------------------------------------------------
05.10.2003              floating                                                   2000                            USD      1,000
05.10.2005              5.75%                                                      2000                            EUR      1,250
05.10.2010              6.63%                                                      2000                            EUR        500 1)
05.10.2010              floating Step-up callable bonds                            2000       05.10.05             EUR        300 1)
05.10.2010              floating Step-up callable bonds                            2000       05.10.05             USD        750 1)
05.10.2020              7.00%                                                      2000                            GBP        250 1)
All bonds issued by Credit Suisse Group Finance (US) Inc. are guaranteed by Credit Suisse Group.

Neue Aargauer Bank, Aarau
-------------------------------------------------------------------------------------------------------------------------------
28.06.2002              4.25%                                                      1996                          CHF        100
07.04.2010              5.00%                                                      2000                          CHF        130 1)

Bank Leu AG, Zurich
-------------------------------------------------------------------------------------------------------------------------------
17.11.2006              5.00%                                                      1986                          CHF        100 1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 Bonds issued (continued)
                                                                             Year  Earliest date              Par value
Maturity date  Interest rate                                             of issue       callable  Currency         in m
-----------------------------------------------------------------------------------------------------------------------
Credit Suisse, Zurich
-----------------------------------------------------------------------------------------------------------------------
20.02.2002           7.50%                                                   1991                   CHF             125 1)7)
16.03.2002           6.75%                                                   1992                   CHF             200
30.06.2002           7.25%                                                   1992                   CHF             100
25.09.2002           7.75%                                                   1992                   CHF             100 1)
15.01.2003           7.75%                                                   1991                   CHF             100 1)7)
15.01.2003           7.25%                                                   1992                   CHF             100 1)7)
31.03.2003           5.25%                                                   1993                   CHF             250
02.02.2005           5.50%                                                   1995                   CHF             100 7)
28.04.2005           5.75%                                                   1995                   CHF             120 1)
12.10.2005           5.00%                                                   1995                   CHF             150 1)
13.11.2005           3.13%                                                   1995                   CHF             300 1)6)7)
05.01.2006           4.38%                                                   1996                   CHF             150 1)
08.02.2008           4.50%                                                   1996                   CHF             200 1)7)
31.07.2009           4.00%                                                   1997                   CHF             200 1)
12.11.2009           5.00%                                                   1999                   CHF             600 1)
10.02.2010           4.63%                                                   2000                   CHF             300 1)
07.09.2010           4.75%                                                   2000                   CHF             200 1)
28.03.2011           4.38%                                                   2001                   CHF             300 1)

Credit Suisse (Luxembourg) S.A., Luxembourg
-----------------------------------------------------------------------------------------------------------------------
31.12.2001           9.13%                                                   1991                   LUF           2,500 1)
06.08.2003           7.25%                                                   1993                   LUF           1,500 1)

Credit Suisse Guernsey Branch, St. Peter Port
-----------------------------------------------------------------------------------------------------------------------
perpetual            6.25%                                                   1999    09.07.2009     EUR             125 1)
27.07.2011           4.25%                                                   2001                   CHF             300 1)

JOHIM (Holdings) Ltd., London
-----------------------------------------------------------------------------------------------------------------------
15.02.2004        variable                                                   2001                   GBP              50 8)

Credit Suisse First Boston, Zurich
-----------------------------------------------------------------------------------------------------------------------
11.01.2002           2.67%                                                   2001                   USD           160.0 4)9)
15.01.2002           7.00%                                                   1992                   CHF           100.0
15.01.2002           0.00%                                               1999-2001                  USD            13.9 4)9)
21.01.2002           6.00%                                                   2000                   CHF            47.0 3)9)
25.01.2002           2.56%                                                   2001                   USD           250.0 4)9)
01.02.2002         various                                               2000-2001                  EUR           132.0 3)9)
02.02.2002           0.00%                                               1999-2001                  USD            17.5 3)4)9)
11.02.2002           4.50%                                                   1999                   CHF           127.2 3)9)
15.02.2002          15.25%                                                   2000                   USD            20.0 3)9)
20.02.2002           7.50%                                                   1991                   CHF            75.0 1)
21.02.2002           0.00%                                                   2001                   TRL     3,935,677.0 4)9)
01.03.2002         various                                               1999-2001                  USD            49.4 3)4)9)
11.03.2002           0.00%                                                   2000                   EUR             8.7 3)9)
21.03.2002           6.50%                                                   2000                   CHF            13.0 3)9)
28.03.2002           4.50%                                                   2000                   EUR             2.5 3)9)
04.04.2002           7.90%                                                   2001                   USD             2.0 4)9)
12.04.2002           0.00%                                                   2001                   USD             5.7 3)4)9)
20.04.2002         various                                                   2001                   EUR            30.0 4)9)
07.05.2002          12.25%                                                   2001                   CHF            35.0 3)9)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 Bonds issued (continued)
                                                                             Year  Earliest date              Par value
Maturity date  Interest rate                                             of issue       callable  Currency         in m
-----------------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston, Zurich
-----------------------------------------------------------------------------------------------------------------------
10.05.2002           7.70%                                                   2001                   USD             5.0 4)9)
15.05.2002           6.75%                                                   1992                   CHF            60.0
20.05.2002        variable                                                   2001                   USD            11.5 4)9)
31.05.2002          12.50%                                                   2001                   USD             3.0 3)9)
06.06.2002         various                                               2000-2001                  USD            56.9 4)9)
11.06.2002        variable                                                   2001                   CHF            70.0 3)9)
14.06.2002        variable                                                   2001                   EUR             4.5 3)9)
18.06.2002           6.80%                                                   2001                   USD             5.0 4)9)
27.06.2002           9.50%                                                   2001                   CHF            30.0 3)9)
27.06.2002          11.75%                                                   2001                   EUR            13.1 3)9)
03.07.2002         various                                               1999-2001                  USD            82.6 3)4)9)
05.07.2002         various                                               1999-2001                  EUR            40.0 3)9)
03.08.2002           0.00%                                                   2001                   USD            20.0 4)9)
09.08.2002           7.75%                                                   2000                   CHF            81.0 3)9)
16.08.2002           4.20%                                                   2001                   USD             1.0 4)9)
20.08.2002         various                                                   2001                   EUR            34.2 3)4)9)
04.09.2002          16.00%                                                   2000                   EUR            65.0 3)9)
05.09.2002           0.00%                                                   2001                   USD             5.0 4)9)
13.09.2002           0.00%                                                   2000                   CHF             5.7 3)9)
26.09.2002          10.75%                                                   2001                   USD             3.8 4)9)
27.09.2002          24.80%                                                   2001                   EUR            10.0 3)9)
15.10.2002        variable                                                   1997                   USD         1,500.0 2)
16.10.2002           6.00%                                                   2000                   CHF            15.0 3)9)
17.10.2002          10.00%                                                   2000                   SEK            70.0 3)9)
14.11.2002         various                                               2000-2001                  CHF           140.0 3)9)
15.11.2002           0.00%                                                   2001                   USD            30.0 4)9)
19.11.2002           6.02%                                                   2001                   NOK           137.5 3)9)
22.11.2002           7.00%                                                   2000                   EUR            15.0 3)9)
03.12.2002         various                                                   2001                   CHF           110.0 3)9)
15.12.2002         various                                                   2001                   USD             9.5 4)9)
22.01.2003           7.00%                                                   2001                   EUR            15.0 3)9)
24.01.2003           0.00%                                                   2001                   USD            15.0 4)9)
21.02.2003         various                                                   2001                   EUR            10.0 3)9)
24.03.2003           8.13%                                                   2001                   USD             1.5 4)9)
31.03.2003           3.50%                                                   1993                   CHF           125.0 1)
31.03.2003           3.50%                                                   1993                   CHF            75.0 1)
02.04.2003          11.00%                                                   2001                   USD            20.0 3)9)
04.04.2003           7.00%                                                   2001                   EUR            10.0 3)9)
25.04.2003           1.00%                                                   1996                   USD            75.0 3)
30.04.2003         various                                                   2001                   USD             8.0 4)9)
03.05.2003          15.75%                                                   2001                   VEB         7,000.0 4)9)
19.05.2003           9.35%                                                   2001                   USD             3.5 4)9)
25.06.2003           0.00%                                                   2001                   EUR           225.0 3)9)
27.06.2003           6.50%                                                   2001                   CHF            15.0 3)9)
12.07.2003           8.30%                                                   2001                   USD             5.0 4)9)
18.07.2003           8.00%                                                   2001                   CHF            20.0 3)9)
31.07.2003           0.00%                                                   1997                   USD            28.0 3)9)
29.08.2003           7.90%                                                   2001                   USD            12.0 4)9)
29.08.2003           0.00%                                                   2000                   USD            20.0 3)9)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 Bonds issued (continued)
                                                                             Year  Earliest date              Par value
Maturity date  Interest rate                                             of issue       callable  Currency         in m
-----------------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston, Zurich
-----------------------------------------------------------------------------------------------------------------------
08.09.2003           0.00%                                               2000-2001                  EUR            35.8 3)9)
14.09.2003           7.65%                                                   2001                   USD             2.3 4)9)
18.09.2003           3.29%                                                   1997                   USD            23.0 3)9)
29.09.2003           6.04%                                                   1993                   USD           200.0 1)3)
09.10.2003           0.00%                                                   2001                   CHF            25.0 3)9)
10.10.2003           0.00%                                                   2001                   USD            30.0 4)9)
12.10.2003           9.75%                                                   2001                   USD             5.0 4)9)
23.10.2003           9.50%                                                   2001                   EUR            15.0 3)9)
13.11.2003           5.00%                                               1998-2000                  CHF            63.0 3)9)
14.11.2003           0.00%                                                   2001                   EUR             9.5 3)9)
17.11.2003           6.16%                                                   1993                   DEM           600.0 1)3)
21.11.2003           0.00%                                                   2001                   USD             2.5 4)9)
08.12.2003         various                                               2000-2001                  USD            50.0 3)4)9)
29.12.2003           1.00%                                                   2001                   EUR            13.0 3)9)
20.01.2004          11.70%                                                   2001                   USD             3.0 4)9)
02.03.2004           0.00%                                                   2001                   EUR            21.1 3)9)
22.03.2004         various                                                   2001                   EUR            28.0 3)9)
22.03.2004           2.50%                                                   2001                   GBP             3.5 3)9)
22.03.2004           2.50%                                                   2001                   USD             3.1 3)9)
06.04.2004           0.00%                                                   2001                   USD            10.0 4)9)
22.04.2004           4.38%                                                   1996                   CHF           200.0
28.05.2004           0.00%                                                   2001                   EUR             5.4 3)9)
04.06.2004           8.50%                                                   2001                   USD             3.0 4)9)
25.06.2004           8.05%                                                   2001                   EUR             2.0 4)9)
02.07.2004           9.80%                                                   2001                   USD            40.0 4)9)
27.07.2004           0.00%                                                   2001                   JPY         2,500.0 4)9)
23.08.2004         various                                                   2001                   USD             9.0 3)4)9)
11.09.2004         various                                                   2001                   USD            15.0 3)4)9)
15.10.2004           0.00%                                                   2001                   USD            14.0 3)4)9)
16.11.2004           9.15%                                                   2001                   USD             5.0 4)9)
18.11.2004           8.38%                                                   1994                   USD           300.0 1)3)
19.11.2004           0.00%                                                   2001                   EUR            47.5 3)4)9)
17.12.2004         various                                               1999-2001                  USD            60.3 3)4)9)
20.12.2004           3.85%                                                   2001                   EUR            21.9 3)9)
30.12.2004           6.04%                                                   1994                   DEM           100.0 1)3)
27.01.2005         various                                               1999-2001                  USD            11.6 3)4)9)
22.02.2005           0.00%                                                   2000                   USD            26.0 3)9)
08.03.2005           2.50%                                                   2001                   USD             2.0 4)9)
31.03.2005           5.75%                                                   1995                   CHF           225.0 1)
06.04.2005           1.29%                                                   2000                   USD             3.0 4)9)
05.05.2005           0.00%                                                   1999                   EUR             2.9 3)9)
27.05.2005           1.00%                                                   1999                   USD            50.0 3)9)
09.06.2005           0.00%                                                   2000                   EUR             5.1 3)9)
05.07.2005         various                                                   2001                   USD            18.0 4)9)
05.08.2005           1.81%                                               1999-2000                  USD            50.0 3)9)
09.11.2005           1.25%                                                   2001                   USD             8.3 3)9)
10.11.2005           2.00%                                                   1998                   USD           200.0 3)9)
30.12.2005           0.00%                                                   2001                   USD             6.5 4)9)
29.01.2006           0.00%                                                   2001                   USD            22.0 3)4)9)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 Bonds issued (continued)
                                                                             Year  Earliest date              Par value
Maturity date  Interest rate                                             of issue       callable  Currency         in m
-----------------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston, Zurich
-----------------------------------------------------------------------------------------------------------------------
30.06.2006           7.21%                                                   1996                   USD           237.5 1)4)
30.06.2006           6.84%                                                   1997                   USD            95.0 1)4)
13.07.2006           0.00%                                                   2001                   EUR            10.0 3)9)
09.08.2006           7.00%                                                   2001                   USD            35.0 3)9)
21.08.2006           0.00%                                                   2001                   USD            81.2 3)4)9)
13.09.2006           6.75%                                                   2001                   USD            40.5 3)9)
18.09.2006           0.00%                                                   2001                   USD            77.2 3)9)
21.09.2006           0.00%                                                   2001                   EUR            20.0 3)9)
10.10.2006           0.00%                                                   2001                   USD           190.5 3)9)
26.10.2006           2.82%                                                   2000                   USD             3.0 4)9)
11.11.2006           2.20%                                                   2000                   USD             5.0 4)9)
13.11.2006           0.00%                                                   2001                   USD            35.1 3)9)
21.12.2006           2.25%                                                   2001                   USD            10.0 3)9)
13.03.2007         various                                               2000-2001                  USD            11.0 4)9)
01.05.2007           7.90%                                                   1997                   USD           500.0 1)3)
12.06.2007           6.41%                                                   1997                   FFR           750.0 1)3)
12.06.2007           6.50%                                                   1997                   FFR           500.0 1)3)
29.06.2007           1.38%                                                   2001                   USD             5.0 4)9)
06.07.2007           5.25%                                                   1995                   CHF           100.0 1)
06.07.2007           5.25%                                                   1995                   CHF           150.0 1)
23.07.2007           4.38%                                                   1997                   CHF           497.7 1)3)
26.10.2007           0.00%                                                   2001                   USD           128.1 3)9)
16.11.2007           0.00%                                                   2001                   USD            38.2 3)9)
06.12.2007           0.00%                                                   2001                   USD            48.93)9)
19.02.2008           2.00%                                                   2000                   USD           165.0 3)9)
01.05.2008           6.50%                                                   1998                   USD           200.0 1)5)
03.11.2008           0.00%                                                   2001                   USD            52.5 3)9)
10.07.2009           8.25%                                                   1997                   GBP           150.0 1)3)
13.10.2009           6.25%                                                   1999                   EUR           225.0 1)3)
01.12.2009           0.00%                                                   1999                   USD             6.7 3)9)
15.12.2009           6.00%                                                   1999                   EUR           150.0 1)3)
01.03.2010           6.50%                                                   2000                   EUR           100.0 1)4)
25.04.2010           4.43%                                                   2000                   USD           250.0 1)4)
25.04.2010           4.66%                                                   2000                   USD           160.0 1)4)
11.05.2010           5.75%                                                   1998                   DEM           415.0 1)3)
09.08.2010           2.19%                                                   2000                   JPY         3,000.0 1)4)
07.11.2011           6.90%                                                   2001                   EUR           400.0 1)4)
12.12.2011           0.00%                                                   2001                   USD            20.2 3)9)
07.06.2013           6.58%                                                   2001                   EUR           750.0 1)4)
22.10.2014           8.68%                                                   1999                   EUR            15.0 1)3)
27.01.2015           9.00%                                                   2000                   EUR            15.0 1)4)
10.03.2016           5.00%                                                   1986                   CHF           176.2 1)
10.03.2016           5.00%                                                   1986                   CHF            23.8 1)
20.04.2017        variable                                                   2000                   AUD            24.8 2)
31.12.2018           3.57%                                                   2001                   JPY        30,500.0 1)4)
15.10.2019           7.15%                                                   1999                   EUR            12.0 1)3)
03.01.2022           0.00%                                                   1999                   USD             5.0 1)3)
15.01.2022        variable                                                   2000                   USD            63.9 1)4)
30.12.2024           0.00%                                                   1999                   USD            24.0 1)3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 Bonds issued (continued)
                                                                             Year  Earliest date              Par value
Maturity date  Interest rate                                             of issue       callable  Currency         in m
-----------------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston, Zurich
-----------------------------------------------------------------------------------------------------------------------
02.01.2025           0.00%                                                   1999                   USD            15.0 1)3)
02.01.2026           0.00%                                                   1999                   USD            20.0 1)3)
30.12.2026           0.00%                                                   1999                   USD            46.0 1)3)
30.12.2027           0.00%                                                   1999                   USD            19.0 1)3)
03.01.2028           0.00%                                                   1999                   USD            40.3 1)3)
15.10.2029           9.35%                                                   1999                   EUR            25.0 1)3)
15.10.2029           7.05%                                                   1999                   EUR            25.0 1)3)
perpetual            4.51%                                                   1998    01.12.2028     JPY        10,000.0 1)3)
perpetual            7.74%                                                   1997    10.07.2007     USD           100.0 1)4)

Credit Suisse First Boston Finance (Guernsey) Ltd., St. Peter Port
-----------------------------------------------------------------------------------------------------------------------
22.10.2002           0.00%                                                   1992                   DEM           500.0

Credit Suisse First Boston International (Guernsey) Ltd., St. Peter Port
-----------------------------------------------------------------------------------------------------------------------
05.03.2002        variable                                                   2001                   USD           300.0
20.03.2002        variable                                                   2001                   USD           100.0
29.08.2003           2.67%                                                   1998                   CHF            19.0

Credit Suisse First Boston Finance B.V., Amsterdam
-----------------------------------------------------------------------------------------------------------------------
26.05.2003           5.88%                                                   1993                   USD           200.0 1)
01.07.2003           7.75%                                                   1993                   LUF         3,000.0 1)
25.08.2003           5.50%                                                   1993                   USD           200.0 1)
perpetual            5.69%                                                   1986                   USD           150.0

Credit Suisse First Boston (Cayman) Ltd., George Town
-----------------------------------------------------------------------------------------------------------------------
06.02.2002        variable                                                   2001                   RUR            15.2
22.05.2002        variable                                               1999-2001                  RUR           136.6
05.06.2002        variable                                               1999-2000                  RUR             4.3
18.09.2002        variable                                               1999-2000                  RUR             4.3
09.10.2002        variable                                               1999-2001                  RUR           367.5
22.01.2003        variable                                               1999-2001                  RUR           432.7
05.02.2003        variable                                               1999-2001                  RUR           769.5
21.05.2003        variable                                               1999-2001                  RUR           353.8
04.06.2003        variable                                               1999-2001                  RUR           436.6
17.09.2003        variable                                               1999-2001                  RUR           424.0
08.10.2003        variable                                               1999-2001                  RUR           449.5
19.11.2003        variable                                               1999-2001                  RUR           404.1
21.01.2004        variable                                               1999-2001                  RUR           580.1
15.12.2004        variable                                                   2001                   RUR           121.0

Credit Suisse First Boston (Cyprus) Ltd., Limassol
-----------------------------------------------------------------------------------------------------------------------
19.12.2002           7.00%                                               2000-2001                  RUR         1,210.2

Banco de Investimentos Credit Suisse First Boston S.A., Sao Paulo
-----------------------------------------------------------------------------------------------------------------------
14.03.2002           1.95%                                                   2001                   JPY           438.5
01.04.2002         various                                                   2001                   JPY         4,876.9
12.06.2003          11.00%                                                   1995                   USD            74.2
01.11.2003           6.29%                                                   1995                   USD             5.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 Bonds issued (continued)
                                                                             Year  Earliest date              Par value
Maturity date  Interest rate                                             of issue       callable  Currency         in m
-----------------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston Inc., New York
-----------------------------------------------------------------------------------------------------------------------
09.01.2002           6.98%                                                   2000                   USD            10.0
13.02.2002         various                                                   2001                   USD           387.1
25.02.2002           7.25%                                                   2000                   USD            10.0
15.03.2002           7.18%                                                   2000                   USD            60.0
27.03.2002         various                                                   2000                   JPY        11,500.0
01.04.2002           5.88%                                                   1999                   USD           650.0
23.04.2002         various                                                   2001                   USD           500.0
30.05.2002           6.96%                                                   2000                   USD            30.0
19.06.2002           6.85%                                                   1997                   USD            10.0
25.06.2002           4.32%                                                   2001                   USD           350.0
10.07.2002         various                                                   2000                   USD             8.5
01.08.2002           8.04%                                                   1994                   USD             5.0 1)
22.08.2002         various                                                   2000                   USD            26.0
23.08.2002           0.00%                                                   2001                   USD           472.0
03.09.2002           7.83%                                                   1992                   USD             3.0
09.09.2002           0.00%                                                   2001                   USD           400.0
23.10.2002           0.00%                                                   2001                   USD           275.0
23.10.2002         various                                                   2001                   USD           200.0
07.11.2002         various                                                   2001                   USD           715.0
08.11.2002           0.00%                                                   2001                   USD           150.0
06.12.2002         various                                                   2001                   USD           550.0
06.12.2002         various                                                   1999                   USD           210.0
15.01.2003           7.65%                                                   1993                   USD             5.0 1)
17.01.2003         various                                               1999/2000                  USD            60.0
03.02.2003           8.10%                                                   1993                   USD             5.0 1)
10.02.2003         various                                               1993-2000                  USD            65.0
21.03.2003           7.17%                                                   2000                   USD            10.0
21.04.2003         various                                               1992-2000                  USD           132.9
27.04.2003           7.26%                                                   1993                   USD            17.0 1)
28.04.2003         various                                                   2001                   USD           285.0
07.05.2003         various                                                   2001                   USD           362.0
12.05.2003         various                                               1998-2000                  USD            45.0
27.06.2003           5.08%                                                   2000                   EUR           400.0
15.07.2003         various                                               1998-2000                  USD           325.0
15.08.2003         various                                                   2000                   USD            50.0
25.08.2003         various                                                   2001                   USD           191.0
10.09.2003           0.00%                                                   2001                   USD           100.0
23.10.2003           0.00%                                                   2001                   USD           190.0
02.11.2003           0.00%                                                   2001                   USD           244.8
08.01.2004           7.49%                                                   1999                   USD            20.0
02.02.2004         various                                                   1999                   USD            40.0
20.02.2004           6.20%                                                   1994                   USD           150.0 1)
08.03.2004         various                                               1992-2000                  USD           116.3
15.03.2004           5.69%                                                   1994                   USD           164.8 1)
05.04.2004           6.94%                                                   1995                   DEM           150.0 1)
16.04.2004         various                                               1992-1999                  USD           130.0
04.05.2004         various                                                   1999                   USD            70.0
06.06.2004           7.28%                                                   2000                   USD            10.0
01.07.2004         various                                                   1999                   USD            33.3
01.08.2004           2.59%                                                   2001                   USD            65.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 Bonds issued (continued)
                                                                             Year  Earliest date              Par value
Maturity date  Interest rate                                             of issue       callable  Currency         in m
-----------------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston Inc., New York
-----------------------------------------------------------------------------------------------------------------------
07.09.2004           0.00%                                                   2001                   USD           375.0
20.10.2004           7.08%                                                   2000                   USD             1.0
25.10.2004           0.00%                                                   2001                   USD           170.0
09.11.2004           0.00%                                                   2001                   USD           365.0
03.12.2004           0.00%                                                   2001                   USD            55.0
01.02.2005         various                                                   2000                   USD           208.5
01.03.2005           8.00%                                                   2000                   USD           500.0
11.05.2005           7.27%                                                   2000                   USD           400.0
06.06.2005           7.09%                                                   2000                   USD            13.3
15.08.2005           7.20%                                                   2000                   USD             1.0
05.09.2005           7.05%                                                   2000                   USD             1.0
27.10.2005           7.18%                                                   1993                   USD           200.0 1)
01.11.2005           6.88%                                                   1995                   USD           500.0
07.11.2005           6.95%                                                   1995                   USD             5.0 1)
15.11.2005          12.85%                                                   2000                   USD             5.3
02.03.2006           7.09%                                                   2000                   USD             1.0
15.05.2006           7.75%                                                   1996                   USD           268.9 1)
01.08.2006           5.88%                                                   2001                   USD         5,250.0
31.08.2006           7.08%                                                   2000                   USD             4.0
02.11.2006           7.33%                                                   1999                   USD            33.7
27.02.2007         various                                                   1995                   USD            60.0 1)
28.03.2007           7.47%                                                   2000                   USD            60.0
17.07.2007           7.29%                                                   2000                   USD             1.0
01.10.2007         various                                                   1997                   USD           250.0
30.11.2007           0.00%                                                   2001                   USD            91.6
01.04.2008           6.50%                                                   1998                   USD           150.0
01.06.2008           6.50%                                                   1998                   USD           500.0
15.09.2008           7.42%                                                   1999                   USD            10.0
15.02.2013           8.50%                                                   1993                   USD             3.0
14.11.2013           0.00%                                                   2001                   USD             3.6
15.02.2016           5.63%                                                   1996                   USD             1.7
02.04.2018           7.71%                                                   1993                   USD             5.2
03.12.2021           0.00%                                                   2001                   USD            22.2

Credit Suisse First Boston International, London
-----------------------------------------------------------------------------------------------------------------------
03.01.2002         various                                               1996-2001                  USD           714.6
04.01.2002         various                                               1996-2001                  JPY       170,298.8
04.01.2002         various                                                   2001                   HKD         1,101.5
11.01.2002           0.00%                                                   2001                   SGD            21.8
31.01.2002         various                                                   2001                   CHF            86.0
22.02.2002         various                                                   2001                   EUR           174.7
11.03.2002         various                                                   2001                   NOK           360.0
24.04.2002         various                                                   1992                   LUF         3,500.0 1)
01.05.2002           0.00%                                                   2001                   USD            30.3
30.07.2002           0.00%                                                   1997                   EUR            10.0
15.10.2002         various                                               1996-1998                  DEM            70.0
31.10.2002        variable                                                   1997                   CHF            75.0 1)
19.12.2002           0.00%                                                   1997                   ITL        20,000.0 1)
31.01.2003         various                                               2000-2001                  EUR            95.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 Bonds issued (continued)
                                                                             Year  Earliest date              Par value
Maturity date  Interest rate                                             of issue       callable  Currency         in m
-----------------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston International, London
-----------------------------------------------------------------------------------------------------------------------
04.02.2003         various                                               1997-1998                  GBP            39.2
09.03.2003         various                                               1997-1999                  JPY         4,200.0
19.03.2003           7.63%                                                   1993                   LUF         1,500.0 1)
21.03.2003         various                                               1995-2001                  USD           150.8
16.04.2003           0.00%                                                   1998                   GRD        14,393.0
05.05.2003         various                                                   1998                   ITL       109,000.0
13.06.2003           8.00%                                                   1997                   BEF           200.0
13.08.2003         various                                                   1998                   ATS           400.0
06.11.2003           0.00%                                                   1995                   FRF            25.0
16.01.2004         various                                               1996-2001                  USD           149.3
03.02.2004         various                                               1997-2001                  EUR           137.1
07.02.2004           0.00%                                                   1997                   NOK            70.0
16.03.2004         various                                               1997-1998                  ITL       441,000.0
01.03.2004           0.00%                                                   2001                   EUR             2.4
19.03.2004        variable                                                   2001                   SEK           100.0
02.04.2004        variable                                                   2001                   NOK           100.0
26.04.2004         various                                               1995-1998                  JPY         1,600.0
11.05.2004           0.00%                                               1997-1998                  ITL       105,000.0 1)
13.05.2004        variable                                                   2001                   CHF            20.0
30.07.2004        variable                                                   1997                   DEM            15.0
01.12.2004           0.00%                                                   1994                   CHF            13.0 1)
01.12.2004           0.00%                                                   1994                   EUR            10.0 1)
18.01.2005         various                                               1995-2001                  USD         1,273.1
24.01.2005         various                                               1997-2000                  ITL       485,900.0
17.04.2005           0.00%                                                   1997                   PTE         9,362.0 1)
26.04.2005        variable                                                   1998                   PTE           500.0
28.04.2005         various                                               1996-1998                  JPY         3,300.0
08.06.2005           8.25%                                                   1995                   BEF           200.0 1)
01.12.2005           0.00%                                                   1997                   ITL        60,000.0 1)
08.12.2005           0.00%                                                   1997                   FRF           200.0
16.02.2006           9.13%                                                   1998                   GBP             4.5
09.03.2006         various                                               2000-2001                  EUR           124.7
15.03.2006         various                                               1995-2001                  USD           177.1
16.03.2006         various                                                   1998                   ITL       331,200.0
11.05.2006           0.00%                                                   1998                   ITL        30,000.0
15.05.2006           0.00%                                                   2001                   JPY           500.0
25.05.2006         various                                               1996-1998                  DEM            19.3 1)
01.06.2006           0.00%                                                   2001                   EUR             1.0
28.07.2006           0.00%                                                   1994                   USD            40.0 1)
06.11.2006           0.00%                                                   1997                   FIM            50.0
01.11.2006           0.00%                                                   2001                   JPY         1,000.0
19.12.2006           5.70%                                                   1996                   JPY           500.0
27.01.2007         various                                                   1997                   ITL       103,600.0
31.01.2007         various                                               2000-2001                  EUR           110.6
01.02.2007           0.00%                                                   2001                   USD           290.0
28.03.2007         various                                               1997-2001                  USD            52.8
03.04.2007         various                                               1996-1997                  CHF           120.0
10.04.2007         various                                                   1997                   DEM            70.0
30.04.2007        variable                                                   2001                   NOK           150.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 Bonds issued (continued)
                                                                             Year  Earliest date              Par value
Maturity date  Interest rate                                             of issue       callable  Currency         in m
-----------------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston International, London
-----------------------------------------------------------------------------------------------------------------------
15.05.2007         various                                                   1997                   JPY         2,500.0
23.05.2007        variable                                                   1997                   DEM            80.0 1)
02.07.2007        variable                                                   1997                   USD            40.0 1)
06.11.2007           0.00%                                                   1997                   FIM            50.0
01.12.2007           0.00%                                                   2001                   EUR           220.0
23.01.2008         various                                               1998-2001                  USD           246.4
24.02.2008        variable                                                   1998                   ITL       100,000.0 1)
04.03.2008         various                                                   1998                   DEM           155.0
18.03.2008           0.00%                                                   1998                   ITL        68,000.0
30.04.2008         various                                               2000-2001                  EUR           186.1
08.05.2008         various                                               1997-1998                  JPY           200.0
02.06.2008        variable                                                   1998                   PTE           500.0
01.08.2008           0.00%                                                   1998                   DEM           140.0
30.11.2008           0.00%                                               1993-1994                  DEM           152.7 1)
10.03.2009         various                                               1997-1998                  DEM           108.0
15.05.2009         various                                                   1997                   JPY         1,500.0
30.05.2009           6.70%                                                   1997                   ITL        17,000.0
28.06.2009           0.00%                                               1994-1996                  DEM           212.6 1)
24.08.2009           0.00%                                               1999-2001                  EUR            42.0
06.01.2010           0.00%                                                   1997                   DEM            20.0
01.03.2010           0.00%                                                   1995                   ITL        30,000.0 1)
20.06.2010           0.00%                                                   1997                   DEM            59.9 1)
27.09.2010           0.00%                                                   2000                   EUR            39.0
18.10.2010          10.00%                                                   1998                   ITL        27,500.0
17.12.2010           0.00%                                                   1997                   USD            51.0
31.01.2011         various                                               1999-2001                  EUR           387.6
30.06.2011         various                                               1993-2001                  USD            74.1
01.11.2011           0.00%                                                   2001                   EUR             7.5
30.01.2012         various                                               1999-2001                  EUR            74.3
18.04.2012        variable                                                   1998                   ITL        12,000.0
24.04.2012        variable                                                   1997                   USD             4.0
30.04.2012           8.00%                                                   1998                   ITL        20,000.0 1)
04.06.2012           0.00%                                                   1997                   DEM            15.0
01.07.2012           0.00%                                                   2001                   EUR            25.0
02.01.2013           0.00%                                               2000-2001                  EUR            50.5
02.04.2013           6.50%                                                   1998                   ITL        27,500.0
29.07.2013        variable                                               1998-2001                  JPY         4,300.0
20.12.2014           0.00%                                                   1994                   ITL       250,000.0
22.06.2016         various                                                   2001                   EUR            75.7
22.09.2016        variable                                                   1998                   USD            36.4
01.09.2017           0.00%                                                   1997                   PTE         1,700.0
15.09.2017           0.00%                                                   1997                   DEM            15.0
16.02.2018           6.00%                                                   1998                   DEM            30.0 1)
26.03.2018         various                                                   1998                   JPY         1,800.0
01.08.2018         various                                                   1998                   ITL        24,000.0
15.12.2021           0.00%                                                   1995                   USD            81.3 1)
02.10.2022           0.00%                                                   1997                   DEM            40.0
14.12.2028          10.76%                                                   1998                   USD            66.7
perpetual         variable                                               1992-1997                  USD           220.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

45 Bonds issued (continued)
                                                                             Year  Earliest date              Par value
Maturity date  Interest rate                                             of issue       callable  Currency         in m
-----------------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston International, London
-----------------------------------------------------------------------------------------------------------------------
perpetual          various                                               1993-1995                  JPY        20,000.0
perpetual           10.25%                                                   1995                   GBP           100.0
perpetual          various                                               1995-1998                  CHF           130.0
perpetual          various                                               1995-1997                  NLG            60.0
perpetual          various                                                   1998                   DEM           610.0
perpetual         variable                                                   1998                   PTE         1,650.0
perpetual            0.00%                                                   2001                   EUR           125.1
perpetual         variable                                                   1997                   USD           250.0

Winterthur Capital Ltd., Hamilton
-----------------------------------------------------------------------------------------------------------------------
14.04.2005           5.38%                                                   2000                   EUR             500

"Winterthur" Swiss Insurance Company, Winterthur
-----------------------------------------------------------------------------------------------------------------------
31.03.2006           4.00%                                                   2000                   CHF             500

DBV-Winterthur Group, Wiesbaden
-----------------------------------------------------------------------------------------------------------------------
28.07.2003           0.88%     Convertible Bonds                             1998                   DEM             100
28.07.2003           0.75%     Convertible Bonds                             1998                   DEM             100
-----------------------------------------------------------------------------------------------------------------------

1)  Subordinated bonds.

2)  Credit linked notes issued by Credit Suisse First Boston, Guernsey branch.

3)  Issued by Credit Suisse First Boston, London branch.

4)  Issued by Credit Suisse First Boston, Nassau branch.

5)  Issued by Credit Suisse First Boston, New York branch.

6)  Issued bonds with warrants: ex warrant.

7)  Subparticipations of Credit Suisse First Boston issued bonds.

8)  Preference shares.

9) Structured notes, reclassed from "Due to customers" to "Other bonds" per December 31, 2001.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46  Differences between Swiss and US accounting principles

The following narratives provide additional details to support the tabular reconciliation in notes 46.2a and 46.2b of net profit and shareholders' equity prepared under Swiss GAAP to net profit and shareholders' equity prepared under US GAAP. For those reconciling items, where the differences between the methods under Swiss GAAP and US GAAP accounting are significant to a particular segment, the segment has been identified.

Additional information concerning Swiss accounting principles can be found in note 1.

46.1 Valuation and income recognition differences between Swiss and US accounting principles

a)  Debt and equity securities

    VALUATION

    Under Swiss GAAP, debt and equity securities for the banking business that are held for sale and which do not constitute trading balances are carried at the lower of cost or market value (LOCOM). Unrealized losses are recorded through the income statement when market value is lower than cost. When market value increases, unrealized gains are only recorded to the extent losses were previously recognized.

    Debt securities held until final maturity are valued at amortized cost (accrual method). Premiums and discounts are deferred and accrued over the term of the instrument until final maturity. Realized gains or losses, which are interest related and which arise from the early disposal or redemption of the instrument, are deferred and accrued over the remaining term of that instrument.

    Under US GAAP, debt and equity securities must be classified as either:

    - trading, which are valued at fair value with changes in fair value recorded through earnings;

    - held-to-maturity, which are carried at amortized cost (debt securities only); or

    - available-for-sale, which are carried at fair value, with changes in fair value recorded in other comprehensive income - a separate component of shareholders' equity.

    In addition, premiums and discounts are amortized to interest income using the effective yield method over the contractual life of the securities. Gains or losses on the sales of debt and equity securities are recognized into income at the time of sale on a specific identified cost basis.

    The US GAAP adjustments to net profit attributable to securities valuation differences were a decrease of CHF 48 million, an increase of CHF
    46 million and a decrease of CHF 31 million for 2001, 2000 and 1999, respectively. The US GAAP adjustments to shareholders' equity attributable to securities valuation differences were increases of CHF 2,269 million, CHF 3,402 million and CHF 2,767 million for 2001, 2000 and 1999, respectively.

    PRIVATE EQUITY

    Under Swiss GAAP, private equity investments are carried at LOCOM.

    Under US GAAP, in accordance with specialized industry accounting principles, private equity investments held by subsidiaries, that are considered investment companies that engage exclusively

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.1 Valuation and income recognition differences between Swiss and US accounting principles (continued)
    in venture capital activities and other related activities, are carried at estimated fair value, with changes in fair value recorded through current net profit.

    The US GAAP adjustments to net profit attributable to private equity investments were decreases of CHF 168 million, CHF 87 million and an increase of CHF 190 million for 2001, 2000 and 1999, respectively. The US GAAP adjustment to shareholders' equity attributable to private equity investments were increases of CHF 209 million, CHF 391 million and CHF 467 million for 2001, 2000 and 1999, respectively.

b)  Consolidation

    SPECIAL PURPOSE ENTITIES

    Under Swiss GAAP, consolidation of a special purpose entity (SPE) is required if the Group holds more than 50% of the voting rights of the entity, or where it has the ability to exercise control of the SPE. Also consolidation would be required if the Group has a legal or defacto obligation to support the entity, or the SPE is dependent on the Group for funding. Consolidation may be required by application of the substance over form principle.

    Under US GAAP, a sponsored SPE must be considered for consolidation unless it meets the criteria of a qualifying SPE as defined in the Statement of Financial Accounting Standard (SFAS) NO. 140, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES. If the SPE is not a qualifying SPE then the following factors must be considered to determine if the SPE has to be consolidated. The three criteria to be considered are: (1) independent third-parties have made a substantive equity investment; (2) independent third-parties control the SPE; and
    (3) independent third-parties have the substantive risks and rewards of the assets of the SPE throughout its term. These criteria are subjective and must be analyzed together with all relevant facts and circumstances to determine whether consolidation is required.

    The US GAAP adjustments to net profit attributable to the consolidation of SPEs not consolidated under Swiss GAAP were a decrease of CHF 52 million for 2001 and increases of CHF 73 million and CHF 3 million for 2000 and 1999, respectively. The US GAAP adjustments to shareholders' equity attributable to the consolidation of SPEs not consolidated under Swiss GAAP were a decrease of CHF 15 million, an increase of CHF 51 million and a decrease of CHF 14 million for 2001, 2000 and 1999, respectively.

    DETERMINATION OF CONSOLIDATED SUBSIDIARIES AND EQUITY METHOD SUBSIDIARIES

    Under Swiss GAAP, majority owned subsidiaries that do not operate in the core business of the Group may be accounted for using the equity method. US GAAP has no such exception to consolidating majority owned subsidiaries.

    Additionally, for Swiss GAAP, the accounting for investments using the equity method is generally the same as under US GAAP; however, US GAAP has stricter guidelines for determining whether an entity has the ability to exercise significant influence over the operating and financial policies of the investee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.1 Valuation and income recognition differences between Swiss and US accounting principles (continued)
    The US GAAP adjustments to net profit attributable to differences in the determination of consolidated subsidiaries and equity method subsidiaries was a decrease of CHF 97 million and CHF 47 million for 2001 and 1999, respectively. The net profit adjustment was less than CHF 1 million for 2000. The US GAAP adjustments to shareholders' equity attributable to differences in determination of consolidated subsidiaries and equity method subsidiaries were increases of CHF 35 million, CHF 16 million and CHF
    14 million for 2001, 2000 and 1999, respectively.

c)  Transfer of financial assets

    Swiss GAAP requires that, in transferring financial assets, the assets should be removed from the transferor's balance sheet and a gain or loss should be recognized when the following conditions are met:

    - the securities are isolated from the transferor;

    - the transferee obtains the right to pledge or exchange the transferred securities; and

    - the transferor does not maintain effective control.

    In addition, under Swiss GAAP, repurchase and reverse repurchase transactions held in the trading book (matched book repo transactions) are recorded at fair value.

    Under US GAAP, the accounting for transfers of financial assets that are considered sales generally are based on the same conditions as Swiss GAAP. However, meeting the US GAAP criteria is dependent on a legal opinion of "true sale" which is more stringent than Swiss GAAP. The resulting adjustment for transfers not deemed as sales is a gross up of the balance sheet where the assets securitized remain on the balance sheet and the transaction is treated as a secured borrowing.

    Under US GAAP, income from matched book repo transactions is recorded on an accrual basis.

d)  Real estate

    Under Swiss GAAP, banking segments' real estate held for own use, which has been designated as held for disposal, is carried at lower of cost less accumulated depreciation or market. Until a contract for sale is executed, depreciation continues on these properties.

    Under US GAAP, real estate that is classified as held for disposal is carried at the lower of carrying amount or fair value less costs to sell. No depreciation is recorded on real estate held for disposal.

e)  General provisions

    Under Swiss GAAP, valuation adjustments and reserves are permitted to be recorded when economically necessary or legally required. In accordance with Swiss banking regulations, reserve for general banking risks is recorded as a separate component of shareholders' equity. Changes in the equity component must be recorded as an extraordinary item in the income statement or result from a reclassification from valuation adjustments and provisions no longer required.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.1 Valuation and income recognition differences between Swiss and US accounting principles (continued)
    US GAAP does not allow general unallocated provisions. Probable and estimable costs, which can be identified with an event or set of events that have occurred prior to the balance sheet date, are accrued. The criteria for establishing such liabilities under US GAAP are more stringent than under Swiss GAAP.

    The balance sheet line item VALUATION ADJUSTMENTS AND PROVISIONS includes provisions for restructuring, litigation, technology and other operational risks. Reserve for general banking risks is recorded as a separate component of shareholders' equity. For purposes of the US GAAP reconciliation, certain of these provisions are not allowed and have been reversed.

    RESTRUCTURING PROVISIONS

    Under Swiss GAAP, restructuring provisions are recognized when a legal obligation exists or it is likely to materialize.

    Under US GAAP provisions are made for those costs which are directly associated with a plan to exit an activity, such as employee termination benefits and other restructuring costs, provided there is a clear commitment to the exit plan. The costs qualify for restructuring costs if they are not associated with nor incurred to generate revenues or benefit future periods. Restructuring charges are recognized in the period when management having appropriate authority approves and commits the entity to a restructuring plan that identifies an expected completion date and all significant actions required to be taken to complete the plan. The plan should commence as soon as possible and the timetable for completion should not accommodate significant plan changes.

    The US GAAP adjustments to net profit attributable to disallowed restructuring provisions were decreases of CHF 25 million, CHF 75 million and CHF 56 million for 2001, 2000 and 1999, respectively. The US GAAP adjustments to shareholders' equity attributable to non-allowed restructuring provisions were increases of CHF 43 million and CHF
    112 million for 2000 and 1999, respectively. There was no adjustment to shareholders' equity for 2001.

    OTHER BUSINESS RISKS AND OTHER PROVISIONS

    Valuation adjustments and provisions for OTHER BUSINESS RISK principally include provisions for miscellaneous operating receivables and technology risks and OTHER PROVISIONS consists primarily of litigation reserves. Under Swiss GAAP these reserves are permitted to be recorded when economically necessary or legally required.

    Under US GAAP, probable and estimable costs, which can be identified with an event or set of events that have occurred prior to the balance sheet date are accrued.

    The US GAAP adjustments to net profit attributable to provisions for other business risks and other provisions were decreases of CHF 176 million, CHF 215 million and CHF 102 million in 2001, 2000 and 1999, respectively. The US GAAP adjustments to shareholders' equity attributable to provisions for other business risks and other provisions were increases of CHF
    169 million, CHF 326 million and CHF 549 million in 2001, 2000 and 1999, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.1 Valuation and income recognition differences between Swiss and US accounting principles (continued)
    RESERVE FOR GENERAL BANKING RISKS

    In accordance with Swiss banking regulations, reserve for general banking risks is recorded as a separate component of shareholders' equity. Changes in the equity component must be recorded as an extraordinary item in the income statement or result from reclassification from valuation adjustments and provisions no longer required.

    US GAAP does not allow general unallocated provisions. For purposes of the US GAAP reconciliation, the reserve for general banking risks has been reversed.

    The US GAAP adjustments to net profit to reverse the reserve for general banking risks were increases of CHF 188 million and CHF 81 million for 2000 and 1999, respectively. There was no net profit adjustment for 2001. There is no adjustment to shareholders' equity because the reserve for general banking risks is included in shareholders' equity for Swiss GAAP.

f)  Business combinations

    Under Swiss GAAP, prior to January 1, 1997, goodwill was charged to shareholders' equity in the year of acquisition. For acquisitions after January 1, 1997, the Group capitalizes goodwill and amortizes it over its estimated useful life on a straight-line basis.

    Under US GAAP, generally, the accounting for goodwill is the same as Swiss GAAP. Adjustments are the result of: (1) capitalization of goodwill for pre-1997 acquisitions net of accumulated depreciation; (2) differences in the valuation of net assets at the date of acquisition including certain amounts which are expensed under US GAAP but capitalized under Swiss GAAP, including adjustments for items such as retention payments and certain restructuring charges; and differences related to share options plans.

    Upon adoption of SFAS NO. 141 BUSINESS COMBINATIONS and SFAS NO. 142 GOODWILL AND OTHER INTANGIBLE ASSETS, all business combinations acquired after June 30, 2001 are accounted for using the purchase method. The associated goodwill and intangible assets with an indefinite life will not be amortized. Effective January 1, 2002, for business combinations completed prior to June 30, 2001, goodwill and intangible assets with an indefinite life will no longer be amortized. Instead, goodwill and intangible assets associated with all business combinations will be subject to an annual impairment test. Business combinations acquired after June 30, 2001 resulted in a US GAAP adjustment to net profit and shareholders' equity of an increase of CHF 6 million for 2001. Please refer to note 47.5 for a more detailed discussion of SFAS 141 and 142.

    The US GAAP adjustments to net profit attributable to the goodwill charged to shareholders' equity prior to January 1997 were decreases of CHF
    117 million, CHF 127 million and CHF 128 million for 2001, 2000 and 1999, respectively. The US GAAP adjustments to shareholders' equity attributable to the goodwill charged to shareholders' equity prior to January 1997 were increases of CHF 868 million, CHF 990 million and CHF 1,116 million for 2001, 2000 and 1999, respectively.

    The US GAAP adjustments to net profit attributable to valuation of net assets at the date of acquisition were decreases of CHF 512 million, CHF 160 million and CHF 319 million for 2001,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.1 Valuation and income recognition differences between Swiss and US accounting principles (continued)
    2000 and 1999, respectively. The US GAAP adjustments to shareholders' equity attributable to valuation of net assets at the date of acquisition were an increase of CHF 102 million and CHF 670 million and a decrease of CHF
    300 million for 2001, 2000 and 1999, respectively.

    Specifically, the 2000 adjustments to net profit and shareholders' equity for the DLJ acquisition were a decrease of CHF 168 million and an increase of CHF 924 million, respectively. The adjustments are included in the related amounts above.

g)  Share-based compensation

    Under Swiss GAAP, no expenses are recognized for share options plans upon grant or exercise. For share awards the market value of shares granted for the reporting period and for which no future service is required is accrued in the period in which the service is rendered. For shares granted under the requirement to provide future services the market value granted is deferred over the required future service period and at each balance sheet date the accrued cost is adjusted for the fair value change of the share price during the reporting period. The accrual is recognized within liabilities.

    US GAAP permits the recognition of compensation expense based on the estimated fair value of the equity instruments issued or based on the intrinsic value of the equity instruments issued with the disclosure of pro forma effects of share compensation plans on net profit and earnings per share, as if the fair value had been recorded. The Group has chosen to record its obligation for stock compensation using the intrinsic value method. For share option plans, which have no intrinsic value at the date of grant and which have no cash settlement feature and no performance based vesting requirements the fixed plan accounting is applied and no compensation expenses are recognized. Credit Suisse Group has also option plans outstanding, primarily related to the years 2000 and before, which have either a cash settlement feature or which are linked to performance based vesting requirements. For those plans, variable plan accounting is applied until settlement. For share awards, the market value of shares granted for the reporting period and for which no future service is required is accrued in the period in which the service is rendered. If shares are granted under the requirement to provide future services the market value at the grant date is recognized over the required future service period. For US GAAP purposes the Group's obligation to deliver shares in the future is recognized in additional paid-in capital.

h)  Pension benefits

    Most pension funds of CSG are separate legal entities and employees have to pay contributions to a specific pension fund. In addition, the Group also makes contributions to the pension plans. Under Swiss GAAP, pension expense is equal to the amounts to be contributed by the employer based on the scheme. However, certain plans record pension expense based on a specific method of actuarial valuation of projected plan liabilities for accrued service. Plan assets are recorded at fair value. Certain assumptions, such as future salary increases, are not considered in the Swiss GAAP valuation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.1 Valuation and income recognition differences between Swiss and US accounting principles (continued)
    Under US GAAP, pension expense and liabilities for defined benefit plans are valued based on specific actuarial assumptions such as future salary increases, expected return on plan assets, employee turnover, mortality, retirement age and administrative expenses of the pension plan. In calculating the current pension benefit obligation, estimated future pension benefits are discounted to the current period. This discount rate was established by examining the rates of return of both high-quality, long-term corporate bonds and long-term government bonds. The methodology for determination of appropriate discount rates has been applied consistently groupwide.

i)  Taxation

    Under Swiss GAAP, generally no deferred tax asset is recognized for net operating loss carry-forwards. Deferred tax assets on net operating losses are recorded in the event management's assessment is that their realization in a future period is certain, based on contracts existing at the balance sheet date to sell businesses at a taxable gain.

    Under US GAAP, a deferred tax asset is recognized for net operating loss carry-forwards, net of an allowance for the estimated unrealizable amount. The US GAAP adjustments to net profit attributable to the recognition of the tax effect of net operating loss carry-forwards were an increase of CHF 25 million for 2001 and decreases of CHF 191 million and CHF
    368 million for 2000 and 1999, respectively. The US GAAP adjustments to shareholders' equity attributable to the recognition of the tax effect of net operating loss carry-forwards were increases of CHF 368 million, CHF
    230 million and CHF 496 million for 2001, 2000 and 1999, respectively.

    An additional adjustment arises from the aggregate differences between Swiss GAAP and US GAAP accounting principles that will result in taxable or deductible amounts in future years (temporary differences).

    The related US GAAP adjustment to net profit were decreases of CHF
    169 million, CHF 109 million and CHF 168 million for 2001, 2000 and 1999, respectively, and the related US GAAP adjustments to shareholders' equity were an increase of CHF 104 million, a decrease of CHF 115 million and an increase of CHF 107 million for 2001, 2000 and 1999, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.1 Valuation and income recognition differences between Swiss and US accounting principles (continued)

j)  Loans

    LOAN FEES AND COSTS

    Under Swiss GAAP, loan origination fee income is deferred but direct loan origination costs are normally expensed.

    Under US GAAP, certain qualifying direct loan origination fees and costs must be deferred and amortized over the life of the loan using the effective interest method.

    LOAN IMPAIRMENT

    Under Swiss GAAP, provisions for impaired loans are recorded based on either the fair value of the underlying collateral or on the undiscounted future cash flows if the loans are not collateralized.

    For certain non-collateral dependent impaired loans, US GAAP requires measurement of impairment using the present value of future cash flows.

    The Group has estimated that the difference between impaired loan valuation recognized for Swiss GAAP and impaired loan valuation that would have been recognized for US GAAP is not material.

k)  Leasing

    For Swiss GAAP purposes, the Group, as lessor, classifies lease contracts as financial leases and records a leasing receivable based on the leased asset's underlying value at lease inception. This balance is amortized over the life of the lease using the interest method.

    For US GAAP purposes, certain of these lease contracts are classified as operating leases. The underlying leased asset is recorded as a fixed asset and straight-line depreciated over its useful life. This adjustment relates to the difference between the interest amortization of the lease receivable under Swiss GAAP and the straight-line depreciation of leased assets under US GAAP.

l)  Derivatives

    Under Swiss GAAP, trading derivatives are recorded on the balance sheet at fair value as positive and negative replacement values. Changes in fair value are reported in earnings unless the derivative is designated and qualifies as a hedge. Gains and losses on hedging derivative instruments are recognized in income on the same basis as the underlying item being hedged. There is no requirement for an external transaction to lay off all risks associated with intercompany hedges on a one-to-one basis.

    Under US GAAP, prior to January 1, 2001 derivatives are reported on the balance sheet at fair value, which is the same as replacement value. Changes in fair value are recorded in income unless specific criteria are met to obtain hedge accounting treatment. The criteria to obtain hedge accounting are different than what is required for Swiss GAAP. If the criteria are met, US GAAP permits off-balance sheet or amortized cost treatment of certain hedging instruments. For intercompany hedging, US GAAP requires there to be a one-to-one link between the internal

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.1 Valuation and income recognition differences between Swiss and US accounting principles (continued)
    transaction and a transaction with an external third-party for hedge accounting to take place. If this is not evident, then the internal derivative is eliminated upon consolidation.

    Effective January 1, 2001 the Group adopted SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES AND SFAS No. 138 ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES--AN AMENDMENT OF SFAS NO. 133. Under SFAS 133, all derivatives are required to be recognized as assets or liabilities in the consolidated balance sheet at fair value. The recognition of the changes in the fair value depends upon the intended use and designation of the derivative. If the derivative instrument is not a hedge, then changes in fair value are recognized in earnings. If a derivative qualifies as a hedge, depending on the nature of the hedge, changes in fair value of the derivative will either be offset against the change in fair value of the hedge asset, liability, or firm commitment through earnings or recognized in other comprehensive income. The cumulative effect of the change in accounting for derivatives resulted in a net adjustment to earnings of CHF 123 million for 2001. For further information, please refer to Note 47.16.

m) Own shares and own bonds

    OWN SHARES

    Under Swiss GAAP, own shares included in securities trading portfolio and financial investments are carried at fair value and LOCOM, respectively. Derivatives on own shares are carried at fair value and are reported as positive and negative replacement values in other assets and other liabilities, respectively. Gains and losses on sales, dividends received and changes in market value are recorded in net profit.

    Under US GAAP, own shares are recorded at cost and reported as treasury shares resulting in a reduction to total shareholders' equity. Derivatives on own shares are classified as assets, liabilities or in shareholders' equity depending on the manner of settlement. Unrealized and realized gains and losses on own shares and derivatives on own shares where the Group has the choice or obligation to settle in shares and dividends received on own shares are excluded from net profit.

    OWN BONDS

    Under Swiss GAAP, the Group's own bonds included in securities trading portfolio are recorded at fair value with changes in fair value recorded in net profit.

    Under US GAAP the purchase of own bonds is treated as a reduction of the debt outstanding. Any difference between the cost of repurchase and the carrying value of the liability is treated as an extraordinary gain or loss during the period. Any gain or loss on resale is treated as a premium or discount and amortized over the remaining term of the liability.

    The Group has estimated that the differences between own bond transactions recognized under Swiss GAAP and own bond transactions that would have been recognized for US GAAP is not material to net profit or shareholders' equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.1 Valuation and income recognition differences between Swiss and US accounting principles (continued)
n)  Foreign currency

    Accounting for foreign currency is similar under Swiss and US GAAP. Specifically, each Group entity must choose and document a functional currency in which its financial statements will be prepared. Transactions denominated in currencies other than the functional currency are considered foreign currency transactions and result in gains and/or losses recognized in earnings. Foreign currency gains and losses related to trading activity are included in trading income. Foreign currency translation adjustments, resulting from consolidation of financial statements with different functional currencies, are recorded in equity.

    For Swiss GAAP, the determination of the functional currency is generally the same as under US GAAP. Under Swiss GAAP, the local currency is normally assumed to be the functional currency. US GAAP has stricter guidelines and the determination of the functional currency is made based on evaluation of the primary economic environment in which the entity operates using specific salient economic indicators. This difference results in certain Group affiliates having different functional currencies for US GAAP than for Swiss GAAP and, consequently, different amounts of foreign currency gains and losses reported in the Group's consolidated net profit.

o)  Capitalization of software

    Under Swiss GAAP, only third-party costs relating to the purchase and installation of software are capitalized and depreciated using the straight-line method over the estimated useful life. Internal costs related to the acquisition and development of internal use computer software are mostly expensed.

    Under US GAAP, effective January 1, 1999, external third-party costs as well as certain internal costs related to the acquisition and development of internal use computer software must be capitalized and depreciated over its useful life.

p)  Winterthur purchase accounting

    Under Swiss GAAP, the Group accounted for the merger of Credit Suisse Group and "Winterthur" Swiss Insurance Company using the pooling of interests method. The balance sheets and income statements of the companies were combined and no adjustments to carrying values of the assets and liabilities were made.

    Under US GAAP, the business combination is accounted for under the purchase method of accounting with Credit Suisse Group as the acquirer. Under the purchase method, the acquirer reports the assets and liabilities of the acquired company at fair market value on the date of acquisition. Any excess of the fair market value of the consideration given over the fair market value of the net tangible assets acquired is allocated first to identifiable intangible assets based on their fair value, if determinable, with the remainder allocated to goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.1 Valuation and income recognition differences between Swiss and US accounting principles (continued)
    The following table details purchase accounting adjustments described below at and for the years ended December 31:

                                        Shareholders'   Shareholders'   Shareholders'         Net         Net         Net
                                               equity          equity          equity      profit      profit      profit
    in CHF m                                 31.12.01        31.12.00        31.12.99        2001        2000        1999
    ---------------------------------------------------------------------------------------------------------------------
    Investments                                2,713           3,158           3,536       (2,558)     (1,747)     (1,234)
    Life insurance
      Deferred policy acquisition
        costs                                 (1,627)         (1,679)         (1,933)          37         215          60
      Present value of future profits          2,556           2,806           3,037         (225)       (174)       (194)
      Technical provisions                      (781)         (1,153)         (1,461)         360         273         496
    Goodwill                                   3,681           4,069           4,308         (388)       (239)       (239)
    Retirement benefits                          164             102              95           29          11          46
    Taxation                                    (867)           (926)           (960)         632         389         213
    Other                                          0               0               0           21           0           0
    ---------------------------------------------------------------------------------------------------------------------
    Total purchase accounting
      adjustments                              5,839           6,377           6,622       (2,092)     (1,272)       (852)
    ---------------------------------------------------------------------------------------------------------------------

    Investments

    Under purchase accounting, investments are restated to fair value at the date of acquisition. The unrealized gains and losses on available-for-sale securities existing before the date of acquisition are reclassified in shareholders' equity from net unrealized gains to retained earnings. The fair value at the date of acquisition becomes the new cost basis for the investments and the realized gains and losses on disposal of investments, depreciation on real estate and the unrealized gains and losses on available-for-sale securities are adjusted for the new cost basis.

    Life insurance

    DEFERRED POLICY ACQUISITION COSTS

    Under purchase accounting, the deferred policy acquisition costs for life insurance existing at the date of acquisition are eliminated.

    PRESENT VALUE OF FUTURE PROFITS

    The Present Value of Future Profits (PVFP) is the present value of anticipated profits embedded in the life and health insurance in force at the date of the merger with "Winterthur" Swiss Insurance Company. Interest accrues on the unamortized PVFP based upon the policy liability rate or contract rate. The PVFP asset is amortized over the years that such profits are anticipated to be received in proportion to the estimated gross margins or estimated gross profits for participating traditional life products and non-traditional life products, respectively, and over the premium paying period in proportion to premiums for other traditional life products.

    Any PVFP from previous acquisitions by Winterthur existing at the date of acquisition is eliminated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.1 Valuation and income recognition differences between Swiss and US accounting principles (continued)
    TECHNICAL PROVISIONS

    Under purchase accounting, life insurance technical provisions are revalued at the date of acquisition, using current assumptions at such date.

    Goodwill

    Under purchase accounting, goodwill and other intangible assets are capitalized and amortized over the expected periods of benefit, less any impairment. The excess of consideration paid of CHF 14,600 million for Winterthur over the fair value of the net tangible assets received has been recorded as goodwill and is being amortized on a straight-line basis over 20 years beginning in 1998. Goodwill of CHF 720 million was written-off in 1998 upon the sale of the Group's principal reinsurance operations and HIH Australia.

    Retirement benefits

    Under purchase accounting, the projected benefit obligation and fair value of plan assets are remeasured at the date of acquisition.

    Taxation

    This adjustment represents the tax effect of the purchase accounting adjustments that result in temporary differences.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.2a  Reconciliation of Swiss GAAP and US GAAP net profit

                                                              References are
in CHF m                                                        to note 46.1      2001       2000       1999
------------------------------------------------------------------------------------------------------------
Swiss GAAP net profit before minority interests                                  1,814     6,022      4,318
Swiss GAAP minority interests                                                     (227)     (237)       (68)
------------------------------------------------------------------------------------------------------------
Swiss GAAP net profit                                                            1,587     5,785      4,250
------------------------------------------------------------------------------------------------------------
Adjustments in respect of
Debt and equity securities                                         a)             (216)      (41)       159
Consolidation                                                      b)             (149)       73        (44)
Transfer of financial assets                                       c)              (74)      100        (43)
Real estate                                                        d)               21        10         18
General provisions                                                 e)             (201)     (102)       (77)
Business combinations                                              f)             (623)     (287)      (447)
Share-based compensation                                           g)             (119)       81       (143)
Pension plans                                                      h)              282       201        158
Taxation                                                           i)             (144)     (300)      (536)
Loans                                                              j)               14        14         14
Leasing                                                            k)              (25)       (9)        (3)
Derivatives                                                        l)            1,072        12        237
Own shares and own bonds                                           m)             (310)      (52)       (66)
Foreign currency                                                   n)               (6)        5         17
Capitalization of software                                         o)              296       269        133
Winterthur purchase accounting                                     p)           (2,092)   (1,272)      (852)
------------------------------------------------------------------------------------------------------------
Total adjustments                                                               (2,274)   (1,298)    (1,475)
------------------------------------------------------------------------------------------------------------
US GAAP net (loss)/profit                                                         (687)    4,487      2,775
------------------------------------------------------------------------------------------------------------
US GAAP minority interests                                                        (241)     (317)       (56)
------------------------------------------------------------------------------------------------------------
US GAAP net (loss)/profit before minority interests                               (446)    4,804      2,831
------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.2b  Reconciliation of Swiss GAAP and US GAAP shareholders' equity

                                                             References are
in CHF m                                                       to note 46.1  31.12.01   31.12.00   31.12.99
-----------------------------------------------------------------------------------------------------------
Swiss GAAP shareholders' equity before minority interests                     38,921      43,522     30,683
Swiss GAAP minority interests                                                 (3,121)     (2,571)    (1,154)
-----------------------------------------------------------------------------------------------------------
Swiss GAAP shareholders' equity                                               35,800      40,951     29,529
-----------------------------------------------------------------------------------------------------------
Adjustments in respect of
Debt and equity securities                                        a)           2,478       3,793      3,234
Consolidation                                                     b)              20          67          0
Transfer of financial assets                                      c)             (29)         43        (54)
Real estate                                                       d)               1         (21)       (30)
General provisions                                                e)             169         369        661
Business combinations                                             f)             976       1,660        816
Share-based compensation                                          g)           3,421       3,327      2,323
Pension plans                                                     h)             (65)        (93)      (301)
Taxation                                                          i)             472         115        603
Loans                                                             j)             274         260        246
Leasing                                                           k)             (28)         (3)         6
Derivatives                                                       l)              33        (718)      (904)
Own shares and own bonds                                          m)          (5,165)     (6,619)    (2,498)
Foreign currency                                                  n)               0          (4)         1
Capitalization of software                                        o)             700         402        133
Winterthur purchase accounting                                    p)           5,839       6,377      6,622
-----------------------------------------------------------------------------------------------------------
Total adjustments                                                              9,096       8,955     10,858
-----------------------------------------------------------------------------------------------------------
US GAAP shareholders' equity                                                  44,896      49,906     40,387
-----------------------------------------------------------------------------------------------------------
US GAAP minority interests                                                    (3,155)     (3,926)    (1,180)
-----------------------------------------------------------------------------------------------------------
US GAAP shareholders' equity before minority interests                        48,051      53,832     41,567
-----------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.3  Presentation differences between Swiss and US accounting principles

In addition to differences related to valuation and income recognition principle, financial statement presentation differences exist between Swiss GAAP and US GAAP. Although these differences do not result in adjustments between Swiss GAAP and US GAAP reported net profit and shareholders' equity, it may be useful to understand these differences to interpret the balance sheet and income statement presented in accordance with US GAAP. The following is a summary of these differences.

These presentation differences include differences between Swiss GAAP and US GAAP offsetting policies.

Under Swiss GAAP, in the insurance business assets and liabilities are offset when the Group has a legal right to offset amounts with the same counterparty and the transaction is expected to settle net. Additionally, insurance technical provisions are presented net of reinsurance. In the banking segments assets and liabilities are offset when the following conditions are all met:

- receivables and payables arise from transactions of a similar nature;

- with the same counterparty;

- with the same or earlier maturity;

- in the same currency; and

- which cannot lead to counterparty risk.

Positive and negative replacement values are offset with the same counterparty insofar as bilateral agreements exist that are recognized and enforceable at law.

Under US GAAP, offsetting of assets and liabilities in the balance sheet is improper except where a right of set off exists. A right of set off exists when all of the following criteria are met:

- each of the two parties owes the other determinable amounts;

- the reporting party has the right to set off the amount owed by the other party;

- the reporting party intends to set off; and

- the right of set off is enforceable at law.

Presentation differences exist between Swiss GAAP and US GAAP related to offsetting of assets and liabilities of certain repurchase and reverse repurchase transactions and certain securities lending and borrowing transactions that did not meet the US GAAP criteria. These are illustrated in note 46.3b to the "Condensed consolidated balance sheet."

The gross up of insurance balances for US GAAP is described in the presentation differences below and is reflected in 46.3b to the "Condensed consolidated balance sheet."

Condensed consolidated statements of income

    a. NET INTEREST INCOME has been presented in the US GAAP and Swiss GAAP reformatted income statements based on the respective products' interest income and expense line items.

    b. NET COMMISSION AND SERVICE FEE INCOME is presented gross of related expense in the line item COMMISSIONS AND FEES. Commission expenses are presented in the line item OTHER EXPENSE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.3 Presentation differences between Swiss and US accounting principles (continued)
    c. NET TRADING INCOME includes realized and unrealized gains and losses on trading securities, trading income, foreign exchange, interest and dividends from trading securities, and other trading income.

       In the US GAAP and Swiss GAAP reformatted income statements, income on securities lending and borrowing of securities classified as trading is included in COMMISSION AND FEES. All foreign exchange related income is included in OTHER REVENUE, NET. Interest and dividends from trading securities is presented in the line item INTEREST INCOME. All other components of net trading income are included in TRADING REVENUE.

       NET INCOME FROM THE INSURANCE BUSINESS is presented in the US GAAP and Swiss GAAP reformatted income statements as follows:

       PREMIUMS EARNED, NET which includes premiums for non-traditional products which are recognized when due are presented in the line item INSURANCE PREMIUMS except for premiums from separate account business and premiums for non-traditional products which are not reported as insurance premiums but are included in the provisions for policyholder benefits. Revenue from these products represent amounts assessed against the policyholder and are presented in the line item OTHER REVENUE.

       CLAIMS INCURRED AND ACTUARIAL PROVISIONS are presented in the line item POLICYHOLDER BENEFITS AND CLAIMS except for dividends to policyholders, which are presented in the line item DIVIDENDS TO POLICYHOLDERS and claims associated with separate account business, which are presented in the line item OTHER EXPENSE.

       COMMISSION EXPENSES, NET are reclassified to INSURANCE UNDERWRITING AND ACQUISITION EXPENSES except for premium taxes, which are presented in the line item INSURANCE PREMIUMS.

       INVESTMENT INCOME FROM THE INSURANCE BUSINESS is presented primarily in two line items, INTEREST INCOME and REALISED GAINS/(LOSSES) FROM SALES OF INVESTMENTS, NET. In addition, investment income from separate account business is reclassified to OTHER REVENUE and investment and asset management expenses are reclassified to OTHER EXPENSE.

    d. OTHER ORDINARY INCOME/(EXPENSE), NET includes realized and unrealized gains/(losses) from investments from the banking business.

       In the US GAAP and Swiss GAAP reformatted income statements, all such realized and unrealized gains/(losses) from financial investments are included in REALIZED GAINS/(LOSSES) FROM SALES OF INVESTMENTS, NET. The remaining components of OTHER ORDINARY INCOME/(EXPENSE), NET are presented in the line items OTHER REVENUE or OTHER EXPENSE.

    e. Amortization of PVFP, which is recorded in DEPRECIATION AND WRITE-OFFS ON NON-CURRENT ASSETS, is presented in the line item INSURANCE UNDERWRITING AND ACQUISITION EXPENSES in the US GAAP income statement.

    f. VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES FROM THE BANKING BUSINESS are presented in the line item PROVISION FOR CREDIT LOSSES. All other provisions and write-downs are presented in the line item OTHER EXPENSE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.3 Presentation differences between Swiss and US accounting principles (continued)
    g. EXTRAORDINARY INCOME and EXTRAORDINARY EXPENSES include realized gains/(losses) on sales of participations and physical assets, recoveries of charge-off loans, allocation of contingency reserves, personnel costs related to restructurings, IT systems, expenses for consultants and other extraordinary income and expenses.

       In the US GAAP and Swiss GAAP reformatted income statements, those gains/(losses) associated with extraordinary events are presented, net of income taxes, in the line item EXTRAORDINARY INCOME/(EXPENSE), NET. Recoveries of charge-off loans are presented in the line item PROVISION FOR CREDIT LOSSES. Personnel costs, IT systems, and expenses for consultants related to restructuring projects are presented under the caption RESTRUCTURING CHARGES. All other components are presented in either OTHER REVENUE or OTHER EXPENSE.

Condensed consolidated balance sheets

    h. The line item CASH AND OTHER LIQUID ASSETS includes cash, bank notes and certain interest bearing and non-interest bearing accounts. The line item MONEY MARKET PAPERS includes non-trading banker's acceptances and commercial papers with original maturities of greater than 90 days, certain trading instruments, non-trading certificates of deposit, cash instruments and money market instruments with an original maturity less than 90 days. The amount is shown net of the respective specific allowances.

       In the US GAAP and Swiss GAAP reformatted balance sheets, cash, bank notes, non-interest bearing accounts, cash instruments and money market instruments with original maturities less than 90 days are presented in the line item CASH AND CASH EQUIVALENTS. Interest bearing accounts and non-trading time deposits are presented in the line item INTEREST-BEARING DEPOSITS WITH BANKS. Non-trading bankers' acceptances and commercial papers with original maturities greater than 90 days are presented in the line items INVESTMENT SECURITIES. Trading instruments are presented in the line item TRADING ACCOUNT ASSETS. Specific allowances for money market claims are presented in line items consistent with the related assets.

    i. For Swiss GAAP, the line item DUE FROM BANKS includes demand and time accounts, precious metals demand and time accounts, federal funds sold, securities purchased under resale agreements and securities borrowing accounts. The amount is shown net of the respective specific allowances.

       In the US GAAP and Swiss GAAP reformatted balance sheets, precious metals demand accounts and certain demand accounts are presented in the line item CASH AND CASH EQUIVALENTS. Certain demand accounts, precious metals time accounts and all other time accounts with an original maturity less than one year are presented in the line item INTEREST-BEARING DEPOSITS WITH BANKS. Demand accounts, time accounts and precious metals time accounts related to certain brokerage transactions are presented in the line item BROKERAGE RECEIVABLES. Securities lending, certain securities borrowing accounts and certain time accounts are presented in the line item TRADING ACCOUNT ASSETS. Reverse repurchases, certain securities borrowing and federal funds sold accounts are presented in the line item FEDERAL FUNDS SOLD, SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES BORROWING TRANSACTIONS. Precious metals time accounts and all other time accounts with an original maturity greater than one year

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.3 Presentation differences between Swiss and US accounting principles (continued)
       are presented in the line item LOANS, NET OF ALLOWANCE FOR CREDIT LOSSES. Specific allowances for due from banks are presented in line items consistent with the related assets.

    j. The line item RECEIVABLES FROM THE INSURANCE BUSINESS includes premiums and other receivables from agents and policyholders, policy loans and other miscellaneous receivables.

       In the US GAAP and Swiss GAAP reformatted balance sheets, receivables from agents and policyholders are presented in the line item PREMIUMS AND INSURANCE BALANCES RECEIVABLE, NET. Policy loans and miscellaneous receivables are presented in the line item OTHER ASSETS.

    k. The line item DUE FROM CUSTOMERS includes precious metals demand and time accounts, demand and time accounts, reverse repurchase, securities lending, securities borrowing and lease financing accounts. The amount is shown net of the respective specific allowances.

       In the US GAAP and Swiss GAAP reformatted balance sheets, precious metals demand accounts are presented in the line item CASH AND CASH EQUIVALENTS. Demand and time accounts and precious metals time accounts related to brokerage transactions are presented in the line item BROKERAGE RECEIVABLES. Securities lending, certain securities borrowing accounts and certain time accounts are presented in the line item TRADING ACCOUNT ASSETS. Precious metals time accounts and time accounts are presented in the line item OTHER ASSETS. Securities purchased under resale agreements and certain securities borrowing accounts are presented in the line item FEDERAL FUNDS SOLD, REVERSE REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS. Demand accounts, precious metals time accounts and time accounts not held for sale and lease financing accounts are presented in the line item LOANS, NET OF ALLOWANCE FOR CREDIT LOSSES. Specific allowances for due from customers' accounts are presented in line items consistent with the related assets.

    l. The line item MORTGAGES includes mortgages and real estate related lease financings. The amount is shown net of the respective specific allowances.

       In the US GAAP and Swiss GAAP reformatted balance sheets, mortgages are included in the line item OTHER ASSETS or the line item LOANS, NET OF ALLOWANCE FOR CREDIT LOSSES, depending on management's intent. Certain mortgages are presented in the line items TRADING ASSETS.

    m. The line item SECURITIES AND PRECIOUS METALS TRADING PORTFOLIOS includes certain trading securities and precious metal physical stocks.

       In the US GAAP and Swiss GAAP reformatted balance sheets, these accounts are presented in the line item TRADING ACCOUNT ASSETS.

    n. The line item FINANCIAL INVESTMENTS FROM THE BANKING BUSINESS includes equity securities, investments in venture capital, debt securities, money market papers, real estate and repossessed assets. INVESTMENTS FROM THE INSURANCE BUSINESS includes equity securities, debt securities, derivative instruments, real estate held for investment, real estate held for sale, loans, money market investments and investments held for separate accounts.

       In the US GAAP and Swiss GAAP reformatted balance sheets, equity securities and debt securities classified as available for sale, interest rate instruments classified as held-to-maturity and investments in venture capital are presented in the line item INVESTMENT SECURITIES. Real

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.3 Presentation differences between Swiss and US accounting principles (continued)
       estate held for sale is presented in the line item REAL ESTATE HELD FOR SALE and real estate investments are presented in the line item REAL ESTATE HELD FOR INVESTMENT. Real estate held for own use is presented in the line item TANGIBLE FIXED ASSETS. Other repossessed assets are presented in the line item OTHER ASSETS. Investments held for separate accounts are presented in the line item ASSETS HELD IN SEPARATE ACCOUNTS. Money market investments and loans and mortgages of the insurance business are presented in the line items INTEREST BEARING DEPOSITS WITH BANKS and OTHER ASSETS, respectively.

    o. The line item MONEY MARKET PAPERS ISSUED includes time deposits, commercial papers and bankers' acceptances. In the US GAAP and Swiss GAAP reformatted balance sheets, time deposits are presented in the line item DEPOSITS. Commercial papers is presented in the line item SHORT-TERM BORROWINGS.

    p. The line items DUE TO BANKS and DUE TO CUSTOMERS, OTHER include demand deposits, time deposits, precious metals demand and time deposits, fiduciary deposits, liabilities from short positions, mortgages on own real estate, federal funds purchased and sold, securities lending and borrowing, repurchase agreements and lease finance accounts.

       In the US GAAP and Swiss GAAP reformatted balance sheets, precious metals demand and time deposits, demand deposits and certain time deposits are presented in the line item DEPOSITS. Certain time deposits with an original maturity less than one year are presented in the line item SHORT-TERM BORROWINGS. Certain time deposits with an original maturity greater than one year are presented in the line item LONG-TERM DEBT. DUE TO BANKS and DUE TO CUSTOMERS, OTHER accounts related to certain brokerage transactions are presented in the line item BROKERAGE PAYABLES. Time deposits, commercial papers, interest bearing precious metals time deposits and interest bearing demand and time deposits used to finance investment banking or brokerage activities are presented in the line item INVESTMENT BANKING and BROKERAGE BORROWINGS. Liabilities from short positions and obligations to return collateral that has been resold are presented in the line item TRADING ACCOUNT LIABILITIES. Mortgages on own real estate and certain interest bearing time deposits are presented in the line item LONG-TERM DEBT. Securities lending, repurchase agreements and certain securities borrowing accounts are included in the line item FEDERAL FUNDS PURCHASED, SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS. Lease liabilities are presented in the line item OTHER LIABILITIES.

    q. The line item DUE TO CUSTOMERS IN SAVINGS AND INVESTMENT DEPOSITS, is presented in the line item DEPOSITS in the US GAAP and Swiss GAAP reformatted balance sheets.

    r. The line item TECHNICAL PROVISIONS FOR THE INSURANCE BUSINESS includes: provisions for future policyholder benefits; provisions for future dividends to policyholders; bonuses held on deposits; actuarial provisions for annuities; provisions for death and other benefits; provisions for unearned premiums; loss and loss adjustment expense reserves, net of reinsurance reserves and policyholder funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.3 Presentation differences between Swiss and US accounting principles (continued)

       In the US GAAP and Swiss GAAP reformatted balance sheets, provisions for future policyholder benefits, loss and loss adjustment expense reserves are presented gross of reinsurance reserves in the line item INSURANCE POLICY AND CLAIMS RESERVES. Reinsurance reserves are presented separately on the balance sheet in REINSURANCE RECOVERABLES. The provision for future dividends to policyholders, provision for unearned premiums and policyholder funds are presented in separate line items.

    s. In the US GAAP and Swiss GAAP reformatted balance sheets, the line items RESERVE FOR GENERAL BANKING RISKS and RESERVE FOR OWN SHARES are included in the line item Retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.3a  Condensed consolidated statements of income

The following are condensed consolidated statements of income for the years ended December 31, 2001, 2000 and 1999. In the following table US GAAP amounts reflect adjustments for the valuation and income recognition differences as described in note 46.2 and the presentation differences described in note 46.3. Swiss GAAP has been reformatted to reflect US GAAP presentation differences.

                                                                            Swiss GAAP     Swiss GAAP     Swiss GAAP
                                      US GAAP     US GAAP     US GAAP      reformatted    reformatted    reformatted
in CHF m                                 2001        2000        1999             2001           2000           1999
--------------------------------------------------------------------------------------------------------------------
Interest income                        46,211     42,820       27,821           46,647       43,303           28,526
Commissions and fees                   19,150     17,590       11,785           19,226       17,563           11,692
Trading revenue                         8,955      9,361        6,706            8,430        8,976            5,942
Realised gains/(losses) from
  sales of investments, net            (1,770)     3,004          920              799        4,262            1,608
Insurance premiums                     28,170     25,078       23,127           28,170       25,078           23,127
Other revenue                           3,926      2,582        2,062            3,130        1,879            1,225
--------------------------------------------------------------------------------------------------------------------
Total revenue                         104,642    100,435       72,421          106,402      101,061           72,120
--------------------------------------------------------------------------------------------------------------------
Interest expense                       36,154     33,803       19,009           35,915       33,676           18,635
--------------------------------------------------------------------------------------------------------------------
Revenue, net of interest expense       68,488     66,632       53,412           70,487       67,385           53,485
--------------------------------------------------------------------------------------------------------------------
Provision for credit losses             1,569      1,041        1,044            1,717          910            1,044
Policyholder benefits and claims       25,079     22,401       20,334           25,202       22,257           20,580
--------------------------------------------------------------------------------------------------------------------
Total provisions for benefits,
  claims and credit losses             26,648     23,442       21,378           26,919       23,167           21,624
--------------------------------------------------------------------------------------------------------------------
Insurance underwriting and
  acquisition expenses                  4,230      3,647        2,793            4,041        3,687            2,658
Dividends to policyholders                497      2,090        1,650              733        2,473            1,887
Salaries and employee benefits         21,641     18,904       14,003           21,821       18,503           13,554
Premises and equipment expenses,
  net                                   4,208      3,201        2,717            3,993        3,055            2,519
Restructuring charges                      33        607            0               26        1,499               12
Other expenses                         10,674      7,844        6,495            9,980        7,472            6,027
Amortization of goodwill                1,269        635          452              770          246               96
--------------------------------------------------------------------------------------------------------------------
Total operating expenses               42,552     36,928       28,110           41,364       36,935           26,753
--------------------------------------------------------------------------------------------------------------------
(Loss)/profit before taxes,
  extraordinary items and
  minority interests                     (712)     6,262        3,924            2,204        7,283            5,108
--------------------------------------------------------------------------------------------------------------------
Income taxes                             (144)     1,495        1,093              389        1,261              790
--------------------------------------------------------------------------------------------------------------------
(Loss)/profit before
  extraordinary items and
  minority interests                     (568)     4,767        2,831            1,815        6,022            4,318
--------------------------------------------------------------------------------------------------------------------
Extraordinary income/(expenses),
  net                                      (1)        37            0               (1)           0                0
Cumulative effect of changes in
  accounting principles                   123          0            0                0            0                0
--------------------------------------------------------------------------------------------------------------------
Net (loss)/profit before minority
  interests                              (446)     4,804        2,831            1,814        6,022            4,318
--------------------------------------------------------------------------------------------------------------------
Minority interests                        241        317           56              227          237               68
--------------------------------------------------------------------------------------------------------------------
Net (loss)/profit                        (687)     4,487        2,775            1,587        5,785            4,250
--------------------------------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

46.3b  Condensed consolidated balance sheets

The following are condensed consolidated balance sheets of the Group, at December 31, 2001 and 2000. In the following table US GAAP amounts reflect adjustments for the valuation and income recognition differences as described in note 46.2 and the presentation differences described in note 46.3. Swiss GAAP has been reformatted to reflect US GAAP presentation differences.

                                                                                        Swiss GAAP    Swiss GAAP
                                                                US GAAP      US GAAP   reformatted   reformatted
in CHF m                                                       31.12.01     31.12.00      31.12.01      31.12.00
----------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                        9,524       13,982         9,361        14,059
Interest-bearing deposits with banks                            34,055       22,886        28,176        25,986
Brokerage receivables                                           33,863       36,345        35,601        34,526
Investment securities 1)                                       130,217      126,348       130,012       124,769
Trading account assets                                         180,707      171,843       150,797       171,214
Encumbered assets                                              141,632      102,162       141,632       102,162
Real estate held for investment                                 10,395       10,214         7,938         7,531
Federal funds sold, securities purchased under resale
  agreements, and securities borrowing transactions            298,810      284,224       230,604       232,456
Loans, net of allowance for credit losses 2)                   173,534      167,663       169,998       162,174
Tangible fixed assets                                           10,133       10,293         9,027         9,465
Premiums and insurance balances receivable, net                  8,024        6,932         8,021         6,929
Reinsurance recoverables                                         4,509        5,938         4,509         5,938
Goodwill                                                        17,997       18,052        13,664        12,869
Present value of future profits                                  4,749        4,937         2,335         2,522
Deferred policy acquisition costs                                4,237        2,783         5,662         3,965
Other assets                                                    58,067       59,965        59,429        58,464
Assets held for separate accounts                               14,519       12,888        14,519        12,888
----------------------------------------------------------------------------------------------------------------
Total assets                                                 1,134,972    1,057,455     1,021,285       987,917
----------------------------------------------------------------------------------------------------------------

1) Including venture capital of CHF 13,985 m and CHF 4,745 m for US GAAP in 2001 and 2000, respectively, and CHF 14,457 m and CHF 4,007 m for Swiss
    GAAP reformatted for 2001 and 2000, respectively.
2) Net of allowance for credit losses of CHF 9,245 m and CHF 10,699 m for US GAAP in 2001 and 2000, respectively and CHF 9,234 m and CHF 10,579 m for
    Swiss GAAP reformatted in 2001 and 2000, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       Swiss GAAP    Swiss GAAP
                                                               US GAAP      US GAAP   reformatted   reformatted
in CHF m                                                      31.12.01     31.12.00      31.12.01      31.12.00
---------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Deposits                                                      270,690      267,494       269,076       267,965
Short-term borrowings                                          24,957       22,540        27,397        23,798
Brokerage payables                                             44,013       38,860        38,073        33,261
Trading account liabilities                                   161,997      172,170       154,100       174,415
Insurance policy and claims reserves                          100,946       96,789       100,555        96,956
Provision for dividends to policyholders                        5,917        9,611         5,782         8,611
Provision for unearned premiums                                 6,914        6,162         6,914         6,162
Policyholder funds                                             15,028       13,301        15,021        13,292
Federal funds purchased, securities sold under repurchase
  agreements, and securities lending transactions             276,621      227,230       209,019       177,643
Other liabilities                                              62,149       56,984        52,215        56,423
Long-term debt                                                102,591       79,065        89,114        72,452
Liabilities held for separate accounts                         15,098       13,417        15,098        13,417
---------------------------------------------------------------------------------------------------------------
Total liabilities                                           1,086,921    1,003,623       982,364       944,395
---------------------------------------------------------------------------------------------------------------
Minority interests                                              3,155        3,926         3,121         2,571
---------------------------------------------------------------------------------------------------------------
Common shares                                                   3,590        6,009         3,590         6,009
Additional paid in capital                                     25,490       25,497        19,886        20,253
Common shares in treasury, at cost                             (5,602)      (7,275)            0             0
Retained earnings                                              19,612       14,952         9,198         3,427
Accumulated other comprehensive income                          2,493        6,236         1,539         5,477
Net income after minority interests                              (687)       4,487         1,587         5,785
---------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                     44,896       49,906        35,800        40,951
---------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                  1,134,972    1,057,455     1,021,285       987,917
---------------------------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47  Additional disclosures required under US GAAP

The following disclosures within note 47 are required under US GAAP and unless otherwise noted support the Swiss GAAP consolidated financial statements and are presented on a Swiss GAAP basis.

47.1  Earnings per share

                                                                       2001             2000             1999
-------------------------------------------------------------------------------------------------------------
Net profit/(loss) available for common shares (in CHF m)
Swiss GAAP - basic                                                    1,587           5,785            4,250
Interest on convertible debt                                              1               4                6
-------------------------------------------------------------------------------------------------------------
Swiss GAAP - diluted                                                  1,588           5,789            4,256
-------------------------------------------------------------------------------------------------------------
US GAAP - basic                                                        (687)          4,487            2,775
Interest on convertible debt                                              1               4                6
-------------------------------------------------------------------------------------------------------------
US GAAP - diluted                                                      (686)          4,491            2,781
-------------------------------------------------------------------------------------------------------------

Weighted-average number of shares outstanding
Swiss GAAP - basic                                            1,194,090,788   1,111,100,088    1,085,243,040
Potential dilutive common shares
    Contingent issuable stock                                        69,028         139,084        1,743,392
Incremental shares from assumed conversions
    Convertible bonds                                               770,152       2,064,896        7,884,608
    Share options                                                 8,517,586       2,387,608          366,400
-------------------------------------------------------------------------------------------------------------
Potential dilutive common shares                                  9,356,766       4,591,588        9,994,400
-------------------------------------------------------------------------------------------------------------
Swiss GAAP - diluted                                          1,203,447,554   1,115,691,676    1,095,237,440
-------------------------------------------------------------------------------------------------------------
US GAAP - basic 1)                                            1,101,915,935   1,051,796,048    1,040,262,440
Potential dilutive common shares
    Contingent issuable stock                                    59,629,756      34,957,620       28,194,556
Incremental shares from assumed conversions
    Convertible bonds                                               770,152       2,064,896        7,884,608
    Share options                                                 8,093,228       1,704,012                0
-------------------------------------------------------------------------------------------------------------
Potential dilutive common shares                                 68,493,136      38,726,528       36,079,164
-------------------------------------------------------------------------------------------------------------
US GAAP - diluted                                             1,170,409,071   1,090,522,576    1,076,341,604
-------------------------------------------------------------------------------------------------------------

Earnings per share (in CHF)
Swiss GAAP basic
Earnings before extraordinary items                                    1.52            6.73             3.97
Extraordinary items                                                   (0.19)          (1.52)           (0.05)
-------------------------------------------------------------------------------------------------------------
Net earnings per share                                                 1.33            5.21             3.92
-------------------------------------------------------------------------------------------------------------
Swiss GAAP diluted
Earnings before extraordinary items                                    1.51            6.70             3.94
Extraordinary items                                                   (0.19)          (1.51)           (0.05)
-------------------------------------------------------------------------------------------------------------
Net earnings per share -- diluted                                      1.32            5.19             3.89
-------------------------------------------------------------------------------------------------------------
US GAAP basic
Earnings before extraordinary items                                   (0.73)           4.23             2.67
Effect cumulative change in accounting principles                      0.11            0.00             0.00
Extraordinary items                                                    0.00            0.04             0.00
-------------------------------------------------------------------------------------------------------------
US GAAP -- basic                                                      (0.62)           4.27             2.67
-------------------------------------------------------------------------------------------------------------
US GAAP diluted
Earnings before extraordinary items                                   (0.69)           4.08             2.58
Effect cumulative change in accounting principles                      0.10            0.00             0.00
Extraordinary items                                                    0.00            0.04             0.00
-------------------------------------------------------------------------------------------------------------
US GAAP -- diluted                                                    (0.59)           4.12             2.58
-------------------------------------------------------------------------------------------------------------

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001.

1) Own shares are deducted in the computation of the weighted-average number of shares outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.2  Consolidated cash flows

See also consolidated statement of source and application of funds. The following table of consolidated cash flows was prepared based on changes in the Swiss GAAP balance sheet amounts presented in the categories specified by US GAAP.

in CHF m                                                           2001        2000       1999
----------------------------------------------------------------------------------------------
Cash flows from operating activities
Net profit                                                       1,587       5,785       4,250
Adjustments to reconcile net income to net cash from
  operating activities:
Depreciation and amortization                                    3,893       1,884       1,204
Provision for losses                                             2,014       1,218       1,496
Provision for deferred taxes                                       993        (279)        832
Other provisions                                                  (398)        632        (301)
Change in reserve for general banking risks                          0         182          80
Change in technical provisions for the insurance business        7,543       6,359       6,291
Gain from investing activities, net                             (1,024)     (4,430)     (1,952)
Equity in earnings of non-consolidated participations              (25)       (196)        (78)
Gain from disposal of non-consolidated participations, net          (2)         (2)       (708)
Change in minority interests                                       981       1,372         206
Receivables from the insurance business                         (3,906)     (2,427)      1,219
Payables from the insurance business                             2,902       1,305      (1,822)
Securities and precious metals trading positions                (9,044)    (55,771)    (17,971)
Deferred policy acquisition costs                               (1,156)       (150)       (461)
(Increase)/decrease in accrued income and other assets          (8,196)     (1,193)     17,698
Increase/(decrease) in accrued expenses and other
  liabilities                                                   (4,758)     (3,803)    (14,705)
Amortization of premiums/accretion of discounts, net               (77)       (592)       (160)
----------------------------------------------------------------------------------------------
Total adjustments                                              (10,260)    (55,891)     (9,132)
----------------------------------------------------------------------------------------------
Net cash provided by/(used in) operating activities             (8,673)    (50,106)     (4,882)
----------------------------------------------------------------------------------------------
Cash flows from investing activities
(Increase)/decrease in money market papers                      (1,579)        994       2,038
(Increase)/decrease in due from banks                            7,435     (74,286)     11,396
(Increase)/decrease in due from customers/mortgages            (14,691)    (55,365)      5,411
Investments in subsidiaries and participations                  (1,546)    (14,841)     (3,452)
Disposal of subsidiaries and participations                      1,548         379       1,674
Purchases of investments                                      (113,431)    (62,303)    (87,661)
Maturities of investments                                       10,099       7,812      17,253
Disposal of investments                                         86,573      47,328      65,826
Capital expenditures on tangible and intangible assets          (2,631)     (2,383)     (1,370)
Disposals of tangible and intangible assets                        790         178         304
Other, net                                                           0           0         173
----------------------------------------------------------------------------------------------
Net cash provided by/(used in) investing activities            (27,433)   (152,487)     11,592
----------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

in CHF m                                                           2001       2000       1999
---------------------------------------------------------------------------------------------
Cash flows from financing activities
Increase/(decrease) in money market papers issued                (4,123)    (2,120)     3,660
Increase /(decrease) in due to banks                            (27,529)   167,162      1,786
Increase/(decrease) in due to customers                          43,110     25,918     (9,052)
Issuance of medium-term notes and bonds                          43,441     14,015      9,516
Repayments of medium-term notes and bonds                       (16,714)   (10,198)   (12,943)
Deposits to policyowner account balances                          2,790      1,966      2,614
Withdrawals from policyowner account balances                    (1,739)    (1,169)      (899)
Increase/(decrease) from issuance/retirement of common
  shares                                                           (394)     8,716        759
Dividends paid (including minority interests)                    (2,568)    (1,986)    (1,427)
Other, net                                                          (18)        86          2
---------------------------------------------------------------------------------------------
Net cash provided by/(used in) financing activities              36,256    202,391     (5,984)
---------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                              14        (11)        87
---------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                164       (213)       813
---------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of financial year          2,928      3,141      2,328
---------------------------------------------------------------------------------------------
Cash and cash equivalents at end of financial year                3,092      2,928      3,141
---------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information
---------------------------------------------------------------------------------------------
Cash paid during the year for income taxes                        1,603      1,542        615
Cash paid during the year for interest                           35,767     33,203     17,472
---------------------------------------------------------------------------------------------
Non-cash investing and financing activities
Transfer of loans to real estate held for sale                      118        171        131
Securitization of loans                                           1,783          0         33
---------------------------------------------------------------------------------------------
Assets acquired and liabilities assumed in business
  combinations
Fair value of assets acquired                                     9,109    100,688      3,582
Liabilities assumed                                              (7,861)   (86,223)      (728)
Cash paid related to business acquisitions                        1,248     14,465      2,854
---------------------------------------------------------------------------------------------
Assets and liabilities sold in business divestitures
Fair value of assets sold                                       (10,476)       (41)    (1,218)
Liabilities sold                                                  9,248          0         52
Cash received related to business divestitures                   (1,228)       (41)    (1,166)
---------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.3  US GAAP consolidated changes in shareholders' equity

See note 35 for additional information on changes in shareholders' equity. The following table for the changes in shareholders' equity in accordance with US GAAP.

                                                                                               Accumulated       Common
                                                                    Additional                       other    shares in
                                        Common shares      Common      paid in    Retained   comprehensive     treasury
in CHF m (except number of shares)     outstanding 1)      shares   capital 5)    earnings       income 4)   at cost 2)       Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998            1,026,195,292       5,382       14,365      15,298           5,003      (2,758)      37,290
-----------------------------------------------------------------------------------------------------------------------------------
Net profit                                          -           -            -       2,775               -           -        2,775
Other comprehensive income, net of
  tax                                               -           -            -           -             930           -          930
Issuance of common shares                  12,480,476          62          697           -               -           -          759
Share-based compensation                            -           -          122           -               -           -          122
Accrual for earned share
  compensation                                                             870                                                  870
Release of treasury shares for
  share compensation                       17,017,520                     (897)                                    897            0
Sale of treasury shares                   189,911,688           -           (2)          -                      12,261       12,259
Repurchase of treasury shares            (202,380,248)          -            -           -               -     (13,301)     (13,301)
Net premium/discount on treasury
  share and own share derivative
  activity                                          -           -           (6)          -               -           -           (6)
Cash dividends paid 3)
  (CHF 1.25 per share)                              -           -            -      (1,361)              -           -       (1,361)
Dividend on treasury shares                         -           -            -          50               -           -           50
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999            1,043,224,728       5,444       15,149      16,762           5,933      (2,901)      40,387
-----------------------------------------------------------------------------------------------------------------------------------
Net profit                                          -           -            -       4,487               -           -        4,487
Other comprehensive income, net of
  tax                                               -           -            -           -             303           -          303
Issuance of common shares                 112,926,008         565        8,152           -               -           -        8,717
Share-based compensation                            -           -        1,298           -               -           -        1,298
Accrual for earned share
  compensation                                                           1,945                                                1,945
Release of treasury shares for
  share compensation                       20,355,660                   (1,277)                                  1,277            0
Sale of treasury shares                   153,126,600           -          297           -               -      12,304       12,601
Repurchase of treasury shares            (225,750,840)          -            -           -               -     (17,955)     (17,955)
Net premium/discount on treasury
  share and own share derivative
  activity                                          -           -          (67)          -               -           -          (67)
Cash dividends paid 3)
  (CHF 1.75 per share)                              -           -            -      (1,917)              -           -       (1,917)
Dividend on treasury shares                         -           -            -         107               -           -          107
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000            1,103,882,156       6,009       25,497      19,439           6,236      (7,275)      49,906
-----------------------------------------------------------------------------------------------------------------------------------
Net profit                                          -           -            -        (687)              -           -         (687)
Other comprehensive income, net of
  tax                                               -           -            -                      (3,743)          -       (3,743)
Issuance of common shares                   2,457,851          11          164           -               -           -          175
Cancellation of repurchased shares         (7,600,000)        (38)        (531)          -               -           -         (569)
Share-based compensation                            -           -          457           -               -           -          457
Accrual for earned share
  compensation                                                           2,097                                                2,097
Release of treasury shares for
  share compensation                       29,913,015                   (2,133)                                  2,133            0
Sale of treasury shares                   235,177,204           -         (115)          -               -      15,925       15,810
Repurchase of treasury shares            (243,106,991)          -            -           -               -     (16,385)     (16,385)
Net premium/discount on treasury
  share and own share derivative
  activity                                          -           -           54           -               -           -           54
Repayment out of share capital 3)
  (CHF 2.00 per share)                              -      (2,392)           -          --               -           -       (2,392)
Dividend on treasury shares                         -           -            -         173               -           -          173
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001            1,120,723,235       3,590       25,490      18,925           2,493      (5,602)      44,896
-----------------------------------------------------------------------------------------------------------------------------------

All share-related data have been adjusted for the 4-for-1 share split effective as of August 15, 2001.

1)  At par value CHF 3 each, fully paid.
2)  Comprising 75,886,576, 97,869,804 and 45,601,224 treasury shares at
     December 31, 2001, 2000 and 1999, respectively. In addition to the treasury shares, a maximum of 191,026,457, 164,279,536 and 126,975,600 unissued shares (conditional

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS and authorized capital) at December 31, 2001, 2000 and 1999, respectively, were available for issuance without the approval of the shareholders.
3) Dividends are declared and paid in the year subsequent to the reporting period. For the financial year 2000, repayment out of share capital as approved on June 1, 2001 in lieu of a dividend.
4) Unrealized investment gains and losses have been reduced to the extent that there is a legal or contractual obligation to pass those gains and losses to policyholders when recognized. As a result, unrealized gains and losses have been reduced by CHF (47) million, CHF 1,120 million and CHF
    1,838 million in 2001, 2000 and 1999, respectively.
5) Balances include the accrued cost for shares to be delivered under the share award plans. The cost attributable to share award plans at December 31,
    2001, 2000, 1999 and 1998 amount to CHF 3,268 m, CHF 3,304 m, CHF 2,636 m and 2,663 m respectively. The balances include the accrued cost for shares granted subsequent to the financial year-end as part of the financial year compensation.

The Group has commenced a share repurchase program of up to CHF 5 billion, corresponding to approximately 66 million shares, over two years. The Group began the repurchase over a second trading line at the SWX Swiss Exchange on March 14, 2001. The amount and timing of the repurchases will depend on market conditions, earnings and acquisition opportunities. On April 24, 2001, the Group closed the first phase of the repurchase program having acquired 7.6 million shares, which were cancelled on 10 August 2001. As approved by the Annual General Meeting on June 1, 2001, 7.7 million shares were repurchased via second trading line on the SWX Swiss Exchange between April 25, 2001 and April 24, 2002 for subsequent cancellation.The total purchase price was CHF 541,726,200, corresponding to an average price per share of CHF 70.08 (adjusted for the 2001 4-for-1 share split and for the par value reduction of CHF 3). The Board is proposing that the cancellation of the shares repurchased be approved at the Annual General Meeting on May 31, 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.4  US GAAP accumulated other comprehensive income

The following table of accumulated other comprehensive income is in accordance with US GAAP.

                                                                          Unrealized
                                                 Foreign    Unrealized        gains/      Minimum     Accumulated
                                                currency        gains/   (losses) on      pension           other
                                             translation   (losses) on     cash flow    liability   comprehensive   Comprehensive
in CHF m                                     adjustments    securities        hedges   adjustment          income          income
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                          0         5,005          -              (2)          5,003               -
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                            -             -          -               -               -           2,775
Other comprehensive income, net of tax:
Foreign currency translation adjustments          1,172             -          -               -           1,172               -
Unrealized gains/(losses) on securities:
Unrealized holding gains/(losses) arising
  during period, net of tax of CHF 359 m              -           590          -               -             590               -
Less: Reclassification adjustment for
  gains/ (losses) included in net income,
  net of tax of CHF 177 m                             -          (837)         -               -            (837)              -
Minimum pension liability adjustment, net
  of tax of CHF 0 m                                   -             -          -               5               5               -
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income                        1,172          (247)         -               5             930             930
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                      1,172         4,758          -               3           5,933               -
---------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income 1999                       -             -          -               -               -           3,705
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                            -             -          -               -               -           4,487
Other comprehensive income, net of tax:
Foreign currency translation adjustments           (825)            -          -               -            (825)              -
Unrealized gains/(losses) on securities:
Unrealized holding gains/(losses) arising
  during period, net of tax of CHF 225 m              -         3,536          -               -           3,536               -
Less: Reclassification adjustment for
  gains/ (losses) included in net income,
  net of tax of CHF 709 m                             -        (2,404)         -               -          (2,404)              -
Minimum pension liability adjustment, net
  of tax
  of CHF 2 m                                          -             -          -              (4)             (4)              -
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income                         (825)        1,132                         (4)            303             303
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                        347         5,890                         (1)          6,236               -
---------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income 2000                       -             -                          -               -           4,790
---------------------------------------------------------------------------------------------------------------------------------
Net profit                                           --            --          -              --              --            (687)
Other comprehensive income, net of tax:
Foreign currency translation adjustments            (48)            -          -               -             (48)             --
Unrealized gains/(losses) on securities:
Unrealized holding gains/(losses) arising
  during period, net of tax of CHF 412 m              -        (3,052)         -               -          (3,052)             --
Less reclassification adjustment for
  gains/ (losses) included in net income,
  net of tax of CHF (190) m                           -          (330)         -               -            (330)             --
Unrealized gains/(losses) on cash flow
  hedges:
Unrealized holding gains/(losses) arising
  during period, net of tax of CHF 1 m                -             -        (81)              -             (81)             --
Less reclassification adjustment for
  gains/ (losses) included in net income,
  net of tax of CHF 0 m                               -             -          0               -               0              --
Cumulative effect of changes in accounting
  principles, net of tax of CHF 7 m                   -             -        (17)              -             (17)             --
Minimum pension liability adjustment, net
  of tax of CHF 60 m                                  -             -          -            (215)           (215)             --
---------------------------------------------------------------------------------------------------------------------------------
Changes in other comprehensive income               (48)       (3,382)       (98)           (215)         (3,743)         (3,743)
---------------------------------------------------------------------------------------------------------------------------------
As of December 31, 2001                             299         2,508        (98)           (216)          2,493
---------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income 2001                      --            --         --              --              --          (4,430)
---------------------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.5  Recently issued US accounting standards

Accounting for Business combinations and Goodwill

In July 2001, the FASB issued SFAS NO. 141, BUSINESS COMBINATIONS (SFAS No. 141), and SFAS NO. 142, GOODWILL AND OTHER INTANGIBLE ASSETS (SFAS No. 142).

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations and the use of the pooling of interests method will be prohibited. This statement is effective for business combinations initiated after June 30, 2001 and for purchase method of accounting business combinations completed after June 30, 2001. In addition, SFAS 141 requires certain intangible assets to be recognized apart from goodwill and sets forth specific criteria relating to the recognition of intangible assets acquired in business combinations. The adoption of SFAS 141 may result in certain intangible assets being reclassified to goodwill. Earlier adoption or retroactive application is not permitted.

SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. Accordingly, amortization of goodwill, including goodwill recorded in prior business combinations, will cease upon adoption of SFAS No. 142. Other intangible assets with finite lives will continue to be amortized over their assigned useful lives. For the Group and other calendar year companies, this statement is effective for financial years beginning after December 15, 2001, and earlier adoption or retroactive application is not permitted.

The Group will apply the new accounting guidelines in these statements for reporting in the first six months of 2002. The non-amortization provisions of SFAS No. 142 are expected to result in an adjustment to amortization expense, net of tax, for the year ended December 31, 2002 of CHF 1.6 billion (approximately CHF 1.33 per share). The actual assessment of the impact on the Group's earnings and financial position of the impairment provisions of SFAS No. 142 will be based on goodwill and other intangible assets recorded on January 1, 2001, in accordance with the standard. The Group will perform the first of the required impairment tests of goodwill and indefinite life intangible assets during the first six months of 2002. Due to the extensive effort involved in adopting SFAS No. 141 and SFAS No. 142, the Group is currently unable to determine what the effect of these tests will be on the earnings and financial position of the Group.

Accounting for the impairment or disposal of long-lived assets

In October 2001, the FASB issued SFAS NO. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS (SFAS No. 144).

SFAS 144 supercedes SFAS NO. 121 ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF (SFAS 121), and the accounting and reporting provisions of APB OPINION NO. 30 REPORTING THE RESULTS OF OPERATIONS -- REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURING EVENTS AND TRANSACTIONS (APB
30). This statement also amends ARB 51 CONSOLIDATED FINANCIAL STATEMENTS (ARB
51), to elimiate the exception to consolidation for a temporarily controlled subsidiary.

SFAS 144 is effective for financial years beginning after December 15, 2001. Upon adoption all long-lived assets to be disposed of and discontinued operations and shall be measure at the lower of the carrying amount of fair value less costs to sell. It also broadens the definition of discontinued operations but does not allow for the accrual of future operating losses, as was previously permitted.

Due to the effort involved in adopting SFAS 144, the Group is currently unable to determine the effect on earnings and the financial position of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.6  Investments

The following tables are based on the consolidated Swiss GAAP balance sheet as held-to-maturity or available-for-sale based on US GAAP criteria. Additional information regarding investments can be found in note 22 for financial investments from the banking business, note 23 for investments from the insurance business and note 24 for own shares included in the investments from the banking and insurance business.

Money market papers

                                                                                            Gross          Gross
                                                                         Amortized     unrealized     unrealized
December 31, 2001 (in CHF m)                             Book value           cost          gains         losses     Fair value
-------------------------------------------------------------------------------------------------------------------------------
Debt securities issued by foreign governments                 3,401          3,401              0              0          3,401
-------------------------------------------------------------------------------------------------------------------------------
Securities held-to-maturity                                   3,401          3,401              0              0          3,401
-------------------------------------------------------------------------------------------------------------------------------
Debt securities issued by the Swiss Federal Gov-
  ernment, cantonal or local governmental entities            1,266          1,266              0              0          1,266
Debt Securities issued by foreign governments                 1,594          1,594              0              0          1,594
Corporate debt securities                                       292            292              0              0            292
Other                                                             0              0              0              0              0
-------------------------------------------------------------------------------------------------------------------------------
Securities available-for-sale                                 3,152          3,152              0              0          3,152
-------------------------------------------------------------------------------------------------------------------------------
Other money market papers1)                                  25,474              -              -              -              -
-------------------------------------------------------------------------------------------------------------------------------
Total money market papers                                    32,027              -              -              -              -
-------------------------------------------------------------------------------------------------------------------------------

                                                                                            Gross          Gross
                                                                         Amortized     unrealized     unrealized
December 31, 2000 (in CHF m)                             Book value           cost          gains         losses     Fair value
-------------------------------------------------------------------------------------------------------------------------------
Debt securities issued by foreign governments                 1,408          1,408              0              0          1,408
-------------------------------------------------------------------------------------------------------------------------------
Securities held-to-maturity                                   1,408          1,408              0              0          1,408
-------------------------------------------------------------------------------------------------------------------------------
Debt securities issued by Swiss Federal Government,
  cantonal or local governmental entities                     1,555          1,564              0              0          1,564
Debt securities issued by foreign governments                 3,725          3,725              0              0          3,725
Corporate debt securities                                       271            271              0              0            271
Other                                                            78             78              0              0             78
-------------------------------------------------------------------------------------------------------------------------------
Securities available-for-sale                                 5,629          5,638              0              0          5,638
-------------------------------------------------------------------------------------------------------------------------------
Other money market papers 1)                                 23,090              -              -              -              -
-------------------------------------------------------------------------------------------------------------------------------
Total money market papers                                    30,127              -              -              -              -
-------------------------------------------------------------------------------------------------------------------------------

1) Not considered debt securities under US GAAP criteria but rather cash and cash equivalents, interest bearing deposits due from banks and trading assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Financial investments from the banking business

                                                                                            Gross          Gross
                                                                         Amortized     unrealized     unrealized
December 31, 2001 (in CHF m)                             Book value           cost          gains         losses     Fair value
-------------------------------------------------------------------------------------------------------------------------------
Debt securities issued by foreign governments                 5,691          5,691              5              2          5,694
Corporate debt securities                                         3              3              0              0              3
Other                                                             0              0              0              0              0
-------------------------------------------------------------------------------------------------------------------------------
Debt securities held-to-maturity                              5,694          5,694              5              2          5,697
-------------------------------------------------------------------------------------------------------------------------------
Debt securities issued by the Swiss Federal
  Government, cantonal or local governmental
  entities                                                      502            502             22             18            506
Debt securities issued by foreign governments                 8,441          8,446             80              5          8,521
Corporate debt securities                                     1,206          1,204             14              1          1,217
Other                                                           422            422              2              1            423
-------------------------------------------------------------------------------------------------------------------------------
Debt securities available-for-sale                           10,571         10,574            118             25         10,667
-------------------------------------------------------------------------------------------------------------------------------
Equity securities                                             3,694          3,731          2,199             38          5,892
-------------------------------------------------------------------------------------------------------------------------------
Securities available-for-sale                                14,265         14,305          2,317             63         16,559
-------------------------------------------------------------------------------------------------------------------------------
Own shares                                                      773             --             --             --             --
Own bonds                                                        31             --             --             --             --
Investments in venture capital                               14,458             --             --             --             --
Real estate                                                   2,070             --             --             --             --
Other                                                            15             --             --             --             --
-------------------------------------------------------------------------------------------------------------------------------
Total financial investments from the banking
  business                                                   37,306
-------------------------------------------------------------------------------------------------------------------------------

                                                                                            Gross          Gross
                                                                         Amortized     unrealized     unrealized
December 31, 2000 (in CHF m)                             Book value           cost          gains         losses     Fair value
-------------------------------------------------------------------------------------------------------------------------------
Debt securities issued by foreign governments                 4,021          4,021              1              1          4,021
Corporate debt securities                                        99             99              0              0             99
Other                                                            14             14              0              0             14
-------------------------------------------------------------------------------------------------------------------------------
Debt securities held-to-maturity                              4,134          4,134              1              1          4,134
-------------------------------------------------------------------------------------------------------------------------------
Debt securities issued by Swiss Federal Government,
  cantonal or local governmental entities                       764            764             23             20            767
Debt securities issued by other foreign governments           7,625          7,633            112              9          7,736
Corporate debt securities                                       974            974             20              2            992
Other                                                           466            466              9              1            474
-------------------------------------------------------------------------------------------------------------------------------
Debt securities available-for-sale                            9,829          9,837            164             32          9,969
-------------------------------------------------------------------------------------------------------------------------------
Equity securities                                             5,144          5,169          3,278             25          8,422
-------------------------------------------------------------------------------------------------------------------------------
Equity securities available-for-sale                         14,973         15,006          3,442             57         18,391
-------------------------------------------------------------------------------------------------------------------------------
Own bonds                                                         1              -              -              -              -
Investments in venture capital                                3,988              -              -              -              -
Real estate                                                   2,469              -              -              -              -
Other                                                             9              -              -              -              -
-------------------------------------------------------------------------------------------------------------------------------
Total financial investments from the banking
  business                                                   25,574              -              -              -              -
-------------------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents proceeds from sales of securities and realized gains and losses, on both Swiss GAAP and US GAAP bases, for the years ended December 31:

                                                            Available-for-sale securities
                      Debt securities  Debt securities  Debt securities  Equity securities  Equity securities  Equity securities
in CHF m                         2001             2000             1999               2001               2000               1999
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from sales            29,161           13,880           25,579             22,952             15,050             12,731
Realized gains
  Swiss GAAP basis              1,280              611              310              4,396              5,335              2,085
  US GAAP basis                 1,004              409              240              2,610              4,014              1,668
Realized losses
  Swiss GAAP basis                303              251              201              2,919              1,055                513
  US GAAP basis                   303              241              313              2,923              1,069                581
--------------------------------------------------------------------------------------------------------------------------------

Transfers of equity securities and securities classified as available-for-sale to trading account assets resulted in realized gross gains of CHF 0 million, CHF 25 million and CHF 52 million during 2001, 2000 and 1999, respectively, and gross losses of CHF 17 million, CHF 0 million and CHF 18 million in 2001, 2000 and 1999, respectively.

The Group recognized other than temporary impairments on investments securities held as available-for-sale of CHF 1,152 million, CHF 357 million and CHF 0 million in 2001, 2000 and 1999, respectively.

The following table presents the amortized cost and fair value of securities classified as available-for-sale and held-to-maturity by contractual maturity dates as of:

                                                              Securities       Securities         Securities         Securities
Debt securities                                          held-to-maturity held-to-maturity available-for-sale available-for-sale
December 31, 2001 (in CHF m)                              amortized cost       fair value     amortized cost         fair value
-------------------------------------------------------------------------------------------------------------------------------
From the banking business
Due in one year or less                                            1,920            1,919              3,279              3,290
Due from one to five years                                         3,774            3,778              6,912              6,996
Due from five to ten years                                             0                0                323                321
Due after ten years                                                    0                0                 60                 60
-------------------------------------------------------------------------------------------------------------------------------
Total debt securities from the banking business                    5,694            5,697             10,574             10,667
-------------------------------------------------------------------------------------------------------------------------------
From the insurance business
Due in one year or less                                                0                0              2,031              2,059
Due from one to five years                                             0                0             18,300             18,768
Due from five to ten years                                             0                0             32,140             32,576
Due after ten years                                                    0                0             12,937             13,157
-------------------------------------------------------------------------------------------------------------------------------
Total debt securities from the insurance business                      0                0             65,408             66,560
-------------------------------------------------------------------------------------------------------------------------------

At December 31, 2001, money market papers held by the Group which are classified as either available-for-sale or held-to-maturity primarily mature within one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2001, insurance financial investments with the fair value and book value of CHF 112 million and CHF 107 million, respectively, were on deposit with regulatory authorities. The Group retains ownership of all securities on deposit and receives the related investment income.

The net change in unrealized gains and losses for investments from the insurance business were as follows for the years ended December 31:

in CHF m                                                                                              2001       2000       1999
--------------------------------------------------------------------------------------------------------------------------------
Debt securities                                                                                      (127)        512    (3,656)
Equity securities                                                                                  (7,240)    (2,762)      3,571
Other investments                                                                                      314         16      (644)
--------------------------------------------------------------------------------------------------------------------------------
Change in unrealized investment gains (losses)                                                     (7,053)    (2,234)      (729)
Adjustments
  Deferred policy acquisition costs                                                                    543        158         59
  Present value of future profits                                                                       31        (3)          3
  Policyholder liabilities                                                                           1,517        418         27
Deferred income taxes                                                                                  670      1,168        124
--------------------------------------------------------------------------------------------------------------------------------
Net change in unrealized investment gains and losses from the insurance business                   (4,292)      (493)      (516)
--------------------------------------------------------------------------------------------------------------------------------

At December 31, 2001, the aggregate investments in debt securities from three specific individual counterparties were each in excess of 10% of consolidated shareholders' equity, excluding minority interests. Aggregate investments in debt securities issued by two European governments and a European financial institution represented approximately 18.4%, 17.2% and 14.3% respectively, of the December 31, 2001 balance of consolidated shareholders' equity, excluding minority interests. The Standard and Poor's ratings for these were AA, AAA and AAA, respectively.

47.7  Real estate held for investment from the insurance business

The following table shows real estate held for investment from the insurance business at December 31 for the years presented.

Amounts shown are Swiss GAAP reformatted to US GAAP presentation.

in CHF m                                                                                                  31.12.01       31.12.00
---------------------------------------------------------------------------------------------------------------------------------
Land                                                                                                         1,978          1,887
Buildings and improvements                                                                                   7,283          6,842
---------------------------------------------------------------------------------------------------------------------------------
Total cost                                                                                                   9,261          8,729
---------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation                                                                                     1,718          1,646
---------------------------------------------------------------------------------------------------------------------------------
Net book value                                                                                               7,543          7,083
---------------------------------------------------------------------------------------------------------------------------------
Estimated fair value                                                                                        10,367         10,052
---------------------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.8  Brokerage receivables and brokerage payables

The Group has receivables and payables from transactions in financial instruments purchased from and sold to banks, customers, brokers and dealers. The Group is exposed to risk of loss from the inability of its counterparty to pay for a purchase or to deliver the financial instruments sold, in which case the Group would have to sell or purchase the financial instruments at prevailing market prices. To the extent an exchange or clearing organization acts as a counterparty to a transaction, credit risk is generally reduced. The Group requires customers to maintain margin collateral in compliance with applicable regulatory and internal guidelines. Amounts shown below are Swiss GAAP reformatted to US GAAP presentation.

Brokerage receivables and brokerage payables, which arise in the normal course of business, consisted of the following as of:

in CHF m                                                      31.12.01   31.12.00
---------------------------------------------------------------------------------
Receivables due from customers                                  23,425     25,395
Receivables due from banks, brokers and dealers                 12,176      9,131
---------------------------------------------------------------------------------
Total brokerage receivables                                     35,601     34,526
---------------------------------------------------------------------------------
Payables due to customers                                       28,860     23,340
Payables due to banks, brokers and dealers                       9,213      9,921
---------------------------------------------------------------------------------
Total brokerage payables                                        38,073     33,261
---------------------------------------------------------------------------------

47.9  Securities borrowed, lent and subject to repurchase agreements

See also note 39 for additional information.

Amounts shown below are Swiss GAAP reformatted to US GAAP presentation. Securities borrowed or purchased under agreements to resell, at their respective balance sheet values, consisted of the following as of:

in CHF m                                                      31.12.01   31.12.00
---------------------------------------------------------------------------------
Federal funds sold and securities purchased under resale
  agreements                                                  206,964    201,972
Deposits paid for securities borrowed - cash only              23,640     30,484
---------------------------------------------------------------------------------
Total funds and securities                                    230,604    232,456
---------------------------------------------------------------------------------

Certain restatements have been made to prior-year amounts to conform to the current presentation.

Securities lent or sold under agreements to repurchase, at their respective balance sheet values, consisted of the following as of:

in CHF m                                                      31.12.01   31.12.00
---------------------------------------------------------------------------------
Federal funds purchased and securities sold under agreements
  to repurchase                                               185,320    157,974
Deposits received for securities lent - cash only              23,699     19,669
---------------------------------------------------------------------------------
Total funds and securities                                    209,019    177,643
---------------------------------------------------------------------------------

Certain restatements have been made to prior-year amounts to conform to the current presentation.

The maximum month end amount of securities purchased under agreements to resell was CHF 225,482 million, CHF 201,972 million and CHF 111,773 million in 2001, 2000 and 1999,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS respectively. The average amount of securities purchased under agreements to resell during the year was CHF 209,790 million, CHF 164,632 million and CHF 94,979 million in 2001, 2000 and 1999, respectively.

The resale and repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity, or facilitate trading activity. These instruments are collateralized principally by government securities and money market instruments and generally have terms ranging from overnight to a longer or unspecified period of time. It is the Group's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Group with the right to liquidate the collateral held. In the Group's normal course of business, substantially all of the collateral received that may be sold or repledged, has been sold or repledged at December 31, 2001.

Deposits paid for securities borrowed and deposits received for securities lent are recorded at the amount of cash advanced or received and are collateralized principally by cash or marketable securities. Securities borrowed transactions require the deposit of cash or securities collateral with the lender. For securities lent transactions, the Group receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Group monitors the market value of securities borrowed and securities lent on a daily basis, and additional collateral is obtained as necessary.

Securitization Activity

The Group enters into various transactions whereby commercial and residential mortgages as well as corporate bonds are sold to qualifying trust or special purpose trusts and beneficial interest in those trusts are sold to investors. The investors and the securitization trusts have no recourse to the Group's other assets for failure of debtors to pay when due.

In 2001, the Group recognized pre-tax gains of CHF 134 million on the securitization of the commercial mortgages, CHF 99 million pre-tax gain on the securitzation of residential mortgages and CHF 195 million pre-tax gain on securitizations of corporate bonds, respectively.

The following table summarizes cash flows received from securitization trusts for the year ended December 31:

                                                            2001                                  2000
                                            -------------------------------------   ---------------------------------
in CHF m                                      Commercial   Residential              Commercial   Residential
                                               Mortgages     Mortgages      Bonds    Mortgages     Mortgages    Bonds
---------------------------------------------------------------------------------------------------------------------
Proceeds from new securitizations                 14,583        28,692    18,815         4,709         1,216      518
Other cash flows received (gains/losses)             163            99       158            16             0        3
---------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of retained interest from securitizations, key economic assumptions used to value, as of December 31, 2001 and the sensitivity of the current fair value to immediate adverse percent changes in those assumptions are as follows:

                                                                   Commercial             Residential
                                                                     Mortgage                Mortgage
                                                                        Loans                   Loans         Bonds
-------------------------------------------------------------------------------------------------------------------
Carrying amount/fair value of retained interests (in CHF m)             1,230                   1,690           590

Weighted-average life (in years)                                   0.3 to 9.3             1.6 to 21.1   0.1 to 11.5
Weighted-average CHF value change for one basis point
  movement                                                               0.04                    0.05          0.03

Prepayment Speed Assumption 2)                                          N/A 1)   100 PSA to 833 PSA 5)        N/A 4)

Impact on fair value of 10% adverse change                                N/A                       9           N/A
Impact on fair value of 20% adverse change                                N/A                      12           N/A

Floating Interest Rate/Cash Flow Discount rate               Libor +/- Spread                    6.86          8.29
Impact on fair value of 10% adverse change                                 19                      34            10
Impact on fair value of 20% adverse change                                 37                      68            20

Expected credit losses 3)
Impact on fair value of 2% adverse change                                   0                       0             1
Impact on fair value of 5% adverse change                                   1                       0             2
-------------------------------------------------------------------------------------------------------------------

1) These mortgages typically have prepayment fees associated with them and have balloon payments at the end of the term and as such prepayments are not considered key assumptions.
2) PSA is an industry standard prepayment speed model used in the calculation of the fair value of the retained interest. PSA utilizes the Constant
    Prepayment Rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month of life. This increases by 0.2% thereafter during the life of the mortgage loan leveling off to a constant prepayment rate of 6.0% per annum beginning in the thirtieth month and each month thereafter during the life of the mortgage loan. 100 PSA equals 100 Constant Prepayment Rate (CPR).
3) Expected credit losses for mortgage loans are assumed to be zero as generally the underlying mortgages are secured by real property and substantially all beneficial interest retained represents investment grade interests.
4) The majority portfolio consists of high-yield and investment grade corporate bonds. These obligations are not prepayable. The remaining portfolio consists of commercial and residential loans. Commercial obligations typically have balloon payments and as such prepayments are not considered key assumptions.
5) Amid falling rates in 2001, huge prepayment volatility occurred especially with respect to the initial pricing assumptions.

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. Therefore, changes in one assumption may result in changes in another assumption which might magnify or counteract the sensitivities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.10  Income taxes

See note 14 for additional information on taxes.

The Group is incorporated in Switzerland and operates in various countries with differing tax laws and rates. A substantial amount of the Group's income before taxes and related taxes are generated outside of Switzerland. Consequently, the effective tax rate may vary from period to period to reflect the generation of taxable income in tax jurisdictions.

A reconciliation of taxes computed at the statutory rate of 25% to the actual taxes is shown in the following table.

in %                                                              2001       2000       1999
--------------------------------------------------------------------------------------------
Statutory tax rate                                                25.0       25.0       25.0
Increases/(decreases) in taxes resulting from:
Effects of different tax rates                                   (29.6)      (9.6)     (10.7)
Net operating losses (NOL) for which no deferred tax asset
  is recognized                                                   36.8        4.4        9.9
Utilization of NOL                                                (7.9)      (7.6)     (10.0)
Changes in deferred tax valuation allowance                        2.8       (2.1)      (3.0)
Lower taxed income                                               (21.2)      (1.4)      (2.5)
Non deductible expenses, allowances and deductions                26.8        3.7       (1.0)
Other                                                            (11.6)       5.9        8.8
--------------------------------------------------------------------------------------------
Effective tax rate                                                21.1       18.3       16.5
--------------------------------------------------------------------------------------------

At December 31, 2001 and 2000, deferred tax assets based on Swiss GAAP totaled CHF 6,910 million and CHF 6,883 million, respectively, while deferred tax liabilities based on Swiss GAAP totaled CHF 5,740 million and CHF 6,659 million at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, the Group had accumulated undistributed earnings from foreign subsidiaries, which are subject to unrecoverable withholding tax of CHF 8,754 million and CHF 6,055 million, respectively. No deferred tax has been recorded as these earnings are considered indefinitely reinvested. If these earnings were distributed, the Group would be subject to unrecoverable withholding tax of CHF 539 million and CHF 344 million at December 31, 2001 and 2000, respectively.

Foreign income/(loss) before tax expense was CHF (630) million, CHF 2,347 million and CHF 2,341 million at December 31, 2001, 2000 and 1999, respectively. Foreign income is defined as income generated by operations located outside Switzerland.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Presented below in accordance with SFAS NO. 109 ACCOUNTING FOR INCOME TAXES, is the tax effect of temporary differences that give rise to significant portions of the US GAAP deferred tax assets and deferred tax liabilities valued in accordance with US GAAP as of:

in CHF m
                                                              31.12.01   31.12.00
---------------------------------------------------------------------------------
Insurance technical provisions                                   2,092      1,922
Employment benefits                                              2,254      2,513
Investment Securities                                              317        149
Provisions                                                       1,908        195
Derivatives                                                        120        892
Real estate                                                        339        238
NOL carry-forwards                                               1,862      2,266
Other                                                            1,364      1,266
---------------------------------------------------------------------------------
Deferred tax asset before valuation allowance                   10,256      9,441
Less valuation allowance                                        (1,400)    (1,155)
---------------------------------------------------------------------------------
Deferred tax assets net of valuation allowance                   8,856      8,286
---------------------------------------------------------------------------------
Insurance technical provisions                                    (525)       (76)
Employee benefits                                                  (85)       (68)
Investment securities                                           (1,184)    (2,234)
Present value of future profits                                 (1,576)    (1,953)
Deferred policy acquisition costs                                 (698)      (535)
Business combinations                                           (1,863)    (1,766)
Derivatives                                                        (69)      (277)
Software capitalization                                           (211)      (124)
Leasing                                                           (169)      (165)
Real estate                                                       (599)      (624)
Other                                                           (1,126)    (1,017)
---------------------------------------------------------------------------------
Deferred tax liabilities                                        (8,105)    (8,839)
---------------------------------------------------------------------------------
Net deferred tax assets/(liabilities)                              751       (553)
---------------------------------------------------------------------------------

Certain foreign branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry-forwards and other items. A US GAAP valuation allowance has been recognized because it is "more likely than not" that some portion of the deferred tax will not be realized due to limited carry-forward periods and expected taxable profits. The net change during 2001 in the total valuation allowance was CHF 245 million. This change was due to utilization of tax carry-forwards. Based on management's assessment, it is more likely than not that all the net deferred tax assets will be realised through future taxable income or implementation of tax planning strategies.

At December 31, 2001, the Group had available net operating loss carry-forwards totalling CHF 6,692 million, the latest of which expires in 2020.

47.11  Reinsurance

See also note 16 for additional information on reinsurance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group's non-life and life insurance companies cede some of their insurance risks to third-parties in order to provide greater diversification of their businesses, provide additional capacity for future growth, effect business-sharing arrangements, protect against catastrophic events and limit the potential for losses arising from large risks. The reinsurance arrangements do not relieve the Group from its direct obligation to its policyholders. Thus, a credit exposure exists to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance arrangements. The Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to reinsurers to minimize its exposure to significant losses from reinsurers' insolvencies. The Group's current policy is generally to place its reinsurance with companies rated either AAA or AA by Standard & Poor's. A balance sheet provision has been recorded for estimated unrecoverable reinsurance of CHF 4 million and CHF 7 million for 2001 and 2000, respectively. In addition, the Group's policy is to generally hold collateral in the form of cash, securities and letters of credit as security under the related reinsurance agreements. Concentrations with individual reinsurers are not material to the Group and the Group is not substantially dependent upon any reinsurance contract.

Non-life reinsurance

Over the past several years, the Group has gradually been replacing its proportional reinsurance treaties with non-proportional treaties. Retention limits are based generally on the line of business and the jurisdiction of coverage. The Group has a global catastrophic reinsurance protection program providing coverage for losses arising from any one incident in excess of CHF 50 million and CHF 50 million per year for all losses (incidents) between CHF 50 million and CHF 100 million (USD 25 million and 50% of the losses (incidents) between USD 25 million and USD 50 million in North America). Reinsurance assumed by the Group from other companies is done on a facultative basis.

H.S. Weavers was an underwriting agent that wrote business on behalf of Winterthur Insurance through year-end 1983. The agency accepted commercial umbrella and excess casualty business from US companies, and, as a result, has significant exposure to asbestos, pollution and other health hazard claims. Effective July 1, 2000, Winterthur Insurance purchased retroactive reinsurance coverage from the National Indemnity Corporation to limit the exposure from this book of business. The reinsurance provides coverage up to USD 800 million against an estimated undiscounted exposure of USD 584 million. As a result of this retroactive reinsurance transaction, Winterthur Insurance recorded a net deferred gain in 2000 in the amount of USD 233 million CHF 381 million. The net deferred gain will be amortized to operating income over the estimated settlement period. At December 31, 2001, the remainder of the deferred gain to be amortized in future years was USD 203 million (CHF 340 million).

Life reinsurance

The Group limits its exposure to losses on any single life. For ordinary insurance, Winterthur Life & Pensions retains a maximum coverage of approximately CHF 3 million per individual life. There are smaller retentions for certain geographic regions and other products. Life reinsurance is entered into principally under surplus agreements on yearly renewable term or modified co-insurance basis. Amounts recoverable from life reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

47.12  Present value of future profits

The following table represents the activity in the present value of future profits (PVFP) for the years ended December 31:

in CHF m
                                                                    2001       2000       1999
----------------------------------------------------------------------------------------------
Balance at beginning of financial year                             2,522      1,505        754
Additions arising from acquisitions                                   59      1,150        758
Interest accrued during the year                                     157        156         50
Eliminated due to impairment or disposals                              0        (44)         0
Amortization expense                                                (394)      (126)       (89)
Foreign currency translation impact                                  (40)      (116)        29
----------------------------------------------------------------------------------------------
Carrying value at end of year before adjustments                   2,304      2,525      1,502
Adjustment for unrealized gains and losses on
  available-for-sale securities                                       31         (3)         3
----------------------------------------------------------------------------------------------
Carrying value at end of financial year                            2,335      2,522      1,505
----------------------------------------------------------------------------------------------

For the year ended December 31, 2001, additions arising from acquisitions of life insurance portfolios relate to the acquisition of VOPF, one of the largest Czech pension fund. For the year ended December 31, 2000, the addition was related to the acquisitions of Colonial UK on July 1, 2000 and Nicos Life on April 1, 2000. For the year ended December 31, 1999, the addition was related to the acquisition of an additional 23% interest in DBV Winterthur Holding AG on July 1, 1999, which increased the Group's interest to 68.6%.

The estimated amount of the December 31, 2001 balance, before the effect of unrealized gains and losses, to be amortized over each of the next five years is as follows:

in CHF m
-----------------------------------------------------------------
2002                                                          392
2003                                                          264
2004                                                          248
2005                                                          235
2006                                                          223
-----------------------------------------------------------------

Under US GAAP the acquisition of "Winterthur" Swiss Insurance Company is required to be accounted for as an acquisition rather than as a pooling of interests as for Swiss GAAP. As a result any PVFP existing before the date of acquisition is eliminated and a new PVFP is calculated as of the acquisition date. The carrying value of PVFP computed in conformity with US GAAP is CHF 4,749 million, CHF 4,937 million and CHF 3,938 million at December 31, 2001, 2000 and 1999, respectively. These amounts are net of the impact of unrealized (losses)/gains of CHF (144) million, CHF 410 million CHF 599 million at December 31, 2001, 2000 and 1999, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.13  Deferred policy acquisition costs

Amounts shown are Swiss GAAP reformatted to US GAAP presentation. The following table summarizes the balances of and changes in deferred policy acquisition costs for the years ended December 31:

                                 Non-life   Non-life   Non-life       Life    Life    Life      Total      Total    Total
in CHF m                             2001       2000       1999       2001    2000    1999       2001       2000     1999
-------------------------------------------------------------------------------------------------------------------------
At beginning of financial year      1,454      1,191      1,144      2,511   2,369   2,330      3,965     3,560     3,474
-------------------------------------------------------------------------------------------------------------------------
Additions arising from
  acquisitions                        (26)       162          0        265       0       0        239       162         0
Deferred policy acquisition
  costs for the year                2,978      1,978      2,609        595     375     738      3,573     2,353     3,347
Amortization expense               (2,272)    (1,828)    (2,536)      (307)   (452)   (751)    (2,579)   (2,280)   (3,287)
Foreign currency translation
  impact                              (25)       (49)       (26)       (52)     61      (7)       (77)       12       (33)
-------------------------------------------------------------------------------------------------------------------------
Subtotal                            2,109      1,454      1,191      3,012   2,353   2,310      5,121     3,807     3,501
-------------------------------------------------------------------------------------------------------------------------
Adjustment for unrealized
  gains/ (losses) on
  available-for-sale securities         0          0          0        541     158      59        541       158        59
-------------------------------------------------------------------------------------------------------------------------
At end of financial year            2,109      1,454      1,191      3,553   2,511   2,369      5,662     3,965     3,560
-------------------------------------------------------------------------------------------------------------------------

47.14  Real estate

REAL ESTATE HELD FOR SALE

The following table summarizes the real estate held for sale at December 31 for the years presented. Amounts shown are Swiss GAAP reformatted to US GAAP presentation.

                                                              31.12.01   31.12.00
---------------------------------------------------------------------------------
Real estate acquired for sale                                    1,503      1,727
Real estate repossessed and held for sale                          572        756
---------------------------------------------------------------------------------
Real estate held for sale                                        2,075      2,483
---------------------------------------------------------------------------------

The properties are primarily commercial and residential real estate properties and in most cases are listed for sale, depending on market conditions. These properties are primarily related to the activities of Credit Suisse First Boston and Credit Suisse Banking.

Real estate held for sale is presented net of valuation adjustments. Valuation adjustments for foreclosed real estate represent management's best estimate of the expected value to be realized in a normal sale transaction.

OWN USE REAL ESTATE

See also note 26 for additional information on tangible fixed assets.

In 2001, the Group recognized an impairment loss for long-lived assets to be held and used of CHF 20 million. Impairment of long-lived assets losses totaled CHF 92 million in 2000 and resulted from other than temporary declines in the market values of certain buildings, which continue to be held and used, in Switzerland and Brazil. As a result principally of a significant decrease in market values of certain properties in Switzerland, the Group performed an impairment evaluation on own use real estate in both 2000 and 2001. Certain properties were identified as impaired in cases where the properties' carrying values exceeded the expected future cash flows computed undiscounted and without interest

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS charges. The carrying values of the impaired properties were written down to fair value and this established a new cost basis. For these properties, fair values were measured based on either discounted cash flow analyses or appraisals. Accordingly, in 2000, an impairment loss of CHF 77 million was recorded in DEPRECIATION AND WRITE-OFFS ON NON-CURRENT ASSETS, NET. Additionally, the Group purchased own use real estate in Brazil and translated the Brazilian currency at the date of purchase into USD, the reporting currency of the Group's subsidiary holding this property. Due to the significant devaluation of the Brazilian currency against the USD in 2000, the Group believed it could no longer realize the dollar value reported for financial statement purposes. In October 2000, the Group obtained a building appraisal and converted the estimated value into USD at the October 2000 exchange rate. The real estate was written-down for the difference between this amount and the carrying amount. An impairment loss of CHF 15 million was recorded in the line item DEPRECIATION AND WRITE-OFFS ON NON-CURRENT ASSETS, NET. There were no impairments identified in 1999.

47.15  Fair value of financial instruments

The table below presents the fair value and the Swiss GAAP carrying values of financial instruments in accordance with SFAS NO.107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS No. 107). This statement requires the disclosure of fair value information about financial instruments, whether or not amounts are recognized in the balance sheet.

Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are determined using present value estimates or other valuation techniques. The calculated fair values are significantly affected by the assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of this statement exclude all non-financial instruments such as lease transactions, real estate and premises, equity method

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS investments and pension and benefit obligations. Accordingly, the fair value amounts presented do not represent management's estimation of the underlying value of the Group.

                                                                  Book       Fair       Book       Fair
                                                                 value      value      value      value
in CHF m                                                      31.12.01   31.12.01   31.12.00   31.12.00
-------------------------------------------------------------------------------------------------------
On balance sheet financial assets
Cash and other liquid assets                                     3,092      3,092      2,928      2,928
Money market papers                                             32,027     32,026     30,127     30,142
Due from banks                                                 203,785    203,801    218,521    218,513
Receivables from the insurance business                         11,823     11,823      9,871      9,871
Due from customers 1)                                          183,685    183,953    168,374    168,665
Mortgages 1)                                                    92,034     92,830     91,879     91,917
Securities and precious metals trading portfolios              208,374    208,374    198,917    198,917
Financial investments from the banking business 2)              19,960     22,289     19,107     22,525
Investments from the insurance business 2)                     123,742    123,415    125,534    125,595
Non-consolidated participations at cost                            367        482        370        465
Positive replacement values of derivative instruments          155,340    155,340    118,139    118,139
On balance sheet financial liabilities
Money market papers issued                                      19,252     19,286     23,176     23,218
Due to banks 1)                                                335,932    335,901    359,441    359,658
Payables from the insurance business                            11,864     11,864      8,807      8,807
Due to customers in savings and investment accounts             38,547     38,547     39,233     39,233
Due to customers, other 1)                                     261,513    261,620    213,385    213,907
Medium-term notes (cash bonds)                                   3,019      3,115      3,225      3,308
Bonds and mortgage-backed bonds                                 81,505     82,268     65,524     65,811
Negative replacement values of derivative instruments          157,504    157,504    123,184    123,184
-------------------------------------------------------------------------------------------------------

Certain reclassifications have been made to prior-year amounts to conform to the current presentation.

1) Lease transactions have been excluded from these carrying and fair values in accordance with SFAS No. 107.
2) Real estate and premises have been excluded from these carrying and fair values in accordance with SFAS No. 107.

The following is a description of the significant methods and assumptions used in calculating the fair values presented above.

For cash and other liquid assets, money market claims maturing within three months, the fair value is assumed to approximate carrying amount given the short-term nature of these instruments. This assumption is applied also to receivables and payables from the insurance business. For those items with a stated maturity exceeding three months, fair value is calculated using a discounted cash flow analysis.

The following describes the methods of determining the fair value of loans which are primarily included in due from banks, due from customers, and mortgages. For non-impaired loans where no quoted market prices are available, contractual cash flows are discounted using the market interest rates for loans with similar characteristics. For impaired loans, the carrying value net of valuation adjustments approximates fair value.

The securities and precious metals trading portfolio is carried on the balance sheet at fair value. Fair value is determined using quoted market prices.

The fair values of positive replacement values, negative replacement values, financial investments from the banking and the insurance business, and non-consolidated participations are based on quoted

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS market prices. Where these are not available, fair values are based on the quoted market prices of comparable securities, or are estimated by discounting anticipated future cash flows or using other valuation techniques.

For deposit instruments, which are included in due to banks, due to customers in savings and investment accounts and due to customers, other, the fair value is calculated as follows: for deposit instruments with no stated maturity and those with original maturities less than three months, the carrying value is assumed to approximate fair value due to the short-term nature of these liabilities. For deposit instruments with a stated maturity exceeding three months, fair value is calculated using a discounted cash flow analysis.

For medium-term notes, bonds and mortgage-backed bonds, fair values are estimated by using quoted market prices, or discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

47.16  Derivative financial instruments

See also the consolidated off-balance sheet business table and notes 29 and 32 for additional information on derivative financial instruments.

A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

(1)(a) One or more underlyings and (b) one or more notional amounts or payment provisions or both,

(2)  Requires little or no initial net investment, and

(3)  Its terms require or permit net settlement.

Derivatives are generally either privately negotiated over-the-counter (OTC) contracts or standard contracts transacted through regulated exchanges. The Group enters into derivative contracts for trading and risk management purposes.

The Group's most frequently used derivative products are interest rate and currency swaps, foreign exchange forward contracts, interest rate and foreign currency options, forward rate agreements, and foreign currency and interest rate futures.

Swaps

Swaps are contractual agreements between two parties to exchange a series of cash flows on a specified notional amount for a predetermined period.

For interest rate swaps, counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single currency. The main risks associated with these instruments are the exposure to movements in interest rates and the ability of the counterparties to meet the terms of the contract. Interest rate swaps are used to adjust exposure to interest rate risk by modifying the repricing or maturity characteristics of assets and liabilities.

Cross-currency swaps involve the exchange of fixed or floating rate interest payments in one currency for the receipt of fixed or floating interest payments in another currency.

For commodity swaps, counterparties generally exchange fixed and floating rate interest payments based on a notional value in a single commodity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Forwards and futures

Forwards and futures are contractual agreements to either buy or sell a specified currency, commodity or financial instrument at a specific price and date in the future. Forwards are customized contracts transacted in the OTC market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily margining. Counterparty or credit risk arises from the possible inability of OTC counterparties to meet the terms of their contracts and from movements in securities values, interest rates and foreign exchange rates.

Options

Options are contractual agreements that convey the right but not the obligation to either buy or sell a specific amount of a currency, commodity or financial instrument at a fixed price either at a fixed future date or at any time within a fixed future period.

The writer of the option receives a premium from the purchaser for accepting market risk. The purchaser of the option pays a premium for the right to exercise the option, and the purchaser accepts credit risk due to the uncertainty as to the writer's ability to fulfil the conditions of the contract. Options also include caps, collars, and floors, which are contractual agreements where the writer agrees to pay the purchaser, based on a specified notional amount, the agreed upon difference between the market rate and the prescribed rate of the cap, collar, or floor. The writer receives a premium for selling this instrument.

Collateral and netting

To reduce credit risk, specifically related to its derivative transactions, the Group enters into master netting agreements whenever possible and, when appropriate, obtains collateral from counterparties. These agreements provide that, in the event of default, all outstanding transactions with the counterparty will be terminated and all amounts outstanding will be settled on a net basis. The Group holds collateral in respect of credit related instruments where this is considered desirable, given the customer's assets. This provides the Group with a claim on these assets for both existing and future liabilities.

The Group subjects its derivative-related credit risks to the same credit approval, limit and monitoring standards that it uses for managing other transactions that create credit risk. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolio. The Group's credit exposure at December 31, 2001 from derivatives held for trading purposes is represented by the positive fair value of instruments. The risk of counterparty default on derivative contracts is monitored on an ongoing basis and the level of credit risk is further minimized by dealing with counterparties of good credit standing.

Adoption of SFAS 133

The Group adopted Statement of Financial Accounting Standards No. 133
(SFAS 133), ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by SFAS 138 on January 1, 2001 for US GAAP reporting purposes. In accordance with the transition provisions of SFAS 133, the Group recorded in its US GAAP financial statements the following:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- a net-of-tax cumulative-effect-type adjustment of CHF 123 million (loss) in earnings to recognize the difference (attributable to the hedged risks) between the carrying values and fair values of related hedged assets and liabilities; and

- a net-of-tax cumulative-effect-type adjustment of CHF 17 million in accumulated other comprehensive income to recognize at fair value all derivatives that are designated as cash flow hedging instruments.

The Group reclassified CHF 14 million from the transition adjustment that was recorded in accumulated other comprehensive income into US GAAP earnings during the twelve months following initial application to December 31, 2001.

Accounting for derivative and hedging activities

All derivatives are recognized on the balance sheet at their fair value. The fair value of a derivative represents the aggregate net present value of the expected cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as of the reporting date. Fair value does not indicate future gains or losses but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, including quoted market prices, where, available prevailing market rates for instruments with similar characteristics and maturities; net present value analysis; or other pricing models as appropriate.

On the date the derivative contract is entered into, the Group designates the derivative as one of the following for US GAAP purposes:

(1) a trading instrument,

(2) a risk management transaction not qualifying for US GAAP hedge accounting,

(3) a hedge of the fair value of a recognized asset or liability ("fair value" hedge),

(4) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or

(5) a hedge of a net investment in a foreign operation.

Trading derivatives are reported in trading assets or liabilities with changes in their fair value recognized as they occur in trading revenue. All other derivatives are reported in other assets or other liabilities.

Changes in the fair value of derivatives, which have been designated and qualify as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk are recorded in current-period earnings in the same line item as the hedged item. The ineffective portion of changes in the fair value of a fair value hedging derivative is recorded in other income as they occur.

The effective portion of the change in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income. These amounts are reclassified into earnings when the variable cash flow from the hedged item impacts earnings (e.g., when periodic settlements on a variable rate asset or liability are recorded in earnings). The ineffective portion of changes in the fair value of cash flow hedging derivative is recorded in other income as they occur.

Derivatives that are designated and qualify as foreign currency hedges, which are used to hedge the variability functional currency equivalent cash flows, are accounted for as cash flow hedges as described above. Derivatives that are designated and qualify as foreign currency hedges of the fair value of a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS foreign currency denominated asset or liability are accounted for as fair value hedges as described above.

The effective portion of changes in the fair value of a derivative used as a hedge of a net investment in a foreign operation, is recorded in the cumulative translation adjustments account within other comprehensive income. The ineffective portion of changes in the fair value is recorded as other income as they occur.

The Group purchases and sells financial instruments that contain derivative instruments "embedded" within them. Where the Group has determined that the economic characteristics of these embedded derivatives are not clearly and closely related to the economic characteristics of the host contract, the embedded derivative is separated from the host contract, and carried at fair value. The separated derivative is accounted for as a trading derivative instrument.

The Group formally documents all relationships between hedging instruments and hedging items, as well as its risk-management objective and strategy for undertaking hedge transactions. All derivatives that are designated as fair value, cash flow, or foreign currency hedges are linked to specific assets and liabilities on the balance sheet or specific forecasted transactions. The Group also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risk. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Group discontinues hedge accounting prospectively as discussed below. The effectiveness of hedging relationships is evaluated using quantitive measures of correlation.

The Group discontinues hedge accounting prospectively for the following reasons:

(1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including forecasted transactions);

(2) the derivative expires or is sold, terminated, or exercised;

(3) the derivative is no longer designated as a hedge instrument, because it is unlikely that the forecasted transaction will occur;

(4) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value due to the risk being hedged. When hedge accounting is discontinued on a cash flow hedge the net gain or loss shall remain in accumulated other comprehensive income and be reclassified into earnings in the same period or periods during which former hedged transaction affects earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within the original specified time period or with the additional time period as specified in SFAS 133, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be earned at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings, unless redesignated as a hedging instrument.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Use of Derivative Instruments

The Group maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Group's goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain assets and liabilities so that the net interest margin is not, on a material basis, adversely affected by movements in interest rates. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. Income or loss on the derivative instruments that are linked to the hedged assets and liabilities will generally offset the effect of this unrealized appreciation or depreciation. The Group views this strategy as a prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

By using derivative instruments, the Group is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the positive fair value of a derivative. The Group minimizes the credit (or repayment) risk arising from derivative transactions through its credit approval process and the use of limits and monitoring procedures. The Group seeks to further minimize credit risk through the use of collateral and netting arrangements (i.e., legal right of a setoff of receivable and payable derivative contracts) where it is deemed necessary.

The Group uses various hedging strategies that are developed through a review of potential hedging techniques and using analysis from financial simulation models and other internal and industry sources to identify the most cost effective method to hedge the risk exposure.

Trading Activities

The Group is active in most of the principal trading markets of the world, using the majority of the popular trading and hedging products. This includes the use of swaps, futures, options, and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. As a dealer, the Group's sales activities include acting as principal in structuring and marketing of derivative products to customers at competitive prices to enable them to transfer, modify or reduce current or expected risks. Trading activities include market-making, positioning and arbitrage activities, including derivative transactions entered into for risk management purposes that do not otherwise qualify for hedge accounting. These derivatives are presented in other assets. Market-making involves quoting bid and offer prices to other market participants to provide liquidity and regular availability of derivatives with the intention of generating revenues based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favorable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products. The majority of the Group's derivatives held at December 31, 2001, were used for trading activities.

Fair Value Hedges

The Group typically enters into interest rate swaps to manage its exposure to interest rate risk. The Group will generally use these swaps to convert fixed rate assets or liabilities to variable rates. The Group uses cross currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities. The Group uses forward contracts and option

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS contracts to hedge its exposure to changes in fair value of equity instruments. The Group uses foreign currency forwards to hedge the foreign currency risk associated with available-for-sale securities.

For the year ended December 31, 2001, the Group recognized a net loss on derivative instruments of CHF 14 million (reported as other expense in the consolidated income statement), which represented the sum of the ineffective portion of all fair value hedges and the amount excluded from the assessment of hedge effectiveness.

Cash Flow Hedges

The Group generally uses interest rate swaps to convert floating rate assets or liabilities to fixed rates. The Group uses cross currency swaps to convert foreign currency denominated fixed and floating rate assets or liabilities to fixed rate functional currency assets or liabilities. For the year ended December 31, 2001, the Company recognized no net loss on derivative instruments (reported as other expense in the consolidated income statement), which represented the sum of the total ineffectiveness of cash-flow hedge's and the amount excluded from the assessment of the hedge effectiveness. This amount represents the cashflow hedges ineffectiveness arising from differences between the critical terms of the interest rate swaps and the hedged liability.

Gains and losses on derivative contracts that are reclassified from accumulated other comprehensive income to current-period earnings are included in the line item in which the hedged forecasted transactions is recorded. As of December 31, 2001, there were CHF 9 million deferred net losses on derivative instruments in accumulated other comprehensive income reclassified to earnings during the previous twelve months.

Hedges of Net Investments in Foreign Operations

The Group typically uses forward exchange contracts and foreign-currency-denominated debt to hedge selected net investments in foreign operations. The purpose of this hedge is to protect against adverse movements in exchange rates. For the year ended December 31, 2001, there was no net losses related to these derivatives included in the cumulative translation adjustment within other comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

47.17  Financial instruments with off-balance sheet risk

Description of financial instruments with off-balance sheet risk

See also the consolidated off-balance sheet business table for further information on financial instruments with off-balance sheet risk.

The Group is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, to reduce its own exposure to fluctuations in interest rates, and to conduct lending activities. These financial instruments include commitments to extend credit, credit and performance-related guarantees, irrevocable commitments in respect of documentary credits, interest rate caps and floors written, interest rate swaps, and forward and futures contracts. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount reflected in the consolidated balance sheet. Derivative financial instruments are described in note 47.16 - Derivative financial instruments.

Risks involved and management of those risks

Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, letters of credit and financial guarantees, is represented by the notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet items.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments is expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Group evaluates each customer's credit worthiness on a case-by-case basis.

A provision for contingent liabilities is maintained for the banking operations, which is considered adequate to absorb losses arising from the existing balance of contingent liabilities. The provision for such losses is in accordance with the overall supervisory direction of the Swiss Banking laws. Each subsidiary sets out provisions for contingent obligations and claims, using Group guidelines. The provisions are reviewed on a quarterly basis by senior management.

Litigation

World War II Settlement

Swiss banking settlement

In October 1996, several class action lawsuits were brought against the Group and another Swiss bank in the United States District Court for the Eastern District of New York. In January 1999, an agreement was signed with various Jewish groups and the lawyers representing the US class action plaintiffs on a global settlement that would resolve all claims against all Swiss businesses but with the exception of certain named life insurance carriers, including Winterthur Life & Pensions, relating to the World War II era. On July 26, 2000, the court approved the global settlement, and on November 22, 2000, the court adopted a plan for distributing the settlement funds.

The full and conclusive settlement committed the defendant Swiss banks to pay USD 1.25 billion under certain terms and conditions. The Group committed to pay up to one-third of this sum. On

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

November 23, 2000, the Group paid the final installment into an escrow fund. Contributions from other Swiss companies that did not participate in the litigation are expected and have partly been committed. If such contributions materialize, they will help offset the amount the Group paid. A number of persons have elected to opt out of the settlement and not to participate in the class action. Such persons' claims will not be released by the settlement.

In addition, a number of appeals challenging the fairness of the settlement, or the distribution plan, were filed by purported class members but all of those appeals have been denied. Therefore, the settlement is fully effective. Accordingly, the settlement money paid into the escrow fund has been transferred to a settlement fund that is fully under the control of the court and class plaintiffs' counsel.

The Group and another bank have filed an appeal challenging a ruling by the court that seeks to narrow in two respects the scope of the releases given to Swiss companies and their affiliates who are alleged to have used slave labor during World War II. The court of appeals issued a favorable ruling with respect to one such issue and an unfavorable one with respect to the other. Further proceedings are contemplated in the district court to resolve finally the scope of the release language relating to other companies.

Claims against Life & Pensions

In 1997, a class action lawsuit, referred to as the Cornell case, was filed against 16 European insurance companies, including Life & Pensions, in the United States District Court for the Southern District of New York. Life & Pensions did not receive a release under the Swiss banking settlement described above. The plaintiffs claimed that these companies failed or refused to pay out benefits, particularly in connection with life policies, to which victims or survivors of World War II were entitled. In January 1999, Life & Pensions was named as a defendant in a second class action, also in the Southern District of New York, referred to as the Winters/Schenker case, which asserts the same or similar claims. In January 2000, the Cornell case was dismissed. Plaintiffs in the Winters/Schenker case were invited by the court to file an amended complaint.

In addition to the litigation and in response to actions by various American insurance regulators, in August 1998, an agreement was reached in co-operation with such regulators and with other European insurers, establishing a common procedure for the filing and processing of life insurance claims related to the World War II era. The organization established for this purpose, the International Commission on Holocaust Era Insurance Claims, or ICHEIC, has initiated procedures for claims outreach, claims handling, the auditing of the insurers and similar matters. Life & Pensions is taking an active part in ICHEIC.

The American Insurance Association, and certain of Life & Pensions US domiciled insurance subsidiaries along with several other US domiciled insurance companies affiliated with non-US entities have challenged in court proceedings legislation in the State of California purporting to suspend the licenses of the California insurers if the State determines that the insurers (or their non-US affiliates) have not followed certain procedures for insurance claims relating to the World War II era, the outcome of which challenge is at the present time uncertain.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Governmental/Regulatory inquiries relating to IPO allocation practices

Credit Suisse First Boston Corporation, or CSFB Corp., one of the Group's principal US broker-dealers, was the subject of an investigation in connection with certain of its alleged practices as to the allocation of shares in initial public offerings and subsequent securities transactions and commissions by the NASD Regulation, Inc., or NASDR, the US Attorney's Office for the Southern District of New York and the SEC. To our knowledge, several other investment banks have been the subject of investigations regarding similar matters.

The inquiries have principally focused on the allocation practices with respect to initial public offerings in 1999 and 2000 and in particular, the receipt of allegedly excessive commissions on secondary trades from certain customers that received allocations of shares and the relationship between the payment of commission and the receipt of the initial public offering allocations. On January 22, 2002, CSFB Corp. fully resolved the investigation by the SEC, which filed a Complaint, Consent and Final Judgment in the United States District Court for the District of Columbia. CSFB Corp. also entered into a Letter of Acceptance, Waiver and Consent with the NASDR, which fully resolves the NASDR investigation. Both documents charge CSFB Corp. with violations of certain NASD Conduct Rules and record-keeping regulations and the NASDR document also charges CSFB Corp. with failure to supervise. Neither document made any allegations or findings of fraudulent conduct by CSFB Corp. Pursuant to these settlements, CSFB Corp. agreed to pay a total of USD 100 million (CHF 169 million). This amount includes a USD 30 million (CHF 50 million) civil penalty to be divided between the SEC and NASDR, and a USD 70 million (CHF 117 million) payment to be made to the US Treasury and NASDR, representing disgorgement as a result of the conduct described by the SEC and NASDR in the Complaint and AWC. As part of these settlements, CSFB has adopted and agreed to follow new policies and procedures relating to the allocation of shares in initial public offerings. CSFB Corp. was also enjoined as part of these settlements from prescribed violations of the NASD Conduct Rules and record keeping requirements and was censured by the NASDR. CSFB Corp. settled these investigations without admitting or denying the allegations in the Complaint and AWC. CSFB Corp. has also been separately informed that the US Attorney, S.D.N.Y. has closed its investigation of CSFB Corp. in connection with its practices of allocating shares of IPO securities during the period from 1998 through 2000, without bringing any action.

Litigation relating to IPO allocation practices

Since January 2001, CSFB Corp., DLJSC and several other investment banks have been named as defendants in a large number of putative class action complaints filed in the US District Court for the Southern District of New York, alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the initial public offerings and with respect to transactions in the aftermarket. These lawsuits contain allegations that the registration statement and prospectus either omitted or misrepresented material information about commissions paid to CSFB Corp., DLJSC or the other investment banks and aftermarket transactions by certain customers that received allocations of shares in the initial public offerings. In certain complaints, CSFB Corp., DLJSC or the other investment banks are also alleged to have issued misleading analyst research reports that failed to disclose the alleged allocation practices and that analysts were allegedly subject to a conflict of interest resulting from the manner in which bonus

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS compensation was paid. The Group's entities intend to defend themselves vigorously against all of the claims asserted in these complaints.

Since March 2001, CSFB Corp. and several other investment banks have been named as defendants in several putative class actions filed in the US District Court for the Southern District of New York, alleging violation of the federal and state antitrust laws in connection with alleged practices in the allocation of shares in initial public offerings in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants have engaged in an illegal antitrust conspiracy to require customers, in exchange for initial public offering allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer's shares in follow on offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for initial public offering allocations, to agree to make aftermarket purchases of the initial public offering securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged "tie-in" arrangements are further alleged to have inflated artificially the market price for the securities. The Group's entities intend to defend themselves vigorously against all of the claims asserted in these complaints.

On May 25, 2001, CSFB Corp. was sued in the US District Court for the Southern District of Florida by a putative class of issuers in initial public offerings in which CSFB Corp. acted as lead manager on the grounds that CSFB Corp. underpriced initial public offerings, accepted excessive brokerage commissions in exchange for allocations in initial public offerings, required investors to give CSFB Corp. a share of initial public offering profits, and used initial public offering allocations to obtain additional investment banking business, all in breach of the underwriting agreement. This case was subsequently transferred to the US District Court for the Southern District of New York. An amended complaint has now been filed in this matter adding a breach of fiduciary duty claim and a claim for indemnification in the aforementioned IPO securities cases pending in the US District Court for the Southern District of New York. On March 29, 2002 CSFB Corp. moved to dismiss the amended complaint. The Group's entities intend to defend themselves vigorously against all of the claims asserted in this matter.

On June 29, 2001, CSFB Corp., together with another investment bank, was also named as a defendant in an action, the Covad Action, brought by a putative class consisting of CSFB Corp. retail customers that purchased shares in Covad Communications. CSFB Corp. was alleged to have violated a fiduciary duty to its retail customers by issuing favorable analyst reports in an effort to obtain investment banking business from Covad, including secondary offerings. The complaint in the Covad Action has been dismissed on consent of all parties. The plaintiffs in the Covad Action have stated their intention to file a new complaint. The Group's entities intend to defend themselves vigorously against all of the claims asserted in this matter.

On August 2, 2001, CSFB Corp. and five other investment banks were named as defendants in a putative class action filed with the US District Court for the Southern District of New York, alleging violations of the federal securities laws resulting from the issuance by defendants' research analysts of research reports on certain internet and technology company stocks, which reports included "buy" recommendations that allegedly increased or sustained the trading price of the stocks, and allegedly were materially misleading because they did not disclose the alleged financial interests of the analyst or the defendant investment banks in the subject internet or technology company. On November 9, 2001,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CSFB Corp. was served with the complaint in this action. In April 2002, plaintiffs stipulated to dismiss the action without prejudice as to CSFB Corp. and four of the other investment banks. The parties are currently awaiting court approval of this stipulation of dismissal.

Investigations of Regulators in Japan and United Kingdom

In 1999, the Financial Supervisory Agency of Japan, or Japan FSA completed a formal, on-site examination of the businesses of the Credit Suisse First Boston and certain of its subsidiaries in Japan. During the examination, the Japan FSA examiners questioned certain derivatives and other transactions entered into by Credit Suisse First Boston in Japan and inquired into certain supervisory and other issues. Shortly after the commencement of the Japan FSA examination in January 1999, our management became aware that several managers and other members of Credit Suisse First Boston's staff had attempted to intervene with the Japan FSA examination during its initial stages by canceling and/or destroying documents.

On July 29, 1999, we were notified of the administrative sanctions imposed by the Japan FSA and the Financial Reconstruction Commission in Japan, or FRC, as a result of the examination. The order revoked the license of the Tokyo branch of Credit Suisse Financial Products (currently known as Credit Suisse First Boston International, or CSFBi, our derivatives business subsidiary) to do business, and other sanctions were imposed on the Tokyo branch of Credit Suisse First Boston and other subsidiaries. On March 7, 2001, CSFBi was found guilty by the Tokyo District Court of obstructing the 1999 Japan FSA examination and was fined JPY 40 million (approximately CHF 0.5 million). The liability of CSFBi was based on an asserted principle of Japanese banking law that a company is vicariously liable for the conduct of employees during an examination.

In 1999, the Securities and Futures Authority of the United Kingdom, or UK SFA the principal regulator of our broker-dealer operations in the United Kingdom, commenced its own inquiry into the activities that were the subject of the Japan FSA examination as well as other activities associated with our operations in Tokyo. In July 2001, the UK SFA concluded the factual aspect of the investigation. On December 1, 2001, the UK SFA ceased to exist, and the investigation has been continued by the UK SFA's successor regulator, the Financial Services Authority of the United Kingdom, or UK FSA. On March 8, 2002, CSFBi received the UK FSA's "Preliminary Findings Letter," which sets forth the UK FSA's findings of fact upon which a decision to institute disciplinary proceedings against CSFBi would be based. CSFBi is in the process of preparing a response.

Securities and Exchange Board of India interim order

On April 18, 2001, the Securities and Exchange Board of India ("SEBI"), issued an interim order requiring that Credit Suisse First Boston (India) Securities Private Limited ("CSFB India") not undertake any new stock broking business until further orders are passed by SEBI. The interim order, which was issued following a preliminary enquiry by SEBI but prior to any hearing of the matter, was based on a preliminary determination by SEBI that (i) certain purchase and sale transactions in certain shares executed by CSFB India for a client in 2001 were financing transactions that were structured to give a misleading appearance of active trading in such shares leading to the creation of an artificial market and (ii) CSFB India had entered into unauthorized lending of securities. On April 30, 2001, CSFB India

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS presented a defense in which it refuted the allegations contained in the interim order at an initial hearing before the Chairman of SEBI.

CSFB India received an order from SEBI on June 5, 2001. In summary the order
(i) is a continuation of the April 18, 2001 order (and accordingly the suspension from carrying on stock broking business continues), (ii) did not introduce any new evidence or widen the scope or time period of this inquiry,
(iii) continues to make broadly similar allegations to those set out in the earlier order, although SEBI has concluded that CSFB India did not engage in unauthorized stock lending and (iv) appoints an enquiry officer to investigate the matter.

CSFB India attended a hearing in front of the enquiry officer on August 10, 2001. The enquiry officer issued a second show cause notice in February 2002 (to which CSFB India has already responded) that expanded the scope of the enquiry to cover transactions entered into from April 1, 2000 to March 31, 2001. The next step in the procedure is for the enquiry officer to make a recommendation to the SEBI chairman who will then make a final decision. The enquiry officer has not yet made her recommendation.

Enron-related Litigation and Inquiries

NEWPOWER HOLDINGS, INC.

Since February 27, 2002, Credit Suisse First Boston, Inc. or, CSFBI, DLJSC, CSFBDIRECT and certain other investment banks, along with NewPower
Holdings, Inc. or NewPower and certain of NewPower's directors, have been named as defendants in eight putative class actions filed with the US District Court for the Southern District of New York. One of our former employees was a director of NewPower and is named in seven of the eight complaints. These complaints allege violations of federal securities law due to alleged material misrepresentations in, and omissions of material fact from, the registration statement and prospectus issued in connection with NewPower's October 5, 2000 IPO, and for alleged misrepresentations and omissions regarding NewPower after the IPO. According to the complaints, NewPower was formed by Enron Corp., or Enron, in 1999, and Enron remains NewPower's controlling shareholder. On
April 24, 2002, the Court ordered that a consolidated complaint be filed 45 days after a lead plaintiff has been selected. The Group's entities intend to defend themselves vigorously against all of the claims asserted in these complaints.

CALLIHAN V. SKILLING, ET AL.

On March 15, 2002, certain executives and directors of Enron, Arthur Andersen and CSFBI were named in a putative class action filed in the US District Court for the Southern District of Mississippi by purchasers of publicly traded Enron securities who purchased between October 19, 1998 and November 27, 2001. This complaint alleges violations of federal securities laws due to alleged misstatements and omissions of material fact contained in certain registration statements and prospectuses issued in connection with the sale of certain Enron debt securities and common stock, and for alleged misstatements and omissions of material fact regarding the financial condition of Enron. The Group's entities intend to defend themselves vigorously against all of the claims asserted in this matter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TITTLE V. ENRON CORP., ET AL.

On April 8, 2002, Enron and certain executives and directors of Enron, Arthur Andersen and certain partners, executives and employees of Arthur Andersen, the law firm of Vinson & Elkins, L.L.P. and certain partners of Vinson & Elkins, and CSFBI and certain other investment banks, were named in a putative class action filed in the US District Court for the Southern District of Texas by Enron employees who participated in various Enron employee savings plans. The complaint alleges violations of the Employment Retirement Income Security Act of 1974, or ERISA for various breaches of fiduciary duty, violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO, state law negligence, and civil conspiracy for alleged misconduct in connection with the administration of Enron's employee savings plans. CSFBI and the other investment banking defendants have been named only in connection with the RICO and civil conspiracy claims. The Group's entities intend to defend themselves vigorously against those claims.

NEWBY V. ENRON CORP., ET AL.

On April 8, 2002, Enron and certain executives and directors of Enron, Arthur Andersen and certain partners, executives and employees of Arthur Andersen, the law firms of Vinson & Elkins, L.L.P. and Kirkland & Ellis, and CSFBI and certain other investment banks, were named in a consolidated putative class action filed in the US District Court for the Southern District of Texas by purchasers of Enron publicly traded equity and debt securities between October 19, 1998 and November 27, 2001. The complaint alleges violations of the federal securities laws for alleged misstatements and omissions of material fact regarding the financial condition of Enron, alleged misstatements and omissions of material fact in connection with various registration statements and prospectuses issued in connection with the sale of certain Enron securities and alleged controlling person liability, and violations of the Texas Securities Act for alleged material misstatements and omissions of material fact in connection with registration statements and prospectuses issued in connection with the sale of certain Enron debt securities. CSFBI has been named only in connection with the claims under the federal securities laws for alleged misstatements and omissions of material fact regarding the financial condition of Enron and for controlling person liability. The Group's entities intend to defend themselves vigorously against those claims.

THE RETIREMENT SYSTEMS OF ALABAMA V. MERRILL LYNCH & CO., ET AL.

On March 15, 2002, certain executives and directors of Enron, Arthur Andersen, and CSFBI and certain other investment banks were named in an action filed in the Circuit Court of Montgomery County, Alabama. A first amended complaint was filed on April 3, 2002. The first amended complaint alleges violations of the Securities Act of Alabama, the federal securities laws, as well as violations of Alabama statutory and common law due to alleged misstatements and omissions of material fact from certain registration statements and prospectuses issued in connection with the sales of certain Enron debt securities and common stock and for alleged material misstatements and omissions regarding Enron. CSFBI has been named only in connection with the claims under Alabama law. The Group's entities intend to defend themselves vigorously against those claims.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GOVERNMENT INQUIRIES

CSFB Corp., as well as, we understand, other investment banks, has received inquiries and requests for information from certain US Congressional committees, the SEC and the NYSE regarding certain transactions and business relationships with Enron and its affiliates, including certain Enron-related special purpose entities. The Group is cooperating fully with such inquiries and requests.

RESEARCH MATTERS

The New York State Attorney General, Secretary of the Commonwealth of Massachusetts, Securities Division, SEC, National Association of Securities Dealers and NYSE are reviewing the independence of research departments. CSFB Corp., as well as, we understand, other financial services firms, has been asked to provide information and documents. CSFB Corp. is fully cooperating with these inquiries.

Other

The Group and its subsidiaries are involved in a number of judicial, regulatory and arbitration proceedings, including those described above, concerning matters arising in connection with the conduct of the businesses of the Group and its subsidiaries. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and indeterminate amounts. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the financial condition of the Group as a whole, but could be material to the Group's operating results for any particular period.

47.18  Concentrations of credit risk

Credit risk concentrations arise and exist when any particular exposure type becomes material relative to the size and capital of the Group. Within the Group, monitoring by counterparties, country, industry, product and business division is carried out in an effort to ensure that such concentrations are identified. Possible material exposures of any counterparty or counterparties are regularly identified as part of regulatory reporting of large exposures. The approval of country and regional limits aims to avoid any undue country risk concentration. From an industry exposure point of view, the combined credit exposure of the Group is quite diversified. Within Credit Suisse Banking a large portion of exposure is from individual clients, particularly in residential mortgages in Switzerland. At Credit Suisse First Boston, a large portion of the exposure relates to transactions with financial institutions. However, in both cases, the customer base is extensive and the number and variety of transactions are broad. For Credit Suisse First Boston the business is also geographically diverse with operations focused in the Americas, Europe and, to a lesser extent, Asia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.19  Deposits

The following table presents information concerning domestic and foreign deposits as of December 31. Designation of Switzerland versus foreign is based upon the location of the office receiving and recording the deposit. Amounts shown are Swiss GAAP reformatted to US GAAP presentation.

                                                                        Total                                        Total
in CHF m                              Switzerland       Foreign      31.12.01    Switzerland        Foreign       31.12.00
--------------------------------------------------------------------------------------------------------------------------
Non-interest bearing demand                 9,570         2,467        12,037         10,095          4,170         14,265
Interest bearing demand                    30,926         3,227        34,153         29,651          4,859         34,510
Savings deposits                           38,536            11        38,547         39,219             14         39,233
Time deposits                              47,974       136,365       184,339         41,943        138,014        179,957
--------------------------------------------------------------------------------------------------------------------------
Total deposits                            127,006       142,070       269,076        120,908        147,057        267,965
--------------------------------------------------------------------------------------------------------------------------

At December 31, 2001, the remaining maturities of time deposits are as follows:

in CHF m
------------------------------------------------------------------------
2002                                                             169,432
2003                                                                 491
2004                                                               7,248
2005                                                               3,398
2006                                                               3,476
Thereafter                                                           294
------------------------------------------------------------------------
Total time deposits                                              184,339
------------------------------------------------------------------------

The aggregate amount of deposits that have been reclassified as loan balances at December 31, 2001 and 2000 were CHF 657 million and CHF 463 million, respectively.

47.20 Liabilities for loss and loss adjustment expenses for the non-life insurance business

The following table reconciles the gross non-life reserves in the reconciliation of loss and loss adjustment expenses (LAE) presented below to that presented in footnote 34 within the provision for unpaid claims and claim adjustment expenses and provisions for annuities at:

in CHF m                                                         31.12.01       31.12.00       31.12.99
-------------------------------------------------------------------------------------------------------
Gross loss and LAE reserves presented below                        19,588         20,604         19,072
Winterthur Reinsurance business 1)                                    377            493            863
Republic Insurance Company 2)                                           0              0            604
German Health 3)                                                      198            195            217
-------------------------------------------------------------------------------------------------------
Loss and LAE reserves                                              20,163         21,292         20,756
-------------------------------------------------------------------------------------------------------

1) The Winterthur Reinsurance business was divested in 1998. A 100% reinsurance contract was entered into for those contracts that were not novated.
2) Republic Insurance Company is a divested business, which was sold during 2000.
3) German health business, which is included in the non-life business segment, has been excluded from the table below as it is not a property-casualty business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.20 Liabilities for loss and loss adjustment expenses for the non-life insurance business (continued)
The following table is a summary reconciliation of the beginning and ending loss and LAE reserves, including the effect of reinsurance ceded, for the non-life insurance business for each of the years ended December 31:

in CHF m                                                             2001           2000           1999
-------------------------------------------------------------------------------------------------------
Loss and LAE reserves at beginning of financial year               20,604         19,072         17,559
Less reinsurance recoverables on unpaid losses at beginning
  of financial year                                                (3,914)        (2,650)        (1,976)
-------------------------------------------------------------------------------------------------------
Net loss and LAE reserves at beginning of financial year           16,690         16,422         15,583
-------------------------------------------------------------------------------------------------------
Current accident year                                              10,707          9,608          8,641
Prior accident years 1)                                                79            100           (248)
-------------------------------------------------------------------------------------------------------
Provision for losses and LAE for claims incurred                   10,786          9,708          8,393
-------------------------------------------------------------------------------------------------------
Current accident year                                              (4,796)        (4,550)        (4,082)
Prior accident years                                               (4,750)        (4,835)        (3,993)
-------------------------------------------------------------------------------------------------------
Loss and LAE payments for claims incurred                          (9,546)        (9,385)        (8,075)
-------------------------------------------------------------------------------------------------------
Unrealized foreign exchange loss/(gain)                              (234)          (317)           521
Other 2)                                                           (1,000)           262              0
-------------------------------------------------------------------------------------------------------
Net loss and LAE reserves at end of financial year                 16,696         16,690         16,422
-------------------------------------------------------------------------------------------------------
Reinsurance recoverables on unpaid losses at end of
  financial year                                                    2,892          3,914          2,650
-------------------------------------------------------------------------------------------------------
Loss and LAE reserves at end of financial year 3)                  19,588         20,604         19,072
-------------------------------------------------------------------------------------------------------

1) The loss on prior accident years in 2001 is primarily due to subsidiaries in USA and Spain. In 2000, this was primarily due to subsidiaries in Spain and
    Portugal and adverse development related to the December 1999 winter storms in Europe.
2) In 2001, included in the line Other are loss and loss expense reserves of CGU Belgium of CHF 513 million and Prudential Plc portfolio of CHF
    417 million, which Winterthur Insurance acquired in 2001, and of Winterthur International. Winterthur Swiss Insurance (Asia), Hong Kong and the Czech non-life portfolio of CHF 1,944 million, which Winterthur diverted in 2001. In 2000, this included loss and expense reserves of NIG of CHF 633 million, which Winterthur Insurance acquired in 2000, and the deferred gain of CHF 381 million on the H.S. Weavers retroactive reinsurance contract.
3)  Reserves for businesses disposed of have been excluded from the above table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.20 Liabilities for loss and loss adjustment expenses for the non-life insurance business (continued)
Gross losses and LAE for asbestos and environmental claims, excluding reinsurance for environmental and asbestos claims, were CHF 936 million and CHF 968 million at December 31, 2001 and 2000, respectively. Of this amount, CHF
799 million in 2001 and CHF 856 million in 2000 were from claims in North America. Net losses and LAE for asbestos and environmental claims, including reinsurance assumed and ceded for environmental and asbestos claims were CHF
268 million and CHF 288 million at December 31, 2001 and 2000, respectively. Of this amount, CHF 157 million in 2001 and CHF 178 million in 2000 were related to claims in North America. H.S. Weavers was an underwriting agent that wrote business on behalf of Winterthur Insurance through year-end 1983. The agency accepted commercial umbrella and excess casualty business from US companies, and as a result, has significant exposure to asbestos, pollution and other health hazard claims. Effective July 1, 2000, Winterthur Insurance purchased reinsurance coverage up to USD 800 million to limit exposure from this book of business. In addition, during 2000, Winterthur Insurance also sold Republic Insurance Company, which eliminated a significant amount of the Group's exposure to asbestos, pollution and other health hazard risks related to this book of business. Due to uncertainties such as changes in legislation, additional liabilities may arise for amounts in excess of the current reserves, which cannot be reasonably estimated. However, the Group believes it is not likely that the additional claims will have a material adverse effect on the Group's financial position and results of operations.

At December 31, 2001 and 2000 the carrying values of certain annuity type non-life reserves that are discounted, on a gross basis, were CHF 3,472 million and CHF 3,219 million, respectively. The discount amounts were CHF
1,708 million and CHF 1,553 million for 2001 and 2000, respectively. The discount rates used were between 3% and 5% in both years.

47.21  Participating policies of insurance business

Participating policies are policies where policyholders participate in the profits and the policies are expected to pay dividends based on the experience of the insurer.

Participating business for non-life insurance represents approximately 8% and 9% of the total non-life insurance premium income for the years ended December 31, 2001 and 2000, respectively.

Participating business for life insurance represents approximately 67% and 69% of the total life insurance premiums in force at December 31, 2001 and 2000, respectively, and approximately 69% and 70% of life insurance premium income for the years ended December 31, 2001 and 2000, respectively.

The amount of dividends to be paid is determined annually by the board of directors of the respective companies where the dividends are paid. Amounts allocable to participating policyholders are based on company practice, legal requirements and/or market conditions depending on the jurisdiction. At December 31, 2001 and 2000, the amount of policyholder dividends for non-life was CHF 193 million and CHF 246 million, respectively. The amount of policyholder dividends for life insurance was CHF 1,558 million and CHF
1,500 million at December 31, 2001 and 2000, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.22  Business combinations

Vojensky Otevreny Penzijni Fond (VOPF)

On April 4, 2001, Winterthur Life & Pensions acquired the largest Czech pension fund, Vojensky Otevreny Penzijni Fond (VOPF) for a purchase price of CHF 125 million. The Group acquired 93.28% of total capital on January 18, 2001 and 6.66% of total capital on May 9, 2001. This acquisition has been accounted for under the purchase method of accounting, and accordingly, the results of operations of WPF beginning April 1, 2001 have been included in the accompanying consolidated financial statements. Total goodwill was approximately
CHF 104 million will be amortized over 20 years under Swiss GAAP.

JO Hambro Investment Management Limited

On February 7, 2001, Credit Suisse Group acquired JO Hambro Investment Management Ltd., an investment company targeting high-net-worth individuals, for GBP 94.5 million (CHF 229 million) payable in a combination of cash and securities. This acquisition has been accounted for under the purchase method of accounting, and accordingly, the results of operations of JO Hambro Investment Management Limited beginning February 7, 2001 have been included in the accompanying consolidated financial statements. Under Swiss GAAP, the goodwill amount of GBP 86 million (CHF 208 million) will be amortized over 20 years. JO Hambro will for the time being retain its name and operate as a separately branded entity.

Commercial General Union

On September 30, 2001, Winterthur acquired the non-life insurance activities of Commercial General Union in Belgium. The purchase price was BEF 4,764 million (CHF 175 million) and the goodwill amount of BEF 6,424 million
(CHF 236 million) will be amortized over 20 years under Swiss GAAP. This acquisition has been accounted for under the purchase method of accounting, and accordingly, the results of operations of Commercial General Union in Belgium beginning September 30, 2001 have been included in the accompanying consolidated financial statements.

SLC Asset Management

On December 7, 2001, the Group acquired SLC Asset Management Limited, SLC Pooled Pensions Limited and Sun Life of Canada Unit Managers Limited, the principal UK asset management subsidiaries of global insurer Sun Life Financial Services of Canada Inc., for the purchase price of GBP 122 million (CHF 287 million). The companies are asset management companies with contracts for management of the insurance assets (including property) of their former affiliate Sun Life Assurance Company of Canada (UK) Limited and third-party institutional and retail funds. This acquisition has been accounted for under the purchase method of accounting, and accordingly, the results of operations beginning December 7, 2001 have been included in the accompanying consolidated financial statements. Under Swiss GAAP, the goodwill of GBP 106 million (CHF 250 million) will be amortized over 20 years.

Donaldson, Lufkin & Jenrette, Inc.

On November 3, 2000, the Group completed the acquisition of Donaldson, Lufkin & Jenrette, Inc. (DLJ). The Group acquired all of the outstanding shares of common stock of the series designated Donaldson, Lufkin & Jenrette, Inc.- DLJ Common Stock, for USD 90 per share in cash pursuant to a tender offer for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS consideration of USD 5,026 million (CHF 8,930 million). The Group also acquired from AXA, SA and certain of its affiliates, their combined interest in DLJ for a combination of USD 2,377 million (CHF 4,223 million) in cash and 102,908,668 newly issued common shares. Total consideration for the acquisition of DLJ, including costs associated with the transaction amounted to USD 12,361 million (CHF 21,962 million).

In accordance with a Merger Agreement dated August 30, 2000, DLJ, now named Credit Suisse First Boston (USA), Inc., became an indirect wholly owned subsidiary of the Group. This acquisition has been accounted for under the purchase method of accounting, and accordingly the results of operations of DLJ beginning from November 3, 2000 have been included in the accompanying consolidated financial statements. The purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair value at the acquisition date. Goodwill is being amortized on a straight-line basis over 20 years.

The following unaudited pro forma consolidated results of operations are presented in accordance with US GAAP as if the acquisition of DLJ had occurred at the beginning of the years presented.

                                                                  2000
Pro forma information (unaudited)                             in CHF m       1999
                                                                         in CHF m
---------------------------------------------------------------------------------
Revenue, net of interest expense                                73,922     60,717
Profit before extraordinary items                                2,328      1,524
Net profit                                                       2,345      1,524
Basic earnings per share (in CHF)                                 8.24       5.33
---------------------------------------------------------------------------------

The pro forma consolidated results of operations include adjustments to give effect to amortization of goodwill, interest expense on acquisition debt, retention benefits and certain other adjustments, together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

Colonial UK, Nicos Life, and National Insurance and Guarantee Corporation Plc

In 2000, "Winterthur" acquired the following entities in cash transactions:
Colonial UK; Nicos Life; and National Insurance and Guarantee Corporation Plc
(NIG). Colonial UK was purchased for GBP 290 million (CHF 731 million), Nicos Life was purchased for JPY 17,400 million (CHF 285 million) and NIG was purchased for GBP 130 million (CHF 347 million). All three acquisitions were accounted for as purchases and the resulting goodwill for each acquisition will be amortized over 20 years. The results of operations for each entity have been included in the accompanying consolidated financial statements beginning from the respective acquisition dates.

Warburg Pincus Asset Management

On July 6, 1999, Credit Suisse Asset Management (CSAM) completed its acquisition of Warburg Pincus Asset Management (Warburg Pincus), a US asset manager. CSAM paid an initial USD 450 million (CHF 689 million); consisting of USD 75 million (CHF 115 million) in cash and 8,276,596 common shares. Additional unconditional payments of USD 50 million (CHF 76 million) in common shares was paid out

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS within two years of the purchase date. These unconditional payments have been accrued and capitalized as part of the purchase price. Additional USD
150 million payments are conditional upon meeting employee retention and revenue targets as well as reaching specific levels of assets under management, and are to be paid out within three years of acquisition. Conditional payments are recorded as adjustments to goodwill when paid. The conditional payments are also made as a combination of cash and shares. Of these conditional payments, USD
70 million (CHF 114 million) has been paid out as certain targets for employee retention and assets under management were met for 2000 and 2001. This transaction has been accounted for as a purchase, and accordingly the results of operations beginning July 6, 1999 are included in the accompanying consolidated financial statements. Assets acquired and liabilities assumed have been recorded at their estimated fair values at the date of acquisition. Goodwill is being amortized on a straight-line basis over 20 years.

In connection with CSAM's acquisition of Warburg Pincus, the Group purchased a 19.9% interest in the private equity activities of Warburg Pincus & Co., effective July 6, 1999 for USD 425 million (CHF 650 million). The Group delivered 1,379,436 common shares with an aggregate value of approximately USD
62.5 million (CHF 96 million) and paid the remainder in cash. Additional USD 100 million payments, payable in cash and common shares, are subject to certain conditions and were paid out within two years of the acquisition.

DBV Winterthur Holding, AG

Effective July 1, 1999, Winterthur Group acquired an additional 23% stake in its fully consolidated subsidiary, DBV Winterthur Holding AG, Wiesbaden, from Commerzbank for DEM 977 million (CHF 759 million) in cash. The transaction was accounted for as a purchase, and goodwill is being amortized over 20 years. Winterthur Group's stake in DBV-Winterthur Holding AG increased to 68.6%. The change in minority interests as a result of this acquisition is reflected in the consolidated financial statements effective July 1, 1999.

Credit Suisse Financial Products/Credit Suisse First Boston International

In April 1999 Credit Suisse Group acquired Swiss Re's 20% minority interest in Credit Suisse Financial Products for CHF 1,104 million in cash. Credit Suisse Financial Products became a wholly owned subsidiary of Credit Suisse Group on the day of the acquisition. The transaction was accounted for as a purchase and resulting goodwill is being amortized using the straight-line method over 20 years. The transaction is reflected in the consolidated Swiss GAAP financial statements with effect from January 1, 1999. In March 2000, Credit Suisse Financial Products was renamed Credit Suisse First Boston International.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.22a  Restructuring Costs, Merger-related costs and Other Exceptional Charges

For related information related to restructuring charges, please refer to note 13.

The following is an analysis of the change in the restructuring provision of the Group for the year ended December 31, 2001:

in CHFm                                                       Balance at   Amounts paid     Foreign    Balance at
                                                                31.12.00        in 2001    exchange      31.12.01
-----------------------------------------------------------------------------------------------------------------
Personnel expenses                                                   333           (233)         10           110
Premises and equipment                                               294           (245)          9            58
Other                                                                406           (303)         18           121
-----------------------------------------------------------------------------------------------------------------
Total                                                              1,033           (781)         37           289
-----------------------------------------------------------------------------------------------------------------

Merger related costs represent retention awards related to the acquisition of DLJ, which are being expensed over the vesting period. The vesting period is generally three years. Retention awards of CHF 799 million are included in the consolidated income statement for the year ended December 31, 2001. The remaining retention awards of CHF 901 million as of December 31, 2001, are expected to be charged against earnings in the following periods:

in CHFm                                                       Amounts to be
                                                                 Charged
---------------------------------------------------------------------------
2002                                                                    565
2003                                                                    303
2004                                                                     33
---------------------------------------------------------------------------
Total                                                                   901
---------------------------------------------------------------------------

In addition during the fourth quarter of 2001, the Group incurred exceptional items of CHF 1,259 million due to staff reductions of approximately 1,500 employees, as part of an extensive cost-reduction program, which was initiated. Of this amount, CHF 985 million relates to severance and is included in PERSONNEL EXPENSES, CHF 274 million relates facilities charges and exit charges for non-core business, of which CHF 228 million is included in VALUATION ADJUSTMENTS, PROVISIONS AND LOSSES.

Included in other income for the year ended December 31, 2001 is a gain of approximately CHF 314 million on the assignment of the lease and related sale of the lease hold improvements on the former headquarters of DLJ.

47.23  Related party transactions

See also note 37 for information on loans to members of the Group's governing bodies.

All loans are either mortgages or loans against securities. Mortgage loans are granted either with variable interest rates that can be adjusted at any time to reflect changed market conditions for such loans or with fixed interest rates over a certain period. Typically, fixed mortgages are granted for periods of up to 5 years. Interest rates applied are based on the refinancing cost of the bank plus a reduced margin and are consistent with those applicable to other employees. Loans against securities are granted at interest rates that can be adjusted to changed market conditions at any time and are consistent with interest rates applicable to similar loans granted to other employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Group has entered into financing and other banking agreements with major shareholders and with companies in which members of the Board of Directors or the Group Executive Board have a significant influence. All such transactions were entered into in the ordinary course of business and at terms and conditions in line with comparable transactions with other similarly rated third-parties. The interest rates and/or fees applied are dependent on the Group's refinancing cost, the type of transaction as well as the terms of the transaction. At December 31, 2001, total exposures with such related parties amounted to CHF 82 million, including advances, derivative contracts and contingent liabilities. The highest exposure for the three years ended December 31, 2001, did not exceed CHF 1,070 million, including all contingent liabilities.

From time to time, the Group may engage through one of its subsidiaries in different types of investment banking transactions with related parties. As part of such contracts the Group may underwrite a substantial loan with the intention to immediately sell it again in the market. Any residual loans stemming from such transactions are included in the above amounts. Furthermore, the Group may enter through one of its subsidiaries into securities transactions with related parties involving a purchase of securities with the agreement to resell the securities back at an agreed price at a later date. Such borrowings are collateralized by a pledge of securities. The maximum potential exposure of such borrowings for the three years ended December 31, 2000 did not exceed CHF
450 million.

47.24  Pension and post-retirement benefits

See also note 36 for information on pension and post retirement benefits. The provisions of SFAS NO. 87, EMPLOYERS ACCOUNTING FOR PENSIONS (SFAS No. 87) have been applied only to the Group's main plans. Both the assets and covered employees within these main plans comprise in excess of 95% of the respective assets and covered employees in all of the Group's defined benefit plans. The measurement date for the Group's main plans is September 30, 2001. Amounts shown below are in accordance with US GAAP.

Swiss pension plans

The pension funds of the Group in Switzerland are defined benefit plans, and are set up as trusts, domiciled in Zurich and Winterthur. All employees in Switzerland are covered by these plans. The pension plan benefits exceed the minimum benefits required under Swiss law.

Contributions are paid for by the Group and the employees. The employee contributions are calculated as a percentage of the annual salary and are deducted monthly. The percentages deducted from the salary depend upon the employee's age and salary and vary between 7.5% and 12%. The employer's matching contributions are 167% of the employees' contributions.

Foreign pension plans

Various pension schemes exist in foreign locations of Credit Suisse Group, including both defined benefit and defined contribution plans. The plans' retirement benefits depend on age, contributions and salary. The funding policy for these plans is consistent with local government and tax requirements. The assumptions used are derived using local economic conditions. Material defined benefit plans exist in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Germany, the US and the UK. These retirement plans provide benefits in the event of retirement, death, disability, or employment termination.

Post-retirement benefits other than pensions

In the United States and Canada, the Group sponsors post-retirement life insurance plans and provides health care benefits for certain retirees and employees when they retire.

The following table shows the components of net periodic pension expense for the Swiss and foreign defined benefit plans for the years ended December 31:

Total pension expense
                                                               Pension     Pension     Pension
                                                              benefits    benefits    benefits
in CHF m                                                          2001        2000        1999
----------------------------------------------------------------------------------------------
Net benefits earned during the year                                423         406         311
Interest costs on benefit obligation                               634         591         561
Expected return on plan assets                                    (861)       (824)       (751)
Amortization of
  Unrecognized transition obligation/(asset)                        67          68          66
  Prior service cost                                                 3           2           1
  Unrecognized (gains)/losses                                      (28)         (1)          3
----------------------------------------------------------------------------------------------
Net periodic pension cost                                          238         242         191
Settlement loss                                                     59          18          28
----------------------------------------------------------------------------------------------
Total US GAAP pension expense                                      297         260         219
----------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the changes in the benefit obligation and the fair value of plan assets during 2001 and 2000 and the amounts included in the Group's condensed consolidated US GAAP balance sheet for the Group's defined benefit pension and other post-retirement benefit plans at:

                                                                                              Post             Post
                                                           Pension          Pension     retirement       retirement
                                                          benefits         benefits       benefits         benefits
in CHF m                                                  31.12.01         31.12.00       31.12.01         31.12.00
-------------------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of financial year           13,857           13,824             69               64
Benefit obligation of countries added in current
  year                                                         314               31              0                1
Plan participants' contributions                               254              192              0                0
Service cost                                                   423              406              2                2
Interest cost                                                  634              591              5                5
Plan amendments                                                233               15             (4)               0
Settlement loss                                                 59               18              0                0
Actuarial (gains)/losses                                       953             (296)             1                0
Business Combinations                                           (7)               0              0                0
Benefits payments                                             (632)            (855)            (5)              (4)
Exchange rate (gains)/losses                                   (18)             (69)             2                1
-------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of financial year                 16,070           13,857             70               69
-------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of financial
  year                                                      14,984           13,577              0                0
Assets of countries added in current year                      262               28              0                0
Actual return on plan assets                                  (989)           1,498              0                0
Group contributions                                            782              564              5                4
Plan participants' contributions                               254              192              0                0
Settlements                                                     29               18              0                0
Benefits payments                                             (632)            (855)            (5)              (4)
Exchange rate (gains)/losses                                    12              (38)             0                0
-------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of financial
  year 1)                                                   14,702           14,984              0                0
-------------------------------------------------------------------------------------------------------------------
Total amount recognized at end of financial year
Funded status of the plan                                   (1,368)           1,127            (70)             (69)
Unrecognized:
Net transition obligation/(asset)                              123              190              0               17
Prior service cost                                             255               25             (4)               1
Net actuarial (gains)/losses                                   962           (1,865)            (7)              (8)
4th quarter employer contributions                             146              145              1                1
-------------------------------------------------------------------------------------------------------------------
Net amount recognized                                          118             (378)           (80)             (58)
-------------------------------------------------------------------------------------------------------------------
Amounts recognized in the US GAAP balance sheet
  consist of
Prepaid benefit cost                                           428              533              0                0
Accrued benefit liability                                     (665)            (910)           (80)             (58)
Intangible asset                                                79               (1)             0                0
Accumulated other comprehensive income                         276                0              0                0
-------------------------------------------------------------------------------------------------------------------
Net amount recognized                                          118             (378)           (80)             (58)
-------------------------------------------------------------------------------------------------------------------

1) At December 31, 2001 and 2000, the total value of Group securities included in plan assets was CHF 697 million and CHF 675 million, respectively. The majority of these assets are invested in Credit Suisse Group shares. In addition, the majority of the plan assets of the Winterthur Pension Plan of Switzerland is fully insured with Winterthur Life Switzerland. The plan assets covered by this agreement amount to CHF 3,476 million and CHF
    3,281 million at December 31, 2001 and 2000, respectively.
2) For those plans whose accumulated benefit obligation exceeds plan assets, the aggregate accumulated benefit obligation for the year 2001 was
    CHF 1,884 million and the aggregate fair value of plan assets for the year 2001 for those plans was CHF 1,723 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average assumptions used in calculating the above amounts were:

                                                                                                         Post
                                                                            Pension         Post   retirement
                                                                Pension    benefits   retirement     benefits
in %                                                           benefits        2000     benefits         2000
                                                                   2001        in %         2001         in %
-------------------------------------------------------------------------------------------------------------
Discount rate                                                       4.4         4.7          7.0         7.5
Expected rate of salary increases                                   3.5         3.5            -           -
Expected long-term rate of return on assets                         6.0         6.2            -           -
Assumed health care cost increase                                     -           -          4.8         5.3
-------------------------------------------------------------------------------------------------------------

The discount rates used reflect the rates at which the pension benefits could be effectively settled. The assumed discount rates have been primarily based on the rates of return of high-quality fixed-income investments available in each market at the measurement date.

A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the accumulated post-retirement benefit obligation or expense for 2001 and 2000.

Defined Contribution Plans

The Credit Suisse Group also contributes to various defined contribution plans primarily in the US and the UK but also in other countries throughout the world. The contribution to these plans during 2001, 2000 and 1999 were CHF 109 million, CHF 102 million and CHF 84 million, respectively.

47.25  Capital requirements

Banking operations

The Group, on a consolidated basis, is subject to risk-based capital and leverage guidelines, under the Swiss Federal Banking Commission (FBC) and the Bank for International Settlements (BIS) guidelines. These guidelines are used to evaluate risk-based capital adequacy. For purposes of complying with FBC and BIS capital requirements, total capital is divided into three categories:

- Tier 1 capital (core capital)

- Tier 2 capital (supplementary capital)

- Tier 3 capital (additional capital)

Tier 1 capital primarily includes paid-in share capital, reserves (defined to include retained earnings), capital participations of minority shareholders in fully consolidated subsidiaries, and the reserve for general banking risks and audited current-year profits, less anticipated dividends. Among other items, this is reduced by the Group's holdings of its own shares outside the trading book and goodwill. Tier 1 capital is supplemented for capital adequacy purposes by Tier 2 capital, which consists primarily of hybrid capital and subordinated debt instruments. A further supplement is Tier 3 capital, which consists of certain unsecured subordinated debt obligations with repayment restrictions. The sum of all three capital tiers, less non-consolidated participations in the industries of banking, finance and insurance,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS equals total capital. Under both FBC law and BIS guidelines, a bank must have a ratio of total eligible capital to aggregate risk-weighted assets of at least 8%, of which the Tier 1 capital element must be at least 4%.

The following table sets forth key capital figures and ratios under the BIS guidelines as of:

                                                              31.12.01   31.12.00
---------------------------------------------------------------------------------
Tier 1 capital in CHF m 1)                                      21,155     27,111
Total capital in CHF m                                          34,888     43,565
BIS Tier 1 capital ratio (in %) 1)                                9.5%      11.3%
BIS Total capital ratio (in %)                                   15.7%      18.2%
---------------------------------------------------------------------------------

1)  Tier 1 capital includes non-cumulative perpetual preferred securities of CHF
     2.1 bn in 2001 and CHF 1.1 bn in 2000.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

The volatility of the components within shareholders' equity may have an impact on the capital adequacy of the Group. In 2001, total capital was impacted by a decrease in the amount of net unrealized gains on available-for-sale investment securities from the insurance business, as well as decreases in share capital and capital reserves.

At December 31, 2001, the Group was adequately capitalized under the regulatory provisions outlined under both FBC and BIS guidelines.

Broker-dealer operations

The Group's wholly owned subsidiaries, Donaldson, Lufkin & Jenrette Securities Corporation (DLJSC) and Credit Suisse First Boston Corporation (CSFB Corp.), are registered broker-dealers, registered futures commission merchants and member firms of the New York Stock Exchange, Inc. (the NYSE). As such, they are subject to the NYSE's net capital rule, which conforms to the Uniform Net Capital Rule pursuant to rule 15c3-1 of the Securities Exchange Act of 1934, as amended (the Exchange Act). Under the alternative method permitted by this rule, the required net capital may not be less than two percent of aggregate debit balances arising from customer transactions or four percent of segregated funds whichever is greater. If a member firm's capital is less than four percent of aggregate debit balances, the NYSE may require the firm to reduce its business. If a member firm's net capital is less than five percent of aggregate debit balances, the NYSE may prevent the firm from expanding its business and declaring cash dividends. At December 31, 2001, DLJSC and CSFB Corp.'s net capital of approximately USD 1.2 billion and USD 2.4 billion, respectively, were 19.7% and 43.9%, respectively, of aggregate debit balances and in excess of the minimum requirement by approximately USD 1.1 billion and USD 2.3 billion, respectively.

The Group's London-based broker-dealer subsidiaries are subject to the requirements of the Securities and Futures Authority, a self-regulatory organization established pursuant to the United Kingdom Financial Services Act of 1986. Other US and foreign broker-dealer subsidiaries of the Group are subject to the net capital requirements of their respective regulatory agencies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At 31 December 2001, the Group's broker-dealer subsidiaries were in compliance with all applicable regulatory capital adequacy requirements.

Insurance operations

The Group is required to maintain minimum solvency margins for its insurance business under the Swiss Code of Obligations. All insurance companies granted an insurance license in Switzerland are required to adhere to the following capital requirements:

in CHF m                                                                  Non-life       Life
---------------------------------------------------------------------------------------------
Capital                                                                   0.6-10.0   5.0-10.0
Organization fund 1)                                          up to 50% of capital    3.0-5.0
---------------------------------------------------------------------------------------------

1) The use of the organization fund is restricted. It can be used to cover incorporation and start-up extraordinary growth, and any losses.

The solvency margin for non-life is the greater of two calculations: (1) the premium margin based on the net premium income for the latest financial year; and (2) the claims margin, based on the net average claims expense for the last three financial years. The premium margin is calculated by taking 16-18% of the appropriate premium income less a deduction of up to 50% for the gross claims incurred in the previous financial year that were reinsured. The claims margin is calculated by multiplying 23-26% by the appropriate claims expense of up to 50% for the gross claims incurred in the previous financial year that were reinsured. The required solvency margin is the higher of the above two margins.

Life insurance companies are required to maintain a margin of approximately 4% of insurance reserves (1% of separate account reserves) plus 0.03% of the amount at risk under insurance policies. Required safety margin is calculated as:
(1) the total of commitments for policies issued, provisions for claims outstanding and policyholders surplus; plus (2) 1% of the total of clause (1), but at least CHF 100,000.

The minimum solvency margin requirements in Switzerland are similar to the requirements for European Union member countries in accordance with European Union directives. Regulators outside the EU can and do impose various capital and solvency requirements on insurers operating within their jurisdiction. Additionally, some local regulators can and do require companies to maintain solvency margins which are higher than the solvency margins provided for by the regulations.

Based on a review of the Group's principal insurance subsidiaries, at December 31, 2001, these subsidiaries were in compliance with all applicable solvency and capital adequacy margin requirements. The Group's principal insurance subsidiaries in aggregate represent approximately CHF 165 billion or approximately 97% of the total insurance assets of the Group.

Dividend restrictions

Certain of the Group's subsidiaries are subject to legal restrictions on the amount of dividends they can pay. For example, article 675 in conjunction with article 671 of the Swiss Code of Obligations restricts the amount of dividends that "Winterthur" Swiss Insurance Company, Credit Suisse First Boston and Credit Suisse legal entities can pay.

At December 31, 2001, the Group was not subject to significant restrictions on its ability to pay dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

47.26  Credit Suisse Group (parent company only)

Condensed statement of income
in CHF m                                                            2001         2000         1999
--------------------------------------------------------------------------------------------------
Interest income and income from securities                         1,343        1,620          190
Income from investments in Group companies 1)                      3,141        4,091        1,885
Other income                                                         555          270          271
--------------------------------------------------------------------------------------------------
Income                                                             5,039        5,981        2,346
--------------------------------------------------------------------------------------------------
Interest expenses                                                    423          376          263
Personnel expenses and directors' fees                               115          112          116
Other expenses                                                       182          154          143
Depreciation, write-offs and provisions                              655            0            2
Extraordinary expenses                                                 0            0            2
Taxes                                                                 66           92           27
--------------------------------------------------------------------------------------------------
Expenses                                                           1,441          734          553
--------------------------------------------------------------------------------------------------
Net profit for the year                                            3,598        5,247        1,793
--------------------------------------------------------------------------------------------------

1)  Recognized on a cost basis, pursuant to Swiss Company law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed balance sheet
in CHF m                                                          31.12.01       31.12.00
-----------------------------------------------------------------------------------------
Assets
Liquid assets held at Group companies                                1,497            772
Securities                                                           1,438          3,701
Other receivables from third-parties                                    39             87
Receivables from Group companies                                       490              0
Accrued income and prepaid expenses                                  1,272          1,842
-----------------------------------------------------------------------------------------
Total current assets                                                 4,736          6,402
-----------------------------------------------------------------------------------------
Investments in Group companies 1)                                   32,204         32,065
Long-term loans to Group companies                                   3,024          2,063
Securities                                                           3,039          2,420
-----------------------------------------------------------------------------------------
Total long-term assets                                              38,267         36,548
-----------------------------------------------------------------------------------------
Total assets                                                        43,003         42,950
-----------------------------------------------------------------------------------------

Liabilities and shareholders' equity
Payable to third-parties                                                 9            984
Payable to Group companies                                           1,161          1,168
Accrued expenses and deferred income                                 1,119          1,576
-----------------------------------------------------------------------------------------
Total current liabilities                                            2,289          3,728
-----------------------------------------------------------------------------------------
Bonds                                                                3,650          4,150
Long-term loans from Group companies                                 3,827          2,972
Provisions                                                             817            492
-----------------------------------------------------------------------------------------
Total long-term liabilities                                          8,294          7,614
-----------------------------------------------------------------------------------------
Share capital                                                        3,590          6,009
Legal reserve                                                       11,817         19,653
Reserve for own shares                                               2,469            600
Free reserves                                                       14,100              0
Retained earnings:
Retained earnings brought forward                                   (3,154)            99
Net profit for the year                                              3,598          5,247
-----------------------------------------------------------------------------------------
Total shareholders' equity                                          32,420         31,608
-----------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                          43,003         42,950
-----------------------------------------------------------------------------------------

1)  Recognized on a cost basis, pursuant to Swiss Company law

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Condensed cash flow statement
in CHF m                                                            2001         2000         1999
--------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net profit                                                         3,598        5,247        1,793
Net adjustments to reconcile net profit to net cash provided
  by operating activities                                           (531)        (444)        (322)
--------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          3,067        4,803        1,471
--------------------------------------------------------------------------------------------------
Cash flows from investing activities
Purchases of securities                                           (3,799)      (4,158)      (3,332)
Sales of securities                                                4,469        2,648        2,441
Investments in and advances to subsidiaries                       (1,282)     (11,407)      (2,214)
Repayment of advances to subsidiaries                                139            0          200
--------------------------------------------------------------------------------------------------
Net cash used in investing activities                               (473)     (12,917)      (2,905)
--------------------------------------------------------------------------------------------------
Cash flows from financing activities
Advances from subsidiaries                                           848        1,455        2,008
Issuance of bonds                                                      0          600          500
Repayments of bonds                                                 (500)        (600)           0
Proceeds from issuance of common shares                              175        8,717          758
Dividends paid/repayment out of share capital                     (2,392)      (1,917)      (1,360)
--------------------------------------------------------------------------------------------------
Net cash provided by/(used in) financing activities               (1,869)       8,255        1,906
--------------------------------------------------------------------------------------------------
Net increase/(decrease) in liquid assets                             725          141          472
Liquid assets at beginning of financial year                         772          631          159
--------------------------------------------------------------------------------------------------
Liquid assets at end of financial year                             1,497          772          631
--------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information
Cash paid during the year for income taxes                            31           78           17
Cash paid during the year for interest                               429          364          256
Cash dividends received from subsidiaries                          3,141        4,091        1,885
--------------------------------------------------------------------------------------------------

[KPMG LOGO]
                     Assurance
                     KPMG Klynveld Peat Marwick Goerdeler SA           Telephone +41 1 249 31 31
                     Badenerstrasse 172       P.O. Box                 Fax +41 1 249 30 41
                     CH-8004 Zurich           CH-8026 Zurich           www.kpmg.ch

Report of the Independent Auditors

THE BOARD OF DIRECTORS OF CREDIT SUISSE GROUP

Under the date of March 1, 2002, we reported on the consolidated balance sheets of Credit Suisse Group and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income and source and application of funds for each of the years in the three-year period ended December 31, 2001, which are included in the Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules I, III and IV in the Form 20-F. These financial statement schedules are the responsibility of Credit Suisse Group management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Zurich, March 1, 2002

KPMG Klynveld Peat Marwick Goerdeler SA

/s/ Brendan R. Nelson                            /s/ Peter Hanimann
Brendan R. Nelson                                Peter Hanimann
Chartered accountant                             Certified accountant

  Member Firm of                                 Member the Swiss Institute of Certified
  KPMG International                               Accountants and Tax Consultants

Schedule I

Summary of investments -- other than investments in related parties from the insurance business

                                                                                                            Amount
December 31, 2001                                                                                     shown in the
in CHF m                                                                     Cost 1)     Fair value  balance sheet
------------------------------------------------------------------------------------------------------------------
Debt securities
  United States Government and government agencies and authorities             1,502          1,531          1,531
  Swiss Federal Government, cantonal or local governmental entities            8,205          8,287          8,287
  Foreign governments                                                         19,336         19,558         19,558
  Public utilities                                                             1,214          1,270          1,270
  Convertibles and bonds with warrants attached                                   15             15             15
  All other corporate bonds                                                   36,993         37,755         37,755
Time deposits                                                                      2              2              2
------------------------------------------------------------------------------------------------------------------
Fixed maturities 2)                                                           67,267         68,418         68,418
------------------------------------------------------------------------------------------------------------------
Public utilities                                                                 496            501            501
  Banks, trust and insurance companies                                         5,153          5,618          5,618
  Industrial, miscellaneous and all other                                     16,533         16,250         16,250
------------------------------------------------------------------------------------------------------------------
Equity securities 3)                                                          22,182         22,369         22,369
------------------------------------------------------------------------------------------------------------------
Other investments
  Mortgage loans on real estate                                                9,811          9,468          9,811
  Real estate                                                                  7,549         10,376          7,549
  Policy loans                                                                   814            814            814
  Separate account investments                                                14,519         14,519         14,519
  Other long-term investments                                                  4,576          4,846          4,648
  Short-term investments                                                       3,805          3,802          3,802
------------------------------------------------------------------------------------------------------------------
Other investments                                                             41,074         43,825         41,143
------------------------------------------------------------------------------------------------------------------
Total investments                                                            130,168        134,268        131,930
------------------------------------------------------------------------------------------------------------------
Own shares                                                                                                     184
Policy loans (excluded from investments from the insurance business)                                          (813)
Derivatives (included in investments from the insurance business)                                              (10)
------------------------------------------------------------------------------------------------------------------
Total investments from the insurance business                                                              131,291
------------------------------------------------------------------------------------------------------------------

1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjustment for amortization of premiums and discounts.
2) Excludes bonds issued by Group entities with cost value of CHF 914 million and fair value of CHF 929 million.
3) Excludes shares issued by Group with cost value of CHF 181 million and fair value of CHF 184 million.

Schedule III

Supplementary insurance information

                                                     Other
                         Future policy              policy                         Benefits,    Amortisation
               Deferred      benefits,                 and                           claims,     of deferred
                 policy        losses,              claims                   Net  losses and          policy     Other
Segment     acquisition    claims, and  Unearned  benefits   Premium  investment  settlement     acquisition  operating Premiums
in CHF m          costs  loss expenses  premiums   payable   revenue      income    expenses           costs  expenses   written
--------------------------------------------------------------------------------------------------------------------------------
2001
Non-life          2,109         20,308     5,987     1,443    15,007       2,217     (11,509)1)       (2,272)     (873)   16,840
Life              3,553        102,818        13     7,785    17,188       3,651     (12,167)           (307)     (673)   17,203
--------------------------------------------------------------------------------------------------------------------------------
Total             5,662        123,126     6,000     9,228    32,195       5,868     (23,676)         (2,579)   (1,546)   34,043
--------------------------------------------------------------------------------------------------------------------------------
2000
Non-life          1,454         19,955     4,996     1,702    13,519       2,385     (10,432)1)       (1,828)     (822)   14,632
Life              2,511         95,198        21    10,303    15,171       6,051      (9,734)           (452)     (544)   15,172
--------------------------------------------------------------------------------------------------------------------------------
Total             3,965        115,153     5,017    12,005    28,690       8,436     (20,166)         (2,280)   (1,366)   29,804
--------------------------------------------------------------------------------------------------------------------------------
1999
Non-life          1,191         19,662     4,055     1,705    12,056       1,691      (6,145)1)       (2,536)     (787)   12,604
Life              2,369         79,922         9     8,628    14,090       5,048      (8,033)           (751)     (414)   14,088
--------------------------------------------------------------------------------------------------------------------------------
Total             3,560         99,584     4,064    10,333    26,146       6,739     (14,178)         (3,287)   (1,201)   26,692
--------------------------------------------------------------------------------------------------------------------------------

1) Includes benefit claims, losses and settlement expenses from health business and divested businesses.

Schedule IV

Reinsurance

                                                                                                            Amount
                                                                                                           assumed
                                                   Gross         Ceded to     Assumed from                  to net
in CHF m                                          amount  other companies  other companies   Net amount       in %
-------------------------------------------------------------------------------------------------------
2001
Life insurance in force                          351,726               --               --           --         --
Premiums
  Non-life                                        16,162           (1,679)             524       15,007        3.5%
  Life                                            17,190             (210)             208       17,188        1.2%
-------------------------------------------------------------------------------------------------------
Total premiums                                    33,352           (1,889)             732       32,195        2.3%
-------------------------------------------------------------------------------------------------------
2000
Life insurance in force                          333,859                -                -            -          -
Premiums
  Non-life                                        14,711           (1,532)             340       13,519        2.5%
  Life                                            15,438             (281)              14       15,171        0.1%
-------------------------------------------------------------------------------------------------------
Total premiums                                    30,149           (1,813)             354       28,690        1.2%
-------------------------------------------------------------------------------------------------------
1999
Life insurance in force                          282,599                -                -            -          -
Premiums
  Non-life                                        13,084           (1,244)             216       12,056        1.8%
  Life                                            14,178             (108)              20       14,090        0.1%
-------------------------------------------------------------------------------------------------------
Total premiums                                    27,262           (1,352)             236       26,146        0.9%
-------------------------------------------------------------------------------------------------------